Form 20-F
noco-noco Inc.
filed 2023-09-01
CIK 1964021

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                to

OR

☒	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: August 25, 2023

Commission File Number: 001-41789

noco-noco Inc.

(Exact name of Registrant as specified in its charter)

Not applicable	Cayman Islands
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)

4 Shenton Way

#04-06 SGX Centre II

Singapore 068807

(Address of principal executive offices)

Masataka Matsumura

Chief Executive Officer

4 Shenton Way

#04-06 SGX Centre II

Singapore 068807

Telephone: +65 69709643

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of exchange on which registered
Ordinary shares, par value US$0.0001	NCNC	The Nasdaq Capital Market LLC
Warrants, each whole warrant exercisable for one ordinary share	NCNCW	The Nasdaq Capital Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the shell company report: 132,436,440 ordinary shares, as of August 25, 2023.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐     No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☐

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☐     No  ☒

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting over Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.    Yes  ☐     No  ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.  ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to § 240.10D-1(b).  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow. Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

i

EXPLANATORY NOTE

On August 25, 2023 (the “Closing Date”), noco-noco Inc. (formerly known as Prime Number Holding Limited), an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company” or “PubCo”), consummated the previously announced Business Combination (defined below). The Business Combination was announced on December 29, 2022, where PubCo, Prime Number Acquisition I Corp. (“PNAC”), Prime Number Merger Sub Inc., a Delaware corporation and a direct wholly-owned subsidiary of PubCo (“Merger Sub”), Prime Number New Sub Pte. Ltd., a Singapore private company limited by shares and a direct wholly-owned subsidiary of PubCo (“New SubCo”), NOCO-NOCO PTE. LTD., a Singapore private company limited by shares (“noco-noco”), and certain shareholders of noco-noco collectively holding a controlling interest (together with other shareholders of noco-noco subsequently joining the transactions, the “Sellers”), entered into a business combination agreement (“Business Combination Agreement”), pursuant to which, PNAC proposed to enter into a business combination with noco-noco involving a merger and a share exchange, among which: (i) Merger Sub would merge with and into PNAC, with PNAC as the surviving entity and a wholly-owned subsidiary of PubCo (the “Merger”), (ii) New SubCo would acquire all of the issued and outstanding shares of noco-noco from the Sellers, and in exchange, PubCo would issue to the Sellers the ordinary shares of PubCo, with noco-noco becoming a subsidiary of New SubCo and an indirect subsidiary of PubCo (the “Share Exchange”, and together with the Merger and the other transactions contemplated by the Business Combination Agreement, the “Business Combination”). Upon the consummation of the Business Combination, each of PNAC and noco-noco would become a subsidiary of PubCo, and PNAC stockholders and the Sellers would receive ordinary shares, par value $0.0001 per share, of PubCo (“PubCo Ordinary Shares”) as consideration and become the shareholders of PubCo. The Merger was consummated on August 24, 2023, and the Share Exchange and Business Combination were consummated on the Closing Date.

Pursuant to the Business Combination Agreement, upon the consummation of the Business Combination: (i) each PNAC unit (“PNAC Units”) issued and outstanding immediately prior to the effective time of the Merger was automatically detached and the holder thereof was deemed to hold one share of PNAC Class A Common Stock (defined below), one half of PNAC Warrant (defined below), and one PNAC Right (defined below); (ii) each share of PNAC Class A common stock, par value $0.0001 per share (“PNAC Class A Common Stock”, together with PNAC Class B Common Stock, par value $0.0001 per share, the “PNAC Common Stock”) issued and outstanding immediately prior to the effective time of the Merger was canceled in exchange for the right to receive one PubCo Ordinary Share, (iii) each PNAC warrant (“PNAC Warrant”) outstanding immediately prior to the effective time of the Merger ceased to be a warrant with respect to PNAC Common Stock and was assumed by PubCo and converted into a warrant of PubCo (“PubCo Warrant”) to purchase one PubCo Ordinary Share subject to substantially the same terms and conditions prior to the effective time of the Merger; and (iv) each PNAC Right (“PNAC Right”) outstanding immediately prior to the effective time of the Merger was cancelled in exchange for the right to receive one-eighth (1/8) of one PubCo Ordinary Share. In addition, pursuant to the Business Combination Agreement, upon the consummation of the Share Exchange (i) New SubCo acquired all the outstanding shares of noco-noco (“noco-noco Shares”) from the Sellers, (ii) in exchange, each Seller received such number of newly issued PubCo Ordinary Share that was equal to the product of (a) the quotient of (i) $1,350,000,000 (the “noco-noco Valuation”), divided by (ii) the price per PubCo Ordinary Share that equals to the redemption price of each share of PNAC Class A Common Stock in connection with the Business Combination (the “PubCo Per Share Price”), multiplied by (b) such Seller’s Pro Rata Portion as set out in the Allocation Schedule of the Business Combination Agreement.

On August 28, 2023, the PubCo Ordinary Shares and PubCo Warrants commenced trading on the Nasdaq Capital Market (“Nasdaq”) under the symbols “NCNC” and “NCNCW”, respectively.

INTRODUCTION

Frequently Used Terms

In this shell company report on Form 20-F (including information incorporated by reference herein, this “Report”), unless the context otherwise requires, the “Company,” “noco-noco” and references to “we,” “us,” or similar such references should be understood to be references to noco-noco Inc. and its subsidiaries. When this Report refers to “noco-noco” “we,” “us,” or similar such references in the context of discussing noco-noco Pte. Ltd.’s business or other affairs prior to the consummation of the Business Combination on August 25, 2023, it refers to the business of noco-noco Pte. Ltd. and its subsidiaries. Following the date of consummation of the Business Combination, references to “noco-noco” “we,” “us,” or similar such references should be understood to refer to noco-noco Inc. and its subsidiaries. References to “PNAC” should be understood to refer to Prime Number Acquisition I Corp.

Certain amounts and percentages that appear in this Report may not sum due to rounding.

Unless otherwise stated or unless the context otherwise requires, in this Report:

“3DOM Alliance” means 3DOM Alliance Inc., a company incorporated under the laws of Japan, which is the majority shareholder of noco-noco;

“Business Combination” has the meaning ascribed to it in the section entitled “Explanatory Note.”;

“Business Combination Agreement” means the business combination agreement, dated December 29, 2022 (as may be amended, supplemented, or otherwise modified from time to time), by and among PubCo, PNAC, Merger Sub, New SubCo, noco-noco and certain shareholders of noco-noco;

“Closing” means the closing of the Business Combination;

“Closing Date” means the date of the Closing;

“ERF” means Emissions Reduction Fund, one of the schemes regulated by the CER;

“ESS” means energy storage system, a device or group of devices assembled together, capable of storing energy in order to supply electrical energy at a later time;

“JOBS Act” means the Jumpstart Our Business Startups Act of 2012; “LOI” means letter of intent;

“Merger” means the merger between PNAC and Merger Sub, with PNAC being the surviving company and a wholly-owned subsidiary of PubCo;

“Merger Closing” means the closing of the Merger;

“Merger Effective Time” means the effective time of the Merger, being the time of the Certificate of Merger (as defined in the Business Combination Agreement) being accepted by the Secretary of State of the State of Delaware, or such later time as may be specified in the Certificate of Merger;

“Merger Sub” means Prime Number Merger Sub Inc., a Delaware corporation; “MOU” means memorandum of understanding;

“Nasdaq” means the Nasdaq Capital Market;

“New SubCo” means Prime Number New Sub Pte. Ltd., a Singapore private company limited by shares;

“noco-noco” means NOCO-NOCO PTE. LTD., a Singapore private company limited by shares, or as the context requires, NOCO-NOCO PTE. LTD. and its subsidiaries and consolidated affiliated entities;

“noco-noco Shares” means the outstanding ordinary shares of noco-noco;

“noco-noco Valuation” means $1,350,000,000;

“PNG” means Papua New Guinea;

“PubCo” means prior to the Closing, Prime Number Holding Limited, an exempted company limited by shares incorporated under the laws of the Cayman Islands; and upon and following the Closing, noco-noco Inc., an exempted company limited by shares incorporated under the laws of the Cayman Islands;

“PubCo Per Share Price” means the price per PubCo Ordinary Share that equal to the redemption price of each share of PNAC public share in connection with the Business Combination;

“Ordinary Shares” means the ordinary shares of the Company, having a par value of $0.0001 each;

“R&D” means research and development;

“Registration Rights Agreement” means the registration rights agreement to be entered between PubCo, the Sponsors and certain shareholders of noco-noco pursuant to the Business Combination Agreement upon closing;

“SEC” means the U.S. Securities and Exchange Commission;

“Sellers” means the shareholders of noco-noco (immediately prior to the Share Exchange) participating in the Share Exchange.

“shareholders” or “stockholders” means the holders of shares or stocks of a company;

“Share Exchange” means the transaction pursuant to which New SubCo will acquire issued and outstanding shares of noco-noco from the Sellers, in exchange, PubCo will issue to the Sellers the PubCo Ordinary Shares;

“Share Exchange Closing” means the closing of the Share Exchange;

“Singapore Dollars” and “S$” means Singapore dollars, the legal currency of Singapore;

“Transaction Financing” means equity financing that, pursuant to the Business Combination Agreement, PubCo, PNAC and the New SubCo shall use reasonable best efforts to obtain, on the terms mutually agreed to by noco-noco and PNAC, in an amount that is at least $20,000,000 prior to or upon the Share Exchange Closing; and

“U.S. Dollars,” “US$” and “$” means United States dollars, the legal currency of the United States; “U.S. GAAP” means United States generally accepted accounting principles.

Frequently Used Technical Terms

Unless otherwise stated or unless the context otherwise requires, in this Report:

“ACCUs” means Australian Carbon Credit Units, the national carbon credits issued by Australian regulators which can be obtained through establishing ERF projects;

“BEV” means battery electric vehicles, vehicles that exclusively use chemical energy stored in rechargeable battery packs; and “EV” means electric vehicles; and

“OEM” means original equipment manufacturer.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Report contains or may contain forward-looking statements as defined in Section 27A of the Securities Act, and Section 21E of the Exchange Act, that involve significant risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These forward-looking statements include information about our possible or assumed future results of operations or our performance. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “estimates,” and variations of such words and similar expressions are intended to identify the forward-looking statements, but absence of these words does not mean that a statement is not forward-looking. The risk factors and cautionary language referred to or incorporated by reference in this Report provide examples of risks, uncertainties and events that may cause actual results to differ materially from the expectations described in our forward-looking statements, including among other things, the matters set forth in the section entitled “Item 3. Key Information — D. Risk Factors” of this Report and the section entitled “Risk Factors” of the Company’s Amendment No. 3 to the Registration Statement on Form F-4 (File No. 333-271994) filed with the SEC on July 21, 2023 (the “Form F-4”), which are incorporated by reference into this Report.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this Report. Although we believe that the expectations reflected in such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statements contained in this Report, or the documents to which we refer readers in this Report, to reflect any change in our expectations with respect to such statements or any change in events, conditions or circumstances upon which any statement is based.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A.	Directors and Senior Management

The directors and executive officers of the Company upon the consummation of the Business Combination are set forth in the Form F-4 in the section entitled “Management of PubCo Following The Business Combination,” which is incorporated herein by reference. The business address for each of the Company’s directors and executive officers is 4 Shenton Way, #04-06 SGX Centre II, Singapore 068807.

B.	Adviser

Sidley Austin will act as U.S. securities counsel to the Company upon and following the consummation of the Business Combination.

Ogier Global has and will continue to act as Cayman counsel to the Company upon and following the consummation of the Business Combination.

C.	Auditors

Marcum Asia CPAs LLP acted as the independent auditor for noco-noco Pte. Ltd., the predecessor of the Company, as of and for the years ended June 30, 2022 and 2021, and will continue to act as the independent auditor of the Company upon and following the consummation of the Business Combination. The current address of Marcum Asia CPAs LLP is 8 Marina View, Tower 1, #07-05 Asia Square, Singapore 018960.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	[Reserved]

B.	Capitalization and Indebtedness

The following table sets forth our capitalization and indebtedness as of December 31, 2022 on:

•	a historical basis; and

•	a pro forma, as adjusted basis, after giving effect to the Business Combination and the forward purchase agreement.

	As of December 31, 2022
	noco-noco	Pro Forma Combined
Cash and cash equivalent	$214,449	$1,510,716
Liabilities	2,002,521	7,293,111
Equity
Share capital	2,348,091	28,193,855
Retained earnings	(3,506,393)	16,821,113
Reserves	(6,720)	(6,720)
Total equity	(1,165,023)	11,366,022
Total capitalization	$837,498	18,659,133

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Our business and our industry are subject to significant risks. You should carefully consider all of the information set forth in this Report and in our other filings with the SEC, including the following risk factors, in evaluating our business. If any of the following risks actually occur, our business, financial condition, operating results, and growth prospects would likely be materially and adversely affected. This Report also contains forward-looking statements that involve risks and uncertainties. See the section entitled “Cautionary Note Regarding Forward-Looking Information.”

Summary of Risk Factors

The following summary description sets forth an overview of the material risks we are exposed to in the normal course of our business activities. The summary does not purport to be complete and is qualified in its entirety by reference to the full risk factor discussion immediately following this summary description. We encourage you to read the full risk factor discussion carefully.

Our business, results of operations and financial condition could be materially and adversely affected by any of the following material risks:

•	We are an early stage company with a history of financial losses and our battery business expects to incur significant expenses and continuing losses for the foreseeable future.

•

Our business model has yet to be tested and any failure to commercialize our strategic plans would have an adverse effect on our operating results and business, harm our reputation and could result in substantial liabilities that exceed our resources.

•

Our business plan may not prove successful, is subject to legal and regulatory risks and our products may not be well-accepted by the markets, which could materially and adversely affect our prospects.

•

The success of our business significantly relies on our relationship with 3DOM Alliance. If 3DOM Alliance no longer exclusively licenses its intellectual property rights and technologies to us, our business, financial position, results of operations and prospect would be materially and adversely affected.

•	Our business and future growth depends on the growth in demand for BEVs, hybrid vehicles and alternative fuel.

•	The EV battery market continues to evolve and is highly competitive, and other battery manufacturers have significantly greater resources than we do.

•	Our future success depends on the needs and success of our clients, as well as the demand for our clients’ products or services.

•

Many of our target clients are large commercial transportation companies, renewable energy plants and power plants, and the failure to maintain existing clients and secure new clients, withdrawal of leasing services by such clients or failure to negotiate acceptable terms in contract renewal negotiations could have an adverse impact on our business.

•	We may not be able to engage target clients successfully and to convert such contacts into meaningful orders in the future.

•

If we are unable to establish and maintain confidence in our long-term business prospects among clients and analysts and within our industry or are subject to negative publicity, then our financial condition, operating results, business prospects and access to capital may suffer materially.

•	If any of our battery products fails to perform as expected, our ability to develop, market and sell our products and services could be harmed.

•	Our battery products will require extensive safety testing prior to being offered to our lessees or installed in electric vehicles and power plants.

•	Any decline in the value of carbon credits or carbon offsets could materially adversely affect our business.

•	Changes in industry standards or practices for issuance or usage of carbon credits or carbon offsets could significantly adversely affect our business.

•	We cannot guarantee that the approvals of the carbon abatement projects and issuing of Australian Carbon Credit Units (“ACCUs”) will not be revoked, cancelled or otherwise.

•	Our operations and investments are located in Asia-Pacific and we are therefore exposed to various risks inherent in operating and investing in the region.

Risks Related to Our Business and Industry

We are an early stage company with a history of financial losses and our battery business expects to incur significant expenses and continuing losses for the foreseeable future.

We are engaged in (i) leasing of battery products, including batteries, BEVs and ESS and (ii) carbon abatement solutions and carbon credit sales. Our battery business incurred a net loss of approximately $0.7 million and $1.1 million for the six months ended June 30, 2021 and 2022, respectively, and an accumulated deficit of approximately $1.3 million and $2.4 million as of June 30, 2021 and 2022, respectively. As our battery business currently does not have any operations to generate revenue, except revenue generated in 2021 for production of sample batteries used for a client’s internal testing for the purpose of providing the Public Utility Board of Singapore with a proof-of-concept ESS, we believe that our battery business will continue to incur operating and net losses each fiscal year until such time as we begin significant production and leasing of our battery products, which is not expected to occur until the second quarter of 2024, and may occur later.

We expect the rate at which we will incur losses to be higher in future periods as we, among other things, continue to expand our footprints in the Southeast Asian and South Asian region, increase our sales and marketing activities, develop our distribution infrastructure, and increase our general and administrative functions to support our growing operations. We may find that these efforts are more expensive than we currently anticipate or that these efforts may not result in revenues, which would further increase our losses or even prevent us from continuing as a going concern.

Further, the battery and EV industries are affected by market conditions that are outside our control. Our results of operations may fluctuate significantly from period to period due to a number of factors, including changes in market demand for batteries, BEVs and ESS, industry-wide technology changes, the loss of key clients and the postponement, rescheduling or cancellation of large orders by key clients. As a result of these factors and other risks discussed in this section, period-to-period comparisons should not be relied upon to predict our future performance.

Our business model has yet to be tested and any failure to commercialize our strategic plans would have an adverse effect on our operating results and business, harm our reputation and could result in substantial liabilities that exceed our resources.

Our battery business has not commenced operations yet. Investors should be aware of the difficulties normally encountered by a new enterprise, many of which are beyond our control, including substantial risks and expenses in the course of developing or manufacturing new products or services, establishing or entering new markets, organizing operations, and undertaking marketing activities. The likelihood of our success must be considered in light of these risks, expenses, complications, delays and the competitive environment in which we operate. There is, therefore, nothing at this time upon which to base an assumption that our business plan will prove successful, and we may not be able to generate significant revenue, raise additional capital, or operate profitably. We will continue to encounter risks and difficulties frequently experienced by early commercial stage companies, including introducing products or services that are accepted by the markets, scaling up our infrastructure and headcount, and we may encounter unforeseen expenses, difficulties or delays in connection with our growth. In addition, as a result of the capital-intensive nature of our leasing business, we can be expected to face pressures to raise additional financings in order to sustain our operations of leasing projects to grow our business and achieve profitability. Any investment in our company is therefore highly speculative and could result in the loss of your entire investment.

It is difficult to predict our future revenues and appropriately budget for our expenses, and we have limited insight into potential changes in trends that may emerge and affect our business. In the event that actual results differ from our estimates or we adjust our estimates in future periods, our operating results, prospects and financial position could be materially affected. The projected financial information appearing elsewhere in these materials was prepared by management and reflects current estimates of future performance. The projected results depend on the successful implementation of management’s growth strategies and are based on assumptions and events over which we have only partial or no control. In particular, our projected results are heavily reliant on our ability to successfully develop, manufacture, market and lease our battery products. The assumptions underlying such projected information require the exercise of judgment and may not occur, and the projections are subject to uncertainty due to the effects of economic, business, competitive, regulatory, legislative, and political or other changes.

Our business plan may not prove successful, is subject to legal and regulatory risks and our products may not be well-accepted by the markets, which could materially and adversely affect our prospects.

Our businesses in Asia-Pacific, including Singapore, Thailand, the Philippines, Indonesia, India, Australia, and PNG, are relatively new, and there is no assurance that we will be able to achieve and maintain growth and profitability across all of our business segments. There is also no assurance that our offerings will be accepted by the market or that market acceptance of our offerings will grow. Further, technologies and industry standards in relation to batteries, BEVs and ESS are evolving. For example, many of our competitors are developing a variety of battery technologies, such as solid state batteries and fuel cells, which are expected to compete with our existing product lines. It is possible that our competitors will be able to introduce new products with more desirable features than ours and their new products will gain greater market acceptance. In addition, our business could be impacted by macro-economic conditions and their effect on discretionary consumer spending, which could impact the business of our prospective consumers and in turn could impact the demand of service offerings made available by us.

Furthermore, we plan to operate our leasing services and carbon abatement solutions in several countries in the large, diverse and complex Asia-Pacific region. Each of our segments is subject to various regulations in each of the jurisdictions in which we operate. Focus areas of regulatory risk that we are exposed to include, among others: (i) evolution of laws and regulations applicable to the leasing of batteries, BEVs and ESS as well as carbon abatement projects and carbon credit sales, (ii) various forms of data regulation such as data privacy, data localization, data portability, cybersecurity and advertising or marketing, (iii) economic regulations such as price, supply regulation, safety, health, environment regulations, (iv) foreign ownership restrictions, (v) vehicle regulation, (vi) land management, and (vii) native title of land. In addition, we may not be able to obtain all the licenses, permits and approvals that may be necessary to provide our product or service offerings. Because the relevant laws and regulations, as well as their interpretations, are often unclear and evolving in certain jurisdictions, this can make it difficult for us to assess whether we have complied with the relevant laws and regulations and which licenses and approvals are necessary for our business, or the processes for obtaining such licenses in certain jurisdictions. For these reasons, we also cannot be certain that we will be able to comply with all the material laws and regulations or maintain the licenses and approvals that we have previously obtained, or that once they expire we will be able to renew them. We cannot be sure that our interpretations of the rules and their exemptions have always been or will be consistent with those of the local regulators. As we expand our businesses, we may be required to obtain new licenses and will be subject to additional laws and regulations in the markets we plan to operate in.

We also expect to expand our businesses in the Asia-Pacific region through acquisitions and strategic partnerships. Such expansion may increase the complexity of our business and may place significant strain on our management, personnel, operations, systems, technical performance, financial resources, and internal financial control and reporting functions. If our efforts of expansion through acquisitions or strategic partnerships fail, our business, results of operations, financial position, reputation, and prospects could be materially adversely affected.

The success of our business significantly relies on our relationship with 3DOM Alliance. If 3DOM Alliance no longer exclusively licenses its intellectual property rights and technologies to us, our business, financial position, results of operations and prospect would be materially and adversely affected.

All of our technologies are licensed from 3DOM Alliance, enabling us to utilize certain intellectual property rights and technologies owned or licensed in by 3DOM Alliance to manufacture and offer our own products. We also rely on 3DOM Alliance’s intellectual property rights and technologies to enable the development, operations and improvement of our battery products. Although our license-in agreement with 3DOM Alliance has a perpetual term, 3DOM Alliance can terminate the license-in agreement if we fail to pay any amounts when due with a thirty (30) days’ written notice, or when we fail to perform any obligation and fail to cure within the sixty (60) days notice period. If the license-in agreement is terminated or if we are unable to license future intellectual property rights and technologies from 3DOM Alliance, if we do so only on terms that are less favorable to us, our ability to continue to develop, maintain and improve our battery products and services could be harmed, which could in turn adversely affect our business, financial condition and results of operations. Additionally, some of the technology licensed under the 3DOM Alliance license are sublicensed to us by 3DOM (rather than licensed directly) and if 3DOM were to lose its rights to sublicense such technologies it is possible that we would not be able to use such technologies in the future.

Our business and future growth depends on the growth in demand for BEVs, hybrid vehicles and alternative fuel.

As the demand for our products is directly related to the market demand for BEVs, a fast-growing e-mobility market will be critical to the success of our business. In anticipation of an expected increase in the demand for BEVs in the next few years, we have sought long-term strategic partnerships, such as our strategic alliance with EV Dynamics and its Japanese subsidiary. However, the markets we have targeted, primarily those in Asia-Pacific region, may not achieve the level of growth we expect during the time frame projected. If any of these markets that we plan to expand into fails to achieve our expected level of growth, we may incur significant losses and not be able to generate enough revenue to achieve profitability. If the market for alternative fuel, hybrid vehicles and electric vehicles does not develop at the rate or in the manner or to the extent that we expect, or if critical assumptions that we have made regarding the efficiency of our energy solutions are incorrect or incomplete, our business, prospects, financial condition and operating results could be adversely affected.

The EV battery market continues to evolve and is highly competitive, and other battery manufacturers have significantly greater resources than we do.

The EV battery market, like the EV market it services, is fast-growing, extremely competitive and driven by the innovation of both large incumbents and emerging entrants like noco-noco. Lithium-ion battery technology has been widely adopted and our current competitors have, and future competitors may have, greater resources than we do and may also be able to devote greater resources to the development of their current and future technologies. These competitors also may have greater access to clients and may be able to establish cooperative or strategic relationships amongst themselves or with third parties that may further enhance their resources and competitive positioning. In addition, lithium-ion battery manufacturers may continue to reduce cost and expand supply of conventional batteries and, therefore reducing the prospects for our business or negatively impacting our ability to provide our products at a market-competitive price and with sufficient margins.

To date, we have focused our efforts on our state-of-the-art X-SEPA separator and lithium manganese iron phosphate (LMFP) cathode. However, a number of development-stage companies are also seeking to develop new technologies for lithium-metal batteries, such as new technologies for cathodes, anodes, electrolytes and additives. Some of these companies have established relationships with OEMs and are in varying stages of development. Additionally, many OEMs are researching and investing in conventional lithium-ion batteries and/or lithium-metal battery efforts and, in some cases, in battery development and production. Furthermore, other companies are developing alternative technologies such as advanced diesel, ethanol, fuel cells or compressed natural gas, as well as potential improvements in the fuel economy of the internal combustion engine. We expect competition in battery technology and BEVs to intensify due to increased demand for EVs. Competition may also be driven by a regulatory push for EVs, continuing globalization, and consolidation in the worldwide automotive industry. Developments in alternative technologies or improvements in battery technology made by competitors may materially adversely affect the sales, pricing and gross margins of our battery products. If a competing technology is developed that has superior operational or price performance, our business will be harmed. Similarly, if we fail to accurately predict and ensure that our battery technology can address clients’ changing needs or emerging technological trends, or if our clients fail to achieve the benefits expected from our battery products, our business will be harmed.

Our future success depends on the needs and success of our clients, as well as the demand for our clients’ products or services.

The demand for our battery products, in particular the batteries and BEVs, will ultimately depend on our clients, consisting primarily of commercial transportation companies, renewable energy plants and power plants. Decisions to purchase or lease our batteries and BEVs may depend on the performance of the industries of our clients and if demand for output in those industries decreases, then the demand for our products may decrease as well. Demand in these industries is impacted by numerous factors, including, but not limited to, commodity prices, infrastructure spending, fuel costs, energy demands, municipal spending and government mandates and incentives. Increases or decreases in these variables may significantly impact the demand for our products.

Many of our target clients are large commercial transportation companies, renewable energy plants and power plants, and the failure to maintain existing clients and secure new clients, withdrawal of leasing services by such clients or failure to negotiate acceptable terms in contract renewal negotiations could have an adverse impact on our business.

Although we intend to lease predominantly to commercial transportation companies, renewable energy plants and power plants, we may not be able to establish or continue our relationships with such commercial transportation companies, renewable energy plants or power plants, if customer demand is not as high as we expect or if they face pressure or contractual obligations from their existing suppliers not to purchase our products or services. We may enter into long-term contracts with certain of these commercial transportation companies, renewable energy plants and power plants, who have substantial bargaining power with respect to price and other commercial terms, and any long-term contracts would be subject to renegotiation and renewal from time to time. Failure to maintain existing clients, obtain new clients, loss of all or a substantial portion of sales to any future clients for whatever reason (including, but not limited to, loss of contracts or failure to negotiate acceptable terms in contract renewal negotiations, loss of market share by these clients, insolvency of such clients, reduced or delayed client requirements, plant shutdowns, strikes or other work stoppages affecting production by such clients) or continued reduction of prices to these clients could have a significant adverse effect on our financial results and business prospects. There can be no assurance that we will be able to maintain existing clients, obtain new clients or secure new contracts.

The level of any future leasing to commercial transportation companies, renewable energy plants and power plants, including the realization of future leasing services from awarded business or obtaining new business or clients, is inherently subject to a number of risks and uncertainties, including the number of vehicles, energy storage or grid stabilization that these commercial transportation companies, renewable energy plants and power plants actually need. Further, to the extent that the financial condition, including bankruptcy or market share, of any of our largest clients deteriorates or their sales otherwise continue to decline, our business, prospects, financial condition and operating results could be adversely affected. Accordingly, we may not in fact realize all of the future sales represented by our awarded business. Any failure to realize these sales could have a material adverse effect on our business, prospects, financial condition and operating results.

We may not be able to engage target clients successfully and to convert such contacts into meaningful orders in the future.

Our success, and our ability to increase revenue and operate profitably, depends in part on our ability to identify target clients and convert target clients into meaningful orders or expand on client relationships. In some cases, certain clients will purchase our battery product samples on an early trial deployment basis, where such clients have the ability to test and evaluate whether our products meet their performance requirements before such clients commit to meaningful orders.

Our future success depends on whether our target clients are willing to use our battery products as well as whether their product lines will incorporate our battery products. If our target clients expand their product lines, we hope to be the primary supplier for their BEVs. Competition in our industry is high. To secure acceptance of our products, we must constantly develop and introduce longer-range and more cost-effective batteries with enhanced functionality and performance to meet evolving industry standards. If we are unable to meet our clients’ performance requirements or industry specifications, retain or engage with target clients, or convert early trial deployments into meaningful orders, our business, prospects, financial condition and operating results could be materially adversely affected.

If we are unable to establish and maintain confidence in our long-term business prospects among clients and analysts and within our industry or are subject to negative publicity, then our financial condition, operating results, business prospects and access to capital may suffer materially.

Clients may be less likely to purchase our battery products if they are not convinced that our business will succeed or that our service and support and other operations will continue in the long term. Similarly, suppliers and other third parties will be less likely to invest time and resources in developing business relationships with us if they are not convinced that our business will succeed. Accordingly, in order to build and maintain our business, we must earn and maintain confidence among clients, suppliers, analysts, ratings agencies and other parties in our products, long-term financial viability and business prospects. Maintaining such confidence may be particularly complicated by certain factors including those that are largely outside of our control, such as our limited operating history, client unfamiliarity with our battery products, any delays in scaling production, delivery and service operations to meet demand, competition, future changes in the evolving hybrid electric and electric vehicle market or uncertainty regarding our production and sales performance compared with market expectations.

If any of our battery products fails to perform as expected, our ability to develop, market and sell our products and services could be harmed.

Our battery products, such as our batteries, BEVs, and ESS, could contain defects in design and production that may cause them not to perform as expected or may require repair. We currently have a limited frame of reference by which to evaluate the performance of our products upon which our business prospects depend. There can be no assurance that we will be able to detect and fix any defects in our battery products. We may experience recalls in the future, which could adversely affect our brand and could adversely affect our business, prospects, financial condition and operating results.

Further, our products may not perform consistent with clients’ expectations. Any product defects or any other failure of our battery products to perform as expected could harm our reputation and result in lost revenue, delivery delays, product recalls, negative publicity, product liability claims and significant warranty and other expenses and could have a material adverse impact on our business, prospects, financial condition and operating results. Additionally, problems and defects experienced by alternative fuel commercial vehicle companies or electric consumer vehicles could by association have a negative impact on public perception and customer demand for our products.

Our battery products will require extensive safety testing prior to being offered to our lessees or installed in electric vehicles and power plants.

To achieve acceptance by our clients, including lessees, and power producers, our anticipated batteries, BEVs and ESS will have to undergo extensive safety testing. We plan to conduct preliminary safety testing for design verification of our battery products at their prototype stage. We are also subject to safety tests for product validation to obtain various safety standard certifications before commencing mass production of our battery products. There can be no assurance that such tests will be successful, and we may identify different or new safety issues in our development or manufacturing of the batteries, BEVs and ESS that have not been present in our prototypes. If we have to make design changes to address any safety issues, we may have to delay or suspend commercialization, which could materially damage our business, prospects, financial condition, operating results and brand.

Any decline in the value of carbon credits or carbon offsets could materially adversely affect our business.

The value of carbon credits and carbon offsets fluctuate based on market, standard-setting and regulatory forces outside our control. Although the value of carbon credits and carbon offsets has been rising in recent years, new technologies or easier carbon credit or carbon offset issuance rules, for example, may facilitate an increase in the supply of carbon credits and carbon offsets that outstrips demand, resulting in the value of carbon credits and carbon offsets to decline. Any such decline could mean demand and pricing for our carbon credit supply offerings would be adversely affected. Apart from supply and demand, the carbon credits prices may also be impacted by micro-and macro-economic conditions, general economic sentiment, international mandates, geopolitical tension, technology enhancements, inflation and currency exchange rates. Any decline in the value of carbon credits or carbon offsets could materially and adversely affect our business, results of operations and financial condition.

Changes in industry standards or practices for issuance or usage of carbon credits or carbon offsets could significantly adversely affect our business.

The issuance and verification procedures, and the recommended usage, for carbon credits or carbon offsets are evolving areas. Changes in these areas could materially and adversely impact our business. Should, for example, issuance standards change such that our carbon-focused projects are not able to issue as many carbon credits or carbon offsets as projected, our available carbon credit pool will decline which will materially negatively impact our business. The demand side of the carbon credit markets are driven by a combination of industry standards and generally accepted practices and regulations. Should industry practices or recommendations change, or the regulatory environment change, there could be a potentially material and adverse effect on our business.

If verified and available carbon sequestration or carbon credits or carbon offsets are lower than projected, our business could be materially adversely affected.

We may make estimates on future carbon potential for our carbon abatement projects, specifically including nature-based projects such as reforestation (or other similar projects such as changes in soil or land management). We may rely on these and other generally available estimates for making carbon neutrality calculations, tree planting commitments and/or carbon credits sales or carbon offsets. If the actual realized carbon sequestration differs from our estimates due to factors, such as differences in survival rates or measured carbon sequestration, or changes in verification methodologies, standards, or changes in required buffer pools (including by third-party verification organizations), fewer carbon sequestration, carbon credits or carbon offsets may be realized and available, which could negatively impact our business and profitability as carbon credits and carbon offsets earned by us may be reduced and we may be required to purchase carbon credits at prevailing market rates.

We cannot guarantee that the approvals of the carbon abatement projects and issuing of Australian Carbon Credit Units (“ACCUs”) will not be revoked, cancelled or otherwise.

We operate our carbon abatement solutions in a variety of Oceanian countries, including Australia and PNG. In Australia, the carbon abatement projects and the issuing of ACCUs are subject to the approvals and regulation of the Australian government and in particular, the Clean Energy Regulator (the “CER”). Prior to issuing ACCUs, the CER reviews and considers applications for approved projects. We cannot guarantee that such approvals and issuing of ACCUs will not be revoked, cancelled or otherwise negatively impacted, in which case our business could be materially adversely affected.

Furthermore, the regulatory bodies may impose further compliance procedures and protocols on our existing or future projects. Any such procedures or protocols will require us to adopt and incorporate any amendments to ensure full and complete compliance of law and regulations. This may result in the delay of carrying out our existing projects, and may also impact the development of our future business activities. The regulation of the ACCUs is subject to government policy changes, and we cannot guarantee that our current business activities will not be impacted by any future amendments to laws and regulations governing the carbon abatement industry.

If we cannot acquire all interested parties’ consent for the carbon abatement projects, or if there is any deficiency in the ownership interests in the properties of the projects, our business could be materially adversely affected.

The carbon abatement project procurement stage may involve several parties with varying interests, which mainly includes landowners, but sometimes also a bank or a lending institution if there is a mortgage on the property to obtain consent or a “no objection certificate” from the lender to file and obtain carbon credits. For certain carbon abatement projects, we may not only need to obtain consent from a single landowner but multiple landowners to tie up contiguous land parcels for carrying out such projects. When we negotiate with the interested parties, we cannot guarantee that we are able to acquire the consent from all of them. If we are not able to do so, the projects will not be carried out according to the planned timetable, and our business could be materially adversely affected. In addition, if there is any deficiency or controversy in the title or ownership of any property which is the subject of a carbon abatement project, we will need to seek to ensure our legitimate business interests as protected, which may result in limiting the resources being applied to our business activities. Furthermore, if we are unsuccessful in protecting our legitimate business interests, our business operations could be materially adversely affected.

Any non-compliance of the landowners on their contractual obligations may affect our carbon abatement solutions business.

Due to the growth of our carbon abatement projects requiring large areas of land, access to land is an integral part of our business activities. In particular, unrestricted access to use and control the land is important to maintain and further our business activities. However, we are generally not the registered owner of any real property, and entirely rely on the licenses and/or agreements in place with the registered landowners and their compliance with their respective contractual obligations. If the landowners do not have valid licenses or approvals, or do not comply with legal requirements or contractual obligations, we may not be able to maintain the necessary rights required for our business activities and therefore it could affect our business operations.

We may not succeed in establishing, maintaining and strengthening our brand, which would materially and adversely affect client acceptance of our technologies and our business, revenues and prospects.

Our business and prospects depend on our ability to develop, maintain and strengthen our brand. If we are not able to establish, maintain and strengthen our brand, we may lose the opportunity to build a critical mass of clients. The battery and EV industry is intensely competitive, and we may not be successful in building, maintaining and strengthening our brand. Our potential competitors, including many battery manufacturers and automotive OEMs around the world, have greater name recognition, broader client relationships and substantially greater marketing resources than we do. If we do not develop and maintain a strong brand, our business, prospects, financial condition and operating results will be materially and adversely impacted.

We operate in an extremely competitive industry and are subject to pricing pressures. Further, many other battery manufacturers have significantly greater resources than we do.

We compete with a number of major international manufacturers and distributors, as well as a number of smaller, regional competitors. We expect competition to become more intense as zero-emission transportation is becoming the mainstream with an increasing number of participants in the industry. Increased competition may result in declines in average selling prices, causing a decrease in margins. Due to excess capacity in some sectors of our industry and consolidation among industrial battery purchasers, we may be subjected to significant pricing pressures.

Many of our competitors have greater financial, personnel, technical, manufacturing, marketing, sales and other resources than we do, which may place us at a competitive disadvantage. In addition, certain of our competitors may have a lower overall cost structure. As a result, these competitors may be in a stronger position to respond quickly to market opportunities, new or emerging technologies and evolving industry standards. Many of our competitors are developing a variety of battery technologies, such as solid state batteries and fuel cell, which are expected to compete with our existing product lines. It is possible that our competitors will be able to introduce new products with more desirable features than ours and their new products will gain greater market acceptance. If our competitors successfully do so, we may not be able to maintain our competitive position and our business and future success would be materially and adversely affected.

We anticipate continued competitive pricing pressure as other producers may be able to employ labor at significantly lower costs, expand their export capacity and increase their marketing presence in our major end markets. Several of our competitors have strong technical, marketing, sales, manufacturing, distribution and other resources, as well as significant name recognition, established positions in the market and long-standing relationships with our industry’s potential client base. In addition, certain of our competitors may have long-standing relationships with suppliers, which may provide them with a competitive pricing advantage and reduce their exposure to volatile raw material costs. Our ability to maintain and improve our operating margins has depended, and continues to depend, on our ability to control and reduce our costs. We cannot assure you that we will be able to continue to control our operating expenses, to raise or maintain our prices or increase our unit volume, in order to maintain or improve our operating results.

The uncertainty in global economic conditions could negatively affect our operating results.

Our operating results are directly affected by the general global economic conditions of the industries in which our major client groups operate. Our business segments are highly dependent on the economic and market conditions in each of the geographic areas in which we operate. Leasing of our batteries, BEVs and ESS, for example, depend significantly on demand for new electric vehicle transportation or ride-sharing companies. The uncertainty in global economic conditions varies by geographic segment and can result in substantial volatility in global credit markets. These conditions affect our business by reducing prices that our clients may be able or willing to pay for our products or by reducing the demand for our products, which could in turn negatively impact our sales and result in a material adverse effect on our business, cash flow, results of operations and financial condition.

Substantial increases in the prices for our raw materials and components, some of which are obtained from a limited number of sources where demand may exceed supply, could materially and adversely affect our business.

We rely on third-party suppliers for components and equipment necessary to develop our products, including key supplies, such as polyimide substrate, organic beads, LMFP cathode material and separator manufacturing machine, for our battery products. We face risks relating to the availability of these materials and components, including that we will be subject to demand shortages and supply chain challenges, especially in the context of the current COVID-19 pandemic, and generally may not have sufficient purchasing power to eliminate the risk of price increases for the raw materials and tools we need. Further, certain components, including drying furnace, 3-layer die, charging and discharging equipment, IC chips and CPUs, have a long lead time which require us to order well in advance to support our proposed commercial operations. To mitigate the supply chain risks, we are adopting an all-round strategy of collaborating with many automaker partners and OEM suppliers. However, to the extent that we are unable to enter into commercial agreements with our prospective suppliers or our replacement suppliers on favorable terms, or these suppliers experience difficulties meeting our requirements, the development and commercial progression of our battery products and related technologies may be delayed.

Separately, we may be subject to various supply chain requirements regarding, among other things, conflict minerals and labor practices. We may be required to incur substantial costs to comply with these requirements, which may include locating new suppliers if certain issues are discovered. We may not be able to find any new suppliers for certain raw materials or components required for our operations, or such suppliers may be unwilling or unable to provide us with products.

Any disruption in the supply of components, equipment or materials could temporarily disrupt production of our battery product until an alternative supplier is able to supply the required material. Changes in business conditions, unforeseen circumstances, governmental changes, and other factors beyond our control or which we do not presently anticipate, could also affect our suppliers’ ability to deliver components or equipment to us on a timely basis. Any of the foregoing could materially and adversely affect our results of operations, financial condition and prospects.

Currency fluctuations, trade barriers, tariffs or shortages and other general economic or political conditions may limit our ability to obtain key components or equipment for our battery products or significantly increase freight charges, raw material costs and other expenses associated with our business, which could further materially and adversely affect our results of operations, financial condition and prospects.

Entering into strategic alliances could expose us to risks.

We have entered into several memorandums of understanding (“MOUs”) for, and may in the future enter into additional, strategic alliances, including joint ventures or minority equity investments, with various third parties to further our business. For example, on November 14, 2022, we entered into a MOU with a view to joining forces with EV Dynamics to form a joint venture. Our strategic alliance with EV Dynamics will allow us to carry out a carbon-free bus leasing business to EV Dynamics’ existing clients as well as other new clients.

While offering potential benefits, these strategic alliances could subject us to a number of risks, including risks associated with sharing proprietary information, non-performance by the partners and increased expenses in establishing new strategic alliances, any of which may materially and adversely affect our business. We may have limited ability to monitor or control the actions of these partners and, to the extent any of these strategic partners suffers negative publicity or harm to their reputation from events relating to their business, we may also suffer negative publicity or harm to our reputation by virtue of our association with any such partner. For example, if we rely on certain strategic partner’s manufacturing facilities to produce our battery products, those operations would be outside of our control. We could experience delays if our partners do not meet agreed upon timelines, satisfy legal, industry or our client’s requirements, or experience capacity constraints, and in turn, we could lose clients and face reputational harm.

Further, there is risk of potential disputes with the strategic partners, and we could be affected by adverse publicity related to our partners whether or not such publicity is related to their collaboration with us. Our ability to successfully build a premium brand could also be adversely affected by perceptions about the quality of our partners’ products. Our OEM partners may also have economic, business, or legal interests or goals that are inconsistent with ours. As a result, it may be challenging for us to resolve issues that arise in respect of the performance of our agreements or MOUs with them, and such issues might impact development work underway under the agreements or MOUs.

Any significant disagreements with them, and especially if we become dependent on that OEM partner for our research and development efforts, may impede our ability to maximize the benefits of our partnerships and slow the commercial roll-out of our battery products. In addition, if our partners are unable or unwilling to meet their economic or other obligations under the agreements or MOUs, we may be required to fulfill those obligations alone, which could delay research and development progress and otherwise negatively impact our business and financial results. Furthermore, the relationships we have with our existing partners and the rights our partners have under their respective agreements or MOUs, may deter other OEMs from working with us. If we are not able to establish or expand our partnership with other OEMs, our business and prospects could be materially harmed.

We are dependent on our suppliers to fulfill our clients’ orders, and if we fail to manage our relationships effectively with, or lose the services of, these suppliers and cannot substitute suitable alternative suppliers, our operations would be materially adversely affected.

We rely on our suppliers for the provision of raw materials, automaker partners and OEM suppliers for the manufacturing of our battery products, including battery separators, cells and packs, BEVs and ESS. While we plan to engage multiple suppliers, automakers and OEMs whenever possible, the inability of our suppliers to deliver the raw materials and battery products manufactured by them at prices, volumes, performance and specifications acceptable to us could have a material adverse effect on our business, prospects, financial condition and operating results. In addition, because we rely on our suppliers and partners to provide raw materials or manufacture battery products that meet our quality standards, there can be no assurance that we can successfully receive quality materials or products from our suppliers and partners that satisfy our quality standards. Any of the foregoing could adversely affect our business, results of operations, financial condition and prospects.

Our failure to keep up with rapid technological changes and evolving industry standards may cause our products to become obsolete and less marketable.

The battery market is characterized by changing technologies and evolving industry standards, which are difficult to predict. This, coupled with frequent introduction of new products and models, has shortened product life cycles and may render our products obsolete or unmarketable. Our ability to adapt to evolving industry standards and anticipate future standards and market trends will be a significant factor in maintaining and improving our prospects for growth. R&D activities, however, are inherently uncertain and require significant costs, and we might encounter practical difficulties in commercializing our new technologies licensed from 3DOM Alliance. On the other hand, our competitors may improve their technologies or even achieve technological breakthroughs that would render our products obsolete or less marketable. Therefore, our failure to effectively keep up with rapid technological changes and evolving industry standards by introducing new and enhanced products may cause us to lose our clients and to suffer a decrease in our revenue.

If we cannot continue to develop new products in a timely manner and at favorable margins, we may not be able to compete effectively.

The battery industry has been notable for the pace of innovations in product life, product design and applied technology. We and our competitors have made and continue to make, investments in innovating and improving our products. Our ability to create new products and line extensions and to sustain existing products is affected by whether we can, among other things:

•	license-in on favorable terms and maintain innovative intellectual property and technologies from 3DOM Alliance and its licensors;

•	obtain governmental approvals and registrations;

•	comply with governmental regulations; and

•	anticipate client needs and preferences successfully.

The failure to develop and launch successful new products and any delay in the development or launch of a new product could hinder the growth of our business. In addition, if competitors introduce new or enhanced products that significantly outperform ours, or if they develop or apply manufacturing technology that permits them to manufacture at a significantly lower cost relative to ours, we may be unable to compete successfully in the market segments affected by these changes.

We may obtain licenses on technology that has not been commercialized or has been commercialized only to a limited extent, and the success of our business may be adversely affected if such technology does not perform as expected.

From time to time, we may license from third parties, including 3DOM Alliance, technologies that have not been commercialized or which have been commercialized only to a limited extent. These technologies may not perform as expected within the markets for our battery products. If the cost, performance characteristics, manufacturing process or other specifications of these licensed technologies fall short of our targets, our projected sales, costs, time to market, future product pricing and potential operating margins may be adversely affected.

Developments in alternative technology may adversely affect the demand for our battery products.

Significant developments in alternative technologies, such as advanced diesel, ethanol or natural gas, or breathing batteries, may materially and adversely affect our business, prospects, financial condition and operating results in ways that we may not currently anticipate. Existing and other battery technologies, fuels or sources of energy may emerge as clients’ preferred alternatives to our battery products. Any failure by us to develop new or enhanced technologies or processes, or to react to changes in existing technologies, could materially delay our development and introduction of new and enhanced alternative products, which could result in decreased revenue and a loss of market share to our competitors.

We rely on 3DOM Alliance’s R&D efforts which may not be sufficient to adapt to changes in alternative fuel and electric vehicle technology. As technologies evolve, we will need to upgrade or adapt our clean energy solutions with the latest technology, in particular our licensed-in long-life battery technology, and developing intelligent battery systems with CPUs and Internet of Things (IoT) devices attached, in order to leverage on our own-and-lease model. However, we may not compete effectively with alternative systems if we are not able to source and integrate the latest technology into our battery products.

Our products could have undetected defects, errors or bugs in hardware, firmware or software, which could reduce market adoption, damage our reputation with prospective clients, and/or expose us to product liability and other claims that could materially and adversely affect our business.

We may be subject to claims that our products have malfunctioned and persons were injured or purported to be injured due to latent defects. Any insurance that we carry may not be sufficient or it may not apply to all situations. Similarly, to the extent that such malfunctions are related to components obtained from third-party vendors, such vendors may not assume responsibility for such malfunctions. Any of these events could adversely affect our brand, reputation, financial condition or results of operations.

Any defects or errors in product or services offerings, or the perception of such defects or errors, or other performance problems could result in any of the following, each of which could adversely affect our business and results of operations:

•	expenditure of significant financial and product development resources, including recalls, in efforts to analyze, correct, eliminate or work around errors or defects;

•	loss of existing or potential clients or partners;

•	interruptions or delays in sales;

•	equipment replacements;

•	delayed or lost revenue;

•	delay or failure to attain market acceptance;

•	delay in the development or release of new functionality or improvements;

•	negative publicity and reputational harm;

•	sales credits or refunds;

•	exposure of confidential or proprietary information;

•	diversion of development and client service resources;

•	breach of warranty claims;

•	legal claims under applicable laws, rules and regulations; and

•	the expense and risk of litigation.

We also face the risk that any contractual protections we seek to include in our agreements with clients are rejected, not implemented uniformly or may not fully or effectively protect from claims by clients, business partners or other third parties. In addition, any insurance coverage or indemnification obligations of suppliers for our benefit may not adequately cover all such claims, or cover only a portion of such claims. A successful product liability, warranty, or other similar claim could have an adverse effect on our business, financial condition and results of operations. In addition, even claims that ultimately are unsuccessful could result in expenditure of funds in litigation, divert management’s time and other resources and cause reputational harm.

We are subject to risks relating to production scale manufacturing of our battery products, including battery separators, cells and packs, BEVs and ESS through partners in the longer term.

Our business plan contemplates that automakers and OEMs will manufacture our battery products, including battery separators, cells and packs, BEVs, and ESS, using our unique pre-calculated and calibrated manufacturing process. However, modifying or constructing these lines for production of our products could be more complicated or present significant challenges to our manufacturing partners that we do not currently anticipate. As with any large-scale capital project, any modification or construction of this nature could be subject to delays, cost overruns or other complications. Any failure to commence commercial production on schedule likely would lead to additional costs and could delay our ability to generate meaningful revenues. In addition, any such delay could diminish any “first mover” advantage we aim to attain, prevent us from gaining the confidence of OEMs and open the door to increased competition. All of the foregoing could hinder our ability to successfully launch and grow our business and achieve a competitive position in the market.

Further, collaboration with third parties to manufacture our battery products reduces our level of control over the process. We could experience delays if our partners do not meet agreed upon timelines or experience capacity constraints. There is risk of potential disputes with partners, which could stop or slow production, and we could be affected by adverse publicity related to our partners, whether or not such publicity is related to such third parties’ collaboration with us. In addition, we cannot guarantee that our suppliers will not deviate from agreed-upon quality standards.

We may be unable to enter into agreements with manufacturers on terms and conditions acceptable to us and therefore we may need to contract with other third parties or create our own commercial production capacity. We may not be able to engage other third parties or establish or expand our own production capacity to meet our needs on acceptable terms, or at all. The expense and time required to adequately complete any transition may be greater than anticipated. Any of the foregoing could adversely affect our business, results of operations, financial condition and prospects.

Manufacturing or use of our products may cause accidents, which could result in significant production interruption, delay or claims for substantial damages.

Due to the high energy density inherent in lithium-based batteries, our batteries can pose certain safety risks, including the risk of fire or explosion. Our battery risk management system provides early warning signals of battery faults or malfunction, but accidents causing death or personal injury or property damage can still occur. Although safety procedures is also incorporated in the research, development, manufacture and transportation of batteries that are designed to minimize safety risks, the manufacture or use of our products may still cause accidents. Any accident, whether occurring at the manufacturing facilities or from the use of our products, may result in significant production interruption, delays or claims for substantial damages caused by personal injuries or property damage.

We are subject to regulations regarding the storage and handling of various products. We may become subject to product liability claims, which could harm our financial condition and liquidity if we are not able to successfully defend or insure against such claims.

We may become subject to product liability claims which could harm our business, prospects, operating results, and financial condition. We face inherent risk of exposure to claims in the event our batteries do not perform as expected or malfunction resulting in personal injury or death. Our risks in this area are particularly pronounced given our X-SEPA separator and lithium manganese iron phosphate (LMFP) cathode are still in the development stage and have not yet been commercially mass produced. A successful product liability claim against us could require us to pay a substantial monetary award. Moreover, a product liability claim could generate substantial negative publicity about our technology and business and inhibit or prevent commercialization of our battery products and future product candidates, which would have a material adverse effect on our brand, business, prospects and operating results. Any insurance coverage might not be sufficient to cover all potential product liability claims. Any lawsuit seeking significant monetary damages either in excess of our coverage, or outside of our coverage, may have a material adverse effect on our reputation, business and financial condition. We may not be able to secure product liability insurance coverage on commercially acceptable terms or at reasonable costs when needed.

Our BEVs and our batteries as components of BEVs are subject to motor vehicle standards and the failure of the vehicles to satisfy such mandated safety standards could have a material adverse effect on the demand for our products, our business and our operating results.

All vehicles and batteries installed in the vehicles sold or leased must comply with applicable international and local motor vehicle safety standards, which vary by national and local jurisdictions. Rigorous testing and the use of approved materials and equipment are among the requirements for achieving certain mandatory certifications. Failure by our vehicle manufacturing clients to satisfy motor vehicle standards could have a material adverse effect on our business and operating results.

Moreover, we may incur our own significant costs in complying with these regulations. Regulations related to the electric vehicle industry and alternative energy are currently evolving and we face risks associated with the application of these regulations and changes to these regulations.

To the extent the laws become more stringent or otherwise change, our BEVs and/or our batteries may not comply with applicable international or local laws, which would have an adverse effect on our business. Compliance with changing regulations could be burdensome, time consuming, and expensive. To the extent compliance with new regulations is cost prohibitive, our business, prospects, financial condition and operating results would be adversely affected.

There may be laws in jurisdictions we have not yet entered or laws of which we are unaware in jurisdictions we have entered that may restrict our sales or other business practices. Even for those jurisdictions we have analyzed, the laws in this area can be complex, difficult to interpret and may change over time. Continued regulatory limitations and other obstacles interfering with our or our client’s ability to sell products could have a negative and material impact on our business, prospects, financial condition and results of operations.

Future product recalls could materially adversely affect our business, prospects, financial condition and operating results.

Any product recall in the future, whether it involves our or a competitor’s product, may result in negative publicity, damage our brand and materially adversely affect our business, prospects, financial condition and operating results. In the future, we may voluntarily or involuntarily, initiate a recall if any of our products that are proven or possibly could be defective or noncompliant with applicable federal motor vehicle safety standards. Such recalls involve significant expense and diversion of management attention and other resources, which could adversely affect our brand image, as well as our business, prospects, financial condition and operating results.

We were granted the exclusive license on certain patents and other pending patent applications from 3DOM Alliance pursuant to a license-in agreement entered into on November 22, 2022. The pending patent applications under such license-in agreement may not result in issued patents and the licensed patents may be invalidated or narrowly interpreted, in which event our competitiveness and value may be undermined.

Our key technological innovations, including innovations that are currently commercialized in our products and innovations that we plan to deploy in the future, are described in numerous issued patents and pending patent applications that we licensed from 3DOM Alliance. There is no assurance that the pending applications will result in issued patents. Further, we cannot guarantee that our use of these patents and associated inventions will not infringe upon rights of third parties. Also, to the extent that we endeavor to enforce our currently issued licensed patents or any patents that will be issued in the future, an alleged infringer may be able to assert that it has not infringed any claim of the applicable patent(s) and that the applicable patent(s) is in any event invalid or unenforceable. There can be no assurance that we will overcome those defenses. Further, if one or more of our patents are held to be invalid or unenforceable, or if claims of those patents are interpreted narrowly, or if patents fail to issue from our pending applications, our competitiveness and value may be undermined.

We rely heavily on the exclusively-licensed intellectual properties and technologies, which includes patent rights, trade secrets, trademarks, and know-how. If we are unable to protect and maintain access to these intellectual property rights, our business and competitive position would be harmed.

We may not be able to prevent unauthorized use of our exclusively-licensed intellectual property, which could harm our business and competitive position. We rely on a combination of the intellectual property protections afforded by patent, trademark and trade secret laws in Japan, Singapore and other jurisdictions, as well as license agreements and other contractual protections, to establish, maintain and enforce rights and competitive advantage in our licensed-in technologies. Third parties, including our business partners, may attempt to copy or otherwise obtain and use our intellectual property without our consent or may decline to license or defend necessary intellectual property rights to us on terms favorable to our business. Third parties may also attempt to challenge our use of certain intellectual property rights, particularly in countries where we do not hold patent rights. Monitoring unauthorized use of our intellectual property is difficult and costly, and the steps we have taken or will take to prevent misappropriation may not be sufficient. Any enforcement efforts we undertake, including litigation, could require involvement of the licensor, be time-consuming and expensive, and could divert management’s attention, all of which could harm our business, results of operations and financial condition. In addition, existing intellectual property laws and contractual remedies may afford less protection than needed to safeguard our licensed-in technologies. All of our patent rights have been obtained through an exclusive license-in agreement from 3DOM Alliance. Because we do not own those patent rights, we have less control over their validity, maintenance and enforcement, which could harm our ability to maintain any competitive advantage those patent rights provide.

Any registrations for the intellectual property rights we own or license are constrained to the country in which the rights were issued or obtained. Many of the patents we license are not yet registered and are currently under review by the respective patent offices. Our efforts to protect against the unauthorized use of our intellectual property rights, technology and other licensed-in rights in those countries where our intellectual property is under review or not registered may be impossible. With respect to jurisdictions where our intellectual property is already registered, patent, copyright, trademark and trade secret laws vary significantly throughout the world. A number of foreign countries do not protect intellectual property rights to the same extent as Japan and Singapore. Therefore, our intellectual property rights may not be as strong or as easily enforced in some foreign countries, and efforts to protect against the unauthorized use of our intellectual property rights, technology and other licensed-in rights may be impossible in those countries. Failure to adequately protect or be able to use our exclusively-licensed intellectual property rights could result in our competitors using our intellectual property to offer products, potentially resulting in the loss of some of our competitive advantage, a decrease in our revenue and reputational harm caused by inferior products offered by third parties, which would adversely affect our business, prospects, financial condition and operating results.

We are unable to guarantee that our technology, or its ultimate integration into electric vehicle battery packs, does not infringe intellectual property rights of third parties. We may need to defend ourselves against intellectual property infringement claims, which may be time-consuming and could cause us to incur substantial costs.

Companies, organizations or individuals, including our current and future competitors, may hold or obtain patents, trademarks or other proprietary rights that would prevent, limit or interfere with our ability to make, use, develop, sell, license, lease or market our products or technologies, which could make it more difficult for us to operate our business. From time to time, we may receive inquiries from third parties relating to whether we are infringing their intellectual property rights and/or seek court declarations that they do not infringe upon our intellectual property rights. Companies holding patents or other intellectual property rights relating to batteries may bring suits alleging infringement of such rights or otherwise asserting their rights and seeking licenses. In addition, if we are determined to have infringed upon a third party’s intellectual property rights, we may be required to do one or more of the following:

•	cease selling, leasing, incorporating or using products that incorporate the challenged intellectual property;

•	pay substantial damages;

•	materially alter our research and development activities and proposed production processes;

•	obtain a license from the holder of the infringed intellectual property right, which may not be available on reasonable terms or at all; or

•	redesign our battery cells at significant expense.

In the event of a successful claim of infringement against us and our failure or inability to obtain a license to continue to use the technology on reasonable terms, our business, prospects, operating results and financial condition could be materially adversely affected. In addition, any litigation or claims, whether or not well-founded, could result in substantial costs, negative publicity, reputational harm and diversion of resources and management’s attention.

Third-party claims or litigation alleging infringement of patents or infringement or misappropriation of other proprietary rights, or seeking to invalidate our patents may adversely affect our business.

Our success depends in part on our avoiding infringement, misappropriation and other violations of the patents and other intellectual property rights of third parties. Claims of infringement, misappropriation, or other violation of patents or other intellectual property rights are often expensive and time-consuming to defend, and if we were unsuccessful in defense of such claims we could be forced to stop use of certain technologies and/or pay damages or on-going royalties. It is possible that at any time third-parties could attempt to assert an infringement or misappropriation claims if they believe our technology violates their intellectual property rights.

Some of our competitors may have more resources than we do to pursue claims of infringement or misappropriation. We may conclude that even if they are infringing our patents or other intellectual property rights, the risk-adjusted costs of bringing claims against them may be too high or otherwise not in your interest.

If we are unable to grow, or if we fail to manage future growth effectively, our revenue may not increase and we may be unable to implement our business strategy.

Our future success depends upon our ability to grow, and if we are unable to manage our growth effectively, we may incur unexpected expenses and be unable to meet our clients’ requirements, all of which could materially adversely affect our business, financial condition and results of operations. To manage our current and anticipated future growth effectively, we must continue to maintain and enhance our infrastructure, financial and accounting systems and controls. We must also attract, train and retain a significant number of engineers, sales and marketing personnel, client support personnel, professional services personnel, software engineers, technical personnel and management personnel, and the availability of such personnel may be constrained.

As we continue to grow, including from the integration of employees and businesses acquired in connection with previous or future acquisitions, we may find it difficult to maintain important aspects of our corporate culture, which could negatively affect our profitability and our ability to retain and recruit qualified personnel who are essential for our future success. If we do not effectively manage our growth, we may not be able to execute on our business plan, respond to competitive pressures, take advantage of market opportunities, satisfy client requirements or manufacture high-quality products. Additionally, we may not be able to expand and upgrade our infrastructure to accommodate future growth.

Failure to effectively manage our growth could also lead us to over-invest or under-invest in development and operations; result in weaknesses in our infrastructure, systems or controls; give rise to operational mistakes, financial losses, loss of productivity or business opportunities; and result in loss of employees and reduced productivity of remaining employees. Our growth is expected to require significant capital expenditures and may divert financial resources from other projects such as the development of new products and services. If we are unable to manage our growth effectively, our expenses may increase more than expected, our revenue may not increase or may grow more slowly than expected and we may be unable to implement our business strategy. Further, any failure to manage our growth effectively could materially and adversely affect our business, prospects, operating results and financial condition. We intend to expand our operations significantly which we expect our future expansion to include, among other things:

•	expanding the management team;

•	hiring and training new personnel;

•	leveraging consultants to assist with company growth and development;

•	conducting market research and analysis;

•	controlling expenses and investments in anticipation of expanded operations;

•	expanding design, production, and service departments;

•	implementing and enhancing administrative infrastructure, systems and processes; and

•	expanding our market share in international markets.

We are subject to requirements relating to environmental and safety regulations and environmental remediation matters which could adversely affect our business, results of operation and reputation.

Our operations are subject to environmental, health and safety rules laws and regulations laws and regulations including those governing hazardous material handling, transportation, and cleanup and occupational safety and health. There are significant capital, operating and other costs associated with compliance with these environmental laws and regulations. Environmental laws and regulations may become more stringent in the future, which could increase costs of compliance or require us to manufacture with alternative technologies and materials.

We have not yet commenced mass production for our battery products. When mass production is commenced, we will engage OEM suppliers for the manufacturing of our battery products. The manufacturing process will have hazards such as but not limited to hazardous materials, machines with moving parts, and high voltage and/or high current electrical systems typical of large manufacturing equipment and related safety incidents. There may be safety incidents that damage machinery or product, slow or stop production, or harm employees. Consequences may include litigation, regulation, fines, increased insurance premiums, mandates to temporarily halt production, workers’ compensation claims, or other actions that impact our company brand, finances, or ability to operate.

While we require that our OEMs and other suppliers have reasonably designed and implemented policies and programs to assure compliance with these laws and regulations and to avoid hazardous substance release lability, there can be no guarantee that the substantial costs incurred by new or more stringent compliance obligations will not be passed on to us.

Regulatory actions, legal proceedings and customer complaints against us could harm our reputation and have a material adverse effect on our business, results of operations, financial condition and prospects. Our directors, management, shareholders and employees may also from time to time be subject to legal proceedings, which could adversely affect our reputation and results of operations.

Along with growth and expansion of our business, we may be involved in litigation, regulatory proceedings and other disputes arising in or outside the ordinary course of our business. In general, such litigation and disputes may result in claims for actual damages, freezing of our assets, diversion of our management’s attention and reputational damage to us and our management, and the probability and amount of liability, if any, may remain unknown for long periods of time. Given the uncertainty, complexity and scope of many of these litigation matters, their outcome generally cannot be predicted with any reasonable degree of certainty. Therefore, our reserves for such matters may be inadequate. Moreover, even if we eventually prevail in these matters, we could incur significant legal fees or suffer significant reputational harm, which may negatively affect our operating results if changes to our business operations are required. There may also be negative publicity associated with litigation that could decrease consumer acceptance of our product offerings, regardless of whether the allegations are valid or whether we are ultimately found liable. In addition, our directors, management, shareholders and employees may from time to time be subject to litigation, regulatory investigations, proceedings and/or negative publicity or otherwise face potential liability and expense in relation to commercial, labor, employment, securities or other matters, which could adversely affect our reputation and results of operations. As a result, litigation may adversely affect our business, financial condition, results of operations or liquidity.

We may be subject to declining average selling and leasing prices, which may harm our revenue and gross profits.

Electric vehicles, light electric vehicles and energy storage systems are subject to declines in average selling and leasing prices due to rapidly evolving technologies, industry standards and consumer preferences. As a result, our clients may expect us as suppliers to cut our costs and lower the price of our products in order to mitigate the negative impact on their own margins.

We expect to face possible market-driven downward pricing pressures in the future. Our revenue and profitability will suffer if we are unable to offset any declines in our average selling or leasing prices by developing new or enhanced products with higher prices or gross profit margins, increasing our sales or leasing volumes or reducing the material costs of our products on a timely basis.

Our battery products rely on software and hardware that are highly technical, and if these systems contain errors, bugs or vulnerabilities, or if we are unsuccessful in addressing or mitigating technical limitations in our systems, our business could be adversely affected.

Our products rely on software and hardware, including software and hardware developed or maintained internally or by third parties, that are highly technical and complex and will require modification and updates over the life of a battery product. Certain of our products depend on the ability of such software and hardware to store, retrieve, process and manage immense amounts of data. Our hardware and software or third party components and software that we utilize in our products may also contain defects in design or manufacture, including “bugs” and other problems that could unexpectedly interfere with the operation or security of the products. In addition, our systems are subject to certain technical limitations that may compromise our ability to meet the objectives. Some errors, bugs or vulnerabilities inherently may be difficult to detect and may only be discovered after the code has been released for external or internal use. Although we attempt to remedy any issues that we observe in our products as effectively and rapidly as possible, such efforts may not be timely, may hamper production, or may not be to the satisfaction of our clients. If we are unable to prevent or effectively remedy errors, bugs, vulnerabilities or defects in our software and hardware, we may suffer damage to our brand, loss of clients, loss of revenue or liability for damages, any of which could adversely affect our business and financial results.

The unavailability, reduction or elimination of government and economic incentives due to policy changes or government regulation could have a material adverse effect on our business, prospects, financial condition and operating results.

Any reduction, elimination or discriminatory application of government subsidies and economic incentives because of policy changes, the reduced need for such subsidies and incentives due to the perceived success of the electric vehicle industry or other reasons may result in the diminished competitiveness of the alternative fuel and electric vehicle industry generally or our battery power solutions. While certain tax credits and other incentives for alternative energy production, alternative fuel and electric vehicles have been available in the past, there is no guarantee these programs will be available in the future or that they will remain at current levels. In particular, our business will be affected by local and foreign tax credits, rebates, grants and other government programs and incentives that promote the use of electric vehicles. Additionally, our business will be affected by laws, rules and regulations that require reductions in carbon emissions or the use of renewable fuels. These programs and regulations, which have the effect of encouraging the demand for electric vehicles, could expire or be repealed or amended for a variety of reasons. For example, parties with an interest in gasoline and diesel, natural gas or other alternative vehicles or vehicle fuels, including lawmakers, regulators, policymakers, environmental or advocacy organizations, OEMs, trade groups, suppliers or other powerful groups, may invest significant time and money in efforts to delay, repeal or otherwise negatively influence regulations and programs that promote battery powered vehicles. Many of these parties have substantially greater resources and influence than we have. Further, changes in local or foreign political, social or economic conditions, including a lack of legislative focus on these programs and regulations, could result in their modification, delayed adoption or repeal. Any failure to adopt, delay in implementation, expiration, repeal or modification of these programs and regulations, or the adoption of any programs or regulations that encourage the use of other alternative fuels or alternative vehicles over battery power, would reduce the market for batteries as a source of power and harm our operating results, liquidity and financial condition.

We will face risks associated with potential international operations, including unfavorable local regulatory, political, tax and labor conditions, which could harm our business.

We will face risks associated with any potential international operations, including possible unfavorable local regulatory, political, tax and labor conditions, which could harm our business. We anticipate having subsidiaries that are subject to the legal, political, regulatory and social requirements and economic conditions in international jurisdictions. We may be subject to a number of risks associated with international business activities that may increase our costs, impact our ability to manufacture, sell or lease our products and require significant management attention. These risks include, but are not limited to:

•	conforming our products to various international regulatory requirements where those products are sold or leased, which requirements may change over time;

•	local and foreign government trade restrictions, tariffs and price or exchange controls;

•	changes in diplomatic and trade relationships;

•	political instability, civil disturbances, war, military conflict, religious or ethnic strife, terrorism and general security concerns;

•	the occurrence of severe health epidemics, pandemics or other disease outbreaks; and

•	the strength of international economies.

If we fail to address these risks successfully, our business and prospects could be negatively impacted.

Our operations and investments are located in Asia-Pacific and we are therefore exposed to various risks inherent in operating and investing in the region.

We will be focusing primarily on the Asia-Pacific market, including but not limited to Singapore, Thailand, the Philippines, Indonesia, India, Australia, and PNG, which means that other than assets located in and most of the income derived from our Singapore and Australia business, our assets and income are located in emerging market countries. Emerging market countries are typically subject to greater political, policy, legal, economic, taxation and other risks and uncertainties, including but not limited to the risk of expropriation, nationalization and commercial or governmental disputes, inflation, interest rate and currency fluctuations and greater difficulty in enforcing or collecting payment against contracts or in having certainty that all required governmental and regulatory approvals necessary to run our business are in place and will be renewed. Asian markets are inherently non-homogenous and require bespoke business models for each country in which we operate which adds complexity and reduces economies of scale.

Emerging market countries where we operate may have less sophisticated legal, taxation and regulatory systems and frameworks, including but not limited to unexpected changes in, or inconsistent application, interpretation or enforcement of, applicable laws and regulatory requirements. In particular, because legislation and other laws and regulations in emerging markets are often undeveloped, it is frequently difficult to interpret those laws and regulations with certainty. Regulatory authorities may adopt different interpretations to us or may revise laws, regulations or interpretations, potentially with retrospective effect, in ways that adversely affect our business, financial condition and/or results of operations. This gives rise to increased risks relating to labor practices, foreign ownership restrictions, tax regulation and enforcement, difficulty in enforcing contracts, changes to or uncertainty in the relevant legal and regulatory regimes and other issues in the markets where we operate or may in the future operate. Such risks could interrupt or adversely impact some or all of our business and may adversely affect our business, financial condition and results of operations.

Most of the countries we will be focusing on have experienced political and social instability at various times in the past, including but not limited to acts of political violence and civil unrest. These countries also have been subject to a number of terrorist attacks and other destabilizing events, which have led to economic and social volatility. There can be no assurance that similar destabilizing events will not occur in the future. Any such destabilizing events could interrupt and adversely affect our business, financial condition and results of operations.

Investors should also note that emerging markets are also subject to rapid change. An increase in the perceived risks associated with investing in emerging economies could reduce foreign investment in these countries, which may have a materially adverse impact on the battery markets in those places, or make it more difficult for us to obtain debt and equity financing, which could adversely affect our financial capacity to meet our business objectives and therefore adversely affect our business, financial condition and results of operations.

Fluctuations in foreign currency exchange rates will affect our financial results, which we report in U.S. Dollars.

We plan to operate in multiple jurisdictions, which exposes us to the effects of fluctuations in currency exchange rates. We may earn revenue in Singaporean Dollars, Australia Dollars, Thai Baht, Indonesian Rupiah, Indian Rupee, Philippine Peso and PNG Kina among other currencies. Our consolidated financial statements are presented in U.S. Dollars, which is the functional currency of noco-noco. Fluctuations in the exchange rates between the various currencies that we use could result in expenses being higher and revenue being lower than would be the case if exchange rates were stable. We cannot assure you that movements in foreign currency exchange rates will not have a material adverse effect on our results of operations in future periods. Furthermore, a substantial amount of our revenue is denominated in emerging markets currencies. Because fluctuations in the value of emerging markets currencies are not necessarily correlated, there can be no assurance that our results of operations will not be adversely affected by such volatility.

Changes in public policies affecting the development and more widespread adoption of electric vehicles could affect the demand for our products.

We mainly offer leasing services of our battery products, including batteries, BEVs and ESS, and manage carbon abatement projects and sell carbon credits to commercial transportation companies, renewable energy plants and power plants. If the market for electric vehicles or renewable energy does not develop, demand for our products or services could be harmed. As a result, our success depends, in part, on laws that affect demand for electric vehicles. For example, laws compelling the reduction of greenhouse gas emissions could create opportunity for increased sales of our batteries for incorporation in BEVs. Incentives, including tax credits or rebates, for electric vehicle purchases to reduce greenhouse gas emissions create a climate in which our sales may increase. Eliminating or phasing out such incentives could have the opposite effect. The continuous generation of carbon credits is an essential component to offset the unavoidable emissions in our leasing business. Our financial success may depend, in part, on our ability to generate tradable regulatory emission credits and provide carbon offset solutions to our clients. Laws that restrict or diminish the value of such credits may lessen our electric vehicle producing clients’ demand for our batteries.

Our carbon abatement solutions business may be impacted by climate-related activities.

Our carbon abatement solutions business may be impacted by certain climate-related activities, including:

•	technological advancements in the carbon reduction/removal process to mitigate climate change;

•	domestic and international regulatory compliance response to climate change, or imposition of any specific taxation, penalties or fines, and

•	unpredictable and extreme weather patterns and events which may extend to a long-term shift in climate weather patterns.

Given our carbon abatement solutions business are largely exposed to climate-related activities, any unfavorable changes will have an adverse impact on us, and may further impact the ongoing viability of our carbon abatement projects.

Our business depends substantially on the continuing efforts of our senior management team and the loss of one or more of these employees could adversely affect our business.

Our success depends largely upon the continued services of our key executive officers. We also rely on our management team in the areas of research and development, marketing, services and general administrative functions. If one or more of our other senior executives are unable or unwilling to continue to work for us in their present positions, we would be significantly disadvantaged. Moreover, if any of our current or former senior executives joins a competitor or forms a competing company, we may lose clients, suppliers, know-how and key personnel. Each of our executive officers has entered into an employment agreement with us, which contains confidentiality clauses.

Our success also depends, in part, on our continuing ability to identify, hire, attract, train and develop other highly qualified personnel, in particular engineers specializing in various disciplines, including battery design and production. Experienced and highly skilled employees are in high demand and competition for these employees can be intense. Our ability to hire, attract and retain them depends on our ability to provide competitive compensation packages. We may not be able to attract, integrate, train, motivate or retain additional highly qualified personnel, and our failure to do so could adversely affect our business, prospects, financial condition and operating results.

The unexpected loss of or failure to retain one or more of our key employees could adversely affect our business. We do not currently maintain key man life insurance policies with respect to every officer and will evaluate whether to obtain such additional key man life insurance policies. Any failure by our management team and our employees to perform as expected may have a material adverse effect on our business, prospects, financial condition and operating results.

Any failure to offer high-quality maintenance services may adversely affect our relationships with our clients and harm our financial results.

We are highly dependent on the quality of our products, our business reputation and on strong recommendations from our existing clients. Any failure to maintain high-quality maintenance services, or a market perception that we do not maintain high-quality maintenance, could harm our reputation, adversely affect our ability to lease our products to existing and prospective clients, and harm our business, operating results and financial condition.

We provide maintenance services with the batteries, BEVs and ESS when we lease to our clients and may be unable to respond quickly enough to accommodate short-term increases in demand for maintenance services, particularly as we increase the size of our client base. Additionally, increased demand for these services, without corresponding revenue, could increase costs and adversely affect our results of operations.

Our management has limited experience in operating a public company.

Our executive officers have limited experience in the management of a publicly traded company. Our management team may not successfully or effectively manage our transition to a public company that will be subject to significant regulatory oversight and reporting obligations under federal securities laws. Their limited experience in dealing with the increasingly complex laws pertaining to public companies could be a significant disadvantage in that it is likely that an increasing amount of their time may be devoted to these activities which will result in less time being devoted to the management and growth of us. We may not have adequate personnel with the appropriate level of knowledge, experience, and training in the accounting policies, practices or internal controls over financial reporting required of public companies in the United States. The development and implementation of the standards and controls necessary for us to achieve the level of accounting standards required of a public company in the United States may require costs greater than expected. It is possible that we will be required to expand its employee base and hire additional employees to support its operations as a public company which will increase its operating costs in future periods.

We have identified material weaknesses in our internal control over financial reporting. Our failure to maintain an effective system of internal control over financial reporting may result in material misstatements of our consolidated financial statements or cause us to fail to meet our periodic reporting obligations, which may adversely affect investor confidence in us and, as a result, the value of our shares.

Our management has concluded that, as of June 30, 2022, our existing disclosure controls and procedures and internal control over financial reporting were ineffective, due to a material weakness. The material weakness relates to lack of sufficient financial reporting and accounting personnel, especially those with U.S. GAAP knowledge. Moreover, even if our management may in the future conclude that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it concludes that we have not maintained, in all material respects, effective internal control over financial reporting based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, we may identify other weaknesses and deficiencies in our internal control over financial reporting. If we fail to maintain the adequacy of our internal control over financial reporting, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our ordinary shares. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions.

As we became a public company following the consummation of the Business Combination, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. Section 404 of the Sarbanes-Oxley Act requires that we include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F beginning with its second annual report on Form 20-F after becoming a public company. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm may need to attest to and report on the effectiveness of our internal control over financial reporting. We may be unable to timely complete our evaluation testing and any required remediation. In addition, because we will be an “emerging growth company” and intend to take advantage of exemptions from various reporting requirements that are applicable to most other public companies, including, but not limited to, an exemption from the provisions of Section 404(b) of the Sarbanes-Oxley Act requiring that our independent registered public accounting firm provide an attestation report on the effectiveness of its internal control over financial reporting, any remedial measures that we take to remedy material weaknesses and control deficiencies may not be independently verified by an independent third party.

The growth and expansion of our business may place a significant strain on our operational and financial resources in the future. As we continue to grow, we may not be able to successfully implement requisite improvements to our internal control systems, controls and processes, such as system access and change management controls, in a timely or efficient manner. Our failure to improve our systems and processes, or their failure to operate in the intended manner, whether as a result of the growth of our business or otherwise, may result in our inability to accurately forecast our revenue and expenses, or to prevent certain losses. Moreover, the failure of our systems and processes could undermine our ability to provide accurate, timely and reliable reports on our financial and operating results and could impact the effectiveness of our internal control over financial reporting.

We may need to raise additional funds and these funds may not be available to us when we need them. If we cannot raise additional funds when we need them, our business, prospects, financial condition and operating results could be negatively affected.

The design, manufacture, sale and servicing of our battery products are capital-intensive. We expect that following the consummation of the Business Combination, we will have sufficient capital to fund our planned operations for the next three years, at which point we expect to be generating self-sustaining free cash flow. However, we may need to raise additional capital to scale our operations, continue licensing in intellectual properties and technologies and expand into emerging markets. Further, we may subsequently determine that additional funds are necessary earlier than anticipated. We may raise additional funds through the issuance of equity, equity related or debt securities, or through obtaining credit from government or financial institutions. This capital may be necessary to fund our ongoing operations, continue improving our technologies, and development and design efforts. We cannot be certain that additional funds will be available to us on favorable terms when required, or at all. If we cannot raise additional funds when we need them, our financial condition, results of operations, business and prospects could be materially adversely affected.

We rely on information technology and any failure, inadequacy, interruption or security lapse of that technology, including any cybersecurity incidents, could harm our ability to operate our business effectively.

Experienced computer programmers and hackers may be able to penetrate our network and misappropriate or compromise our confidential information or that of third parties, create system disruptions or cause shutdowns. Computer programmers and hackers also may be able to develop and deploy viruses, worms and other malicious software programs that attack our products or otherwise exploit any security vulnerabilities of our products. While we employ a number of protective measures, including firewalls, network infrastructure vulnerability scanning, anti-virus and endpoint detection and response technologies, these measures may fail to prevent or detect attacks on our systems which could adversely affect our business, operations, or products.

Any claim that our products or systems are subject to a cybersecurity risk, whether valid or not, could damage our reputation and adversely impact our revenues and results of operations. We manage and store various proprietary information and sensitive or confidential data relating to our business, which in the future may as well contain information from our suppliers and clients. Breaches of our or any of our third party suppliers’ security measures or the accidental loss, inadvertent disclosure or unapproved dissemination of proprietary information or sensitive or confidential data about us or our clients or suppliers, including the potential loss or disclosure of such information or data as a result of fraud, trickery or other forms of deception, could expose us or our clients or suppliers to a risk of loss or misuse of this information, result in litigation and potential liability for us, damage our brand and reputation or otherwise harm our business.

To the extent we experience cyber-security incidents in the future, our relationships with our clients and suppliers may be materially impacted, our brand and reputation may be harmed and we could incur substantial costs in responding to and remediating the incidents and in resolving any investigations or disputes that may arise with respect to them, any of which would cause our business, operations, or products to be adversely affected. In addition, the cost and operational consequences of implementing and adding further data protection measures could be significant.

We may in the future be, adversely affected by the global COVID-19 pandemic or other similar outbreaks.

We face various risks related to epidemics, pandemics, and other outbreaks, including the recent COVID-19 pandemic. The impact of COVID-19, including changes in consumer and business behavior, pandemic fears and market downturns, and restrictions on business and individual activities, has created significant volatility in the global economy and led to reduced economic activity. The spread of COVID-19 may impact our potential clients and suppliers by disrupting the manufacturing, delivery and overall supply chain of battery and BEV manufacturers and suppliers and may lead to a global decrease in battery and BEV sales or leasing in markets around the world.

The pandemic has resulted in government authorities implementing numerous measures to try to contain the virus, such as travel bans and restrictions, quarantines, stay-at-home or shelter-in-place orders, and business shutdowns. Although we had not experienced any impact from the pandemic, these measures still may adversely impact our employees, research and development activities and operations and the operations of our suppliers, vendors and business partners, and may negatively impact our sales and marketing activities in the future. In addition, various aspects of our business cannot be conducted remotely. These measures by government authorities may remain in place for a significant period of time and they are likely to continue to adversely affect our future manufacturing plans, sales and marketing activities, business and results of operations. We may take actions as may be required by government authorities or that it determines are in the best interests of its employees, suppliers, vendors and business partners.

The extent to which the COVID-19 pandemic may impact our business, prospects and results of operations will depend on future developments, which are highly uncertain and cannot be predicted, including the duration and spread of the pandemic, its severity, the actions to contain the virus or treat its impact, and how quickly and to what extent normal economic and operating activities can resume. Even after the COVID-19 pandemic has subsided, we may experience an adverse impact to its business as a result of its global economic impact, including any recession that has occurred or may occur in the future.

There are no comparable recent events that may provide guidance as to the effect of the spread of COVID-19 and a pandemic, and, as a result, the ultimate impact of the COVID-19 pandemic or a similar health epidemic is highly uncertain.

The future impact of the COVID-19 outbreak is highly uncertain and cannot be predicted and there is no assurance that such outbreak will not have a material adverse impact on our business, financial condition and results of operations. The extent of the impact will depend on future developments, including actions taken to contain COVID-19, and if these impacts persist or exacerbate over an extended period of time.

Our business activities in the Oceanian countries may be subject to native title and/or indigenous cultural heritage rights.

Native title and/or indigenous cultural heritage rights may impact our ability to obtain landowner agreements, permits and approvals. In Australia, the Native Title Act 1993 (Cth) recognizes rights of indigenous Australians over land, and such recognition may impact or delay our ability to carry out our business activities, either wholly or partially. There are also Australian state and territory legislations which impose duties of care on us to ensure all practical and reasonable measures are taken to avoid damaging or destroying indigenous cultural heritage. These laws and regulations are subject to constant review and amendments. If we are unable to obtain consent from indigenous persons to the potential target areas of a planned carbon abatement project, that particular project would have to be abandoned, which will adversely affect our business and financial performance.

In addition, our business activities may be subject to the First Nations and/or indigenous persons claims. To carry out our business activities, consultation and discussions with the First Nations and/or other indigenous groups will be required from time to time. Any unsuccessful consultation or discussions will impact our ability to perform our business activities. In the event the land underlying a carbon abatement project is determined to be native title, we will need to appropriately amend our internal policies and procedures to ensure compliance, which may delay our project timeline and adversely affect our business. In addition, we may at times be restricted, either legally or culturally, from the properties or lands due to sociological issues, which may also adversely affect our business.

We may be subject to government policy changes under the federal political system of Australia.

Australia has consistently operated under a mild two-party federal political system, with two major party alliances dominating the political groupings in the Australian system. The carbon abatement projects, although having experienced prolonged periods of continuance between both party alliances, may be revoked upon a change in the federal system to be realigned with the incumbent political party’s policies. Any change in government policies, legislation or regulation that affect carbon abatement projects may directly impact our business operations. Generally, the state-based political parties in Australia also follow a mild two-party system, which may present conflicts between state policies and federal policies, in turn creating uncertainty and volatility for our operations.

In addition, there may be changes in taxation, interest rates and other administrative functions of both the state and federal governing laws and regulations which may have an adverse impact on our assets, operations and financial performance. Changes to existing laws and regulations governing the carbon abatement projects may also require us to implement such changes, which may adversely impact both current and any future projects.t

Uncertainties with respect to laws and regulations in the countries in which we operate could adversely affect our business, financial condition and results of operations.

Our business is subject to a range of regulations, including but not limited to safety, environmental, tax, anti-money laundering, countering of terrorism financing and competition legislation in different jurisdictions. Governments and regulatory authorities in the countries where we operate may from time to time make changes to applicable laws and regulatory policies, which may make it more difficult or onerous for us to operate. Additionally, laws and policies in emerging markets may change at short notice and may subject us to additional penalties.

In addition, any interpretation of laws and practice by the governments and/or regulatory authorities that is contrary to our views of those laws and practice may adversely affect our liabilities or expose us to legal, regulatory or other actions. Inconsistent enforcement of laws also creates compliance risks, as it may make it difficult for us to engage with regulatory authorities on compliance matters. Such inconsistency may also result in variability in the penalties associated with any non-compliance. Appeals against the enforcement actions taken by regulatory authorities may not always be possible, and it may take a long time to reach conclusion, may incur significant costs and the results may be uncertain and involve external influences outside our control.

Risks Related to Ownership of Our Securities

The market price and trading volume of our Securities may be volatile and could decline significantly.

The stock markets, including the Nasdaq on which we listed our Ordinary Shares and Warrants (collectively, “Securities”), have from time to time experienced significant price and volume fluctuations. Even if an active, liquid and orderly trading market develops and is sustained for our Securities, the market prices of our Securities may be volatile and could decline significantly. In addition, the trading volumes in our Securities may fluctuate and cause significant price variations to occur. If the market prices of our Securities decline significantly, you may be unable to resell our Securities you held at or above the market price of the our Securities as of the date immediately following the consummation of the Business Combination. There can be no assurance that the market prices of our Securities will not fluctuate widely or decline significantly in the future in response to a number of factors, including, among others, the following:

•	the realization of any of the risk factors presented in this Report

•	actual or anticipated differences in our estimates, or in the estimates of analysts, for our revenues, results of operations, cash flows, level of indebtedness, liquidity or financial condition;

•	announcements by us or our competitors of significant business developments;

•	changes in clients;

•	acquisitions or expansion plans;

•	our involvement in litigation;

•	sale of our Ordinary Shares or Warrants or other securities in the future;

•	market conditions in our industry;

•	changes in key personnel;

•	the trading volume of our Securities;

•	actual, potential or perceived control, accounting or reporting problems;

•	changes in accounting principles, policies and guidelines;

•

other events or factors, including but not limited to those resulting from infectious diseases, health epidemics and pandemics (including but not limited to the ongoing COVID-19 pandemic), natural disasters, war, acts of terrorism or responses to these events; and

•	general economic and market conditions.

In addition, the stock markets have experienced extreme price and volume fluctuations. Broad market and industry factors may materially harm the market price of our Securities, regardless of our operating performance. In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been instituted against that company. If we were involved in any similar litigation, it could incur substantial costs and our management’s attention and resources could be diverted.

We may issue additional Ordinary Shares or other equity or convertible debt securities without approval of the holders of our Securities, which would dilute existing ownership interests and may depress the market price of our Securities.

We may continue to require capital investment to support its business, and we may issue additional Ordinary Shares or other equity or convertible debt securities of equal or senior rank in the future without approval of the holders of our Securities in certain circumstances.

Our issuance of additional Ordinary Shares or other equity or convertible debt securities would have the following effects: (i) Our existing shareholders’ proportionate ownership interest in us may decrease; (ii) the amount of cash available per share, including for payment of dividends in the future, may decrease; (iii) the relative voting power of each previously outstanding Ordinary Share may be diminished; and (iv) the market price of our Securities may decline.

Furthermore, our employees, directors or consultants are expected to be granted equity awards under the PubCo Incentive Plan, subject to a limit of 5% of the fully diluted share capital that is issued and outstanding upon consummation of the Business Combination, in the first year of issue. You will experience additional dilution when those equity awards and purchase rights become vested and settled or exercised, as applicable, for our Ordinary Shares.

If securities or industry analysts do not publish research, publish inaccurate or unfavorable research or cease publishing research about us, the market price and trading volume of our Securities could decline significantly.

The trading market for our Securities will depend, in part, on the research and reports that securities or industry analysts publish about us or our business. We may be unable to sustain coverage by well-regarded securities and industry analysts. If either none or only a limited number of securities or industry analysts maintain coverage of us, or if these securities or industry analysts are not widely respected within the general investment community, the demand for our Securities could decrease, which might cause the market prices and trading volumes of our Securities to decline significantly. In the event that we obtain securities or industry analyst coverage, if one or more of the analysts who cover us downgrade their assessment of us or publish inaccurate or unfavorable research about our business, the market price and liquidity of our Securities could be negatively impacted.

The requirements of being a public company may strain our resources, divert our management’s attention and affect our ability to attract and retain qualified board members.

We are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Act, the Nasdaq listing requirements and other applicable securities rules and regulations. These expenses may increase even more if we no longer qualify as an “emerging growth company,” as defined in Section 2(a) of the Securities Act. The Exchange Act requires, among other things, that we file annual and current reports with respect to its business and operating results. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. We may need to hire more employees or engage outside consultants to comply with these requirements, which will increase our costs and expenses.

Changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time-consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We expect these laws and regulations to increase our legal and financial compliance costs and to render some activities more time-consuming and costly, although we are currently unable to estimate these costs with any degree of certainty.

Our management team has limited experience managing a publicly traded company, interacting with public company investors and complying with the increasingly complex laws pertaining to public companies. Our management team may not successfully or efficiently manage the transition to being a public company subject to significant regulatory oversight and reporting obligations under the federal securities laws and regulations and the continuous scrutiny of securities analysts and investors. The need to establish the corporate infrastructure demanded of a public company may divert the management’s attention from implementing its growth strategy, which could prevent us from improving our business, financial condition and results of operations. Furthermore, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and consequently we may be required to incur substantial costs to obtain such coverage. These additional obligations could have a material adverse effect on our business, financial condition, results of operations and prospects.

These factors could also make it more difficult for us to attract and retain qualified members of its board of directors, particularly to serve on our audit and risk committee, remuneration committee and nominating committee, and qualified executive officers.

As a result of disclosure of information in this Report and in filings required of a public company, our business and financial condition will become more visible, which may result in threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business and operating results could be adversely affected, and, even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could have an adverse effect on our business, financial condition, results of operations and prospects.

We are an “emerging growth company” and it cannot be certain if the reduced SEC reporting requirements applicable to emerging growth companies will make our Securities less attractive to investors, which could have a material and adverse effect on us, including our growth prospects.

We are an “emerging growth company” as defined in the JOBS Act and will remain an “emerging growth company” until the earliest to occur of (i) the last day of the fiscal year (a) following the fifth anniversary of the closing of the Business Combination, (b) in which we have total annual gross revenue of at least $1.235 billion or (c) in which we are deemed to be a large accelerated filer, which means the market value of our Securities held by non-affiliates exceeds $700 million as of the last business day of our prior second fiscal quarter, and (ii) the date on which we issued more than $1.0 billion in non-convertible debt during the prior three-year period. We intend to take advantage of exemptions from various reporting requirements that are applicable to most other public companies, whether or not they are classified as “emerging growth companies,” including, but not limited to, an exemption from the provisions of Section 404(b) of the Sarbanes-Oxley Act requiring that our independent registered public accounting firm provide an attestation report on the effectiveness of our internal control over financial reporting and reduced disclosure obligations regarding executive compensation, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Furthermore, even after we no longer qualifies as an “emerging growth company,” as long as we continue to qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including, but not limited to, the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, and current reports on Form 8-K, upon the occurrence of specified significant events. In addition, we will not be required to file annual reports and financial statements with the SEC as promptly as U.S. domestic companies whose securities are registered under the Exchange Act, and are not required to comply with Regulation FD, which restricts the selective disclosure of material information.

As a result, our shareholders may not have access to certain information they deem important. We cannot predict if investors will find our Securities less attractive because it relies on these exemptions. If some investors do find our Securities less attractive as a result, there may be a less active trading market and the market price of our Securities may be more volatile.

We are a company incorporated in the Cayman Islands and have qualified as a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.

We are a foreign private issuer as such term is defined in Rule 405 under the Securities Act and are a company incorporated in the Cayman Islands, and, we are a listed company on the Nasdaq. The Nasdaq market rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards applicable to domestic U.S. companies.

Because we have qualified as a foreign private issuer under the Exchange Act immediately following the consummation of the Business Combination, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including: (i) the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q and current reports on Form 8-K with the SEC; (ii) the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act; (iii) the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and (iv) the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

In addition, we are not required to have: (i) a majority of the board of directors consist of independent directors; (ii) a compensation committee consisting of independent directors; (iii) a nominating and corporate committee consisting of independent directors; or (iv) regularly scheduled executive sessions with only independent directors each year.

We intend to rely on some of the exemptions listed above. As a result, you may not be provided with the benefits of certain corporate governance requirements of the Nasdaq applicable to U.S. domestic public companies.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. Accordingly, you may receive less or different information about us than you would receive about a U.S. domestic public company.

The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter. In the future, we could lose our status as a foreign private issuer under current SEC rules and regulations if more than 50% of our outstanding voting securities become directly or indirectly held of record by U.S. holders and any one of the following is true: (i) the majority of our directors or executive officers are U.S. citizens or residents; (ii) more than 50% of our assets are located in the United States; or (iii) our business is administered principally in the United States. If we lose our status as a foreign private issuer in the future, it will no longer be exempt from the rules described above and, among other things, will be required to file periodic reports and annual and quarterly financial statements as if we were a company incorporated in the United States. If this were to happen, we would likely incur substantial costs in fulfilling these additional regulatory requirements, including costs related to the preparation of financial statements in accordance with U.S. GAAP, and members of our management would likely have to divert time and resources from other responsibilities to ensuring these additional regulatory requirements are fulfilled.

Because we are a “controlled company” as defined in the Nasdaq Stock Market Rules, you may not have protections of certain corporate governance requirements which otherwise are required by Nasdaq’s rules.

Under Nasdaq’s rules, a controlled company is a company of which more than 50% of the voting power for the election of directors is held by an individual, group or another company. We are a controlled company because 3DOM Alliance, our parent company, holds more than 50% of our voting power. For so long as we remain a controlled company, we are not required to comply with the following permitted to elect to rely, and may rely, on certain exemptions from the obligation to comply with certain corporate governance requirements, including:

•	our board of directors is not required to be comprised of a majority of independent directors.

•	our board of directors is not subject to the compensation committee requirement; and

•	we are not subject to the requirements that director nominees be selected either by the independent directors or a nomination committee comprised solely of independent directors.

As a result, if we take advantage of these exemptions, you will not have the same protections afforded to shareholders of companies that are subject to all of the Nasdaq corporate governance requirements. We intend to take advantage some of these controlled company exemptions. As a result, you may not be provided with the benefits of certain corporate governance requirements of Nasdaq applicable to U.S. domestic public companies.

You may face difficulties in protecting your interests, and certain judgement obtained against our directors and officers may not be enforceable.

We are an exempted company limited by shares incorporated under the laws of the Cayman Islands, and we conduct a majority of its operations through our subsidiary, noco-noco Pte. Ltd, outside the United States. Substantially all of our assets are located outside the United States. All of our current officers and directors are nationals and residents of countries other than the United States and a substantial portion of the assets of those persons are located outside of the United States. As a result, it could be difficult or impossible for you to bring an action against us or against these individuals outside of the United States in the event that you believe that your rights have been infringed upon under the applicable securities laws or otherwise and it will be difficult to effect service of process within the United States upon our officers or directors, or enforce judgments obtained in United States courts against our officers or directors. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of the jurisdictions that comprise the Asian region could render you unable to enforce a judgment against our assets or the assets of our directors and officers. In addition, it is unclear if any applicable extradition treaties now in effect between the United States and Asia markets would permit effective enforcement of criminal penalties of U.S. federal securities laws.

In addition, our corporate affairs are governed by our amended and restated memorandum of association (“Amended and Restated Memorandum of Association”), the Cayman Islands Companies Act and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors to our Company under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England and Wales, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law may not be as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a different body of securities laws than the United States. Some U.S. states, such as Delaware, may have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the memorandum and articles of association, any special resolutions passed by such companies and the register of mortgages and charges of such companies) or to obtain copies of lists of shareholders of these companies. Our directors will have discretion under our Amended and Restated Memorandum of Association to determine whether or not, and under what conditions, our corporate records may be inspected by its shareholders, but we are not obliged to make them available to the shareholders (subject to limited circumstances in which an inspector may be appointed to report on the affairs of our Company). This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

The courts of the Cayman Islands are unlikely (i) to recognize or enforce judgments of courts of the United States predicated upon the civil liability provisions of the federal securities laws of the United States or any state securities laws; and (ii) in original actions brought in the Cayman Islands, to impose liabilities predicated upon the civil liability provisions of the federal securities laws of the United States or any state securities laws, so far as the liabilities imposed by those provisions are penal in nature. In those circumstances, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive and for a liquidated sum, and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

We are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with corporate governance listing standards.

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from corporate governance listing standards as, except for general fiduciary duties and duties of care, Cayman Islands law has no corporate governance regime which prescribes specific corporate governance standards. To the extent we choose to follow home country practice with respect to corporate governance matters, our shareholders may be afforded less protection than they otherwise would have under corporate governance listing standards applicable to U.S. domestic issuers.

As a result of all of the above, our shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States.

The ability of our operating subsidiaries in certain Asia markets to distribute dividends to us may be subject to restrictions under their respective laws.

We are a holding company, and our operating subsidiaries may be located in Singapore, Thailand, the Philippines, Indonesia, India, Australia, or PNG. Part of our primary internal sources of funds to meet its cash needs will be its share of the dividends, if any, paid by our operating subsidiaries. The distribution of dividends to us from the operating subsidiaries in these markets as well as other markets where we may operate is subject to restrictions imposed by the applicable laws and regulations in these markets.

It is not expected that we will pay dividends in the foreseeable future.

It is expected that we will retain most, if not all, of its available funds and any future earnings after the Business Combination to fund the development and growth of its business. As a result, it is not expected that we will pay any cash dividends in the foreseeable future.

Our board of directors have complete discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if the board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on the future results of operations and cash flow, capital requirements and surplus, the amount of distributions, if any, received by us from our operating subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by the board of directors. Holders of our Securities should not rely on an investment in our Securities as a source for any future dividend income. You may not realize a return on your investment in our Securities and you may even lose your entire investment in our Securities.

Risks Related to Taxation

We may not achieve the intended tax efficiencies of our corporate structure and intercompany arrangements, which could increase our worldwide effective tax rate.

Our corporate structure and intercompany arrangements, including but not limited to the manner in which we conduct our intercompany and related party transactions, are intended to provide us with worldwide tax efficiencies. The application of tax laws of various jurisdictions to our business activities is subject to interpretation and also depends on our ability to operate our business in a manner consistent with our corporate structure and intercompany arrangements. The tax authorities of jurisdictions where we operate may challenge our methodologies for intercompany and related party arrangements, including but not limited to transfer pricing, or determine that the manner in which we operate does not achieve the intended tax consequences, which could increase our worldwide effective tax rate and adversely affect our business, financial position and results of operations.

A certain degree of judgment is required in evaluating our tax positions and determining our provision for income taxes. In the ordinary course of business, there are many transactions and calculations for which the ultimate tax determination is uncertain. For example, our effective tax rate could be adversely affected by lower than anticipated earnings in markets where we have lower statutory rates and higher than anticipated earnings in markets where we have higher statutory rates, by changes in foreign currency exchange rates or by changes in the relevant tax, accounting and other laws, regulations, principles and interpretations. Any of these factors could adversely affect our business, financial position and results of operations.

We could face uncertain tax liabilities in various jurisdictions in which we operate, which could adversely impact our operating results.

We are subject to the tax laws and policies of each of the countries in which we operate. Since legislation and other laws and regulations (particularly in relation to tax) in emerging markets, such as the markets where we operate, are often undeveloped and the interpretation, application and enforcement of tax laws and policies in emerging market countries is uncertain, there is a risk that we may be unable to determine our taxation obligations with certainty.

We obtain external tax advice from time to time on the application of tax laws to our operations. Due to the aforementioned challenges of interpretation and consistency of application and enforcement, obtaining such advice may be difficult and opinions on the law may differ. The determination of our provision for tax liabilities requires significant judgment and estimation and there are classifications, transactions and calculations where the ultimate tax payable is uncertain.

Our tax exposure and obligations exist in each of the jurisdictions in which we presently operate and may arise in other jurisdictions in the future in the event that we commence operations in such new jurisdictions, either organically or through acquisitions. These risks may increase when we acquire a business, particularly to the extent that there are limitations or restrictions on the scope or nature of the financial, tax and other due diligence investigations that we are able to undertake in connection with the acquisition, or where the vendors withhold material information. Given the nature of our business, we are also exposed to the general changes in digital taxation policy that are happening globally.

From time to time, we establish provisions to account for uncertainties as well as timing and accounting differences in respect of income tax and indirect taxes, including but not limited to in relation to businesses that are acquired by us. While we have established our tax and other provisions using assumptions and estimates that we believe to be reasonable, these provisions may prove insufficient given the risks and uncertainties inherent in the taxation systems in the countries where we operate. Any adverse determinations by a revenue authority in relation to our tax obligations may have an adverse effect on our business, financial condition and results of operations, and may adversely impact our operations in the relevant jurisdiction and our reputation.

We may be or become a passive foreign investment company (“PFIC”), which could result in adverse U.S. federal income tax consequences to U.S. Holders.

If we become a PFIC for any taxable year, or portion thereof, that is included in the holding period of a beneficial owner of our Ordinary Shares that is a U.S. Holder, such U.S. Holder may be subject to certain adverse U.S. federal income tax consequences and may be subject to additional reporting requirements.

Based on our analysis of our income, assets, activities, and market capitalization, we believe that we are not currently expected to be treated as a PFIC for the current taxable year ending on December 31, 2023 or the foreseeable future. However, the facts on which any determination of PFIC status are based may not be known until the close of each taxable year in question, and, in the case of the current taxable year, until as late as the close of two subsequent taxable years. Additionally, there is uncertainty regarding the application of the start-up exception. U.S. Holders are urged to consult their tax advisors regarding the possible application of the PFIC rules to holders of the our Ordinary Shares.

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company

The legal name of the Company is noco-noco Inc. The Company was incorporated as an exempted company limited by shares on December 28, 2022. The Company has been the consolidating entity for purposes of noco-noco’s financial statements since the consummation of the Business Combination on August 25, 2023. The history and development of the Company and the material terms of the Business Combination are set forth in the Form F-4 in the sections entitled “Summary of the Proxy Statement/ Prospectus,” “The Business Combination Proposal,” “Information related to PubCo” and “Description of PubCo Securities,” which are incorporated herein by reference. See “Explanatory Note” in this Report for additional information regarding the Company and the Business Combination. Certain information about the Company is set forth in “Item 4.B — Business Overview” and is incorporated herein by reference. The material terms of the Business Combination are set forth in Item 10 of this Report.

The Company’s registered office is 89 Nexus Way, Camana Bay, Grand Cayman, KY1-9009, Cayman Islands, and its principal executive office is 4 Shenton Way, #04-06 SGX Centre II, Singapore 068807. The Company’s principal website address is www.noco-noco.com. We do not incorporate the information contained on, or accessible through, the Company’s websites into this Report, and you should not consider it a part of this Report. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The SEC’s website is www.sec.gov.

B.	Business Overview

The following discussion reflects the business of noco-noco. Unless the context otherwise requires, all references in this section to the “Company,” “we,” “us,” “our” or “noco-noco” refers collectively to noco-noco Inc. and its subsidiaries.

Overview

We are an early-stage decarbonization solution provider in Asia, aiming to primarily engage in (i) the leasing of battery products, including batteries and BEVs to commercial transportation companies, and of ESS to renewable power plants and other power plants requiring grid stabilization and backup power; and (ii) carbon abatement solutions for landowners and carbon credit sales.

We operate a unique own-and-lease business model where we manufacture, upon our clients’ requests, our battery products through OEMs and lease them to our clients. The own-and-lease business model, as compared to sales of battery products, helps our clients save upfront investment and operation capital expenditure. Under such business model, we also partner with automakers and OEMs to conduct our leasing business in the regions where our partners operate, to protect ourselves from capital, operational, and local regulatory risks.

We rely on our exclusive license-in agreement with 3DOM Alliance to utilize its state-of-the-art intellectual property and technologies to develop and manufacture our own battery products and services. These state-of-the-art technologies enable us to produce batteries that we believe, as compared to conventional batteries, are designed to have a longer lifespan and higher reliability, and be more resistant to high operating temperature and thermal runaways. Our unique position with 3DOM Alliance as the exclusive licensee of its patents and technologies also allows us to take full advantage of the technology advancement that 3DOM Alliance has developed or licensed in through various cooperation and collaboration arrangements with leading universities and professors for our battery products. To scale our business and to improve our productivity, we also entered into several MOUs with our strategic partners, including primarily well-known automakers and battery manufacturers.

In addition, we engage in carbon abatement solutions and carbon credit sales. We work with our landowner clients to reduce their excessive carbon emissions and generate carbon credits. These carbon credits can be sold back to the regulators, or on the secondary market through our network of clients, the revenue generated from which is shared between our landowner clients and us. We sell the carbon credits to companies in need of carbon offsets through our active marketing efforts. We also cross-sell them to our battery business clients to offset carbon emissions from their operations, in addition to leasing them our battery products. As our battery business clients are generally under pressure to decarbonize their business operations, our cross-selling of carbon credits in addition to our leasing business will increase our competitiveness and generate synergies among our product and service offerings.

Leveraging the state-of-the-art technologies of our battery products, our unique own-and-lease business model as well as the cross-selling to our battery business clients of carbon credits gained through our carbon abatement solutions, we believe we are well positioned to capitalize on the global momentum towards electrification of transportation and the global carbon emission reduction goal.

Our Competitive Strengths

We believe the following competitive strengths have contributed to our maturity and will help drive our growth in the future.

State-of-the-art Technologies Enables Highly Reliable and Longer-lasting Battery Products

We license in a series of state-of-the-art patents and technologies from 3DOM Alliance, our majority shareholder, with respect to, among others, battery cascade use, battery management system, battery cell and pack model, and battery units. These technologies enable us to produce batteries that, as compared to conventional batteries, are designed to have a longer lifespan and higher reliability, and be more resistant to high operating temperature and thermal runaways. For example, due to the higher porosity and uniformly spaced 3-dimensional structure of the pores of our separators, ionic conductivity becomes more efficient, thus reducing the formation of dendrites, which are the major source of battery unsafe risks, such as fire, quick deterioration, and poor resilience to high temperatures. Further, with the high porosity, our separators are much more wettable than conventional separators. This enables the use of high-viscosity, low-volatility electrolytes in our batteries, increasing their resistance to fire or degradation from heat and high temperatures. Thus, our batteries can also avoid the rapid deterioration resulting from intense heat conditions, which cause problems to conventional batteries with low-viscosity electrolytes.

In addition, our unique position with 3DOM Alliance as the exclusive licensee of its patents and technologies allows us to take full advantage of the technological advancement that 3DOM Alliance has developed or licensed in through various cooperation and collaboration arrangements with leading universities and professors for our battery products. For example, Professor Kiyoshi Kanamura, a leading Japanese authority in battery research and the chief technology officer of 3DOM Alliance, licensed the exclusive right of his patent “secondary battery separator and lithium secondary battery using the separator” to 3DOM Alliance in October 2011. This critical patent enables 3DOM Alliance to develop, and us to use, manufacture, and lease, our highly-reliable and long-life batteries. 3DOM Alliance also received technical support from a well-known university in Japan for its R&D of highly-reliable and long-life battery separators, supplementing 3DOM Alliance’s R&D capabilities. The cooperation with and support received from leading universities and professors is a recognition of 3DOM Alliance’s R&D capabilities in the battery industry, which enables us to produce highly-reliable and long-life batteries to better serve our clients’ interests.

Unique Own-and-Lease Business Model Makes Our Battery Products Cost-effective

We operate a unique own-and-lease business model where we manufacture upon our clients’ requests, through OEMs, our battery products, including batteries, BEVs and ESS, and lease them to our clients, primarily consisting of commercial transportation companies, renewable energy plants and other power plants requiring grid stabilization and backup power in Asia. Traditionally, it would cost tremendous upfront capital expenditure and operation expenses for companies to purchase the battery products. However, under our own-and-lease business model, our clients only need to lease our battery products without having to purchase them, enabling our clients’ operation of BEVs and renewable energy plants more affordable. In addition, due to the advanced technology licensed-in from 3DOM Alliance, our batteries generally have a lifespan doubling that of conventional batteries, which indicates our batteries generally have approximately 30% to 35% lower price per cycle as compared to conventional batteries. Based on an internal evaluation, our X-SEPA battery with a 1C rate was tested over 4,500 cycles, and by applying the square root law to the test results, was found to be able to continue for 6,000 cycles before decreasing to a state of health (“SOH”) of 60%. A similar battery using a conventional separator, however, can last only 2,800 cycles before decreasing to an SOH of 60%. Evaluations in March 2023 produced more impressive results, with the life of our X-SEPA battery achieving 6,400 cycles at a higher SOH of 70%. Recent evaluations in April 2023 showed that our X-SEPA battery equipped with high temperature-resistant electrolyte was found theoretically possible to achieve approximately 9,000 cycles before decreasing to an SOH of 60%. The longer lifespan of our batteries also entitles our batteries to have two useful lives — our batteries can be used in BEVs for e-motorbikes, e-vans, e-buses, and e-trucks in their first life cycle (typically for lease up to eight years), and then in ESS for renewable power plants and other power plants requiring grid stabilization and backup power in their second life cycle (typically for lease up to ten years). This cascade usage model, with the long-term instalment of lease payments, is expected to help us attract clients whose operation is capital intensive.

As high capital expenditure is a major deterrence to the electrification of the transportation industry and also the transformation from fossil fuel power to renewable power, we believe our own-and-lease business model is essential to accelerate the transitioning from ICE vehicles to BEVs and the universal use of ESS to support and optimize renewable power generation.

Strategic Cooperation and Partnerships with Market Players

We have entered into a series of MOUs with well-known automakers and OEM partners to establish strategic business partnerships, with the ultimate goal of deploying our batteries in certain of their forthcoming battery powered EVs. For example, we have entered into an MOU with a global, leading automobile manufacturer based in China, to jointly develop commercial BEVs equipped with our batteries; an MOU with EV Dynamics (Holdings) Ltd (“EV Dynamics”) to carry out a carbon-free bus leasing business to EV Dynamics’ existing and new clients; and an LOI with B-ON K.K. (“B-ON”) to employ our battery cells for its 3-and 4-wheeled electric light commercial vehicles. We believe the successful joint development of battery technologies as well as the incorporation of our batteries into well-known automakers’ vehicles will enormously expand our business and operations as well as enhance our brand name.

In addition, we intend to cooperate with an e-waste recycling service provider to collect our used batteries to synergize with our carbon abatement solution business.

Carbon Abatement and Credit Generation Capability Add Value to Our Leasing Business

We assist our clients, primarily landowners of forests, mangrove, bushland or land of similar kinds, to reduce their carbon emissions or absorb carbon, and earn carbon credits generated from the carbon abatement projects. Specifically, we plan methodologies of reducing and/or removing carbon emissions while creating revenue by operating a general carbon credit account, procuring carbon credits through submission to regulators, and securing subsequent buyers for sales of carbon credits, leveraging our information technology, science and mapping capabilities. We typically form a joint venture or partnership with our clients to carry out the carbon abatement projects. When certain requirements and criteria of carbon emissions are met, our clients can apply for carbon credits from government-introduced regulators. These carbon credits can be sold back to these regulators, or on the secondary market through our network of clients, revenue generated from which is shared according to a pre-agreed ratio between our landowner clients and us.

In addition, leveraging our carbon credits generation capability, we are able to cross-sell the carbon credits generated through our carbon abatement projects to our battery product clients, who are keen to reduce their carbon emissions generated during their operations. As these clients are typically under pressure to decarbonize their business operations, our cross-selling of carbon credits in addition to our leasing business we believe will increase our competitiveness and generate synergies among our product and service offerings. In particular, with our carbon credit generation capability, we are able to provide leasing services and carbon credit sales in a bundle, on the one hand, helping our battery product clients to offset the carbon emissions generated by their operations, and on the other hand, improving our clients’ stickiness and generating additional profits. The synergies between our two business segments earn us both preference by our clients and strategic cooperation opportunities. For example, B-ON entered into an LOI with us, intending to cooperate on commercial car lease with available carbon credits. As zero carbon has become a global goal and international tradability of carbon credits has become available and popular, we believe we are well positioned to potentially reap substantial returns from the synergies and cross-selling between our battery business and carbon credits business.

Experienced Management and Synergy with 3DOM Alliance

We are led and influenced by an experienced CEO, Mr. Masataka Matsumura, who is deeply rooted in the battery industry. Mr. Matsumura’s deep business insights have driven the sustainable development of our strategic business direction. His strategic vision and thorough understanding of the battery industry helps us make crucial business decisions based on market trends and development.

Since our inception, we have received strong support from, and achieved great synergy with, our majority shareholder, 3DOM Alliance. 3DOM Alliance is a forerunner in the R&D of battery technologies, including battery separators and lithium-ion batteries, which has been named as an innovation project by the New Energy and Industrial Technology Development Organization for two consecutive years. Benefiting from the market recognition of the “3DOM” brand, we believe we are well positioned to promote our service offerings among our clients and differentiate ourselves from our competitors.

Our Decarbonization Solutions

We are an early-stage decarbonization solution provider in Asia, aiming to primarily engage in (i) the leasing of battery products, including batteries and BEVs to commercial transportation companies, and of ESS to renewable power plants and other power plants requiring grid stabilization and backup power; and (ii) carbon abatement solutions for landowners and carbon credit sales.

Own-and-Lease of Battery Products

We operate a unique own-and-lease business model where we manufacture, upon our clients’ requests, our battery products through OEMs, including batteries, BEVs and ESS, and lease them to our clients, primarily consisting of commercial transportation companies, renewable energy plants and other power plants requiring grid stabilization and backup power in Asia. Traditionally, it would cost tremendous upfront capital expenditure and operation expenses for companies to purchase the battery products. However, under our own-and-lease business model, our clients only need to lease our battery products without having to purchase them, enabling operation of BEVs and renewable energy plants more affordable. Alternatively, our clients are also able to place orders to customize their battery products with specific specifications using the licensed-in X-SEPA separator technology. See “— Our Pipeline Products and Services — X-SEPA Separator.” We expect to generate revenue from our leasing business of battery products during the second quarter of 2024.

Leasing of Batteries and BEVs

We plan to partner with automakers and manufacturers to conduct our leasing business of batteries and BEVs. We plan to cooperate with automakers as OEMs to produce BEV bodies upon orders placed by our clients to satisfy their demand. We also plan to engage battery manufacturers as OEMs for the mass manufacturing of our highly reliable and long-life batteries, which will be applied to our BEVs. Our BEVs are expected to be leased to our clients at a cost-effective rate to attract more clients and achieve our competitiveness among our competitors. These BEVs may include e-buses, e-vans, e-trucks, e-motorbikes, and last-mile delivery vehicles. We expect to focus our operations in the Southeast Asia and South Asia, including Thailand, the Philippines, Indonesia, India, and Singapore. In addition, we plan to leverage our in-house battery management system (“BMS”) integrated with data process and mesh networking technologies to optimize energy usage of our battery products and to develop intelligent batteries.

Leasing of ESS

We plan to lease our ESS incorporating our highly reliable and long-life batteries to power producers, including renewable energy plants and other power plants requiring grid stabilization and backup power. We also expect to provide key technological solutions to help resolve battery-related issues in our clients’ energy storage process. With our highly reliable and long-life batteries and systems that can monitor battery conditions and allocate batteries for primary or secondary use, we believe our clients will be able to lower the costs of their energy storage solutions. In addition, we plan to explore together with our clients on opportunities to apply our batteries to a broader coverage of energy storage, including developing battery systems for the electrification of commercial vessels, and using battery tankers to transport energy from offshore farms to onshore ones.

Carbon Abatement Solutions and Carbon Credit Sales

We provide our carbon abatement solutions to help our clients reduce their excessive carbon emissions and generate carbon credits. Specifically, we plan methodologies of reducing and/or removing carbon emissions while creating revenue by operating a general carbon credit account, procuring carbon credits through submission to regulators, and securing subsequent buyers for sales of carbon credits, leveraging our information technology, science and mapping capabilities. We typically form a joint venture or a partnership with our landowner clients to carry out the carbon abatement projects. See “— Key Terms of Carbon Abatement Project Agreement” for more details regarding the arrangements of our carbon abatement projects.

We undertake extensive geography survey mapping to create an overlay of the potential target areas, and identify existing and new activities in land, vegetation, crops and others to analyze their carbon abatement potentials. By using carbon-based feasibility studies, geo-fencing and land analysis, we map the farming enterprise and calculate the current emissions. For example, we conduct on-ground site measurements combined with satellite mapping to mark the area that can be covered under subsequent applications, and assess the current status of the vegetation and carbon capture and prepare a roadmap for future development of the area to further enhance the carbon absorption potential. Thus, we can project the reduction in emissions based on each modeled, recommended change from the initial farm carbon deficit to increase value for the project by creating new registerable carbon credits. Initial set up costs, including mapping and feasibility study costs, are disbursed by the landowners. Subsequently, we prepare an application for each carbon abatement project with the relevant government regulators, which identifies the specific land and provides extensive mapping data. Upon the submission of the application, the regulators will determine the value of the carbon abatement projects based on the application material and allocate a certain amount of carbon credits based on the mapping, type, volume and lifetime of the land.

Our carbon abatement projects primarily include carbon farming projects, deforestation avoidance projects, and rural afforestation projects. Carbon farming projects use farming in a way that reduces greenhouse gas emissions or captures and holds carbon in vegetation and soils. We provide consultancy and assistance to landowners while working cohesively to set up and commence carbon farming activities to reduce carbon emission and earn carbon credits. For deforestation avoidance projects, we work with landowners to promote agricultural planning and production that avoids tree-clearing, advocating stronger biodiversity to protect rural habitat. In parallel, we campaign for a halt to deforestation across the Asia-Pacific. A reforestation and afforestation project involves planting trees in agricultural areas. In doing so, the project helps to reduce the amount of greenhouse gas entering the atmosphere, as carbon stock remains stored in the trees while they grow.

We also execute for our clients the sales of their carbon credits generated during the process of carbon abatement projects. When certain requirements and criteria of carbon emissions are met, our clients can apply for carbon credits from government-introduced regulators. These criteria include definitive action plans to re-afforest the land tracts, conversion of methane generated from livestock in the farms into an alternative energy sources, and implementing a consisting clearing and pruning of grassland farms to avoid savannah burning from dry grass, to name a few. The carbon credits can be sold back to the regulators, or on the secondary market through our network of clients, revenue generated from which is shared according to a pre-agreed ratio between our landowner clients and us. We sell the carbon credits to companies in need of carbon offsets through our active marketing efforts. We also cross-sell these carbon credits to our battery product clients, in addition to leasing them our battery products.

Our business of carbon abatement solutions and carbon credit sales currently primarily operates in Australia and PNG, and expects to expand into Indonesia, the Philippines, and Fiji in the future. According to the relevant laws and regulations in Australia and PNG, no specific license is required to conduct the business

Australia

In Australia, we offer carbon abatement projects using a variety of agricultural methods that sequester atmospheric carbon in soil, crop vegetation, and biomass. Our solutions include storing carbon in their soils, planting native trees and shrubs, managing stock to allow native forest to regrow, beef herd improvement, and reducing nitrous oxide emissions from irrigated crops. With these carbon-neutral effects, we can assist these landowners to set up ERF projects and apply for ACCUs. The ACCUs can be used by landowners to offset their carbon emissions, are tradable in the secondary markets, and can be sold back to the CER, the authority that administers the ERF which supplies ACCUs.

ERF Projects

We submit for individual carbon project on the ERF government portal for approvals of issuance of an ERF carbon contract or credits. We are entitled to conduct carbon abatement projects on the sites within Australia and PNG and can claim carbon credits for emission abatement achieved by such projects.

Carbon credits are issued upon acceptance of the carbon abatement project by the CER. We are responsible for facilitating the processes of auditable reports, carbon project registrations, carbon abatement contracts and other display information required for the issuance, marketing, auditing, and accounting of carbon credits through the Australian National Registry of Emissions Units for auction or re-sale in the carbon market.

We can sell the carbon credits to third parties via auction or direct sales in the carbon market. We can use the Carbon Market Institute Carbon Marketplace for auction of the carbon credits, or sell the carbon credits directly to third parties through our worldwide network that are under pressure to reduce carbon emission for direct sales. As of the date of this Report, we had contracted and submitted six carbon abatement projects to the CER, totaling 91,520 million hectares and are estimated to produce around 1.37 million ACCUs.

PNG

The carbon market in PNG operates differently to that of the Australia as a result of minimal regulatory frameworks in place. There are voluntary carbon schemes and governmental schemes in PNG, which are agreements negotiated directly with landowners with little governmental intervention.

Following the 26th United Nations Climate Change Conference of Parties in Glasgow (COP 26), Australia, Fiji and PNG have collaborated to generate high-integrity carbon offsets in the Indo-Pacific market by virtue of the Indo-Pacific Carbon Offsets Scheme. See “— Government Regulations.”

As of the date of this Report, we have contracted to deliver over 30 carbon abatement projects in PNG, totaling 5.3 million hectares and are estimated to produce around 159 million tons PNG carbon credits. In addition, as of the same date, we had successfully submitted 11 of these carbon abatement projects, totaling 4.3 million hectares and producing around 128 million carbon credits.

Key Terms of Carbon Abatement Project Agreement

We typically form a joint venture or a partnership with our landowner clients to carry out the carbon abatement projects in Australia and PNG, the key terms of which are set out below:

Purpose of the joint venture or partnership. The parties form a joint venture or a partnership to combine expertise, management and property resources to support reduction of emissions and produce additional revenue for our clients through the issue of carbon credits for sale on the domestic and international markets.

Service term and renewal. The agreement typically remains in full force and effect from its date up to 2030 (the “Initial Term”). Upon the expiration of the Initial Term, the agreement shall be automatically renewed each time for a successive five-year period until 2050, subject to either party’s prior written notice of termination before the expiration of the Initial Term or any renewed term.

Our services. We provide geo-survey services and map all carbon sequestration capabilities of our clients for the purposes of identifying all carbon abatement capabilities of any existing pastured land, vegetation, crops, mangrove, forests or grasslands that may exist on land provided by the clients and to be managed by us. In particular, our services include carbon-based feasibility studies, geo-fencing and analysis of the land for the identification of carbon emissions and submission of contracts and other governmental documents for the issue of carbon credits.

Regulatory submission and approval. As the carbon abatement manager and registration agent, we manage the regulatory submission process as well as domestic and international sales and marketing of the carbon credits derived from the carbon abatement projects. In particular, we provide and operate an online portal with the CER, and provide access to government audits and carbon credit certificate issues on account. The government typically issues a valid carbon credit certificate upon an approved carbon project contract within 90 days of submission.

Sales of carbon. We sell the carbon credits to third party companies via auction or direct sales in domestic markets, or in international markets through our commercial relationships abroad.

Distribution of carbon credit sales revenue. The net proceeds, after deduction of operating expenses and disbursements, are split between the parties at a pre-agreed percentage. Typically, 20% to 60% of the net proceeds will be distributed to us with the rest 40% to 80% distributed to our clients and project officers (if any) as a whole.

Payment schedule. Our landowners clients and we agree to a guaranteed base price set for an initial term. We arrange to make payments within three working days of the initial deposit made by the government or from international exchange market or direct sales buyers. When profits generated from the carbon abatement projects exceed the base price by a pre-agreed percentage, our clients will receive additional payment.

Exclusivity. Due to the specialized nature of the carbon abatement industry and the longevity of our participation in the project, the agreement is entered into on an exclusive basis.

Confidentiality. Neither party is entitled to disclose any confidential information relating to the other party’s business to any person or entity without the express written consent of the affected party, except as required by law.

Termination. Either party may terminate the agreements by prior written notice to the other party at least 30 days before (but in no case more than 60 days before) the expiration of the Initial Term or any renewed term. At any time, the agreement may also be terminated by mutual written consent of the parties. When the agreement expires or terminates, all parties’ obligations under the agreement with respect to the operation and administration of the joint venture shall be immediately terminated.

Our Pipeline Products and Services

Our primary pipeline products include (i) X-SEPA separator and (ii) lithium manganese iron phosphate (LMFP) cathode.

X-SEPA Separator

Our batteries equipped with X-SEPA separator, developed by 3DOM Alliance after eight years of research and development, is more reliable and longer-lasting compared with conventional batteries, due to our X-SEPA separator’s high and uniformed porosity, high liquid absorption, and high heat resistance. Below is the illustrative picture of the structure of our batteries using X-SEPA separators:

Our X-SEPA separator has the unique advantage of high and uniform porosity, which is the key to high ionic conductivity, resulting in long battery lifespan and the avoidance of dendrite formation, which is the main cause of fire and explosions and fast battery deterioration. X-SEPA separator is capable of having more than 70% porosity, compared to around 40% porosity for conventional separators. Conventional separators are made through a uniaxial stretching method, which can only produce irregularly shaped and randomly distributed pores by tearing. In our case, we are able to produce, through 3DOM Alliance, pores that are uniformed and with high density through unique manufacturing process using polyimide precursor with beads and put through a process of drying and detachment, imidization and thermal removal of the beads, hence creating pores that are regular in shape and evenly distributed. Below is the illustrative picture showing the different production methods between a general-purpose PP separator and our X-SEPA separator:

The unique methodology of producing X-SEPA separators enables us to offer customized separators with pre-specified pore sizes and density, which helps achieve desired battery performance parameters. Furthermore, through a 3-layer die configuration, we are now able to offer separators with 3 layers with the middle layer being of low porosity and the two outer layers of high porosity. The middle layer can provide strength to the overall separator, whilst the outer layers of high porosity can increase the lifespan and make possible high C charge/discharge rates for the battery without causing damage and deterioration. Below is the illustrative picture of the structure of our X-SEPA separators:

In addition, X-SEPA separator has a high wettability due to its high and uniform porosity. This enables us to use high viscosity electrolytes, which are non-volatile and can prevent explosion. Such electrolytes, which have up to 30 times more viscosity than conventional electrolytes, are also less prone to evaporation at high temperatures, and thus can enhance battery performance. A 25mAh nickel manganese cobalt (NMC) battery, with non-volatile electrolyte and using X-SEPA separator, can last 600 cycles to the point when capacity retention drops to 60% at a temperature of 60 degrees Celsius and at 0.5C charge/discharge rate. A similar battery without X-SEPA separator can last only 370 cycles in the same condition. X-SEPA separator is hence essential for producing batteries which can withstand very high operating temperature conditions without fast deterioration of battery function.

Furthermore, our batteries, with the X-SEPA separator fitted in, are found to be high heat resistant, have high reliability in abnormal conditions and a near doubling of lifespan of other batteries. Capacity retention of our battery with X-SEPA separator only falls to 60% after 7,300 cycles, at an operating temperature of 25 degrees Celsius and a 1C rate, whereas a battery without X-SEPA separator drops to 60% retention after 3,300 cycles in the same condition. If the operating temperature goes up to 45 degrees Celsius, our battery falls to 60% retention after 3,600 cycles whilst the other can last only 1,450 cycles. Nail penetration testing on the battery cell with a conventional separator had resulted in thermal runaway and venting, corresponding to European Council for Automotive R&D (“EUCAR”) hazard level 4, while testing on the battery cell equipped with our X-SEPA separator did not result in thermal runaway and produced no smoke or flame, corresponding to EUCAR hazard level 2.

The high uniform porosity of X-SEPA separator also makes it highly suitable for lithium-metal anode, solid-electrolyte batteries. A lithium-metal anode battery sample was developed and tested in July 2020, with successful achievement of 200 cycles for 400Wh/kg energy density. We expect the mass production of single layer separator to begin in the second quarter of 2024, and 3-layer samples have been provided for client testing since February 2023. Mass manufacturing of 3-layer separator is targeted to commence in the fourth quarter of 2024. The manufacturing of X-SEPA separators is expected to be carried out by 3DOM Alliance and OEMs.

Below is a diagram showing the differences between conventional batteries and our batteries using X-SEPA separators:

Lithium Manganese Iron Phosphate (LMFP) Cathode

Lithium iron phosphate (LFP) batteries are increasingly used in place of nickel cobalt aluminum (NCA) and nickel manganese cobalt (NMC) batteries which are more expensive, but LFP batteries have the disadvantage of lower energy density. In 2014, 3DOM Alliance developed a battery using a cathode fabricated with lithium-manganese-iron-phosphate (LMFP), which has more energy density and cost less, as compared with LFP batteries. Our LMFP batteries developed by 3DOM Alliance have about 30% higher energy density than LFP batteries and a lifespan of about 6,000 cycles compared to 3,000 cycles for third party LFP batteries. Although the average cost of our LMFP batteries is higher than that of the LFP batteries, due to the much longer lifespan, cost of our LMFP batteries per cycle is about 35% lower. We expect to commence commercialization of the LMFP cathode in the second quarter of 2024.

Relationship with 3DOM Alliance

3DOM Alliance is our majority shareholder which engages in the R&D of various battery technologies. The history of 3DOM Alliance can be traced back to 2011 when the patent of “secondary battery separator and lithium secondary battery using the separator” was granted by Japan Patent Office to Professor Kiyoshi Kanamura, and subsequently licensed exclusively to 3DOM Technology Inc., the predecessor of 3DOM Alliance. During 2015 to 2017, 3DOM Alliance was among the list of technology innovation projects and enjoyed a series of governmental and university support. In 2018, 3DOM Alliance began making samples of solid-state batteries, and later in the following year, delivered the first supply of batteries using its proprietary battery technology to a BEV maker. In 2019, 3DOM Alliance also began the development of application for ESS. In 2020, 3DOM Alliance installed a small-scale production line for its separator X-SEPA, producing lithium-metal anode battery samples for testing.

We entered into an exclusive, irrevocable license-in agreement with 3DOM Alliance, on November 22, 2022, enabling us to manufacture our battery products with 3DOM Alliance’s cutting-edge technologies. Pursuant to our agreement, 3DOM Alliance granted us certain of its proprietary and licensed-in patents and other intellectual properties, as well as confidential know-how and other information, relating to, among others, battery cascade use, battery management system, battery cell and pack module, leasing with carbon credit, business model task distribution equipment, battery unit, electronic equipment control equipment communication terminals and electronic equipment, degradation-based billing prediction, and degradation-based billing forecasting (“3DOM IP Rights”).

Key Terms of the License-in Agreement

Below set out the key terms of the license-in agreement entered by 3DOM Alliance and us:

Term: The term of the license-in agreement is perpetual, unless terminated upon default, or upon bankruptcy or insolvency.

Grant of license: 3DOM Alliance grants us a worldwide, exclusive, irrevocable license on 3DOM IP Rights to make, import, export, use, or sell products which incorporates or is the result of the licensed 3DOM IP Rights (“Licensed Product”).

Technical assistance: 3DOM Alliance shall provide technical assistance for us to utilize 3DOM IP Rights.

Right of first refusal: We have the right of first refusal to enter into negotiations to license in any further intellectual properties from 3DOM Alliance that it owns or acquires, when 3DOM Alliance intends to license out its intellectual properties.

Exclusivity: 3DOM Alliance shall not practice or grant to any third parties any license to practice the 3DOM IP Rights within the scope of the license granted to us perpetually.

Royalties: We are obligated to pay 3DOM Alliance royalties quarterly within sixty (60) days after the end of each quarter, equal to three percent (3%) of the gross profit generated using each of 3DOM IP Rights. The royalty rate can be revised by mutual written consent. After the first anniversary of the effective date of the license-in agreement, either party shall have the right to negotiate to adjust the royalty rate annually.

Termination: Either party can terminate the license-in agreement when the other party fails to pay any amounts when due with a thirty (30) days’ written notice, or when the other party fails to perform any obligation and fails to cure within the sixty (60) days notice period. Upon the occurrence of any aforementioned event of default, the non-defaulting party shall deliver to the defaulting party a written notice of intent to terminate, such termination shall be effective upon the date set forth in such notice. 3DOM Alliance may also terminate the license-in agreement with a written notice upon our bankruptcy or insolvency.

Assignment: Any and all assignments of the license-in agreement or any granted rights by us are void, except for assigning (i) to any of our affiliates, or (ii) as expressly permitted under the agreement.

Upfront payment: We are obligated to pay a one-off, refundable upfront payment of $30 million licensing fee to 3DOM Alliance. Such upfront payment shall be credited against any royalties under the agreement such that the amount of the upfront payment shall be deducted from the royalties when due and payable. In the event that the upfront payment has any remaining amount after the last deduction from the royalties at the end of a five-year period from the last instalment of the upfront payment, the remaining unutilized amount shall be refunded to us at our request. Pursuant to a supplemental agreement to the license-in agreement dated May 10, 2023 (the “Supplemental Agreement”), the upfront payment shall be payable over a series of instalments after the consummation of the Business Combination, in such amounts and pursuant to such repayment schedule as may be agreed between 3DOM Alliance and us. Both parties shall negotiate the installment plan in good faith, taking into consideration our working capital needs as well as our liquidity and available capital resources after the consummation of the Business Combination.

Obligations related to commercialization: We shall be responsible for obtaining all necessary governmental approvals for exercising the intellectual property rights under the license-in agreement, including the development, manufacture, distribution, sale and use of any Licensed Product, at our expense, including, without limitation, any safety studies. We shall have sole responsibility for any warning labels, packaging and instructions as to the use of Licensed Products and for the quality control for any Licensed Product. 3DOM Alliance agrees to provide reasonable assistance to our company, including through the provision of 3DOM’s know-hows, with regard to obtaining said approval, exercising the intellectual property rights, and conducting quality control. With regard to commercializing 3DOM IP Rights, we shall regularly coordinate and consult with 3DOM Alliance in developing and implementing our business plans for the earlier of the following periods: the first three years after the execution of the license-in agreement or upon the reasonable determination by 3DOM Alliance that such coordination and consultation is no longer necessary.

Royalty-free license to improvements: We shall own all the rights of the improvements to the Licensed Products it creates (the “Improvements”) to the extent that such Improvements are not contained within the scope of 3DOM IP Rights. We granted to 3DOM Alliance a non-exclusive, royalty-free license of the Improvements, strictly for 3DOM Alliance’s non-commercial research purposes, without limitation as to time or geographic area, with the right for 3DOM Alliance to sublicense to other non-profit institutions for their non-commercial research purposes.

Government funding: Our rights and obligations under the license are subject to change due to 3DOM Alliance’s obligations in connection with any funding or other support from an interested government.

Government Regulations

Singapore

Regulations on Environmental Protection and Resource Sustainability

The import, storage, usage, dealing and disposal of batteries in Singapore are regulated under several legislation in Singapore, including but not limited to the Environmental Protection and Management Act 1999 of Singapore (the “EPMA”) and the Environmental Public Health Act 1987 of Singapore (the “EPHA”), both of which and their respective subsidiary legislation are administered by the National Environmental Agency of Singapore (the “NEA”).

Under the EPMA, the importation of certain specified hazardous substances requires a license prior to doing so. The storage, use of and dealing with such hazardous substances must also be carried out in a manner that protects the health and safety of all persons as well as the environment. While our batteries do not contain any hazardous substances that are regulated under the licensing regime under the EPMA, we will continue to monitor for any manufacturing changes and battery developments in the future and will apply for such licensing as may be required.

Further, the disposal of obsolete and/or spent batteries and other constituent chemical waste products (collectively, “Battery Waste”) are regulated under the EPMA, the EPHA and the Resource Sustainability Act 2019 of Singapore (the “RSA”). Under the EPMA, we are not permitted to discharge or cause to be discharged Battery Waste and other polluting matters into any drain or land without the written permission of the NEA. In addition under the EPHA, we must store Battery Waste in a proper and efficient manner so as not to create a nuisance or to cause any risk, harm or injury to persons or is likely to pollute the environment, and must dispose of Battery Waste at authorized disposal facilities. The RSA also specifically provides that Battery Waste must be disposed via a waste collector or e-waste recycler that are each licensed under the EPHA.

Regulations on Workplace Safety and Health

The Workplace Safety and Health Act 2006 of Singapore (the “WSHA”) and its subsidiary legislation regulates the safety, health and welfare of persons at work in workplaces. It applies to all workplaces in Singapore (save for certain exemptions), and generally requires employers, occupiers and other stakeholders to uphold certain safety, health and welfare standards.

Under the WSHA, we are obliged to take reasonably practicable measures to ensure the safety and health of our employees, contractors, and direct or indirect subcontractors at work, including but not limited to maintaining facilities and arrangements for their welfare at work, adequate safety measures for machinery and equipment, and ensuring that such persons are not exposed to hazards in the processing, storage, transport and/or disposal of things at the occupied premises. We are required to maintain safety and health management systems, as well as continual monitoring for compliance. Additionally, we are required to take reasonably practicable measures to ensure that any access and/or egress points to the premises occupied by us (such as storage facilities), and all machinery, equipment or substance kept at the premises, are safe and pose no risks to the health of all persons within those premises.

Regulations on Fire Safety

The Fire Safety Act 1993 of Singapore (the “FSA”) regulates the arrangements for fire safety, fire hazards and fire prevention in premises located in Singapore. Because some of our batteries contain lithium compounds and other flammable materials, we may be required under the FSA to obtain a license for the importation and/or transport of our batteries, as well as the storage of the batteries at storage facilities. Waste products generated from the Property that are deemed as flammable material must also be disposed in accordance with the storage license granted by the relevant authorities. We will apply for such license, if required, at a later time when such batteries are imported and/or transported in Singapore.

Australia

The Australian Federal Government established the CER by virtue of the Clean Energy Regulator Act 2011 and Carbon Credits (Carbon Farming Initiative) Act 2011. The CER is the regulatory authority responsible for the determination of rules in relation to carbon abatement, administration of the ERF and engaging in government purchasing of emissions reduction. The carbon abatement project is solely governed by the Australian Federal Government.

The ERF was established by virtue of the Carbon Credits (Carbon Farming Initiative) Act 2011 and the Carbon Credits (Carbon Farming Initiative) Rule 2015. The CER administers the ERF by way of funding registered ACCUs. Registered proprietors of land and registered proponents are able to create value by exploiting existing land, reducing their carbon emissions or removing and storing carbon in vegetation and/or soil.

Eligible projects may earn one ACCU for every ton of emissions reduced, avoided, removed or stored.

The CER is the primary market for ACCU sales. Carbon credits can be sold to government contracts or via secondary market, which includes private speculation, private carbon commitments or to other proponents for their respective projects. There is currently no exchange for carbon credits to be traded. Australia is introducing the Australian Carbon Exchange (“ACE”) which will facilitate the purchase, sale and settlement of ACCUs. Whether the ACE will integrate with international markets is yet to be determined.

ACCUs are purchased and sold via the Australian National Registry of Emission Units (“ANREU”) with each unit being recorded on the registry. The ANREU is governed by the Australian National Registry of Emissions Units Act 2011 and the Australian National Registry of Emissions Units Regulations 2011.

The registry monitors credits owned, transferred for income, cancelled or relinquished. Each registered proponent under the CER is required to be registered with the ANREU. Upon a successful application to the CER, the credits will be issued to the registered proponents registry account and be available for trading.

Australia is a party to the Indo-Pacific Carbon Offsets Scheme, which allows for credits obtained via carbon abatement projects to be openly traded between companies in the private sector.

PNG

The current state of the laws and regulations regarding carbon credits and a carbon market in PNG is in a development phase and as such, lawmakers are having difficulties with forming the appropriate regulatory bodies and framework to ensure compliance with the Paris Agreement and its own constitution. The current regulation being Climate Change (Management) (Carbon Market) Regulation 2022 covers the rights to the carbon stored in PNG’s forests.

PNG currently has no compliant carbon market established. Given the developmental phase of the carbon market industry in PNG, there is a lack of legislation, policy framework and administrative agreements to participate domestically and internationally. PNG has created development authorization bodies to facilitate climate issues, inclusive of a carbon market. Currently, there is a moratorium on voluntary carbon contracts in PNG, due to further regulations being developed. Once the regulations are finalized, the voluntary carbon market will resume.

PNG is a party to the Indo-Pacific Carbon Offsets Scheme, which allows for credits obtained via carbon abatement projects to be openly traded between companies in the private sector.

Intellectual Property and Technology

All of our current intellectual properties and technologies are exclusively licensed in from our majority shareholder, 3DOM Alliance, pursuant to a license-in agreement dated November 22, 2022. See “— Relationship with 3DOM Alliance” for more details.

These licensed-in intellectual property rights include five registered patent in Japan, the United States and South Korea. We also have 42 patents under application, five of which are under Patent Cooperation Treaty (“PCT”) application, with the remaining 37 patents under application in Japan, Singapore, European Patent Office, China, the United States, South Korea, Thailand and Taiwan. The licensed-in intellectual property rights also include four registered trademarks in Japan, two registered trademarks in Singapore, one trademark under application in Japan, one trademark under application in Singapore, and two trademarks under application in India. Our licensed intellectual property rights and technologies are mainly for battery cascade use, battery management system, battery cell and pack module, leasing with carbon credit, battery unit, degradation-based billing prediction, and degradation-based billing forecasting.

We protect our know-how, trade secrets and other confidential business information of any type by requiring our contractors, clients and others who develop intellectual property (including confidential information) in the course of their work for us.

Customers

We currently do not have any customers as we have yet to commercialize our leasing services and other services. Our business primarily targets commercial transportation companies as well as renewable power plants and other power plants requiring grid-stabilization and backup power, that have environmental concerns, sustainability goals, and zero-emission mission. Based on our estimates of the market conditions and our operation status, we expect to commence our leasing business in the second quarter of 2024.

Current clients of our carbon abatement solutions business are primarily landowners in Australia and PNG.

Competition

Battery and Energy Storage Industry

The battery and energy storage industry is highly competitive, and new regulatory requirements for vehicle emissions, technological advances, and shifting customer demands are causing the industry to evolve towards zero-emission solutions. We believe that the primary competitive factors in the market include, but are not limited to:

•	total cost of ownership (“TCO”);

•	safety, reliability and quality;

•	gravimetric and volumetric energy density;

•	product performance and uptime;

•	charging characteristics;

•	technological innovation;

•	comprehensive solution from a single provider;

•	ease of integration; and

•	service options.

Similar to traditional OEMs in the passenger vehicle market, incumbent commercial transportation OEMs are burdened with legacy systems and the need to generate sufficient return on existing infrastructure, which has created a reluctance to embrace new zero-emission drivetrain technology. This reluctance creates opportunity for us and has allowed us to gain a significant head start against our competition. We believe the global push for lower emissions combined with vast technological improvements in fuel cell and battery-electric powertrain technologies have awakened well-established battery technology companies and vehicle manufacturers to begin investing in zero-emission transportation. We expect an accelerating transition from ICE vehicle to BEVs in the commercial transportation sector in the next three years.

Our key competitors are leading battery technology companies. Our batteries have various advantageous features, including heat resistance, higher energy density, high charge rates, high discharge rates, long lifespan and improved reliability, which are suited for different needs and operating conditions and we believe will increase our market shares. For more details, see “— Our Competitive Strengths” and “— Sales and Marketing.”

Carbon Abatement Solutions and Carbon Credit Market

In addition, we are also generating and providing carbon credits to companies who are under the pressure to decarbonize their business operations, such as logistics companies. See “— Carbon Abatement Solutions and Carbon Credit Sales” and “— Our Market Opportunities — The approaching deadlines for carbon emission reduction goal bring opportunities for the carbon credits market” for more details.

Partnerships

We are currently in negotiation to formalize several strategical partnerships, mainly with automakers and battery manufacturers, to seek for more mutually beneficial business opportunities.

EV Dynamics

On November 14, 2022, we entered into an MOU (“JV MOU”) with EV Dynamics and its Japan subsidiary (“Japan Dynamics”), which will expire on November 13, 2023 unless earlier terminated by mutual consent, to establish a joint venture in the Philippines for the purpose of carrying out a carbon-free bus leasing business to EV Dynamics’ existing clients and other new clients. Pursuant to the JV MOU, we will contribute 70% and Japan Dynamics will contribute 30%, respectively, of the total initial investments to set up and operate the joint venture. As of the date of the Report, EV Dynamics and we are working together to seek a suitable local partner in the Philippines for setting up the joint venture.

B-ON

We entered into an LOI with B-ON, an electric light commercial vehicles and fleet electrification service provider headquartered in Japan, on November 18, 2022. We aim to collaborate on a wide array of battery and energy businesses, including the sales of vehicles, battery cells, commercial car lease with offsetting carbon credits, fleet management and telematics, and charging and energy management. Possible business cooperation models include (i) B-ON will supply us their 4-wheeled and 3-wheeled EVs and will explore technological possibilities to employ our battery cell for their products; and (ii) we will offer carbon credits to B-ON and B-ON will license us the fleet management solutions and software for charging and energy management. As of the date of this Report, we are developing partnering plans with B-ON to engage in leasing of 3-and 4-wheeler EVs in Indonesia, Philippines and Thailand.

TES B

We entered into an MOU with TES B Pte Ltd (“TES B”), a battery recycling facility located in Singapore, on October 27, 2022. TES B intends to offer e-waste recycling service for our batteries. In addition, we aim to explore potential collaboration with respect to jointly develop repurposing and reuse program, and the integration of energy storage systems. The MOU will expire on October 26, 2023, unless earlier terminated by written agreement or by at least ten (10) business days’ prior written notice by either party to the other party.

A Plastic Product Manufacturer

We entered into an MOU with a Taiwanese company which principally engages in the manufacture and sales of plastic products, electronic products and polyester products, and 3DOM Alliance on January 1, 2022. By signing this MOU, we aim to form various arrangements including, among others, (i) the plastic product manufacturer to supply us with its battery materials for the mass production of our batteries and separators; (ii) to collaborate with third parties for the supply and development of battery materials towards the manufacturing of battery cells; (ii) to jointly develop a battery cell incorporating both parties’ technologies; (iv) to develop and commercialize business models based upon the primary and secondary usage of batteries; and (v) to collaborate in mass production of 3DOM separator. The current MOU has been extended to December 31, 2023, unless earlier terminated by mutual agreement or by thirty (30) days’ prior written notice by either party to the other party.

An Energy Solution Company

We entered into an LOI with a well-known energy solution company headquartered in South Korea on September 15, 2022. By signing this LOI, we intend to engage with such company for the supply of its battery packs for our carbon neutral battery lease services. In addition, we also intend to source charging and swap stations from such company and/or engage it for the production of our battery cells and packs.

Assemble Point

We entered into an MOU with 3DOM Alliance and Assemblepoint Co. Ltd. (“Assemble Point”), a Japanese EV maker, on December 28, 2022. By signing this MOU, we aim to jointly develop electric mini buses and batteries for such electric mini buses, and jointly provide battery-related services and carbon-free leasing services in the Philippines. The MOU will expire on December 27, 2023 and can be renewed by written agreement, unless earlier terminated (i) by the non-defaulting party upon the violation of the MOU without timely correction or (ii) by either party in the event of the commencement of insolvency proceedings against the other party.

Kyushu Sanko Bus

We entered into an MOU with Kyushu Sanko Bus Co. Ltd., Sanko Bus Co. Ltd., and Kyushu Sanko Auto Service Co. Ltd. (collectively, “Kyushu Sanko Bus”), a bus operators in Japan, Freet Co. Ltd. and BINEX Inc. on December 20, 2022. By signing this MOU, we aim to provide carbon credits and leasing services along with carbon credits for the decarbonization of Kyushu Sanko buses operating in Kyushu region of Japan. We intend to conduct a proof of conduct on a fuel cell bus in 2025. The MOU will expire on December 19, 2023 and can be renewed by written agreement, unless earlier terminated (i) by the non-defaulting party upon the violation of the MOU without timely correction or (ii) by either party in the event of the commencement of insolvency proceedings against the other party.

Suppliers and Manufacturing

Our suppliers consist primarily of (i) raw battery material suppliers and (ii) OEMs that manufacture separators, battery cells and packs, and BEVs. We are in the process of establishing business relationships with several OEM automakers and vendors of battery materials. In addition to purchasing products from our suppliers, we plan to establish collaborative partnerships with them, particular those OEMs. We also plan to work closely with suppliers to jointly develop advanced battery materials to create battery cells.

Sales and Marketing

Equipped with the licensed-in technology and deep understanding of the Southeast Asia and South Asia markets, we take an insight-driven, strategic approach to our go-to-market strategy. Sales activities will be generally carried out by our full-time employees in our business development department. We are also establishing strategic partnerships with various automakers to have our batteries incorporated into their vehicles in order to capture more attention in the market.

We customize different marketing strategies for different customer types or regions, based on factors that are peculiar to their specific requirements for batteries. For example, we develop and market batteries with high viscosity electrolyte, in order to supply batteries that are highly reliable and enduring in regions where high operating temperature is an issue. For applications requiring high torque batteries, such as drones and sports cars, we adopt the X-SEPA multi-layer separators to develop high C discharge rate batteries that will not deteriorate. For the ESS market, we strategically focus on developing long-life batteries that can last up to 6,000 cycles to reduce our clients’ costs. With respect to our business of carbon abatement solutions and carbon credit sales, we secure contracts with more landowners by offering a higher percentage share of the revenue generated from carbon credit sales. In addition, we also demonstrate expertise, industry knowledge, high standards of integrity and strong relationship with the regulators.

The head of our business development team works in close consultation with our chief product officer and chief strategy officer to develop effective strategies to market our products and services to potential customers and collaborative or joint venture partners. In particular, we place a high priority on our decarbonization life cycle assessment, which we believe will help us to win more market share of the BEV and ESS market globally in the long run. Our chief operation officer is also working with the business development team to ensure that marketing and communications efforts and programs undertaken are consistent and provide meaningful assistance.

We plan to have an effective after-sales service policy in place once we begin our battery leasing business. We plan to bear the maintenance and repair costs of our batteries and our leased BEVs and ESS. To avoid disruption to our clients’ operations caused by the defects of our batteries, a spare inventory is maintained in order to replace the malfunctioning BEVs or ESS quickly.

Research and Development

We do not operate or have any R&D department. Our success depends in part on the innovative and advanced technologies generated by 3DOM Alliance’s R&D department.

The primary areas of focus for 3 DOM Alliance’s R&D include, but are not limited to, X-SEPA multi-layer separators for high torque batteries, large lithium-ion battery prototypes, next-generation lithium metal anode, solid electrolyte rechargeable batteries, and phosphoric acid fuel cells (PAFC). 3DOM Alliance undertakes significant testing and validation of the battery products before supplying to us in order to meet our internal quality control standards and the demands of our clients.

Environmental Matters

We recognize that large-scale global adoption of lithium-ion batteries will require cost-effective recycling processes. Accordingly, we focus on the use of the X-SEPA battery separator, which can double the lifespan of traditional batteries, so that our battery packs can have a “second life” as refurbished batteries or for use in stationary storage application.

We also are forming a collaboration with TES B for the e-waste recycling, repurposing and reusing of our lithium-ion batteries. TES B is the first battery recycling facility in Southeast Asia which has the daily capacity to recycle up to 14 tons or the equivalent of 280,000 lithium-ion smartphone batteries.

In addition, our carbon abatement solutions business can help us reduce the carbon emission we generated in the process of our operations. We will use the carbon credit we earn during our carbon abatement projects to offset our own carbon emission. We believe our technologies, collaboration with waste recycling leaders, as well as our carbon abatement solutions business will help us contribute more to making a better environment.

Data Services and Protection

Data Services

Our own-and-lease business model provides an opportunity for us to accumulate a tremendous amount of raw data. We plan to build a data infrastructure by storing, managing and analyzing our data assets. This data infrastructure is expected to produce meaningful data on battery usage and behavior for the purpose of developing increasingly efficient batteries, as well as process data for intelligent and optimized transportation. We plan to utilize our smart battery infrastructure to provide data services along with our leasing services.

Data Protection

We have established data access rights for each department and data file, and have appointed a management personnel to control such data access rights. While we have yet to establish a data protection policy, an information security committee have been set up to look into the following:

•

the establishment of information management rules and guidelines, such as manner of classification of confidential information, establishment of confidential information storage locations, and documentation of intangible assets;

•	establishing and strengthening information security infrastructure; and

•	providing information security education for company personnel.

C.	Organizational Structure

Upon consummation of the Business Combination, noco-noco Pte. Ltd., PNAC and New SubCo became wholly-owned subsidiaries of the Company. The following diagram depicts a simplified organizational structure of the Company as of the date hereof. These subsidiaries are also set forth in Exhibit 8.1 to this Report.

Name	Jurisdiction	% of Ownership Interest Held by the Company
Australia Pty Ltd.	Australia	100%

*

Other subsidiaries of the Company, including PNAC, have been omitted because, in the aggregate, they would not be a “significant subsidiary” as defined in rule 1-02(w) of Regulation S-X as of the completion of the Business Combination.

D.	Property, Plants and Equipment

Our property, plants and equipment are held through noco-noco. Information regarding our property, plants and equipment is set forth in the Form F-4 in the sections entitled “noco-noco’s Business — Company Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of noco-noco — Property and equipment,” which are incorporated herein by reference.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	Operating Results

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this Report. This discussion contains forward-looking statements that involve risks and uncertainties about our business and operations. Our actual results and the timing of selected events may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those we describe under “Item 3. Key Information — D. Risk Factors” and elsewhere in this Report.

Recent Developments

Recent events impacting our business are as follows:

Business Combination

We consummated the Business Combination on August 25, 2023. Our Ordinary Shares and Warrants commenced trading on the Nasdaq on August 25, 2023, under the symbols “NCNC” and “NCNCW”, respectively.

Key Factors Affecting Our Business

As a pre-commercialization stage company, we believe that our performance and future success depend on several factors that present significant opportunities for us but also pose significant risks and challenges, including those discussed below and in the section titled “Item 3. Key Information — D. Risk Factors” in this Report.

Continued Development and Upgrade of Our Battery Products

We license in a series of state-of-the-art patents and know-how technologies from 3DOM Alliance, our majority shareholder, with respect to, among others, battery cascade use, battery management system, battery cell and pack model, and battery units. For details of our licensing-in arrangement with 3DOM Alliance, see the section entitled “Item 4. Business Overview — Relationship with 3DOM Alliance” in this Report. These licensed-in technologies enable us to produce batteries that we believe, as compared to conventional batteries, are designed to have a longer lifespan and higher reliability, and be more resistant to high operating temperature and thermal runaways. Therefore, our ability to produce state-of-the-art battery products and achieve profitability in our leasing services depends, in part, on the continued innovation of the technologies licensed-in from 3DOM Alliance.

Partnering with Industry-Leading Automakers and Manufacturers

We have entered into several MOUs with our strategic partners, including well-known automakers and battery manufacturers, for potential business collaborations and formation of strategic joint ventures. See the section entitled “Item 4. Business Overview — Partnerships” in this Report. We believe that our battery products will experience swift market adoption due to our strategic partnerships with these automakers and manufacturers. We plan to collaborate with other automakers and OEMs to expedite such adoption and increase market acceptance of our battery products over time.

Our ability to procure new contracts with landowners

The key factor driving the demand for carbon credits is the global push towards decarbonization, driven by governmental and supra national bodies, such as the United Nations. As more and more nations start to adopt or even accelerate the setting of standards for compliance towards zero carbon emissions, the demand for carbon credits is anticipated to surge. Carbon credit prices have been in an uptrend since 2007 and, aside from minor short-term fluctuations, are likely to continue the long-term uptrend. This will mean higher earnings from our carbon credit sales. Therefore, our ability to procure and sign new contracts with landowners to increase credits generations is highly dependent on our reputation and expertise in this industry. As such, our business is subject to adverse events which may cause damage, whether real or perceived, to our reputation. For more information, see the section entitled “Item 3. Key Information — Risk Factors — Risks Related to Our Business and Industry” in this Report.

Competition

The battery and BEV market is fast-growing, competitive and driven by the innovation of both large companies and emerging entrants like us. We acknowledge that the existing market players and other emerging entrants may have greater resources to invest in advancing their technologies, access to more potential customers, or strategic relationships with OEMs (or other third parties) that may give them a competitive edge. We further acknowledge that these disparities, where they exist, have the potential to harm our business, results of operations or financial condition.

Capital Needs

We have incurred net loss and negative cash flows from operations for the six months ended December 31, 2022 and 2021, and for the years ended June 30, 2022 and 2021, respectively. Assuming we experience no significant delays in the commercialization of our business, we believe that our cash resources are sufficient to fund our marketing activities and manufacturing of battery products through OEMs. For more information, see “— Liquidity and Capital Resources.”

Government Regulatory and Compliance

There are government regulations pertaining to battery safety, transportation of batteries, use of batteries in vehicles, product liabilities and disposal of hazardous materials. We will ultimately have to comply with these regulations to lease our battery products. In addition, changes in national or global regulations may affect the demand for credits or our ability to generate credits. Hence, we are constantly keeping abreast of current or potential changes in regulations, and where possible, engage with the regulators in order to understand or anticipate potential headwinds that may affect our business. See the section entitled “Item 3. Key Information — Risk Factors — Risks Related to Our Business and Industry” in this Report for the risks that may affect our business, and “— Government Regulations” for details of the regulations that are applicable to our business operations.

Basis of Presentation

Our financial statements have been prepared in conformity with U.S. GAAP in U.S. dollars. For more information about our basis of presentation, refer to Note 3 to our accompanying unaudited consolidated financial statements as of and for the six months ended December 31, 2022 and 2021 and the audited financial statements as of and for the years ended June 30, 2022 and 2021.

Significant Accounting Policies and Estimates

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand and demand deposit with banks, which are unrestricted as to withdrawal and use, and which have original maturities of three months or less when purchased.

Inventories

Inventories, consisting of finished goods, are primarily accounted for using the first-in-first-out method of accounting. Inventories are measured at the lower of cost and net realizable value. Cost consists of the price purchase stock and we estimate the net realizable value of inventories based on an assessment of expected sales prices. Demand levels and pricing competition could change from time to time. If such factors result in an adverse effect on our products, we might be required to reduce the value of its inventories.

Deposit, Upfront Payment and Other Receivables

Security deposits paid for office lease are accounted for as deposit. Amounts paid in advance for future expenses are accounted for as prepaid expenses. Goods and service tax refunds and collection of proceed from sales of batteries to business partner are accounted for as other receivables.

Property and equipment

Property and equipment are stated at cost, less accumulated depreciation. Expenditures for additions, major renewals and betterments are capitalized and expenditures for maintenance and repairs are charged to expense as incurred.

Depreciation is computed using the straight-line method over the estimated useful lives of the related capitalized assets. The estimated useful lives are as follows:

Useful lives
Office equipment	5 years

Other Current Liabilities

Other current liabilities are liabilities for goods and services provided to us prior to the end of the financial year which are unpaid. They are classified as current liabilities if payment is due within one year or less. If not, they are presented as non-current liabilities.

Leases

We have entered into operating lease agreements primarily for office. We determine if an arrangement is a lease at inception. For all classes of underlying assets, we elect not to recognize right of use assets or lease liabilities when a lease has a lease term of 12 months or less at the commencement date and does not include an option to purchase the underlying asset that we are reasonably certain to exercise.

Operating lease assets and liabilities are recognized at the present value of the future lease payments at the lease commencement date. The interest rate used to determine the present value of the future lease payments is our incremental borrowing rate, because the interest rate implicit in most of our leases is not readily determinable. Our incremental borrowing rate is estimated to approximate the interest rate on a collateralized basis with similar terms and payments, and in economic environments where the leased asset is located. Operating lease assets also include any prepaid lease payments and lease incentives. Our lease terms include periods under options to extend or terminate the lease when it is reasonably certain that we will exercise that option. We generally use the base, non-cancellable, lease term when determining the lease assets and liabilities. Operating lease expense is recognized on a straight-line basis over the lease term.

Recent Accounting Pronouncements

In June 2016, the Financial Accounting Standards Board (the “FASB”) issued Accounting Standard Update No. 2016-13, Financial Instruments — Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments. This standard requires a financial asset (or group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial asset(s) to present the net carrying value at the amount expected to be collected on the financial asset. This standard became effective to us on January 1, 2023. We are currently evaluating the impact the adoption of this ASU will have on our consolidated financial statements.

In December 2019, the FASB issued Accounting Standard Update No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes (ASU 2019-12), which simplifies the accounting for income taxes. This guidance became effective for entities for the fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020 on a prospective basis, with early adoption permitted. We adopted the new standard effective January 1, 2021 and the adoption of this guidance did not have a material impact on our financial statements.

We do not expect any other recently issued accounting standards to have a material impact on our financial position, results of operations or cash flows when they become effective.

Components of Results of Operations

We are an early-stage growth company in the pre-commercialization stage of development. We have not generated any revenue from sales to customers, and our historical results may not be indicative of our future results for reasons that may be difficult to anticipate. Our ability in the future to generate revenue sufficient to achieve profitability will depend largely on the successful development of our battery products as well as the commercialization of our own-and-lease business model and our carbon abatement solution business. Accordingly, the drivers of our future financial results, as well as the components of such results, may not be comparable to our historical results of operations.

Operating expenses

Our operating expenses consist of R&D cost, and selling, general and administrative expenses. Our R&D expenses are primarily attributable to our engagement of a system integrator to carry out R&D work for residential energy storage systems. Our selling, general and administrative expenses consist primarily of directors’ remuneration, payroll and related cost, expenses incurred for depreciation of office equipment, and costs incurred for outside contractor and professional service fees, audit and compliance expenses, legal, accounting and other advisory services. For the six months ended December 31, 2022 and 2021, we incurred total operating expenses of $1.2 million and $0.6 million, respectively. For the years ended June 30, 2022 and 2021, we incurred total operating expenses of $1.1 million and $0.7 million, respectively.

We are rapidly expanding our personnel headcount, in anticipation of planning for and supporting our growth and operating as a public company. Accordingly, we expect our selling, general and administrative expenses to increase significantly in the near term and for the foreseeable future. Upon commencement of commercial operations, we also expect to incur customer and sales support and advertising expenses.

Other income/(expense)

Other income/(expense) comprises of (i) other income, including a one-off sale of batteries to a business partner and COVID-19 government grant, (ii) other expense, including costs incurred from the one-off sale of batteries, and (iii) foreign exchange gain. For the six months ended December 31, 2022 and 2021, we generated total other income of $35,046 and $8,365, respectively. For the years ended June 30, 2022 and 2021, we generated total other income of $11,828 and $50,435, respectively.

Results of Operations

The following table sets forth a summary of our results of operations for the periods indicated.

	For the Six Months Ended December 31,		For the Years Ended June 30,
	2022 Unaudited	2021 Unaudited	2022	2021
Operating expenses:
	—	—	137,412	4,948
Selling, general and administrative expenses	1,189,696	611,193	951,239	717,298

Total operating expenses	1,189,696	611,193	1,088,651	722,246

Loss from operations	(1,189,696)	(611,193)	(1,088,651)	(722,246)
Other income/(expense):
Other income	26,987	8,365	11,792	65,434
Other expense	(257)	—	—	(14,999)
Foreign exchange gain	8,315	—	36	—

Total other income	35,045	8,365	11,828	50,435

Net loss	$(1,154,651)	$(602,828)	$(1,076,823)	$(671,811)

Comparison of Six Months Ended December 31, 2022 and 2021

Operating expenses. Total operating expenses increased by 94.7% to $1.2 million for the six months ended December 31, 2022 from $0.6 million for the six months ended December 31, 2021. The increase was primarily due to (i) an increase in selling, general and administrative expenses of $578,503, which was primarily attributable to an increase in payroll and related cost associated with the hiring of new employees.

Other income/(expense). Total other income increased by 319% to $35,046 for the six months ended December 31, 2022 from $8,365 for the six months ended December 31, 2021. Such increase was primarily because (i) we received more government working labor relief of $26,987, and (ii) exchanges gains of S$8,315.

Comparison of Years Ended June 30, 2022 and 2021

Operating expenses. Total operating expenses increased by 50.7% to $1.1 million for the year ended June 30, 2022 from $0.7 million for the year ended June 30, 2021. The increase was primarily due to (i) an increase in selling, general and administrative expenses of $233,941, which was primarily attributable to an increase in payroll and related cost associated with the hiring of new employees and partially offset by a decrease in professional fees and a decrease in directors’ remuneration, and (ii) an increase in R&D cost of $132,464 which was due to the progressive development of a prototype of a residential energy storage system.

Other income/(expense). Total other income decreased by 76.5% to $11,828 for the year ended June 30, 2022 from $50,435 for the year ended June 30, 2021. Such decrease was primarily because (i) we generated other income from a one-off sales of batteries to a business partner of $17,046, and (ii) we received a COVID-19 related rental waiver of $33,249, both of which were recognized for the year ended June 30, 2021 but not for the year ended June 30, 2022, and partially offset by (iii) other expense of $14,999 which consisted of the costs incurred from the one-off sale of batteries.

Net loss. As a result of the foregoing, our net loss increased by 91.5% to $1.1 million for the six months ended December 31, 2022 from $0.6 million for the six months ended December 31, 2021. Our net loss increased by 60.3% to $1.1 million for the year ended June 30, 2022 from $0.7 million for the year ended June 30, 2021.

Liquidity and Capital Resources

Historically, our principal sources of liquidity have been financing transactions with investors and loans from our majority shareholder that have provided us with the necessary funds to support our business activities. As of June 30, 2022, we had raised approximately $1.5 million of funding through the issuance of ordinary shares. On August 1, 2020, we issued a promissory note with 3DOM Alliance (the “Note”). The Note provides for borrowings upon our request, on one or more occasions, up to an aggregate of principal amount of S$8.0 million ($5.8 million). No interest shall accrue to any loans under the Note. As of the date of this Report, we had drawn down an aggregate amount of S$4.83 million ($3.59 million).

On November 22, 2022, we entered into an exclusive, irrevocable license-in agreement with 3DOM Alliance, pursuant to which we are obligated to pay a one-off, refundable upfront payment of $30 million licensing fee to 3DOM Alliance. In addition, we shall pay quarterly royalties equal to three percent (3%) of the gross profit generated using each of 3DOM IP Rights granted to us, including its proprietary and licensed-in patents and other intellectual property, as well as confidential yet critical know-how and other information. Such upfront payment shall be credited against any royalties under the agreement such that the amount of the upfront payment shall be deducted from the royalties when due and payable. In the event that the upfront payment has any remaining amount after the last deduction from the royalties at the end of a five-year period from the last instalment of the upfront payment, the remaining unutilized amount shall be refunded to us at our request. Pursuant to a supplemental agreement to the license-in agreement dated May 10, 2023 (the “Supplemental Agreement”), the upfront payment shall be payable over a series of instalments after the consummation of the Business Combination, in such amounts and pursuant to such repayment schedule as may be agreed between 3DOM Alliance and us. Both parties shall negotiate the installment plan in good faith, taking into consideration our working capital needs as well as our liquidity and available capital resources after the consummation of the Business Combination. As a result, we do not expect that the $30 million upfront payment will have a material impact on our liquidity and capital resources before or after the consummation of the Business Combination. As of the date of this Report, we had not paid any upfront payments to 3DOM Alliance yet. See “noco-noco’s Business — Relationship with 3DOM Alliance” and “Certain Relationships and Related Person Transactions — noco-noco and Pubco Relationships and Related Party Transactions — License-in Agreement.”

As of December 31, 2022, we had cash and cash equivalents of $21,449. Our cash and cash equivalents are primarily denominated in Singapore dollars as well as in local currencies of our Priority Markets. We have yet to generate any revenue from our business operations, and we have not achieved profitable operations or positive cash flows from our operations since inception. Our accumulated deficit aggregated $3.5 million as of December 31, 2022 and we expect to incur substantial losses in future periods. As an early-stage growth company in the pre-commercialization stage of development, the net loss we have incurred since inception are consistent with our strategy and budget.

We plan to finance our operations with a combination of proceeds from the Business Combination, capital from investors and shareholders, and if required in the future, loans from financial institutions, as well as anticipated future revenue from our service offerings. Our ability to successfully develop our products, commence commercial operations and expand our business will depend on many factors, including our working capital needs, the availability of equity and/or debt financing and, over time, our ability to generate positive cash flows from operations. We believe that our cash on hand following the Business Combination will be sufficient to meet our working capital and capital expenditure requirements for a period of at least 12 months from the date of this filing.

As a result of the capital-intensive nature of our business, we expect to sustain substantial operating expenses, without generating sufficient revenues, to cover expenditures for a number of years. Over time, we expect that we will need to raise additional funds through a variety of possible methods, including, but not limited to, entry into joint ventures or other strategic arrangements, the issuance of equity, equity-related or debt securities or through obtaining credit from financial institutions. These funds are expected to finance our principal sources of liquidity and ongoing operating expenses. If we were to require additional funding or otherwise determined it was beneficial to seek additional sources of financing or enter into other arrangements as described above, we believe that our debt-free balance sheet would enable us to access financing on reasonable terms. However, there can be no assurance that such additional capital would be available on attractive terms, if at all, when needed, which could be dilutive to stockholders. We may be forced to decrease our level of investment in product development or scale back our operations. Furthermore, the cost of debt could be higher than anticipated. There can also be no assurance that positive cash flow from operations can be achieved or sustained. See “Item 3. Key Information — Risk Factors — Risks Related to Our Business and Industry — We may need to raise additional funds and these funds may not be available to us when we need them. If we cannot raise additional funds when we need them, our business, prospects, financial condition and operating results could be negatively affected.”

Working Capital/(Deficit)

	As of December 31,
	2022	2021	Changes	%
Current assets	$517,075	$219,398	$297,677	135.7%
Current liabilities	1,877,603	692,027	1,185,576	171.3%

Working capital deficit	$(1,360,528)	$(472,629)	$(887,899)	187.9%

Our cash and cash equivalents amounted $214,449 and $114,922 as of December 31, 2022 and 2021, respectively.

	As of June 30,
	2022	2021	Changes	%
Current assets	$183,889	$278,334	$(94,445)	(33.9)%
Current liabilities	1,024,244	1,714,765	(690,521)	(40.3)%

Working capital deficit	$(840,355)	$(1,436,431)	$596,075	(41.5)%

Our cash and cash equivalents amounted $81,626 and $31,690 as of June 30, 2022 and 2021, respectively.

As of December 31, 2022, we had total liabilities of $2.0 million, consisting of accruals and other payable of $27,266, amount due to shareholders of $1.7 million, current portion of operating lease liabilities of $169,334 and the non-current portion of operating lease liabilities of $124,918. As of June 30, 2022, we had total liabilities of $1.0 million, consisting of accruals and other payable of $13,227, amount due to shareholders of $1.0 million and current portion of operating lease liabilities of $36,385.

As of December 31, 2021, we had total liabilities of $0.7 million, which included accruals and other payable of $127,839, amount due to shareholders $0.4 million, and current portion operating lease liabilities of $0.1 million. As of June 30, 2021, we had total liabilities of $1.7 million, which included accruals and other payable of $9,856, amount due to shareholders $1.5 million, current portion operating lease liabilities of $0.2 million and the non-current portion of operating lease liabilities of $36,779.

As of December 31, 2022, we had a working capital deficiency of $1.4 million compared with a working capital deficiency of $0.5 million as of December 31, 2021. The increase in the working capital deficiency was primarily due to cash advances of $1.5 million. As of June 30, 2022, we had a working capital deficiency of $0.8 million compared with a working capital deficiency of $1.4 million as of June 30, 2021.

The decrease in the working capital deficiency was primarily due to shareholder conversion of debt of $1.5 million into ordinary shares on October 22, 2021.

Cash Flows

The following table summarizes our cash flow data for the six months ended December 31, 2022 and 2021.

	For the Six Months Ended December 31,
	2022	2021	Changes	%
Cash used in operating activities	$(1,341,533)	$(284,800)	(1,056,733)	371.0%
Cash used in investing activities	(5,735)	(1,229)	(4,506)	366.7%
ash generated from financing activities	1,496,657	398,222	1,098,435	275.8%
Increase/(decrease) in cash and cash equivalents	149,389	112,193	37,196	33.2%

	Year Ended June 30,
	2022	2021	Changes	%
Cash used in operating activities	$(805,177)	$(723,307)	(81,870)	11.3%
Cash used in investing activities	(3,888)	—	(3,888)	N/A

	Year Ended June 30,
	2022	2021	Changes	%
Cash generated from financing activities	873,066	689,781	183,285	26.6%
Increase/(decrease) in cash and cash equivalents	64,001	(33,526)	97,528	290.1%

Cash used in operating activities

Net cash used in operating activities for the six months ended December 31, 2022 was $1.3 million, while our net loss for the same year was $1.1 million. The difference was primarily due to (i) adjustments for non-cash items including depreciation expense of $2,222, disposal of asset of $257, and changes in working capital including (ii) an increase in deposits & upfront payments of $200,363, partially offset by (iii) an increase in operating lease liabilities of $3,037, and (iv) an increase in accruals and other payables of $14,039. Net cash used in operating activities for the year ended June 30, 2022 was $0.8 million, while our net loss for the same year was $1.1 million. The difference was primarily due to (i) adjustments for non-cash items including depreciation expense of $3,447, and changes in working capital including (ii) a decrease in inventory of $163,259, (iii) an increase in accruals and other payables of $121,253, and (iv) an increase in operating lease liabilities of $2,565, partially offset by (v) an increase in deposit, upfront payments and other receivables of $18,878.

Net cash used in operating activities for the six months ended December 31, 2021 was $0.3 million, while our net loss for the same year was $0.6 million. The difference was primarily due to changes in working capital including (i) an increase in inventory of $163,259, (ii) an increase in accruals and other payables of $173,137, and (iii) an increase in operating lease liabilities of $1,038, partially offset by (iv) an increase in deposit and upfront payments of $163,259, and (v) adjustments for non-cash items including depreciation expense of $1,685. Net cash used in operating activities for the year ended June 30, 2021 was $0.72 million, while our net loss for the same year was $0.67 million. The difference was primarily due to changes in working capital including (i) an increase in inventory of $163,259, (ii) an increase in deposit, upfront payments and other receivables of $22,957, and (iii) a decrease in operating lease liabilities of $10,163, partially offset by (iv) an increase in accruals and other payables of $141,725, and (v) adjustments for non-cash items including depreciation expense of $3,158.

Cash used in investing activities

Net cash used in investing activities for the six months ended December 31, 2022 and 2021 was $5,735 and $1,229, primarily comprising of purchase of computers, respectively. cash used in investing activities for the year ended June 30, 2022 was $3,888, primarily comprising of purchase of computers.

We did not have any investing activities for the year ended June 30, 2021.

Cash generated from financing activities

Net cash generated from financing activities primarily consisted of advances from 3DOM Alliance, amounting to $1.5 million and $0.4 million for the six months ended December 31, 2022 and 2021, respectively. Net cash generated from financing activities primarily consisted of advances from 3DOM Alliance, amounting to $0.9 million and $0.7 million for the years ended June 30, 2022 and 2021, respectively.

Capital Expenditures

Our capital expenditures amounted to $5,735 and $1,229 for the six months ended December 31, 2022 and 2021, respectively. Our capital expenditures amounted to $3,888 for the year ended June 30, 2022. These capital expenditures primarily related to the purchase of computers. These capital expenditures primarily related to the purchase of computers. We expect to continue to make capital expenditures to meet the expected growth in scale of our business and expect that cash generated from our cash and cash equivalents following the Business Combination and cash from operating activities and financing activities may be used to meet our capital expenditure needs in the foreseeable future.

Off-Balance Sheet Commitments and Arrangements

As of December 31, 2022, we did not have any off-balance sheet arrangements, as defined in the rules and regulations of the SEC, that have or are reasonably likely to have a current or future effect on our financial condition, changes in our financial condition, revenue, or expenses, results of operations, liquidity, capital expenditures, or capital resources that are material to investors.

Emerging Growth Company Status

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of reduced reporting requirements that are otherwise applicable to public companies. Section 107 of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies are required to comply with those standards. The JOBS Act also exempts us from having to provide an auditor attestation of internal control over financial reporting under Sarbanes-Oxley Act Section 404(b).

Holding Company Structure

noco-noco Inc. is a limited liability company incorporated in the Cayman Islands on December 28, 2022 with no material operations of its own. We currently conduct our operations primarily through our subsidiaries. As a result, our ability to pay dividends primarily depends upon dividends paid by our subsidiaries. If our existing subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The Company’s directors and executive officers upon the consummation of the Business Combination are set forth in the Form F-4 in the section entitled “Management of PubCo Following the Business Combination,” which are incorporated herein by reference.

B.	Compensation

Information pertaining to the compensation of the Company’s directors and executive officers is set forth in the Form F-4 in the section entitled “Management of PubCo Following the Business Combination — Employment Agreements and Indemnification Agreements,” which is incorporated herein by reference.

C.	Board Practices

Information pertaining to the Company’s board practices is set forth in the Form F-4 in the section entitled “Management of PubCo Following the Business Combination — Committees of the Board of Directors,” which is incorporated herein by reference.

D.	Employees

Following and as a result of the contemplation of the Business Combination, the business of the Company is conducted through noco-noco Inc.

As of June 30, 2022, we had eight employees based primarily in Singapore, all of which were full-time employees. A majority of our employees are engaged in business development, operations, finance, and administration. None of our employees is either represented by a labor union or subject to a collective bargaining agreement. We enter into non-competition, non-solicitation and confidentiality agreements or service agreement or employment agreement that contains non-competition, non-solicitation and confidentiality clauses with our employees

E.	Share Ownership

Ownership of the Company’s shares by its directors and executive officers upon consummation of the Business Combination is set forth in Item 7.A of this Report.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth information regarding the beneficial ownership of Ordinary Shares as of the date hereof by:

•	each person known by us to be the beneficial owner of more than 5% of Ordinary Shares;

•	each of our directors and executive officers; and

•	all our directors and executive officers as a group.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if that person possesses sole or shared voting or investment power over that security. A person is also deemed to be a beneficial owner of securities that person has a right to acquire within 60 days including, without limitation, through the exercise of any option, warrant or other right or the conversion of any other security. Such securities, however, are deemed to be outstanding only for the purpose of computing the percentage beneficial ownership of that person but are not deemed to be outstanding for the purpose of computing the percentage beneficial ownership of any other person. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities.

As of the date of this Report, there are 132,436,440 Ordinary Shares issued and outstanding.

Unless otherwise indicated, we believe that all persons named in the table below have sole voting and investment power with respect to all shares of voting shares beneficially owned by them.

	Ordinary Shares Beneficially Owned Immediately After Closing of the Business Combination
Name of Beneficial Owner	Ordinary Shares	% of Total Ordinary Shares
Directors and Executive Officers(1)
Masataka Matsumura(2)	100,250,116	75.7
Mari Matsushita	—	—
Yuta Akakuma	—	—
Yoshinori Kurahashi	—	—
Tatsuo Mori	—	—
Timothy Lai Wah Teo	—	—
Heizo Takenaka	—	—
Jean-Francois Raymond Roger Minier	—	—
All executive officers and directors as a group (eight individuals)	100,250,116	75.7
5.0% Shareholders
3DOM Alliance(3)	90,918,596	68.7
Future Science Research(4)	9,331,520	7.0

(1)	The business address for the directors and executive officers of the Company will be 4 Shenton Way, #04-06 SGX Centre II, Singapore 068807.

(2)	Represents shares beneficially owned by Mr. Masataka Matsumura through 3DOM Alliance and Future Science Research.
(3)

Consists of 90,918,596 Ordinary Shares directly held by 3DOM Alliance, a company incorporated under the laws of Japan, which is the majority shareholder of the Company. Mr. Masataka Matsumura is the largest shareholder of 3DOM Alliance, who holds 50.3% its equity interests, as well as the Chief Executive Officer and a Director of the Company.

(4)	Consists of 9,331,520 Ordinary Shares directly held by Future Science Research, a company incorporated under the laws of Japan, which is wholly owned by Mr. Masataka Matsumura.

We have experienced significant changes in the percentage ownership held by major shareholders as a result of the Business Combination. Prior to the consummation of the Business Combination, the sole shareholder of our Company is Dongfeng Wang, the Chief Executive Officer and Chairman of PNAC.

B.	Related Party Transactions

Information pertaining to the Company’s related party transactions is set forth in the Form F-4 in the section entitled “Certain Relationships and Related Person Transactions — noco-noco and PubCo Relationships and Related Party Transactions,” which is incorporated herein by reference.

C.	Interests of Experts and Counsel

None.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

Financial Statements

Consolidated financial statements have been filed as part of this Report. See Item 18 “Financial Statements.”

Legal Proceedings

From time to time, we may become involved in additional legal proceedings arising in the ordinary course of its business. We are currently involved in a civil litigation in Singapore relating to an alleged breach of a share swap agreement, pursuant to which, subject to certain condition precedents by the claimant, we would engage in a share swap (the “Share Swap”) with the claimant where we will hold 24% of the claimant’s total equity interests and the claimant would hold 8% (the “Minority Interests”) of our total equity interests. In the litigation, the claimant alleges that we have substantially breached the contract by not performing the Share Swap, and demands, inter alia, that the court orders specific performance of the Share Swap. As the share swap agreement has lapsed with the claimant failing to satisfy certain condition precedents to complete the Share Swap as provided thereunder, we believe the litigation lacks merit and we have submitted an application to strike out the claim. In any case, given that the litigation only concerns the Minority Interests, our management is of the view that the outcome of the litigation would not materially affect our business. Notwithstanding the foregoing, we are currently not a party to any legal proceedings the outcome of which, if determined adversely to us, would individually or in the aggregate have a material adverse effect on our business, financial condition, and results of operations.

Dividend Policy

The Company’s policy on dividend distributions is set forth in the Form F-4 in the section entitled “Price Range of Securities and Dividends — Dividend Policy,” which is incorporated herein by reference.

B.	Significant Changes

Except as disclosed elsewhere in this Report, we have not experienced any significant changes since June 30, 2023.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

Our Ordinary Shares and Warrants are listed on Nasdaq under the symbols “NCNC” and “NCNCW,” respectively. Holders of Ordinary Shares and Warrants should obtain current market quotations for their securities. There can be no assurance that our Ordinary Shares and/or Warrants will remain listed on Nasdaq. If we fail to comply with the Nasdaq listing requirements, our Ordinary Shares and/or Warrants could be delisted from Nasdaq. A delisting of our Ordinary Shares will likely restrict the liquidity of our Ordinary Shares and could inhibit or restrict our ability to raise additional financing, among other things.

B.	Plan of Distribution

Not applicable.

C.	Markets

Our Ordinary Shares and Warrants are listed on Nasdaq under the symbols “NCNC” and “NCNCW,” respectively.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

As of the date of this Report, subsequent to the closing of the Business Combination, there were 132,436,440 Ordinary Shares that were outstanding and issued.

B.	Memorandum and Articles of Association

The articles of association of the Company effective as of August 25, 2023 are filed as part of this Report.

The description of the articles of association of the Company set forth in the Form F-4 in the section entitled “Description of PubCo Securities” is incorporated herein by reference.

C.	Material Contracts

Material Contracts Relating to the Company’s Operations

Information pertaining to the Company’s material contracts is set forth in the Form F-4, in the sections entitled “Information Related to PubCo,” “Risk Factors — Risks Relating to noco-noco’s Business and Industry,” and “Certain Relationships and Related Person Transactions,” each of which is incorporated herein by reference.

Material Contracts Relating to the Business Combination

Business Combination Agreement

The description of the Business Combination Agreement in set forth in the Form F-4 in the section entitled “The Business Combination Proposal — The Business Combination Agreement,” which is incorporated herein by reference.

Related Agreements

The description of the material provisions of certain additional agreements entered into or to be entered into pursuant to the Business Combination Agreement is set forth in the Form F-4 in the section entitled “The Business Combination Proposal — Related Agreements,” which is incorporated herein by reference.

D.	Exchange Controls

There are no governmental laws, decrees, regulations or other legislation in the Cayman Islands that may affect the import or export of capital, including the availability of cash and cash equivalents for use by the Company, or that may affect the remittance of dividends, interest, or other payments by the Company to non-resident holders of its ordinary shares, assuming the absence of applicable United Nations sanctions as implemented or otherwise adopted under the laws of the Cayman Islands. There is no limitation imposed by laws of Cayman Islands or in the Company’s articles of association on the right of non-residents to hold or vote shares.”

E.	Taxation

Information pertaining to tax considerations is set forth in the Form F-4 in the section entitled “Material Tax Considerations,” which is incorporated herein by reference.

F.	Dividends and Paying Agents

Information regarding the Company’s policy on dividends is set forth in the Form F-4 in the section entitled “Price Range of Securities and Dividends — Dividend Policy,” which is incorporated herein by reference. The Company has not identified a paying agent.

G.	Statement by Experts

The financial statements of noco-noco Pte. Ltd. as of and for the years ended June 30, 2022 and 2021, incorporated in this Shell Company Report on Form 20-F by reference to the Form F-4 have been so incorporated in reliance on the report of Marcum Asia CPAs LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The financial statements for PNAC as of December 31, 2022 and 2021, for year ended December 31, 2022, and for the period from February 25, 2021 (inception) to December 31, 2021, incorporated in this Shell Company Report on Form 20-F by reference to the Form F-4 have been so incorporated by reference in reliance on the report of UHY LLP, an independent registered public accounting firm, given on the authority of such firm as an expert in accounting and auditing.

H.	Documents on Display

We are subject to certain of the informational filing requirements of the Exchange Act. Since we are a “foreign private issuer,” we are exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act, with respect to their purchase and sale of our shares. In addition, we are not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we are required to file with the SEC an annual report on Form 20-F containing financial statements audited by an independent accounting firm. We may, but are not required, to furnish to the SEC, on Form 6-K, unaudited financial information after each of our first three fiscal quarters. The SEC also maintains a website at http://www.sec.gov that contains reports and other information that we file with or furnish electronically with the SEC. You may read and copy any report or document we file, including the exhibits, at the SEC’s public reference room located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.

I.	Subsidiary Information

Not applicable.

J.	Annual Report to Security Holders

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Credit Risk

Credit risk is the potential financial loss to us resulting from the failure of a customer or a counterparty to settle our financial and contractual obligations, as and when they fall due. As we do not hold any collateral, the maximum exposure to credit risk is the carrying amounts of trade and other receivables (exclude upfront payments) and cash and bank deposits presented on the consolidated balance sheets. We have no other financial assets which carry significant exposure to credit risk.

Foreign Currency Risk

We operate in several countries and regions, which exposes us to the effects of fluctuations in currency exchange rates as we report our financials and key operational metrics in US dollars. We earn revenue denominated in, and generally incur expenses for employee compensation and other operating expenses in, local currencies. Fluctuations in the exchange rates among the various currencies that we use could cause fluctuations in our operational and financial results.

Internal Control Over Financial Reporting

Prior to the closing of the Business Combination, we were a private company with limited numbers of accounting personnel and other resources with which to address our internal controls and procedures. In connection with the audit of our consolidated financial statements for the years ended June 30, 2022 and 2021, we and our auditors, an independent registered public accounting firm, identified one material weakness in our internal control over financial reporting. As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. A “significant deficiency” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, that is less severe than a material weakness yet important enough to merit attention by those responsible for oversight of the company’s financial reporting.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Warrants

Information regarding our Warrants is set forth in the Form F-4 under the section titled “Description of PubCo’s Securities — Warrants” and is incorporated herein by reference. Upon the completion of the Business Combination, there were 3,224,994 Warrants outstanding. The Warrants, which entitle the holder to purchase one Ordinary Share at an exercise price of $11.50 per share, subject to adjustment pursuant to the terms of the Warrant Agreement and Warrant Assumption Agreement, will become exercisable on September 25, 2023, which is 30 days after the completion of the Business Combination. The Warrants will expire on September 25, 2028, (i.e., five years after the completion of the Business Combination) or earlier upon redemption or liquidation in accordance with their terms.

PART II

Not applicable.

II-1

PART III

ITEM 13.	FINANCIAL STATEMENTS

Not applicable.

ITEM 14.	FINANCIAL STATEMENTS

The unaudited consolidated financial statements of noco-noco as of December 31, 2022, and for the six months ended December 31, 2022 and 2021, contained in the Form F-4 between pages F-2 and F-15 are incorporated herein by reference.

The audited consolidated financial statements of noco-noco as of and for the years ended June 30, 2022 and 2021, contained in the Form F-4 between pages F-16 and F-30 are incorporated herein by reference.

The unaudited pro forma condensed combined financial information of noco-noco and PNAC are attached as Exhibit 15.1 to this Report.

ITEM 15.	EXHIBITS

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION

1.1	Form of Amended and Restated Memorandum and Articles of Association of the Company, effective on August 25, 2023(incorporated herein by reference to Exhibit 3.5 to Amendment No. 3 to the Registration Statement on Form F-4 (File No. 333-271994), filed with the SEC on July 21, 2023).

2.1*	Specimen Ordinary Share Certificate of the Company

2.2*	Specimen Warrant Certificate of the Company

4.1	Business Combination Agreement dated December 29, 2022, by and among PNAC, Prime Number Merger Sub Inc., Noco-Noco Pte. Ltd., and certain other parties of the agreement, joined by PubCo and New SubCo on February 3, 2022 (incorporated herein by reference to Exhibit 2.1 to Amendment No. 3 to the Registration Statement on Form F-4 (File No. 333-271994), filed with the SEC on July 21, 2023).

4.2	Form of Lock-Up Agreement (incorporated herein by reference to Exhibit 10.9 to Amendment No. 3 to the Registration Statement on Form F-4 (File No. 333-271994), filed with the SEC on July 21, 2023).

4.3	Form of Warrant Assumption Agreement, between PNAC, PubCo and VStock Transfer, LLC. (incorporated herein by reference to Exhibit 4.7 to Amendment No. 3 to the Registration Statement on Form F-4 (File No. 333-271994), filed with the SEC on July 21, 2023).

4.4	Form of Registration Rights Agreement (incorporated herein by reference to Exhibit 10.10 to Amendment No. 3 to the Registration Statement on Form F-4 (File No. 333-271994), filed with the SEC on July 21, 2023).

4.5†	2023 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.14 to Amendment No. 3 to the Registration Statement on Form F-4 (File No. 333-271994), filed with the SEC on July 21, 2023).

III-1

EXHIBIT NUMBER	DESCRIPTION

4.6†	Form of Employment Agreement between the Company and its executive officers (incorporated herein by reference to Exhibit 10.16 to Amendment No. 3 to the Registration Statement on Form F-4 (File No. 333-271994), filed with the SEC on July 21, 2023).

4.7†	Form of Indemnification Agreement between the Company’s and its executive officers (incorporated herein by reference to Exhibit 10.18 to Amendment No. 3 to the Registration Statement on Form F-4 (File No. 333-271994), filed with the SEC on July 21, 2023).

8.1	List of significant subsidiaries of the Company (incorporated herein by reference to Exhibit 21.1 to Amendment No. 3 to the Registration Statement on Form F-4 (File No. 333-271994), filed with the SEC on July 21, 2023).

11.1	Code of Business Conduct and Ethics of the Company (incorporated herein by reference to Exhibit 14.1 to Amendment No. 3 to the Registration Statement on Form F-4 (File No. 333-271994), field with the SEC on July 21, 2023).

11.2	Form of Insider Trading Policy (incorporated herein by reference to Exhibit 19.1 to Amendment No. 3 to the Registration Statement on Form F-4 (File No. 333-271994), field with the SEC on July 21, 2023).

15.1*	Unaudited Pro Forma Condensed Combined Financial Information of noco-noco and PNAC.

15.2*	Consent of Marcum Asia CPAs LLP.

15.3*	Letter from UHY LLP.

*	Filed herewith.
†	Indicates a management contract or any compensatory plan, contract or arrangement.
#

Portions of this exhibit have been omitted pursuant to Item 601(b)(10)(iv) of Regulation S-K on the basis that the Company customarily and actually treats that information as private or confidential and the omitted information is not material.

III-2

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

noco-noco Inc.

September 1, 2023	By:	/s/ Masataka Matsumura
		Name:	Masataka Matsumura
		Title:	Director and CEO

III-3

INDEX TO FINANCIAL STATEMENTS

NOCO-NOCO PTE. LTD

UNAUDITED CONDENSED BALANCE SHEETS

(Amounts expressed in US dollars (“$”) except for numbers of shares)

	As of
	December 31, 2022	June 30, 2022
ASSETS
Current assets
Cash and cash equivalents	$214,449	$81,626
Deposit, upfront payments and other receivables	302,626	102,263

Total current assets	517,075	183,889
Non-current assets
Property and equipment, net	14,594	10,607
Right of use assets – operating lease, net	305,829	44,925

Total assets	$837,498	$239,421
Liabilities and Shareholders’ (Deficit)
Current liabilities
Accruals and other payables	$27,266	$13,227
Amount due to immediate holding company	1,681,003	974,632
Operating lease liability – current	169,334	36,385

Total current liabilities	1,877,603	1,024,244
Non-current liabilities
Operating lease liability – non-current	124,918	—

Total liabilities	$2,002,521	$1,024,244

Shareholders’ deficit
Ordinary stock (unlimited shares authorized, no par value, 312,319 and 311,560 shares issued and outstanding as of December 31, 2022 and June 30, 2022, respectively)	$2,348,091	$1,557,804
Accumulated deficit	(3,506,394)	(2,351,743)
Accumulated other comprehensive income (loss)	(6,720)	9,116

Total shareholders’ deficit	$(1,165,023)	$(784,823)

Total liabilities and shareholder’s deficit	$837,498	$239,421

The accompanying notes are an integral part of these financial statements.

NOCO-NOCO PTE. LTD

UNAUDITED CONDENSED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	For the six months ended December 31,
	2022	2021
Operating expenses:
Selling, general and administrative expenses	$1,189,696	$611,193

Total operating expenses	1,189,696	611,193

Loss from operations	(1,189,696)	(611,193)
Other income/(expense):
Other income	26,987	8,365
Other expense	(257)	—
Foreign exchange gain	8,315	—

Total other income	35,045	8,365

Net loss	(1,154,651)	(602,828)

Other comprehensive (loss)/income:
Foreign currency translation adjustment	(15,836)	(28,714)

Comprehensive loss	(1,170,487)	(631,542)

Basic and diluted loss per ordinary share	$(3.75)	$(10.29)

Basic and diluted weighted average number of ordinary shares outstanding	311,905	61,368

The accompanying notes are integral to these financial statements.

NOCO-NOCO PTE. LTD

UNAUDITED CONDENSED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

	Ordinary shares		Accumulated Other
	Number of shares	Amount	Comprehensive Income (Loss)	Accumulated Deficit	Total
Balance as of June 30, 2021	2,000	$10,000	$23,259	$(1,274,920)	$(1,241,661)
Ordinary shares issued for conversion of debt	309,560	1,547,804	—	—	1,547,804
Foreign currency translation adjustment	—	—	(28,714)	—	(28,714)
Net loss	—	—	—	(602,828)	(602,828)

Balance as of December 31, 2021	311,560	$1,557,804	$(5,455)	$(1,877,748)	$(325,399)
Balance as of June 30, 2022	311,560	$1,557,804	$9,116	$(2,351,743)	$(784,823)
Ordinary shares issued for conversion of debt	759	790,287	—	—	790,287
Foreign currency translation adjustment	—	—	(15,836)	—	(15,836)
Net loss	—	—	—	(1,154,650)	(1,154,650)

Balance as of December 31, 2022	312,319	$2,348,091	$(6,720)	$(3,506,393)	$(1,165,022)

The accompanying notes are integral to these financial statements.

NOCO-NOCO PTE. LTD

UNAUDITED CONDENSED STATEMENTS OF CASH FLOWS

	For the six months ended December 31,
	2022	2021
Cash flows from operating activities
Net loss	$(1,154,650)	$(602,828)
Adjustments for reconcile net loss to net cash used in operating activities:
Depreciation	2,222	1,685
Loss on disposal of property and equipment	257	—
Changes in operating assets and liabilities:
Inventories	—	163,259
Deposit, upfront payments and other receivables	(200,363)	(21,090)
Accruals and other payables	14,039	173,137
Operating lease liabilities	(3,037)	1,038

Net cash used in operations	(1,341,532)	(284,799)

Cash flows from investing activities
Purchase of property and equipment	(5,735)	(1,229)

Cash used in investing activities	(5,735)	(1,229)

Cash flows from financing activities
Proceeds from immediate holding company	1,496,657	398,222

Cash generated from financing activities	1,496,657	398,222

Increase in cash and cash equivalents	149,390	112,193
Effect of exchange rate changes	(16,567)	(28,961)

Cash and cash equivalents at beginning of period	81,626	31,690

Cash and cash equivalents at end of period	$214,449	$114,922

Supplemental cash flow information:
Cash paid during the period for:
Supplemental disclosure of non-cash investing and financing information:
Issuance of ordinary shares for conversion of debt	$790,287	$1,547,804

The accompanying footnotes are an integral part of these financial statements.

NOCO-NOCO PTE. LTD.

NOTES TO THE UNAUDITED CONDENSED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED DECEMBER 31, 2022

(Amounts expressed in US dollars (“$”) except for numbers of shares)

NOTE 1 – ORGANIZATION AND NATURE OF OPERATIONS

The Company incorporated as a Singapore corporation on July 25, 2019 under the name 3DOM (Singapore) Pte. Ltd. The Company is wholly owned by 3DOM Alliance Inc., a Company incorporated in Japan and the ultimate controlling shareholder is Mr. Masataka Matsumara.

On November 9, 2022, the Company changed its name from 3DOM (Singapore) Pte. Ltd. to noco-noco Pte. Ltd.

noco-noco Pte. Ltd. (“we”, “our”, “us” or collectively known as the “Company”) is a platform-solution provider of decarbonization offerings, aiming to truly solve urgent environmental crises through the comprehensive decarbonization of all forms of transportation.

NOTE 2—LIQUIDITY

As of December 31, 2022 and June 2022, the Company had an accumulated deficit of $3,506,393 and $2,351,743 respectively. The Company incurred net loss of $1,154,650 and $602,828 for the six months ended December 31, 2022 and 2021, respectively. The cash used in operating activities for the six months ended December 31, 2022 and 2021, was $1,341,532 and $284,800, respectively.

The Company’s liquidity is based on its ability to generate cash from operating activities, obtain capital financing from equity interest investors and borrow funds on favorable economic terms to fund its general operations and capital expansion needs. The Company’s ability to continue as a going concern is dependent on management’s ability to successfully execute its business plan, which includes increasing revenue while controlling operating cost and expenses to generate positive operating cash flows and obtaining funds from outside sources of financing to generate positive financing cash flows. As of December 31, 2022, the Company’s balance of cash and cash equivalents was $214,449. In addition, up to February 6, 2023, the immediate holding Company, 3DOM Alliance Inc, has extended the Promissory Note for the Company with a principal amount up to $6,022,258 (S$8,000,000) and the Company has received financing of $2,243,291 (S$2,980,000) from 3DOM Alliance Inc. Moreover, 3DOM Alliance Inc will not demand for payment on the amounts owing by the Company for at least the next twelve months from the issuance of the financial statements.

Based on cash flows projection from operating and financing activities and existing balance of cash and cash equivalents, management is of the opinion that the Company has sufficient funds for sustainable operations and it will be able to meet its payment obligations from operations and debt related commitments for the next twelve months from the issuance of the financial statements. Moreover, the management can adjust the pace of its operation expansion and control the operating expenses of the Company. Based on the above considerations, the Company’s financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities during the normal course of operations.

NOTE 3—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements have been prepared in conformity with U.S. generally accepted accounting principles (“GAAP”) in U.S. dollars. We have made all the adjustments that we believe are necessary for a fair presentation of our financial statements.

Use of estimates

The preparation of the financial statements in conformity with US GAAP requires management of the Company to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an on-going basis we review our estimates and assumptions. The estimates were based on historical experience and other assumptions that we believe to be reasonable under the circumstances. Actual results could differ from those estimates under different assumptions or conditions, but we do not believe such differences will materially affect our financial position or results of operations.

Fiscal Year End

The Company operates on a fiscal year basis with the fiscal year ending on June 30.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand and demand deposit with banks, which are unrestricted as to withdrawal and use, and which have original maturities of three months or less when purchased.

Deposit, upfront payments and other receivables

Security deposits paid for office lease are accounted for as deposit. Amounts paid in advance for future expenses are accounted for as prepaid expenses. Goods and Service Tax (“GST”) refunds and collection of proceed from sales of batteries to business partner are accounted for as other receivables.

Property and equipment

Property and equipment are stated at cost, less accumulated depreciation. Expenditures for additions, major renewals and betterments are capitalized and expenditures for maintenance and repairs are charged to expense as incurred.

Depreciation is computed using the straight-line method over the estimated useful lives of the related capitalized assets. The estimated useful lives are as follows:

Useful lives
Office equipment	5 years

Other current liabilities

Other current liabilities are liabilities for goods and services provided to the Company prior to the end of the financial year which are unpaid. They are classified as current liabilities if payment is due within one year or less. If not, they are presented as non-current liabilities.

Leases

We have entered into operating lease agreements primarily for office. We determine if an arrangement is a lease at inception. For all classes of underlying assets, we elect not to recognize right of use assets or lease liabilities when a lease has a lease term of 12 months or less at the commencement date and does not include an option to purchase the underlying asset that we are reasonably certain to exercise. Operating lease assets and liabilities are included on our balance sheet as of December 31, 2022 and June 30, 2022.

Operating lease assets and liabilities are recognized at the present value of the future lease payments at the lease commencement date. The interest rate used to determine the present value of the future lease payments is our incremental borrowing rate, because the interest rate implicit in most of our leases is not readily determinable. Our incremental borrowing rate is estimated to approximate the interest rate on a collateralized basis with similar terms and payments, and in economic environments where the leased asset is located. Operating lease assets also include any prepaid lease payments and lease incentives. Our lease terms include periods under options to extend or terminate the lease when it is reasonably certain that we will exercise that option. We generally use the base, non-cancellable, lease term when determining the lease assets and liabilities. Operating lease expense is recognized on a straight-line basis over the lease term.

Share Split

On April 27, 2022, our Board of Directors declared a one-for-twenty shares split of our ordinary shares (“Share Split”). There was no net effect on the total stockholders’ equity, and the par value per share of our ordinary shares remains unchanged at $-0- per share after the Share Split. All references made to share or per share amounts in the accompanying financial statements and applicable disclosures have been retroactively adjusted to reflect the effects of the Share Split.

Revenue Recognition

Revenue is recognized when a customer obtains control of promised goods or services and is recognized in an amount that reflects the consideration that an entity expects to receive in exchange for those goods or services. In addition, the standard requires disclosure of the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The Company does not disaggregate its revenue streams as the economic factors underlying the contracts are similar and provide no significant distinction. The amount of revenue that is recorded reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five-step model in order to determine this amount: (I) identification of the promised goods or services in the contract; (ii) determination of whether the promised goods or services are performance obligations, including whether they are distinct in the context of the contract; (iii) measurement of the transaction price, including the constraint on variable consideration; (iv) allocation of the transaction price to the performance obligations; and (v) recognition of revenue when (or as) the Company satisfies each performance obligation.

The Company only applies the five-step model to contracts when it is probable that the entity will collect the consideration it is entitled to in exchange for the goods or services it transfers to the customer. Once a contract is determined to be within the scope of ASC 606 at contract inception, the Company reviews the contract to determine which performance obligations the Company must deliver and which of these performance obligations are distinct. The Company recognizes as revenues the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied.

Comprehensive Income or Loss

ASC 220 “Comprehensive Income,” establishes standards for the reporting and display of comprehensive income and its components in the financial statements. For the six months ended December 31, 2022 and 2021, the Company established that there are items that represented components of comprehensive income and, therefore, has included a statement of operations and comprehensive loss in the financial statements.

Income Taxes

The Company utilizes ASC Topic 740, “Income Taxes,” which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. The Company accounts for income taxes using the asset and liability method to compute the differences between the tax basis of assets and liabilities and the related financial amounts, using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities. A valuation allowance is recorded when it is “more likely-than-not” that a deferred tax asset will not be realized.

FASB ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities The Company’s practice is to recognize interest and penalties, if any, related to uncertain tax positions in income tax expense in the statements of operations and comprehensive loss. There were no unrecognized tax benefits as of December 31, 2022 and June 30, 2022.

Measurement of Fair Value

The fair value of a financial instrument is the amount that could be received upon the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Financial assets are marked to bid prices and financial liabilities are marked to offer prices. Fair value measurements do not include transaction costs. A fair value hierarchy is used to prioritize the quality and reliability of the information used to determine fair values. Categorization within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The fair value hierarchy is defined in the following three categories:

Level 1: applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2: applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3: applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

At December 31, 2022 and June 30, 2022, the Company has no financial assets or liabilities subject to recurring fair value measurements.

The Company’s financial instruments include cash, upfront payments, other receivables, other payables and related payables. Management estimates that the carrying amounts of financial instruments approximate their fair values due to their short-term nature. The fair value of amounts with immediate holding company is not practicable to estimate due to the related party nature of the underlying transactions.

Net Loss Per Share

The Company has adopted ASC Topic 260, “Earnings per Share,” (“EPS”) which requires presentation of basic EPS on the face of the income statement for all entities with complex capital structures and requires a reconciliation of the numerator and denominator of the basic EPS computation. In the accompanying financial statements, basic earnings per share is computed by dividing net loss by the weighted average number of shares of ordinary shares outstanding during the period.

For the six months ended December 31, 2022, and 2021, the ordinary shares were included in the computation of diluted net loss per share.

Accumulated Other Comprehensive Income/(Loss)

Unrealized gains and losses related to foreign currency translation are accumulated in “Accumulated other comprehensive loss” (“AOCI”). These changes are also reported in “Other comprehensive income (loss)” on the Condensed Consolidated Statements of Comprehensive Income.

Foreign Currency Translation

The functional currency of the Company is the currency of the primary economic environment in which the Company operates, which is the Singapore dollars. The financial statements are presented in United States dollars ($), which is the Company’s presentation currency.

Assets and liabilities denominated in currencies other than the functional currency are remeasured using the current exchange rate for monetary accounts and historical exchange rates for nonmonetary accounts, with exchange differences on remeasurement included in comprehensive income in our Statements of Comprehensive Income.

The Company that utilizes foreign currency as their functional currency translate such currency into U.S. dollars using (i) the exchange rate on the balance sheet dates for assets and liabilities, (ii) the average exchange rates prevailing during the period for revenues and expenses, and (iii) historical exchange rates for equity. Any translation adjustments resulting from this process are shown separately as a component of accumulated other comprehensive loss within shareholders’ deficit in Balance Sheets.

Recent Accounting Pronouncements

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments – Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments. This standard requires a financial asset (or group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial asset(s) to present the net carrying value at the amount expected to be collected on the financial asset. This standard will be effective for the Company on January 1, 2023. The Company is currently evaluating the impact the adoption of this ASU will have on its consolidated financial statements.

In December 2019, the Financial Accounting Standards Board (FASB) issued Accounting Standard Update No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes (ASU 2019-12), which simplifies the accounting for income taxes. This guidance will be effective for entities for the fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020 on a prospective basis, with early adoption permitted. We adopted the new standard effective January 1, 2021 and the adoption of this guidance did not have a material impact on our financial statements.

We do not expect any other recently issued accounting standards to have a material impact on our financial position, results of operations or cash flows when they become effective.

NOTE 4 - DEPOSIT, UPFRONT PAYMENTS AND OTHER RECEIVABLES

Deposit, upfront payments and other receivables consists of the following:

	December 31, 2022	June 30, 2022
Deposits	$45,575	$44,971
Upfront Payments	247,332	51,840
Other receivables	9,719	5,452

Total	$302,626	$102,263

Deposit consists of the security deposit paid for lease of office, decreased due to refund of one month deposit from lessor.

Upfront payments as of December 31, 2022 and June 30, 2022 relates to the operating expenses paid in advance.

Other receivables relate to GST receivables.

NOTE 5 - PROPERTY AND EQUIPMENT, NET

Property and equipment consist of the following:

	Office Equipment	Total
Cost
At July 1, 2021	$15,453	$15,453
Additions	1,229	1,229
Effects of movements in exchange rates	349	349

At December 31, 2021	17,031	17,031

At July 1, 2022	19,131	19,131
Additions	5,735	5,735
Disposal	(703)	(703)
Effects of movements in exchange rates	1,079	1,079

At December 31, 2022	25,242	25,242

Accumulated depreciation
At July 1, 2021	$5,209	$5,209
Depreciation for the year	1,685	1,685
Effects of movements in exchange rates	102	102

At December 31, 2021	6,996	6,996

At July 1, 2022	$8,522	$8,522
Depreciation for the year	2,222	2,222
Disposal	(443)	(443)
Effects of movements in exchange rates	347	347

At December 31, 2022	10,648	10,648

Carrying amounts
At July 1, 2021	$10,244	$10,244
At December 31, 2021	$10,035	$10,035
At July 1, 2022	$10,607	$10,607
At December 31, 2022	$14,594	$14,594

Depreciation expense for the six months ended December 31, 2022 and 2021 was $2,222 and $1,685 respectively.

During the six months ended December 31, 2022, the Company purchased assets of $5,735 (S$8,178) and disposed of asset of $703 (S$952). During the six months ended December 31, 2021, the Company purchased assets of $1,229 (S$1,709).

NOTE 6 – LEASES

As of December 31, 2022 and June 30, 2022, the Company has operating lease agreement for its office premises. Leases with an initial term of 12 months or less are not recorded on the balance sheet. The Company accounts for the lease and non-lease components of its leases as a single lease component. Lease expense is recognized on a straight-line basis over the lease term.

Operating lease right-of-use (“ROU”) assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. ROU assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. Generally, the implicit rate of interest (“discount rate”) in arrangements is not readily determinable and the Company utilizes its incremental borrowing rate in determining the present value of lease payments. The Company’s incremental borrowing rate is a hypothetical rate based on its understanding of what its credit rating would be. The operating lease ROU asset includes any lease payments made and excludes lease incentives.

Operating lease

The Company has entered into commercial operating leases for the use of office premises in Singapore. The lease has varying terms, escalation clauses and run for a period of three years with an option to renew the lease after that term. During the period ended December 31, 2022, the Company has renewed the operating lease for the office premise for a period of two years which expires in September 2024.

When measuring lease liabilities for leases that were classified as operating leases as of December 31, 2022 and June 30, 2022, the Company discounted lease payments using its estimated borrowing rate of 5.25%.

Information pertaining to lease amounts recognized in financial statements is summarized as follows:

	December 31, 2022	June 30, 2022
Assets:
ROU asset	$305,829	$44,925

Liabilities:
Current:
Operating lease liabilities	$169,334	$36,385
Non-current
Operating lease liabilities	124,918	—

Total lease liabilities	$294,252	$36,385

Minimum lease payments for the Company’s operating lease liabilities were as follows for the period ended December 31:

Operating leases
2023	$169,334
2024	124,918
2025	—

Total operating lease payment	$294,252

NOTE 7 – IMMEDIATE HOLDING COMPANY BALANCES

The Company follows ASC 850, “Related Party Disclosures,” for the identification of related parties and disclosure of related party transactions.

Related parties are any entities or individuals that, through employment, ownership or other means, possess the ability to direct or cause the direction of the management and policies of the Company.

Directors’ remuneration

The Directors’ remuneration for the six months ended December 31, 2022 and 2021 as follow:

	For the six months ended December 31,
	2022	2021
Andrew Khine	$—	$34,426
Shusuke Oguro	—	35,489
Hiroshi Ilzuka	—	17,745
Teo Lai Wah, Timothy	16,548	11,141
Goh Chao Kuang	66,136	—
Hilda Sin Mei Fong	31,659	—

Total	$114,343	$98,801

Amounts due to immediate holding company

As of December 31, 2022 and June 30, 2022, the Company reported amounts due to immediate holding company, 3DOM Alliance Inc. of amount $1,681,003 and $974,632, respectively.

The transactions amount due to an immediate holding company are as of the following:

	December 31, 2022	June 30, 2022
Beginning of the period	$974,632	$1,531,488
Advances for operation and administration expenses	1,496,658	873,066
Expenses paid on behalf of Company	—	117,882
Ordinary shares issued for conversion of debt	(790,287)	(1,547,804)

Period ended	$1,681,003	$974,632

On August 1, 2020, 3DOM Alliance Inc. issued a promissory note with principal amount up to S$1,000,000 (“Original Promissory Note”) to the Company. The promissory is interest free and 3DOM Alliance Inc will not demand any payment for at least the next twelve months from the issuance of the financial statements (refer to Note 2). The Company received proceeds amounting to $36,661 (S$61,155) and $682,467 (S$938,845), respectively, from 3DOM Alliance Inc. during the year ended June 30, 2020 and 2021. See Note 12 for amendments effected on the Original Promissory Note subsequent to June 30, 2022.

On October 21, 2021, the Company agreed with 3DOM Alliance Inc. to convert the debt amounting to $1,547,804 into ordinary shares of the Company at $100 per share. The Company issued 15,478 shares of ordinary shares on October 22, 2021.

On July 15, 2022, the Company agreed with 3DOM Alliance Inc. to convert the debt amount to $790,287 into ordinary shares of the Company at $1,041 per share. The Company issued 759 shares of ordinary shares on July 18, 2022.

NOTE 8—SHAREHOLDERS’ EQUITY

On October 22, 2021, the Company issued 309,560 shares of ordinary shares (pre 1:20 share split—15,478 ordinary shares) to 3DOM Alliance Inc. in connection with the conversion of debt (refer to Note 7).

On April 28, 2022, shareholder of our company and board of directors approved shares split of our issued ordinary shares on a basis of one-for-twenty.

As of June 30, 2022 and 2021, the Company had 311,560 shares (pre 1: 20 share split – 15,578 shares) and 2,000 shares (pre 1: 20 share split – 100 shares) of ordinary shares issued, respectively.

On July 18, 2022, the Company issued 759 shares of ordinary shares to 3DOM Alliance Inc. in connection with the conversion of debt (refer to Note 7).

NOTE 9 – INCOME TAX

noco-noco Pte. Ltd. is incorporated in Singapore, and under the current tax laws of Singapore, its standard corporate income tax rate is 17%.

Due to the Company’s net loss position, there was no provision for income taxes recorded.

	For the six months ended December 31,
	2022	2021
Loss before tax	$1,154,651	$602,828
Tax rate	17%	17%
Computed tax benefit (expense) at statutory tax rate	196,291	102,481
Tax effect of non-deductible or taxable items:
Additional deduction for R&D expenses	—	11,680
Non-deductible Professional fees	—	—
Non-taxable Income	26,987	8,635
Change in valuation allowance	(223,278)	(122,796)
Effect of preferential tax rates	—	—

Income tax expense (benefit)	—	—

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of December 31, 2022 and June 30, 2022, the Company did not have any significant unrecognized uncertain tax positions. The Company did not accrue any liability, interest or penalties related to uncertain tax positions in its provision for income taxes line of its consolidated statements of operations for the six months ended December 31, 2022 and 2021. The Company does not believe that its uncertain tax benefits position will materially change over the next twelve months.

As of December 31, 2022, Singapore tax returns for the years 2020 to 2022 are subject to examination by the tax authorities.

Deferred taxes were measured using the enacted tax rates for the periods in which the temporary differences are expected to be reversed. The tax effects of temporary differences that give rise to the deferred tax balances as of December 31, 2022 and June 30, 2021 are as follows:

	December 31, 2022	June 30, 2022
Deferred tax assets
Net operating loss carry-forward	$636,255	$391,243
Capital allowance	4,291	3,253
Lease liabilities	50,023	6,185
Other provisions	—	22,470
Less: valuation allowance	(638,578)	(415,300)

Subtotal	51,991	7,851

Deferred tax liabilities
Deferred tax liabilities arising from assets	(51,991)	(7,851)

Total deferred tax assets, net	—	—

The Company had net operating loss carried forward for tax purposes of approximately $3,506,000 as of December 31, 2022 and approximately $2,351,000 as of June 30, 2022, which may be carried forward to offset future taxable income.

	December 31, 2022	June 30, 2022
The changes related to valuation allowance are as follows:
Balance at the beginning of the year	$415,300	$220,560
Current year addition	223,278	194,740

Balance at the end of the year	638,578	415,300

NOTE 10 – COMMITMENTS AND CONTINGENCIES

In the normal course of business, we are subject to loss contingencies, such as legal proceedings and claims arising out of our business, that cover a wide range of matters, including, among others, government investigations and tax matters. In accordance with ASC No. 450-20, “Loss Contingencies”, we will record accruals for such loss contingencies when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. In the opinion of management, there were no pending or threatened claims and litigation as of December 31, 2022 and through May 15 , 2023, the date the financial statements were available to be issued.

NOTE 11- SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the date of issuance of the unaudited condensed financial statements. Based upon this review, the Company did not identify any subsequent events that would have required adjustment or disclosure in the financial statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of noco-noco Pte. Ltd. (f.k.a 3DOM (Singapore) Pte. Ltd.)

Opinion on the Financial Statements

We have audited the accompanying balance sheets of noco-noco Pte. Ltd. (f.k.a 3DOM (Singapore) Pte. Ltd.) (the “Company”) as of June 30, 2022 and 2021, the related statements of operations and comprehensive loss, shareholders’ equity (deficit) and cash flows for each of the two years in the period ended June 30, 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2022 and 2021, and the results of its operations and its cash flows for each of the two years in the period ended June 30, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

NEW YORK OFFICE • 7 Penn Plaza • Suite 830 • New York, New York • 10001

Phone 646.442.4845 • Fax 646.349.5200 • www.marcumasia.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

February 10, 2023

/s/ Marcum Asia CPAs LLP
Marcum Asia CPAs LLP

We have served as the Company’s auditor since 2022.

New York

February 10, 2023

NOCO-NOCO PTE. LTD

BALANCE SHEETS

(Amounts expressed in US dollars (“$”) except for numbers of shares)

	June 30, 2022	June 30, 2021
ASSETS
Current assets
Cash and cash equivalents	$81,626	$31,690
Inventories	—	163,259
Deposit, upfront payments and other receivables	102,263	83,385

Total current assets	183,889	278,334
Non-current assets
Property and equipment, net	10,607	10,244
Right of use assets – operating lease, net	44,925	221,305

Total assets	$239,421	$509,883
Liabilities and Shareholders’ (Deficit) Equity
Current liabilities
Accruals and other payables	$13,227	$9,856
Amount due to immediate holding company	974,632	1,531,488
Operating lease liability – current	36,385	173,421

Total current liabilities	1,024,244	1,714,765
Non-current liabilities
Operating lease liability – non-current	—	36,779

Total liabilities	$1,024,244	$1,751,544

Shareholders’ deficit
Ordinary stock (unlimited shares authorized, no par value, 311,560 and 100 shares issued and outstanding as of June 30, 2022 and 2021, respectively)	$1,557,804	$10,000
Accumulated deficit	(2,351,743)	(1,274,920)
Accumulated other comprehensive income	9,116	23,259

Total shareholders’ deficit	$(784,823)	$(1,241,661)

Total liabilities and shareholder’s deficit	$239,421	$509,883

The accompanying notes are an integral part of these financial statements.

NOCO-NOCO PTE. LTD

STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	June 30, 2022	June 30, 2021
Operating expenses:
Research and development	$137,412	$4,948
Selling, general and administrative expenses	951,239	717,298

Total operating expenses	1,088,651	722,246

Loss from operations	(1,088,651)	(722,246)
Other income/(expense):
Other income	11,792	65,434
Other expense	—	(14,999)
Foreign exchange gain	36	—

Total other income	11,828	50,435

Net loss	(1,076,823)	(671,811)
Other comprehensive (loss)/income:
Foreign currency translation adjustment	(14,143)	6,431

Comprehensive loss	(1,090,966)	(665,380)

Basic and diluted loss per ordinary share	$(5.08)	$(332.69)

Basic and diluted weighted average number of ordinary shares outstanding	214, 876	2,000

The accompanying notes are integral to these financial statements.

NOCO-NOCO PTE. LTD

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

	Ordinary shares		Accumulated Other
	Number of shares	Amount	Comprehensive Income (Loss)	Accumulated Deficit	Total
Balance as of June 30, 2020	2,000	$10,000	$16,828	$(603,109)	$(576,281)
Foreign currency translation adjustment	—	—	6,431	—	6,431
Net loss	—	—	—	(671,811)	(671,811)

Balance as of June 30, 2021	2,000	$10,000	$23,259	$(1,274,920)	$(1,241,661)
Ordinary shares issued for conversion of debt	309,560	1,547,804	—	—	1,547,804
Foreign currency translation adjustment	—	—	(14,143)	—	(14,143)
Net loss	—	—	—	(1,076,823)	(1,076,823)

Balance as of June 30, 2022	311,560	$1,557,804	$9,116	$(2,351,743)	$(784,823)

The accompanying notes are integral to these financial statements.

NOCO-NOCO PTE. LTD

STATEMENTS OF CASH FLOWS

	June 30, 2022	June 30, 2021
Cash flows from operating activities
Net loss	$(1,076,823)	$(671,811)
Adjustments for reconcile net loss to net cash used in operating activities:
Depreciation	3,447	3,158
Changes in operating assets and liabilities:
Inventories	163,259	(163,259)
Deposit, upfront payments and other receivables	(18,878)	(22,957)
Accruals and other payables	121,253	141,725
Operating lease liabilities	2,565	(10,163)

Net cash used in operations	(805,177)	(723,307)

Cash flows from investing activities
Purchase of property and equipment	(3,888)	—

Cash used in investing activities	(3,888)	—

Cash flows from financing activities
Proceeds from immediate holding company	873,066	689,781

Cash generated from financing activities	873,066	689,781

Increase/(decrease) in cash and cash equivalents	64,001	(33,526)
Effect of exchange rate changes	(14,065)	6,184

Cash and cash equivalents at beginning of period	31,690	59,032

Cash and cash equivalents at end of period	$81,626	$31,690

Supplemental cash flow information:
Cash paid during the period for:
Interest	$—	$—
Supplemental disclosure of non-cash investing and financing information:
Issuance of ordinary shares for conversion of debt	$1,547,804	$—

The accompanying footnotes are an integral part of these financial statements.

NOCO-NOCO PTE. LTD.

NOTES TO THE FINANCIAL STATEMENTS

JUNE 30, 2022 and 2021

(Amounts expressed in US dollars (“$”) except for numbers of shares)

NOTE 1 – ORGANIZATION AND NATURE OF OPERATIONS

The Company incorporated as a Singapore corporation on July 25, 2019 under the name 3DOM (Singapore) Pte. Ltd. The Company is wholly owned by 3DOM Alliance Inc., a Company incorporated in Japan and the ultimate controlling shareholder is Mr. Masataka Matsumara.

On November 9, 2022, the Company changed its name from 3DOM (Singapore) Pte. Ltd. to noco-noco Pte. Ltd.

noco-noco Pte. Ltd. (“we”, “our”, “us” or collectively known as the “Company”) is a platform-solution provider of decarbonization offerings, aiming to truly solve urgent environmental crises through the comprehensive decarbonization of all forms of transportation.

NOTE 2—LIQUIDITY

As of June 30, 2022 and 2021, the Company had an accumulated deficit of $2,351,743 and $1,274,920 respectively. The Company incurred net loss of $1,076,823 and $671,811 for the financial years ended June 30, 2022 and 2021, respectively. The cash used in operating activities for the financial year ended June 30, 2022 and 2021, was $805,177 and $723,307, respectively.

The Company’s liquidity is based on its ability to generate cash from operating activities, obtain capital financing from equity interest investors and borrow funds on favorable economic terms to fund its general operations and capital expansion needs. The Company’s ability to continue as a going concern is dependent on management’s ability to successfully execute its business plan, which includes increasing revenue while controlling operating cost and expenses to generate positive operating cash flows and obtaining funds from outside sources of financing to generate positive financing cash flows. As of June 30, 2022, the Company’s balance of cash and cash equivalents was $81,626. In addition, up to February 6, 2023, the immediate holding Company, 3DOM Alliance Inc, has extended the Promissory Note for the Company with a principal amount up to $6,022,258 (S$8,000,000) and the Company has received financing of $2,243,291 (S$2,980,000) from 3DOM Alliance Inc. Moreover, 3DOM Alliance Inc will not demand for payment on the amounts owing by the Company for at least the next twelve months from the issuance of the financial statements.

Based on cash flows projection from operating and financing activities and existing balance of cash and cash equivalents, management is of the opinion that the Company has sufficient funds for sustainable operations and it will be able to meet its payment obligations from operations and debt related commitments for the next twelve months from the issuance of the financial statements. Moreover, the management can adjust the pace of its operation expansion and control the operating expenses of the Company. Based on the above considerations, the Company’s financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities during the normal course of operations.

NOTE 3—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements have been prepared in conformity with U.S. generally accepted accounting principles (“GAAP”) in U.S. dollars. We have made all the adjustments that we believe are necessary for a fair presentation of our financial statements.

Use of estimates

The preparation of the financial statements in conformity with US GAAP requires management of the Company to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an on-going basis we review our estimates and assumptions. The estimates were based on historical experience and other assumptions that we believe to be reasonable under the circumstances. Actual results could differ from those estimates under different assumptions or conditions, but we do not believe such differences will materially affect our financial position or results of operations

Fiscal Year End

The Company operates on a fiscal year basis with the fiscal year ending on June 30.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand and demand deposit with banks, which are unrestricted as to withdrawal and use, and which have original maturities of three months or less when purchased.

Inventories

Inventories, consisting of finished goods, are primarily accounted for using the first-in-first-out (“FIFO”) method of accounting. Inventories are measured at the lower of cost and net realizable value. Cost consists of the price purchase stock and the Company estimates the net realizable value of inventories based on an assessment of expected sales prices. Demand levels and pricing competition could change from time to time. If such factors result in an adverse effect on the Company’s products, the Company might be required to reduce the value of its inventories.

Deposit, upfront payments and other receivables

Security deposits paid for office lease are accounted for as deposit. Amounts paid in advance for future expenses are accounted for as prepaid expenses. Goods and Service Tax (“GST”) refunds and collection of proceed from sales of batteries to business partner are accounted for as other receivables.

Property and equipment

Property and equipment are stated at cost, less accumulated depreciation. Expenditures for additions, major renewals and betterments are capitalized and expenditures for maintenance and repairs are charged to expense as incurred.

Depreciation is computed using the straight-line method over the estimated useful lives of the related capitalized assets. The estimated useful lives are as follows:

Useful lives
Office equipment	5 years

Other current liabilities

Other current liabilities are liabilities for goods and services provided to the Company prior to the end of the financial year which are unpaid. They are classified as current liabilities if payment is due within one year or less. If not, they are presented as non-current liabilities.

Leases

We have entered into operating lease agreements primarily for office. We determine if an arrangement is a lease at inception. For all classes of underlying assets, we elect not to recognize right of use assets or lease liabilities when a lease has a lease term of 12 months or less at the commencement date and does not include an option to purchase the underlying asset that we are reasonably certain to exercise. Operating lease assets and liabilities are included on our balance sheet as of June 30, 2022 and 2021.

Operating lease assets and liabilities are recognized at the present value of the future lease payments at the lease commencement date. The interest rate used to determine the present value of the future lease payments is our incremental borrowing rate, because the interest rate implicit in most of our leases is not readily determinable. Our incremental borrowing rate is estimated to approximate the interest rate on a collateralized basis with similar terms and payments, and in economic environments where the leased asset is located. Operating lease assets also include any prepaid lease payments and lease incentives. Our lease terms include periods under options to extend or terminate the lease when it is reasonably certain that we will exercise that option. We generally use the base, non-cancellable, lease term when determining the lease assets and liabilities. Operating lease expense is recognized on a straight-line basis over the lease term.

Share Split

On April 27, 2022, our Board of Directors declared a one-for-twenty shares split of our ordinary shares (“Share Split”). There was no net effect on the total stockholders’ equity, and the par value per share of our ordinary shares remains unchanged at $-0- per share after the Share Split. All references made to share or per share amounts in the accompanying financial statements and applicable disclosures have been retroactively adjusted to reflect the effects of the Share Split.

Revenue Recognition

Revenue is recognized when a customer obtains control of promised goods or services and is recognized in an amount that reflects the consideration that an entity expects to receive in exchange for those goods or services. In addition, the standard requires disclosure of the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The Company does not disaggregate its revenue streams as the economic factors underlying the contracts are similar and provide no significant distinction. The amount of revenue that is recorded reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five-step model in order to determine this amount: (I) identification of the promised goods or services in the contract; (ii) determination of whether the promised goods or services are performance obligations, including whether they are distinct in the context of the contract; (iii) measurement of the transaction price, including the constraint on variable consideration; (iv) allocation of the transaction price to the performance obligations; and (v) recognition of revenue when (or as) the Company satisfies each performance obligation.

The Company only applies the five-step model to contracts when it is probable that the entity will collect the consideration it is entitled to in exchange for the goods or services it transfers to the customer. Once a contract is determined to be within the scope of ASC 606 at contract inception, the Company reviews the contract to determine which performance obligations the Company must deliver and which of these performance obligations are distinct. The Company recognizes as revenues the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied.

Comprehensive Gain or Loss

ASC 220 “Comprehensive Income,” establishes standards for the reporting and display of comprehensive income and its components in the financial statements. As of June 30, 2022 and 2021, the Company established that there are items that represented components of comprehensive income and, therefore, has included a statement of operations and comprehensive loss in the financial statements.

Income Taxes

The Company utilizes ASC Topic 740, “Income Taxes,” which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. The Company accounts for income taxes using the asset and liability method to compute the differences between the tax basis of assets and liabilities and the related financial amounts, using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities. A valuation allowance is recorded when it is “more likely-than-not” that a deferred tax asset will not be realized.

FASB ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities The Company’s practice is to recognize interest and penalties, if any, related to uncertain tax positions in income tax expense in the statements of operations and comprehensive loss. There were no unrecognized tax benefits as of June 30, 2022 and 2021.

Measurement of Fair Value

The fair value of a financial instrument is the amount that could be received upon the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Financial assets are marked to bid prices and financial liabilities are marked to offer prices. Fair value measurements do not include transaction costs. A fair value hierarchy is used to prioritize the quality and reliability of the information used to determine fair values. Categorization within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The fair value hierarchy is defined in the following three categories:

Level 1: applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2: applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3: applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

At June 30, 2022 and 2021, the Company has no financial assets or liabilities subject to recurring fair value measurements.

The Company’s financial instruments include cash, upfront payments, other receivables, other payables and related payables. Management estimates that the carrying amounts of financial instruments approximate their fair values due to their short-term nature. The fair value of amounts with immediate holding company is not practicable to estimate due to the related party nature of the underlying transactions.

Net Loss Per Share

The Company has adopted ASC Topic 260, “Earnings per Share,” (“EPS”) which requires presentation of basic EPS on the face of the income statement for all entities with complex capital structures and requires a reconciliation of the numerator and denominator of the basic EPS computation. In the accompanying financial statements, basic earnings per share is computed by dividing net loss by the weighted average number of shares of ordinary shares outstanding during the period.

For the periods ended June 30, 2022, and 2021, the ordinary shares were included in the computation of diluted net loss per share.

Accumulated Other Comprehensive Income/(Loss)

Unrealized gains and losses related to foreign currency translation are accumulated in “Accumulated other comprehensive loss” (“AOCI”). These changes are also reported in “Other comprehensive income (loss)” on the Condensed Consolidated Statements of Comprehensive Income.

Foreign Currency Translation

The functional currency of the Company is the currency of the primary economic environment in which the Company operates. Assets and liabilities denominated in currencies other than the functional currency are remeasured using the current exchange rate for monetary accounts and historical exchange rates for nonmonetary accounts, with exchange differences on remeasurement included in comprehensive income in our Statements of Comprehensive Income.

The Company that utilizes foreign currency as their functional currency translate such currency into U.S. dollars using (i) the exchange rate on the balance sheet dates for assets and liabilities, (ii) the average exchange rates prevailing during the period for revenues and expenses, and (iii) historical exchange rates for equity. Any translation adjustments resulting from this process are shown separately as a component of accumulated other comprehensive loss within shareholders’ deficit in Balance Sheets.

Recent Accounting Pronouncements

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments – Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments. This standard requires a financial asset (or group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial asset(s) to present the net carrying value at the amount expected to be collected on the financial asset. This standard will be effective for the Company on January 1, 2023. The Company is currently evaluating the impact the adoption of this ASU will have on its consolidated financial statements.

In December 2019, the Financial Accounting Standards Board (FASB) issued Accounting Standard Update No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes (ASU 2019-12), which simplifies the accounting for income taxes. This guidance will be effective for entities for the fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020 on a prospective basis, with early adoption permitted. We adopted the new standard effective January 1, 2021 and the adoption of this guidance did not have a material impact on our financial statements.

We do not expect any other recently issued accounting standards to have a material impact on our financial position, results of operations or cash flows when they become effective.

NOTE 4—INVENTORIES

Inventories consist of the following:

	June 30, 2022	June 30, 2021
Finished goods	$-	$163,259

The inventories were purchased from immediate holding company, 3DOM Alliance Inc.

The finished goods were written off during the financial period ended 30 June 2022 as they were deemed obsolete.

NOTE 5 - DEPOSIT, UPFRONT PAYMENTS AND OTHER RECEIVABLES

Deposit, upfront payments and other receivables consists of the following:

	June 30, 2022	June 30, 2021
Deposits	$44,971	$60,486
upfront payments	51,840	6,216
Other receivables	5,452	16,683

Total	$102,263	$83,385

Deposit consists of the security deposit paid for lease of office, decreased due to refund of one month deposit from lessor.

Upfront payments as of June 30, 2022 and 2021 relates to the operating expenses paid in advance.

Other receivables relate to GST receivables and one-off battery sale to a business partner.

NOTE 6 - PROPERTY AND EQUIPMENT, NET

Property and equipment consist of the following:

	Office Equipment	Total
Cost
At July 1, 2020	$15,244	$15,244
Effects of movements in exchange rates	209	209

At June 30, 2021	15,453	15,453
Additions	3,888	3,888
Effects of movements in exchange rates	(210)	(210)

At June 30, 2022	19,131	19,131

Accumulated depreciation
At July 1, 2020	$2,090	$2,090
Depreciation for the year	3,158	3,158
Effects of movements in exchange rates	(39)	(39)

At June 30, 2021	5,209	5,209
Depreciation for the year	3,447	3,447
Effects of movements in exchange rates	(132)	(132)

At June 30, 2022	8,524	8,524

Carrying amounts
At July 1, 2020	$13,154	$13,154
At June 30, 2021	$10,244	$10,244
At June 30, 2022	$10,607	$10,607

Depreciation expense for the year ended June 30, 2022 and 2021 was $3,447 and $3,158, respectively.

During the year ended June 30, 2022, the Company purchased assets of $3,888 (S$5,345). There is no purchase or disposal of assets during the year ended June 30, 2021.

NOTE 7 – LEASES

As of June 30, 2022 and 2021, the Company has operating lease agreement for its office premises. Leases with an initial term of 12 months or less are not recorded on the balance sheet. The Company accounts for the lease and non-lease components of its leases as a single lease component. Lease expense is recognized on a straight-line basis over the lease term.

Operating lease right-of-use (“ROU”) assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. ROU assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. Generally, the implicit rate of interest (“discount rate”) in arrangements is not readily determinable and the Company utilizes its incremental borrowing rate in determining the present value of lease payments. The Company’s incremental borrowing rate is a hypothetical rate based on its understanding of what its credit rating would be. The operating lease ROU asset includes any lease payments made and excludes lease incentives.

Operating lease

The Company has entered into commercial operating leases for the use of office premises in Singapore. The lease has varying terms, escalation clauses and run for a period of three years with an option to renew the lease after that term.

When measuring lease liabilities for leases that were classified as operating leases as of June 30, 2022 and 2021, the Company discounted lease payments using its estimated borrowing rate of 5.25%.

Information pertaining to lease amounts recognized in financial statements is summarized as follows:

	June 30, 2022	June 30, 2021
Assets:
ROU asset	$44,925	$221,305

Liabilities:
Current:
Operating lease liabilities	$36,385	$173,421
Non-current
Operating lease liabilities	—	36,779

Total lease liabilities	$36,385	$210,200

Minimum lease payments for the Company’s operating lease liabilities were as follows for the twelve-month period ended June 30:

Operating leases
2023	$36,385
2024	—
2025	—

Total operating lease payment	$36,385

NOTE 8 – IMMEDIATE HOLDING COMPANY BALANCES

The Company follows ASC 850, “Related Party Disclosures,” for the identification of related parties and disclosure of related party transactions.

Related parties are any entities or individuals that, through employment, ownership or other means, possess the ability to direct or cause the direction of the management and policies of the Company.

Directors’ remuneration

The Directors’ remuneration for the financial years ended June 30, 2022 and 2021 as follow:

	June 30, 2022	June 30, 2021
Andrew Khine	$68,242	$223,448
Shusuke Oguro	76,222	—
Hiroshi Ilzuka	41,857	—
Teo Lai Wah, Timothy	27,580	—

Total	$213,901	$223,448

Amounts due to immediate holding company

As of June 30, 2022 and 2021, the Company reported amounts due to immediate holding company, 3DOM Alliance Inc. of amount $974,632 and $1,531,488, respectively.

The transactions amount due to an immediate holding company are as of the following:

	June 30, 2022	June 30, 2021
Beginning of the year Jul 1	$1,531,488	$677,144
Advances for operation and administration expenses	873,066	832,435
Expenses paid on behalf of Company	117,882	—
Proceed from promissory note	—	4,842
Purchase of lithium-ion batteries	—	17,067
Ordinary shares issued for conversion of debt	(1,547,804)	—

Year ended June 30	$974,632	$1,531,488

On August 1, 2020, 3DOM Alliance Inc. issued a promissory note with principal amount up to S$1,000,000 (“Original Promissory Note”) to the Company. The promissory is interest free and 3DOM Alliance Inc will not demand any payment for at least the next twelve months from the issuance of the financial statements (refer to Note 2). The Company received proceeds amounting to $36,661 (S$61,155) and $682,467 (S$938,845), respectively, from 3DOM Alliance Inc. during the year ended June 30, 2020 and 2021. See Note 12 for amendments effected on the Original Promissory Note subsequent to June 30, 2022.

On October 21, 2021, the Company agreed with 3DOM Alliance Inc. to convert the debt amounting to $1,547,804 into ordinary shares of the Company at $100 per share. The Company issued 15,478 shares of ordinary shares on October 22, 2021.

NOTE 9—SHAREHOLDERS’ EQUITY

On October 22, 2021, the Company issued 309,560 shares of ordinary shares (pre 1:20 share split—15,478 ordinary shares) to 3DOM Alliance Inc. in connection with the conversion of debt (refer to Note 8).

On April 28, 2022, shareholder of our company and board of directors approved shares split of our issued ordinary shares on a basis of one-for-twenty.

As of June 30, 2022 and 2021, the Company had 311,560 shares (pre 1: 20 share split – 15,578 shares) and 2,000 shares (pre 1: 20 share split – 100 shares) of ordinary shares issued, respectively.

NOTE 10 – INCOME TAX

noco-noco Pte. Ltd. is incorporated in Singapore, and under the current tax laws of Singapore, its standard corporate income tax rate is 17%.

Due to the Company’s net loss position, there was no provision for income taxes recorded.

	June 30, 2022	June 30, 2021
Loss before tax	$1,076,823	$671,811
Tax rate	17%	17%
Computed tax benefit (expense) at statutory tax rate	183,060	114,208
Tax effect of non-deductible or taxable items:
Additional deduction for R&D expenses	11,680	—
Non-deductible Professional fees	—	(1,213)
Non-taxable Income	—	5,582
Change in valuation allowance	(194,740)	(118,577)
Effect of preferential tax rates	—	—

Income tax expense (benefit)	—	—

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of June 30, 2022 and 2021, the Company did not have any significant unrecognized uncertain tax positions. The Company did not accrue any liability, interest or penalties related to uncertain tax positions in its provision for income taxes line of its consolidated statements of operations for the years ended June 30, 2022 and 2021. The Company does not believe that its uncertain tax benefits position will materially change over the next twelve months.

As of June 30, 2022, Singapore tax returns for the years 2020 to 2022 are subject to examination by the tax authorities.

Deferred taxes were measured using the enacted tax rates for the periods in which the temporary differences are expected to be reversed. The tax effects of temporary differences that give rise to the deferred tax balances as of June 30, 2022 and 2021 are as follows:

	June 30, 2022	June 30, 2021
Deferred tax assets
Net operating loss carry-forward	$391,242	$220,900
Capital allowance	3,253	2,627
Lease liabilities	6,185	35,734
Other provisions	22,471	—
Less: valuation allowance	(415,300)	(220,560)

Subtotal	7,851	38,701

Deferred tax liabilities
Deferred tax liabilities arising from assets	(7,851)	(38,701)

Total deferred tax assets, net	—	—

The Company had net operating loss carried forward for tax purposes of approximately $2,351,000 as of June 30, 2022 and approximately $1,275,000 as of June 30, 2021, which may be carried forward to offset future taxable income.

	June 30, 2022	June 30, 2021
The changes related to valuation allowance are as follows:
Balance at the beginning of the year	$220,560	$101,983
Current year addition	194,740	118,577

Balance at the end of the year	415,300	220,560

NOTE 11 – COMMITMENTS AND CONTINGENCIES

In the normal course of business, we are subject to loss contingencies, such as legal proceedings and claims arising out of our business, that cover a wide range of matters, including, among others, government investigations and tax matters. In accordance with ASC No. 450-20, “Loss Contingencies”, we will record accruals for such loss contingencies when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. In the opinion of management, there were no pending or threatened claims and litigation as of June 30, 2022 and through February 10, 2023, the date the financial statements were available to be issued.

NOTE 12- SUBSEQUENT EVENTS

In accordance with FASB ASC 855-10 Subsequent Events, the Company has analyzed its operations subsequent to June 30, 2022 to the date these consolidated financial statements were issued, and has determined that there is a material subsequent event to disclose in these consolidated financial statements, because we believe that this event will have a significant effect on the future operations of the Company.

On July 15, 2022, the Company capitalized a debt in the sum of US790,287 from immediate holding company, 3DOM Alliance Inc, into ordinary shares.

The following events are pertaining to a Share Swap Agreement:

i.

On July 19, 2022, the Company entered into a Share Swap Agreement (the “Share Swap”) with a carbon abatement management business, Hop2it Holdings Pte. Ltd. (“Hop2it”) and its two shareholders, Gregory Hannan and Arun Ramachandran (the “Gregory and Arun”). The principal activities of Hop2it are entirely in carbon sequestration management as an agent for various landowners in Australia, Papua New Guinea and Fiji. In this Share Swap, Gregory and Arun transferred 42% and 10% of their respective Hop2it shares in exchange for 3.2% and 0.8% shares in the Company. This resulted the Company to own 52% interest in Hop2it while the Gregory and Arun own 38% and 10% respectively.

ii.	On August 2, 2022, pursuant to the Share Swap, an aggregate of 13,013 new ordinary shares in the capital of the Company, representing 4% of the Company) is allotted to Gregory and Arun.

iii.

Subsequent to the Share Swap, on December 27, 2022, the Company together with Hop2it, Gregory and Arun entered into a Restructuring Deed as all parties have decided to carry out the carbon abatement management business through a newly incorporated entity, noco-noco Australia Pty Ltd. (“noco-noco Australia”), instead of Hop2it. This was done by the Restructuring Deed specifying that all future potential economic benefits of the carbon abatement management business of Hop2it (represented by the gross proceeds of potential future sales of carbon credits by Hop2it from anticipated issuance of such credits by regulators in Australia and Papua New Guinea; and the expertise and network of potential clients) are to be assigned to noco-noco Australia.

iv.	noco-noco Australia was incorporated on January 19,2023 with 52% interest held by the Company, 38% and 10% interest held by Gregory and Arun respectively;

v.

As of the date of this management representation letter, there has been no carbon credits issued or sold or contracted to be sold by Hop2it nor by noco-noco Australia. The Company’s 52% shares in Hop2it were transferred back to the Gregory and Arun as part of the Restructuring Deed, while the Company’s shares that were issued to the Gregory and Arun remains.

On January 23, 2023. 3DOM Alliance Inc. issued an amendment of the Original Promissory Note (“First Amendment to Original Promissory Note”) extending the principal amount up to S$3,000,000 to the Company. There is no other change in terms and conditions to the Original Promissory Note.

On February 2, 2023, the Company requested an additional drawdown of S$2,980,000 of which 3DOM Alliance Inc. split the amount into two tranches. The Company received S$1,370,000 on February 3, 2023 and S$1,610,000 on February 6, 2023.

On February 6, 2023. 3DOM Alliance Inc. further issued an amendment of the Original Promissory Note (“Second Amendment to Original Promissory Note”) extending the principal amount up to S$8,000,000 to the Company. There is no other change in terms and conditions to the Original Promissory Note.