Form 20-F
period 2023-06-30
noco-noco Inc.
filed 2023-11-14
CIK 1964021

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2023

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

contactus@noco-noco.com

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

None

(Title of Class)

Indicate the number of outstanding shares of the issuer as of the close of the period covered by the annual report: 135,430,452 ordinary shares as of the date of this annual report.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☐ No ☒

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

Pursuant to the Business Combination Agreement, upon the consummation of the Business Combination: (i) each PNAC unit (“PNAC Units”) issued and outstanding immediately prior to the effective time of the Merger was automatically detached and the holder thereof was deemed to hold one share of PNAC Class A Common Stock (defined below), one half of PNAC Warrant (defined below), and one PNAC Right (defined below); (ii) each share of PNAC Class A common stock, par value $0.0001 per share (“PNAC Class A Common Stock”, together with PNAC Class B Common Stock, par value $0.0001 per share, the “PNAC Common Stock”) issued and outstanding immediately prior to the effective time of the Merger was canceled in exchange for the right to receive one PubCo Ordinary Share, (iii) each PNAC warrant (“PNAC Warrant”) outstanding immediately prior to the effective time of the Merger ceased to be a warrant with respect to PNAC Common Stock and was assumed by PubCo and converted into a warrant of PubCo (“PubCo Warrant”) to purchase one PubCo Ordinary Share subject to substantially the same terms and conditions prior to the effective time of the Merger; and (iv) each PNAC Right (“PNAC Right”) outstanding immediately prior to the effective time of the Merger was cancelled in exchange for the right to receive one-eighth (1/8) of one PubCo Ordinary Share. In addition, pursuant to the Business Combination Agreement, upon the consummation of the Share Exchange (i) New SubCo acquired all the outstanding shares of noco-noco (“noco-noco Shares”) from the Sellers, (ii) in exchange, each Seller received such number of newly issued PubCo Ordinary Share that was equal to the product of (a) the quotient of (i) $1,350,000,000 (the “noco- noco Valuation”), divided by (ii) the price per PubCo Ordinary Share that equals to the redemption price of each share of PNAC Class A Common Stock in connection with the Business Combination (the “PubCo Per Share Price”), multiplied by (b) such Seller’s Pro Rata Portion as set out in the Allocation Schedule of the Business Combination Agreement.

On August 28, 2023, the PubCo Ordinary Shares and PubCo Warrants commenced trading on the Nasdaq Capital Market (“Nasdaq”) under the symbols “NCNC” and “NCNCW”, respectively.

INTRODUCTION

Frequently Used Terms

In this annual report on Form 20-F (this “Report”), unless the context otherwise requires, the “Company,” “noco-noco” and references to “we,” “us,” or similar such references should be understood to be references to noco-noco Inc. and its subsidiaries. When this Report refers to “noco-noco” “we,” “us,” or similar such references in the context of discussing noco-noco Pte. Ltd.’s business or other affairs prior to the consummation of the Business Combination on August 25, 2023, it refers to the business of noco-noco Pte. Ltd. and its subsidiaries. Following the date of consummation of the Business Combination, references to “noco-noco” “we,” “us,” or similar such references should be understood to refer to noco-noco Inc. and its subsidiaries. References to “PNAC” should be understood to refer to Prime Number Acquisition I Corp.

Certain amounts and percentages that appear in this Report may not sum due to rounding.

Unless otherwise stated or unless the context otherwise requires, in this Report:

“3DOM Alliance” means 3DOM Alliance Inc., a company incorporated under the laws of Japan, which is the majority shareholder of noco-noco;

"Amended and Restated Memorandum and Articles of Association" means the amended and restated memorandum and articles of association of the Company adopted on August 18, 2023 and which took effect as of August 25, 2023;

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

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Report contains or may contain forward-looking statements as defined in Section 27A of the Securities Act, and Section 21E of the Exchange Act, that involve significant risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These forward-looking statements include information about our possible or assumed future results of operations or our performance. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “estimates,” and variations of such words and similar expressions are intended to identify the forward- looking statements, but absence of these words does not mean that a statement is not forward-looking. The risk factors and cautionary language referred to or incorporated by reference in this Report provide examples of risks, uncertainties and events that may cause actual results to differ materially from the expectations described in our forward-looking statements, including among other things, the matters set forth in the section entitled “Item 3. Key Information — D. Risk Factors” of this Report.

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

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.
[Reserved]
B.
Capitalization and Indebtedness

Not applicable.

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

We are engaged in (i) leasing of battery products, including batteries, BEVs and ESS and (ii) carbon abatement solutions and carbon credit sales. Our business incurred a net loss of approximately $1.1 million and $16.8 million for the year ended June 30, 2022 and 2023, respectively, and an accumulated deficit of approximately $2.4 million and $19.1 million as of June 30, 2022 and 2023, respectively. As our battery business currently does not have any operations to generate revenue, except revenue generated in 2021 for production of sample batteries used for a client’s internal testing for the purpose of providing the Public Utility Board of Singapore with a proof-of-concept ESS, we believe that our battery business will continue to incur operating and net losses each fiscal year until such time as we begin significant production and leasing of our battery products, which is not expected to occur until the fourth quarter of 2024, and may occur later. Additionally, the revenue to be generated from carbon credit sales is dependent on the timing as to when the carbon abatement projects will be approved by the local government authorities.

We expect the rate at which we will incur losses to be higher in future periods as we, among other things, continue to expand our footprints in the Southeast Asia and South Asia region, increase our sales and marketing activities, develop our distribution infrastructure, and increase our general and administrative functions to support our growing operations. We may find that these efforts are more expensive than we currently anticipate or that these efforts may not result in revenues, which would further increase our losses or even prevent us from continuing as a going concern.

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

Our businesses in Asia-Pacific, including Singapore, Thailand, Philippines, Indonesia, India, Australia, and PNG, are relatively new, and there is no assurance that we will be able to achieve and maintain growth and profitability across all of our business segments. There is also no assurance that our offerings will be accepted by the market or that market acceptance of our offerings will grow. Further, technologies and industry standards in relation to batteries, BEVs and ESS are evolving. For example, many of our competitors are developing a variety of battery technologies, such as solid state batteries and fuel cells, which are expected to compete with our existing product lines. It is possible that our competitors will be able to introduce new products with more desirable features than ours and their new products will gain greater market acceptance. In addition, our business could be impacted by macro-economic conditions and their effect on discretionary consumer spending, which could impact the business of our prospective consumers and in turn could impact the demand of service offerings made available by us.

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

We cannot guarantee that the approvals of the carbon abatement projects and issuing of Papua New Guinea Carbon Credits and Australian Carbon Credit Units (“ACCUs”) will not be revoked, cancelled or otherwise.

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

We have identified material weakness in our internal control over financial reporting. Our failure to maintain an effective system of internal control over financial reporting may result in material misstatements of our consolidated financial statements or cause us to fail to meet our periodic reporting obligations, which may adversely affect investor confidence in us and, as a result, the value of our shares.

Our management has concluded that, as of June 30, 2023, our existing disclosure controls and procedures and internal control over financial reporting were ineffective, due to a material weakness. The material weakness relates to lack of sufficient financial reporting and accounting personnel, especially those with U.S. GAAP knowledge. Moreover, even if our management may in the future conclude that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it concludes that we have not maintained, in all material respects, effective internal control over financial reporting based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, we may identify other weaknesses and deficiencies in our internal control over financial reporting. If we fail to maintain the adequacy of our internal control over financial reporting, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our ordinary shares. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions.

As we became a public company following the consummation of the Business Combination, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. Section 404 of the Sarbanes-Oxley Act requires that we include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F beginning with its second annual report on Form 20-F after becoming a public company. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm may need to attest to and report on the effectiveness of our internal control over financial reporting. We may be unable to timely complete our evaluation testing and any required remediation. In addition, because we will be an “emerging growth company” and intend to take advantage of exemptions from various reporting requirements that are applicable to most other public companies, including, but not limited to, an exemption from the provisions of Section 404(b) of the Sarbanes-Oxley Act requiring that our independent registered public accounting firm provide an attestation report on the effectiveness of its internal control over financial reporting, any remedial measures that we take to remedy material weakness and control deficiencies may not be independently verified by an independent third party. To remediate our identified material weakness and improve our internal control over financial reporting, we are in the process of implementing a number of measures to address the identified material weakness, including:

(i) establishing clear roles and responsibilities for accounting and financial reporting staff to address accounting and financial reporting issues, and adding additional professionals for our financial reporting team; (ii) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel; and (iii) strengthening corporate governance.

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

The consolidated financial statements accompanying this Report contain disclosures related to our ability to continue as a going concern.

The consolidated financial statements included in this Report were prepared on a going concern basis, which assumes that assets are realized and liabilities are extinguished in the ordinary course of business at the amounts as disclosed in the financial statements. As of June 30, 2023 and 2022, we had an accumulated deficit of $19,143,513 and $2,351,743 respectively. We incurred net loss of $16,791,770 and $1,076,823 for the financial years ended June 30, 2023 and 2022, respectively. The cash used in operating activities for the financial year ended June 30, 2023 and 2022, was $2,982,778 and $805,177, respectively. These conditions raise substantial doubt about our ability to continue as a going concern.

Our ability to continue as a going concern is dependent on our management’s ability to successfully execute our business plan, which includes increasing revenue while controlling operating cost and expenses to generate positive operating cash flows and obtaining funds from outside sources of financing to generate positive financing cash flows. Management has commenced a strategy to raise debt and equity. To sustain our ability to support our operating activities, we have considered supplementing our sources of funding through the following: (i) additional financial support from our related parties and shareholders; (ii) raising funds through private placement of shares to new strategic investors; and (iii) other available sources of financing from banks and other financial institutions.

There is no assurance that the plans will be successfully implemented. If we fail to achieve these goals, we may need additional financing to repay debt obligations and execute our business plan, and we may not be able to obtain the necessary additional capital on a timely basis, on acceptable terms, or at all. In the event that financing sources are not available, or that we are unsuccessful in increasing our gross profit margin and reducing operating losses, we may be unable to implement our current plans for expansion, repay debt obligations or respond to competitive pressures, any of which would have a material adverse effect on our business, financial condition and results of operations and may materially adversely affect its ability to continue as a going concern.

Our independent registered public accounting firm included an explanatory paragraph about our ability to continue as a going concern in its report on our consolidated financial statements for the year ended June 30, 2023. The inclusion of a going concern explanatory paragraph may negatively impact the trading price of our Ordinary Shares, have an adverse impact on our relationship with third parties with whom we do business, including our customers, vendors and employees, and could make it challenging and difficult for us to raise additional debt or equity financing to the extent needed, all of which could have a material adverse impact on our business, results of operations, financial condition and prospects.

For additional information on the above-referenced accounting standards and matters affecting our ability to continue as a going concern, see Note 2 to the financial statements included in this report and the discussion included in “Item 5. Operating and Financial Review and Prospects--B. Liquidity and Capital Resources.”

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

In addition, our corporate affairs are governed by our amended and restated memorandum and articles of association (“Amended and Restated Memorandum and Articles of Association”), the Cayman Islands Companies Act and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors to our Company under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England and Wales, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law may not be as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a different body of securities laws than the United States. Some U.S. states, such as Delaware, may have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the memorandum and articles of association, any special resolutions passed by such companies and the register of mortgages and charges of such companies) or to obtain copies of lists of shareholders of these companies. Our directors will have discretion under our Amended and Restated Memorandum and Articles of Association to determine whether or not, and under what conditions, our corporate records may be inspected by its shareholders, but we are not obliged to make them available to the shareholders (subject to limited circumstances in which an inspector may be appointed to report on the affairs of our Company). This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

The courts of the Cayman Islands are unlikely (i) to recognize or enforce judgments of courts of the United States predicated upon the civil liability provisions of the federal securities laws of the United States or any state securities laws; and (ii) in original actions brought in the Cayman Islands, to impose liabilities predicated upon the civil liability provisions of the federal securities laws of the United States or any state securities laws, so far as the liabilities imposed by those provisions are penal in nature. In those circumstances, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize and enforce a foreign money judgment without any re-examination or re-litigation of matters adjudicated upon, provided such judgment: (a) is given by a foreign court of competent jurisdiction; (b) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given; (c) is final; (d) is not in respect of taxes, a fine or a penalty; (e) was not obtained by fraud; and (f) is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. Subject to the above limitations, in appropriate circumstances, a Cayman Islands court may give effect in the Cayman Islands to other kinds of final foreign judgments such as declaratory orders, orders for performance of contracts and injunctions.

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

For U.S. federal income tax purposes, we will be a passive foreign investment company (“PFIC”) for any taxable year in which, after the application of certain look-through rules with respect to subsidiaries, either (i) at least 75% of our gross income consists of passive income or (ii) at least 50% of the average value of our assets (generally determined on a quarterly basis) consists of assets that produce, or are held for the production of, passive income. Passive income generally includes dividends, interest, rents, royalties, and certain capital gains. Cash is generally a passive asset. Goodwill is active to the extent attributable to activities that produce or are intended to produce active income. Based on the current and projected composition of our income and assets, and the expected value of our assets, including goodwill, which is based on the expected price of our Ordinary Shares, we do not expect to be a PFIC for the current taxable year. However, because PFIC status is determined on an annual basis, and any determination of PFIC status may not be known until the close of each taxable year in question, and our PFIC status for the current taxable year and any future taxable year will depend upon the future composition of our income and assets, there can be no assurance that we will not be a PFIC for any taxable year.

If we are a PFIC for any taxable year during which a U.S. investor holds Ordinary Shares, we generally would continue to be treated as a PFIC with respect to that U.S. investor for all succeeding taxable years during which the U.S. investor holds such Ordinary Shares, even if we ceased to meet the threshold requirements for PFIC status. In such case, such a U.S. investor generally will be subject to adverse U.S. federal income tax consequences, including (i) the treatment of all or a portion of any gain on disposition of Ordinary Shares as ordinary income, (ii) the application of a deferred interest charge on such gain and the receipt of certain dividends and (iii) compliance with certain reporting requirements. We do not intend to provide the information that would enable investors to make a qualified electing fund election that could mitigate the adverse U.S. federal income tax consequences should we be a PFIC. You are urged to consult your tax advisor concerning the U.S. federal income tax consequences of owning and disposing of Ordinary Shares if we are to become classified as a PFIC.

For further discussion, see “Taxation—Material United States Federal Income Tax Consideration.”

IITEM 4. INFORMATION ON THE COMPANY

A.
History and Development of the Company

We were incorporated as an exempted company limited by shares on December 28, 2022. Upon the consummation of Business Combination on August 25, 2023, “noco-noco Inc.” (formerly known as Prime Number Holding Limited) became the ultimate corporate parent of our Group. On August 28, 2023, our Ordinary Shares and Warrants commenced trading on the Nasdaq Capital Market (“Nasdaq”) under the symbols “NCNC” and “NCNCW,” respectively.

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

The Company’s registered office is at 89 Nexus Way, Camana Bay, Grand Cayman, KY1-9009, Cayman Islands, and its principal executive office is 4 Shenton Way, #04-06 SGX Centre II, Singapore 068807. The Company’s principal website address is www.noco-noco.com. We do not incorporate the information contained on, or accessible through, the Company’s websites into this Report, and you should not consider it a part of this Report. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The SEC’s website is www.sec.gov.

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

In addition, our unique position with 3DOM Alliance as the exclusive licensee of its patents and technologies allows us to take full advantage of the technological advancement that 3DOM Alliance has developed or licensed in through various cooperation and collaboration arrangements with leading universities and professors for our battery products. For example, Professor Kiyoshi Kanamura, a leading Japanese authority in battery research and the chief technology officer of 3DOM Alliance, licensed the exclusive right of his patent “secondary battery separator and lithium secondary battery using the separator” to 3DOM Alliance in October 2011. This critical patent enables 3DOM Alliance to develop, and us to use, manufacture, and lease, our highly-reliable and long-life batteries. 3DOM Alliance also received technical support from a well-known university in Japan for its R&D of highly- reliable and long-life battery separators, supplementing 3DOM Alliance’s R&D capabilities. The cooperation with and support received from leading universities and professors is a recognition of 3DOM Alliance’s R&D capabilities in the battery industry, which enables us to produce highly-reliable and long-life batteries to better serve our clients’ interests.

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

Strategic Cooperation and Partnerships with Market Players

We have entered into a series of MOUs with well-known automakers and OEM partners to establish strategic business partnerships, with the ultimate goal of deploying our batteries in certain of their forthcoming battery powered EVs. For example, we have entered into an LOI with B-ON K.K. (“B-ON”) to employ our battery cells for its 3-and 4-wheeled electric light commercial vehicles. We believe the successful joint development of battery technologies as well as the incorporation of our batteries into well-known automakers’ vehicles will enormously expand our business and operations as well as enhance our brand name.

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

Own-and-Lease of Battery Products

We operate a unique own-and-lease business model where we manufacture, upon our clients’ requests, our battery products through OEMs, including batteries, BEVs and ESS, and lease them to our clients, primarily consisting of commercial transportation companies, renewable energy plants and other power plants requiring grid stabilization and backup power in Asia. Traditionally, it would cost tremendous upfront capital expenditure and operation expenses for companies to purchase the battery products. However, under our own-and-lease business model, our clients only need to lease our battery products without having to purchase them, enabling operation of BEVs and renewable energy plants more affordable. Alternatively, our clients are also able to place orders to customize their battery products with specific specifications using the licensed-in X-SEPA separator technology. See “— Our Pipeline Products and Services — X-SEPA Separator.” We expect to generate revenue from our leasing business of battery products during the fourth quarter of 2024.

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

Our carbon abatement projects primarily include carbon farming projects, deforestation avoidance projects, and rural afforestation projects. Carbon farming projects use farming in a way that reduces greenhouse gas emissions or captures and holds carbon in vegetation and soils. We provide consultancy and assistance to landowners while working cohesively to set up and commence carbon farming activities to reduce carbon emission and earn carbon credits. For deforestation avoidance projects, we work with landowners to promote agricultural planning and production that avoids tree- clearing, advocating stronger biodiversity to protect rural habitat. In parallel, we campaign for a halt to deforestation across the Asia-Pacific. A reforestation and afforestation project involves planting trees in agricultural areas. In doing so, the project helps to reduce the amount of greenhouse gas entering the atmosphere, as carbon stock remains stored in the trees while they grow.

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

Our business of carbon abatement solutions and carbon credit sales currently primarily operates in Australia and PNG, and expects to expand into Indonesia, the Philippines, and Fiji in the future. According to the relevant laws and regulations in Australia and PNG, no specific license is required to conduct the business.

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

We can sell the carbon credits to third parties via auction or direct sales in the carbon market. We can use the Carbon Market Institute Carbon Marketplace for auction of the carbon credits, or sell the carbon credits directly to third parties through our worldwide network that are under pressure to reduce carbon emission for direct sales. As of the date of this Report, we had contracted and submitted six carbon abatement projects to the CER, totaling 65,000 hectares and are estimated to produce around 1 million ACCUs.

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

On August 29, 2023, the Climate Change and Development Authority (“CCDA”) of PNG acknowledged, by way of an official letter, its support for two carbon abatement projects in PNG that have been submitted by a subsidiary of Hop2it Holdings Pte. Ltd. (“Hop2it”) to the CCDA.

These two projects, amongst more than 30 contracted projects secured by Hop2it in PNG involve deforestation avoidance. The shareholders of Hop2it, which are noco-noco and two minority shareholders, have a restructuring deed with noco-noco Pte. Ltd.., whereby 52% of the profits from Hop2it’s carbon abatement projects will be paid to us. Furthermore, under the terms of the deed, Hop2it’s carbon abatement management business and all future potential economic benefits of Hop2it’s carbon abatement management business will be carried out through and assigned to noco-noco Australia Pty Ltd., a subsidiary of ours, 52% of which is owned by noco-noco and 48% of which is owned by the minority shareholders of Hop2it.

The first two projects that the CCDA has reviewed are (1) the An Orumako Customary Landowner Area in the Kikori District, Gulf Province, and (2) the Cloudy Bay Customary Landowner Area in the Abau District, Central Province. The size of these land plots are 52,750 hectares and 148,434 hectares respectively. The CCDA recognizes that:

•
The two projects are submitted under the National REDD+ Methodology and Development Guidelines adopted by PNG and have been worked on and submitted to the CCDA by Hop2it as the REDD+ qualified Proponent, and with the Natural Forest Standard (“NFS”) in the United Kingdom as the Creditor, who have provided preferred Verification Validation Body (“VVB”) to Hop2it, to vet and work with to harvest Carbon Credit Units.
•
The two parties, Hop2it and NFS, are working on completing the Project Design Documents (“PDD”), which will qualify NFS for Permit Issuance by the CCDA, once the PNG moratorium on new REDD+ projects (which has been in place since March 2022) is lifted.

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

Distribution of carbon credit sales revenue. The net proceeds, after deduction of operating expenses and disbursements, are split between the parties at a pre-agreed percentage. Typically, 20% to 60% of the net proceeds will be distributed to us with the rest 80% to 40% distributed to landowner clients and project officers (if any) as a whole.

Payment schedule. Our landowners clients and we agree to a guaranteed base price set for an initial term. We arrange to make payments within three working days of the initial deposit made by the government or from international exchange market or direct sales buyers. When profits generated from the carbon abatement projects exceed the base price by a pre-agreed percentage, our landowner clients will receive additional payment.

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

Furthermore, our batteries, with the X-SEPA separator fitted in, are found to be high heat resistant, have high reliability in abnormal conditions and a near doubling of lifespan of other batteries. Capacity retention of our battery with X-SEPA separator only falls to 60% after 7,300 cycles, at an operating temperature of 25 degrees Celsius and a 1C rate, whereas a battery without X-SEPA separator drops to 60% retention after 3,300 cycles in the same condition. If the operating temperature goes up to 45 degrees Celsius, our battery falls to 60% retention after 3,600 cycles whilst the other can last only 1,450 cycles. In a recent testing at 60 degrees Celsius, our battery was able to reach 2,000 cycles before retention capacity dropped to 80%, which was approximately five times of the cycles achievable by other batteries. Nail penetration testing on the battery cell with a conventional separator had resulted in thermal runaway and venting, corresponding to European Council for Automotive R&D (“EUCAR”) hazard level 4, while testing on the battery cell equipped with our X-SEPA separator did not result in thermal runaway and produced no smoke or flame, corresponding to EUCAR hazard level 2.

The high uniform porosity of X-SEPA separator also makes it highly suitable for lithium-metal anode, solid-electrolyte batteries. A lithium-metal anode battery sample was developed and tested in July 2020, with successful achievement of 200 cycles for 400Wh/kg energy density. We expect the mass production of single layer separator to begin in the fourth quarter of 2024, and 3-layer samples have been provided for client testing since February 2023. Mass manufacturing of 3-layer separator is targeted to commence in the fourth quarter of 2024. The manufacturing of X-SEPA separators is expected to be carried out by 3DOM Alliance and OEMs.

Below is a diagram showing the differences between conventional batteries and our batteries using X-SEPA separators:

Lithium Manganese Iron Phosphate (LMFP) Cathode

Lithium iron phosphate (LFP) batteries are increasingly used in place of nickel cobalt aluminum (NCA) and nickel manganese cobalt (NMC) batteries which are more expensive, but LFP batteries have the disadvantage of lower energy density. In 2014, 3DOM Alliance developed a battery using a cathode fabricated with lithium-manganese-iron-phosphate (LMFP), which has more energy density and cost less, as compared with LFP batteries. Our LMFP batteries developed by 3DOM Alliance have about 30% higher energy density than LFP batteries and a lifespan of about 6,000 cycles compared to 3,000 cycles for third party LFP batteries. Although the average cost of our LMFP batteries is higher than that of the LFP batteries, due to the much longer lifespan, cost of our LMFP batteries per cycle is about 35% lower. We expect to commence commercialization of the LMFP cathode in the fourth quarter of 2024.

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

We entered into an exclusive, irrevocable license-in agreement with 3DOM Alliance, on November 22, 2022, enabling us to manufacture our battery products with 3DOM Alliance’s cutting-edge technologies. Pursuant to our agreement, 3DOM Alliance granted us certain of its proprietary and licensed-in patents and other intellectual properties, as well as confidential know-how and other information, relating to, among others, battery cascade use, battery management system, battery cell and pack module, leasing with carbon credit, business model task distribution equipment, battery unit, electronic equipment control equipment communication terminals and electronic equipment, degradation-based billing prediction, and degradation- based billing forecasting (“3DOM IP Rights”).

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

Termination: Either party can terminate the license-in agreement when the other party fails to pay any amounts when due with a thirty (30) days’ written notice, or when the other party fails to perform any obligation and fails to cure within the sixty (60) days’ notice period. Upon the occurrence of any aforementioned event of default, the non-defaulting party shall deliver to the defaulting party a written notice of intent to terminate, such termination shall be effective upon the date set forth in such notice. 3DOM Alliance may also terminate the license-in agreement with a written notice upon our bankruptcy or insolvency.

Assignment: Any and all assignments of the license-in agreement or any granted rights by us are void, except for assigning (i) to any of our affiliates, or (ii) as expressly permitted under the agreement.

Upfront payment: We are obligated to pay a one-off, refundable upfront payment of $30 million licensing fee to 3DOM Alliance. Such upfront payment shall be credited against any royalties under the agreement such that the amount of the upfront payment shall be deducted from the royalties when due and payable. In the event that the upfront payment has any remaining amount after the last deduction from the royalties at the end of a five- year period from the last instalment of the upfront payment, the remaining unutilized amount shall be refunded to us at our request. Pursuant to a supplemental agreement to the license-in agreement dated May 10, 2023 (the “Supplemental Agreement”), the upfront payment shall be payable over a series of instalments after the consummation of the Business Combination, in such amounts and pursuant to such repayment schedule as may be agreed between 3DOM Alliance and us. Both parties shall negotiate the installment plan in good faith, taking into consideration our working capital needs as well as our liquidity and available capital resources after the consummation of the Business Combination.

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

Royalty-free license to improvements: We shall own all the rights of the improvements to the Licensed Products it creates (the “Improvements”) to the extent that such Improvements are not contained within the scope of 3DOM IP Rights. We granted to 3DOM Alliance a non-exclusive, royalty- free license of the Improvements, strictly for 3DOM Alliance’s non-commercial research purposes, without limitation as to time or geographic area, with the right for 3DOM Alliance to sublicense to other non-profit institutions for their non-commercial research purposes.

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

Customers

We currently do not have any customers as we have yet to commercialize our leasing services and other services. Our business primarily targets commercial transportation companies as well as renewable power plants and other power plants requiring grid-stabilization and backup power, that have environmental concerns, sustainability goals, and zero-emission mission. Based on our estimates of the market conditions and our operation status, we expect to commence our leasing business in the fourth quarter of 2024.

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

Carbon Abatement Solutions and Carbon Credit Market

In addition, we are also generating and providing carbon credits to companies who are under the pressure to decarbonize their business operations, such as logistics companies. See “— Carbon Abatement Solutions and Carbon Credit Sales” for more details.

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

Name	Jurisdiction	% of Ownership Interest Held by the Company
noco-noco Australia Pty Ltd.	Australia	52%

* Other subsidiaries of the Company, including PNAC, have been omitted because, in the aggregate, they would not be a “significant subsidiary” as defined in rule 1-02(w) of Regulation S-X as of the completion of the Business Combination.

D.
Property, Plants and Equipment

Our registered office is at 89 Nexus Way, Camana Bay, Grand Cayman, KY1-9009, Cayman Islands, and our principal executive office is 4 Shenton Way, #04-06 SGX Centre II, Singapore 068807, with a total area of 2,432 square feet. The lease will expire on September 14, 2024.

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

Recent Developments

Recent events impacting our business are as follows:

Business Combination

We consummated the Business Combination on August 25, 2023. Our Ordinary Shares and Warrants commenced trading on the Nasdaq on August 28, 2023, under the symbols “NCNC” and “NCNCW”, respectively.

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

Our ability to procure new contracts with landowners

The key factor driving the demand for carbon credits is the global push towards decarbonization, driven by governmental and supra national bodies, such as the United Nations. As more and more nations start to adopt or even accelerate the setting of standards for compliance towards zero carbon emissions, the demand for carbon credits is anticipated to surge. Carbon credit prices have been in an uptrend since 2007 and, aside from minor short-term fluctuations, are likely to continue the long-term uptrend. This will mean higher earnings from our carbon credit sales. Therefore, our ability to procure and sign new contracts with landowners to increase credits generations is highly dependent on our reputation and expertise in this industry. As such, our business is subject to adverse events which may cause damage, whether real or perceived, to our reputation. For more information, see the section entitled “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business and Industry” in this Report.

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

Capital Needs

We have incurred net loss and negative cash flows from operations for the years ended June 30, 2023 and 2022, respectively. Assuming we experience no significant delays in the commercialization of our business, we believe that our cash resources are sufficient to fund our marketing activities and manufacturing of battery products through OEMs. For more information, see “— Liquidity and Capital Resources.”

Government Regulatory and Compliance

There are government regulations pertaining to battery safety, transportation of batteries, use of batteries in vehicles, product liabilities and disposal of hazardous materials. We will ultimately have to comply with these regulations to lease our battery products. In addition, changes in national or global regulations may affect the demand for credits or our ability to generate credits. Hence, we are constantly keeping abreast of current or potential changes in regulations, and where possible, engage with the regulators in order to understand or anticipate potential headwinds that may affect our business. See the section entitled “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business and Industryy” in this Report for the risks that may affect our business, and “— Government Regulations” for details of the regulations that are applicable to our business operations.

Basis of Presentation

Our financial statements have been prepared in conformity with U.S. GAAP in U.S. dollars. For more information about our basis of presentation, refer to Note 3 to our accompanying audited financial statements as of and for the years ended June 30, 2023 and 2022.

Significant Accounting Policies and Estimates

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand and demand deposit with banks, which are unrestricted as to withdrawal and use, and which have original maturities of three months or less when purchased.

Deposit, Upfront Payment and Other Receivables

Security deposits paid for office lease are accounted for as deposits. Amounts paid in advance for future expenses are accounted for as prepaid expenses. Goods and service tax refunds are accounted for as other receivables. We expect that the result of adopting current expected credit loss model (“CECL”) is immaterial to other receivables.

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

Deferred Tax Asset Allowance

Deferred tax assets are recognized for tax losses not yet used and temporary deductible differences. As those deferred tax assets can only be recognized to the extent that it is probable that future taxable profit will be available against which the unused tax credits can be utilized, management’s judgement is required to assess the probability of future taxable profits. Management’s assessment is constantly reviewed and additional deferred tax assets are recognized if it becomes probable that future taxable profits will allow the deferred tax asset to be recovered.

Share-based compensation transaction

The Company measures the cost of equity-settled transactions by reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based compensation transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the stock option, volatility and dividend yield and making assumptions about them. The fair value of the ordinary shares was determined by obtaining quoted prices over-the-counter market based on the latest transacted price of the Company shares that were sold.

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

Comparative Information

Certain items in prior years consolidated financial statements have been reclassified to conform to the current period’s presentation to facilitate comparison.

Recent Accounting Pronouncements

In June 2016, the Financial Accounting Standards Board (the “FASB”) issued Accounting Standard Update No. 2016-13, Financial Instruments — Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments. This standard requires a financial asset (or group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial asset(s) to present the net carrying value at the amount expected to be collected on the financial asset. We adopted the new standard effective January 1, 2023 and the adoption of this guidance did not have a material impact on our financial statements.

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

Operating expenses

Our operating expenses primarily consist selling, general and administrative expenses. Our selling, general and administrative expenses consist primarily of stock-based compensation, directors’ remuneration, payroll and related cost, expenses incurred for depreciation of office equipment, and costs incurred for outside contractor and professional service fees, audit and compliance expenses, legal, accounting and other advisory services. For the years ended June 30, 2023 and 2022, we incurred total operating expenses of $16.8 million and $1.1 million, respectively.

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

Other income/(expense)

Other income/(expense) comprises of (i) other income, including a one-off sale of batteries to a business partner and COVID-19 government grant, (ii) other expense, including costs incurred from the one-off sale of batteries, and (iii) foreign exchange gain. For the years ended June 30, 2023 and 2022, we generated total other income of $49,084 and $11,828, respectively.

Results of Operations

The following table sets forth a summary of our results of operations for the periods indicated.

	For the Years Ended June 30,
	2023	2022
Operating expenses:
Research and development	$—	$137,412
Selling, general and administrative expenses	16,840,854	951,239

Total operating expenses	16,840,854	1,088,651

Loss from operations	(16,840,854)	(1,088,651)
Other income/(expense):
Other income	36,439	11,792
Other expense	(256)	—
Foreign exchange gain	12,901	36

Total other income	49,084	11,828

Net loss	$(16,791,770)	$(1,076,823)

Comparison of Years Ended June 30, 2023 and 2022

Operating expenses. Total operating expenses increased by 1,447% to $16.8 million for the year ended June 30, 2023 from $1.1 million for the year ended June 30, 2022. The increase was primarily due to (i) an increase in selling, general and administrative expenses of $15.9 million, which was attributable to an increase in payroll and related cost associated with the hiring of new employees, and stock-based compensations for services relating to carbon credit expertise.

Other income/(expense). Total other income increased by 315% to $49,084 for the year ended June 30, 2023 from $11,828 for the year ended June 30, 2022. Such increase was primarily because (i) we received an increase in government working labor relief of $36,439, and (ii) exchanges gains of S$12,901.

Net loss. As a result of the foregoing, our net loss increased by 1,459% to $16.8 million for the year ended June 30, 2023 from $1.1 million for the year ended June 30, 2022.

B.
Liquidity and Capital Resources

Historically, our principal sources of liquidity have been financing transactions with investors and loans from our majority shareholder that have provided us with the necessary funds to support our business activities. As of June 30, 2023, we had raised approximately $1.5 million of funding through the issuance of ordinary shares. On August 1, 2020, we issued a promissory note with 3DOM Alliance (the “Note”). The Note provides for borrowings upon our request, on one or more occasions, up to an aggregate of principal amount of S$8.0 million ($5.8 million). No interest shall accrue to any loans under the Note. As of June 30, 2023, we had drawn down an aggregate amount of S$4.8 million ($3.6 million).

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

On August 14, 2023, we entered into a purchase agreement with Arena Business Solutions Global SPC II, Ltd. (“Arena”) as amended from time to time, (the “Purchase Agreement”), pursuant to which, we have the right to sell to Arena up to $150,000,000 of our Ordinary Shares, subject to certain limitations and conditions set forth in the Purchase Agreement, from time to time during the 36-month term of the Purchase Agreement. Sales of our Ordinary Shares pursuant to the Purchase Agreement, and the timing of any sales, are solely and exclusively at our option, and we are under no obligation to sell any securities to Arena under the Purchase Agreement.

As of June 30, 2023, we had cash and cash equivalents of $17,789. Our cash and cash equivalents are primarily denominated in Singapore dollars as well as in local currencies of our Priority Markets. We have yet to generate any revenue from our business operations, and we have not achieved profitable operations or positive cash flows from our operations since inception. Our accumulated deficit aggregated $19.1 million as of June 30, 2023 and we expect to incur substantial losses in future periods. As an early-stage growth company in the pre-commercialization stage of development, the net loss we have incurred since inception are consistent with our strategy and budget.

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

Due to the capital-intensive nature of our business, we expect to sustain substantial operating expenses, without generating sufficient revenues, to cover expenditures for a number of years. Over time, we expect that we will need to raise additional funds through a variety of possible methods, including, but not limited to, entry into joint ventures or other strategic arrangements, the issuance of equity, equity-related or debt securities or through obtaining credit from financial institutions. These funds are expected to finance our principal sources of liquidity and ongoing operating expenses. If we were to require additional funding or otherwise determined it was beneficial to seek additional sources of financing or enter into other arrangements as described above, we believe that our debt-free balance sheet would enable us to access financing on reasonable terms. However, there can be no assurance that such additional capital would be available on attractive terms, if at all, when needed, which could be dilutive to stockholders. We may be forced to decrease our level of investment in product development or scale back our operations. Furthermore, the cost of debt could be higher than anticipated. There can also be no assurance that positive cash flow from operations can be achieved or sustained. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business and Industry — We may need to raise additional funds and these funds may not be available to us when we need them. If we cannot raise additional funds when we need them, our business, prospects, financial condition and operating results could be negatively affected.”

There is no assurance that the plans will be successfully implemented. If the we fail to achieve these goals, we may need additional financing to repay debt obligations and execute our business plan, and we may not be able to obtain the necessary additional capital on a timely basis, on acceptable terms, or at all. In the event that financing sources are not available, or that we are unsuccessful in increasing our gross profit margin and reducing operating losses, we may be unable to implement our current plans for expansion, repay debt obligations or respond to competitive pressures, any of which would have a material adverse effect on our business, financial condition and results of operations and may materially adversely affect our ability to continue as a going concern. See “Item 3. Key Information--D. Risk Factors--Risks Related to Our Business and Industry--The consolidated financial statements accompanying this Report contain disclosures related to our ability to continue as a going concern.”

Our financial statements do not include any adjustments related to the recoverability and classification of recorded assets or the amounts and classification of liabilities or any other adjustments that might be necessary should we be unable to continue as a going concern.

Our financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The realization of assets and the satisfaction of liabilities in the normal course of business are dependent on, among other things, our ability to operate profitably, to generate cash flows from operations, and to pursue financing arrangements to support our working capital requirements.

Working Capital/(Deficit)

	As of June 30,
	2023	2022	Changes	%
Current assets	$455,943	$183,889	$272,054	148%
Current liabilities	760,391	49,612	710,779	1433%
Working capital deficit	$(304,448)	$134,277	$(438,725)	(327)%

Our cash and cash equivalents amounted $17,789 and $81,626 as of June 30, 2023 and 2022, respectively.

As of June 30, 2023, we had total liabilities of $4.4 million, consisting of accruals and other payable of $587,346, amount due to shareholders of $3.6 million and current portion of operating lease liabilities of $173,045 and non-current portion of operating lease liabilities of $36,699.

As of June 30, 2022, we had total liabilities of $1.0 million, which included accruals and other payable of $13,227, amount due to shareholders $1.0 million and current portion operating lease liabilities of $36,385.

As of June 30, 2023, we had a working capital deficiency of $304,448 compared with a working capital surplus of $134,276 as of June 30, 2022.

The increase in the working capital deficiency was due to (i) an increase in accruals and other payables of $574,199, (ii) an increase in current portion of operating lease liabilities of $136,660, partially offset by (iii) an increase in due from promissory note of $333,594.

Cash Flows

The following table summarizes our cash flow data for the year ended June 30, 2023 and 2022.

	Year Ended June 30,
	2023	2022	Changes	%
Cash used in operating activities	$(2,982,778)	$(805,177)	(2,177,601)	270%
Cash used in investing activities	(5,735)	(3,888)	(1,847)	48%
Cash generated from financing activities	3,388,587	873,066	2,515,521	288%
Increase/(decrease) in cash and cash equivalents	400,074	64,001	336,073	525%

Cash used in operating activities

Net cash used in operating activities for the year ended June 30, 2023 was $3.0 million, while our net loss for the same year was $16.8 million. The difference was primarily due to (i) adjustments for non-cash items including depreciation expense of $4,855, stock-based compensation of $13,568,137, loss on disposal of property and equipment of $256 and changes in working capital including (ii) an increase in due from promissory note of $333,594, (iii) an increase in deposits and prepayments of $2,805, and (iv) a decrease in operating lease liabilities of $1,976, partially offset by (v) an increase in accruals and other payables of $574,119.

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

Cash used in investing activities

Net cash used in investing activities for the year ended June 30, 2023 was $5,735, primarily comprising of purchase of computers. Net cash used in investing activities for the year ended June 30, 2022 was $3,888, primarily comprising of purchase of computers.

Cash generated from financing activities

Net cash generated from financing activities primarily consisted of advances from 3DOM Alliance, amounting to $3.4 million and $0.9 million for the years ended June 30, 2023 and 2022, respectively.

Capital Expenditures

Our capital expenditures amounted to $8,888 for the year ended June 30, 2023. These capital expenditures primarily related to the purchase of computers. We expect to continue to make capital expenditures to meet the expected growth in scale of our business and expect that cash generated from our cash and cash equivalents following the Business Combination and cash from operating activities and financing activities may be used to meet our capital expenditure needs in the foreseeable future.

Off-Balance Sheet Commitments and Arrangements

As of June 30, 2023, we did not have any off-balance sheet arrangements, as defined in the rules and regulations of the SEC, that have or are reasonably likely to have a current or future effect on our financial condition, changes in our financial condition, revenue, or expenses, results of operations, liquidity, capital expenditures, or capital resources that are material to investors.

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

Holding Company Structure

noco-noco Inc. is an exempted company with limited liability incorporated in the Cayman Islands on December 28, 2022 with no material operations of its own. We currently conduct our operations primarily through our subsidiaries. As a result, our ability to pay dividends primarily depends upon dividends paid by our subsidiaries. If our existing subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us.

C.
Research and Development, Patents and Licenses

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

D.
Trend Information

Other than as disclosed elsewhere in this annual Report, we are not aware of any trends, uncertainties, demands, commitments or events for the fiscal year ended June 30, 2023 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

E.
Critical Accounting Estimates

For our critical accounting estimates, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Significant Accounting Policies and Estimates.”

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.
Directors and Senior Management

The following table sets forth certain information relating to our executive officers and directors as of the date of this Report. Our board of directors is comprised of six directors.

Name	Age	Position
Mr. Masataka Matsumura	43	Chief Executive Officer and Director
Ms. Mari Matsushita	47	Chief Product Officer and Director
Mr. Yuta Akakuma	38	Head of Business Development and Director
Mr. Ng Wee Kiat (Darren)	48	Chief Financial Officer

Mr. Tatsuo Mori	58	Head of Product Management
Mr. Timothy Lai Wah Teo	71	Independent Director
Mr. Heizo Takenaka	72	Independent Director
Mr. Jean-Francois Raymond Roger Minier	52	Independent Director

Masataka Matsumura has served as a Director on our board of directors as well as our Chief Executive Officer since August 25, 2023. He has served as noco-noco’s chief executive officer, since November 2022, and a director, since October 2022. Mr. Matsumura currently also serves as the representative director and the chief executive officer of 3DOM Alliance since September 2018 where he has served as a director since November 2016. He is also a director of Tesnology Inc. since April 2020 and was a director of BINEX Inc. from May 2021 to January 2023. In addition, he is also serving as the representative director on the board of Quintuple Air Inc., Social Mobility, Inc. and FOREST PINE DESIGN LAB Inc., since November 2019, December 2018 and November 2012, respectively, and has been serving as a non-executive director of Ellebeau Inc. since June 2014. From December 2013 to February 2019, Mr. Matsumura served as a director of Future Science Research Inc., which is one of the principal shareholders of noco-noco. Prior to Future Science Research Inc., he was the creative director of Fujiwara Design Studio S.R.L., and also the representative director and the president of Steadfast Inc. from April 2005 to June 2012. Mr. Matsumura received his bachelor of fine arts degree in fashion design and marketing from American InterContinental University London.

Mari Matsushita has served as a Director on our board of directors since August 25, 2023. She has also been serving as the chief product officer of noco-noco since October 2022 and the general manager of the platform development team of 3DOM Alliance since April 2021. Prior to joining us, Ms. Matsushita previously worked as a product manager at Fourth Valley Concierge Corporation from March 2017 to February 2021 and at Tsuburaya Fields Holdings Inc. from October 2012 to March 2017. From January 2004 to September 2012, Ms. Matsushita was a senior web producer at IMJ Corporation, responsible for digital marketing with data analytics and web integration. She worked at DeeCorp Limited as a market researcher from August 2003 to December 2003. Prior to DeeCorp, Ms. Matsushita worked as a sales and marketing manager at JEPICO Corporation from April 1998 to July 2003. Ms. Matsushita received her bachelor of arts in international legal study from Sophia University in Japan in 1998.

Yuta Akakuma has served as a Director on our board of directors since August 25, 2023. Mr. Akakuma has been the head of business development of noco-noco since November 2022, where he was previously working as a business development manager from May 2022 to October 2022. In addition, Mr. Akakuma has been serving as the managing director and the chief executive officer of 3DOM (Asia) Co., Ltd., a fellow subsidiary of noco-noco, since November 2022. Prior to this, he worked as the general manager of sales and marketing department and joint venture department at Summit Auto Seats Industry from April 2019 to April 2022, during which he also served as director for several subsidiaries of Summit Auto Seats Industry. He also worked at Darwin Summit Corporation Company Limited, as general manager from April 2019 to April 2022, and simultaneously served as the deputy chief executive officer at Faurecia and Summit Interior Systems Thailand Co., Ltd., the chief executive officer at Summit Hirotani Sugihara Co., Ltd. and a director at Summit & Autoneum (Thailand) Co., Ltd., from June 2020 to April 2022. Prior to that, Mr. Akakuma was the deputy managing director at Soltec Thai Co., Ltd from May 2018 to April 2019. Mr. Akakuma founded Sakura Kaigo (Thailand) Co., Ltd. and served as its managing director from November 2013 to April 2018. Before that, he founded Imm & Co., Ltd. and served as managing director from May 2010 to April 2018. Prior to the founding of his own companies, he worked as the Thailand representative office manager at Agilis Inc. from October 2008 to May 2010. Mr. Akakuma received his bachelor of arts degree in environmental and information studies from Keio University in Japan in 2008.

Ng Wee Kiat (Darren) has served as our Chief Financial Officer since September 14, 2023. He has over two decades of leadership experiences in leading banks, fintech companies and private equity firms in Asia, responsible for financial planning and analysis, financial controlling, business transformation, strategy, operations, sales incentive management & analytics and business management. He was recognized amongst the Top 50 CFOs in Southeast Asia in 2022. Prior to joining our Company, Mr. Ng served as the chief financial officer and remains an independent non-executive director in TAKI NETWORK PTE. LTD., a global Web3 fintech company, since March 2022. Prior to that, he worked as the chief performance officer at Clermont Group, an international private equity group, from September 2020 to February 2022. He served as a director and a key member of the regional business development team under the chief operating officer office at SEA (NYSE: SE) from February 2020 to July 2020. He held the positions as the group chief financial officer of OCBC Bank, responsible for the consumer banking and wealth management division, from March 2016 to January 2020; the country head of business finance at HSBC Singapore from October 2009 to February 2016; the head of performance management for consumer, private and business banking (Singapore and Southeast Asia) at Standard Chartered Bank from April 2007 to September 2009; and a vice president of business finance managing the performance of the consumer banking operations across Asia at DBS Bank from August 2004 to April 2007. He also worked as a senior financial analyst in the Ministry of Defence of Singapore from August 2000 to August 2004, after serving as a management executive at PSA International Pte Ltd from July 1999 to August 2000. Mr. Ng received a bachelor of accountancy degree from Nanyang Technological University in Singapore in 1999.

Tatsuo Mori has served as noco-noco’s head of product management since August 25, 2023. Mr. Mori has been serving as the manager of the Skinkoyasu office and the product division manager of 3DOM Alliance since March 2021. He has 30 years’ experience in the battery business. Mr. Mori previously worked at Panasonic Holdings Corporation (“Panasonic”) for more than 28 years from September 1990 to July 2020, serving as product development engineer and plant manager, responsible for overseeing the manufacturing floor and management of the battery manufacturing plant, and then as the president of several Panasonic’s subsidiaries. Prior to Panasonic, he worked at Nichicon Corporation as product development engineer from April 1987 to August 1990. Mr. Mori obtained his bachelor of science in engineering from Chuo University Faculty of Science and Engineering in Japan in 1987.

Timothy Lai Wah Teo has served as an Independent Director on our board of directors since August 25, 2023. He has served as an independent director of noco-noco since August 2021 and is currently serving as a director on the board of Dr Andrew Ng Global Missions Fund, School of the Arts, Singapore (SOTA) and the JurongHealth Fund (JHF). He is also currently an independent director of Pilgrim Partners (Asia) Pte. Ltd. since February 2010 and a director of Sparrow Asset Management Pte. Ltd. since August 2008. From November 2008 to October 2021, Mr. Teo served as an independent non-executive director and the chairman of the audit and risk management committee of the Singapore Exchange listed GuocoLand Limited. From April 1998 to March 2007, Mr. Teo was the director of the Government of Singapore Investment Corporation, in charge of foreign exchange, money market, gold and commodities management. Prior to this, he served as a director of Nuri Holdings Singapore from October 1994 to April 1998. Mr. Teo also worked at JP Morgan for 20 years in various overseas locations at senior management level in global markets department from May 1975 to June 1993. Mr. Teo completed his master of business administrative at Macquarie University in Sydney, Australia in July 1996.

Heizo Takenaka has served as an Independent Director on our board of directors since August 25, 2023. He has served as an independent director of 3DOM Alliance since June 2022. Mr. Takenaka is currently a professor emeritus at Keio University in Japan where he started as an associate professor in April 1990. He is concurrently serving as a visiting associate professor at Harvard University since January 1989 where he started as a visiting scholar in January 1981. In addition, he is also holding positions including research advisor to the Japan Center for Economic Research since December 2010 where he started as a special advisor in December 2006, chairman of the board of academyhills since December 2006, independent director of SBI Holdings, Inc. since June 2016, and member of the board of trustees of the World Economic Forum since June 2007. He was elected to the House of Councilors in July 2004, then resigned from the House of Councilors in September 2006. In April 2001, he was appointed Minister of State for Economic and Fiscal Policy in the Koizumi Cabinet, followed by appointments as Minister of State for Financial Services in September 2002, Minister of State for Privatization of Postal Services in September 2004, and Minister of Internal Affairs and Communications from October 2005 to September 2006. Prior to that, Mr. Takenaka worked at the Japan Development Bank since March 1973 to January 1981. He received a bachelor of arts in economics from Hitotsubashi University in Japan in April 1973 and a Ph.D. in economics from Osaka University in April 1994.

Jean-Francois Raymond Roger Minier has served as an Independent Director on our board of directors since August 25, 2023. Mr. Minier is currently serving as the Asia Pacific regional director of Audere International since April 2022, the joint representative director and co-chief executive officer of Les Rois Mages Japan Co., Ltd. since November 2021, an independent director of DKK Denki Kogyo Co., Ltd. since June 2021, an independent auditor of Amuseum Parks Co., Ltd. since April 2020, a trustee of Ueno Gakuen Educational Foundation and a representative director of ABC Properties Co., Ltd. since March 2017. He previously worked as a managing director and then a senior advisor at Kroll, LLC from April 2020 to March 2022, a corporate project director at Rusal from November 2016 to March 2020, a non-executive director and the head of corporate development in Northeast Asia of First Names Group from November 2016 to October 2017. Mr. Minier had also served as the managing director and Asia head of fund services at Moore Group Limited from November 2013 to October 2016, an advisor to the chairman for international relations at Kyoto Prefectural Union of Agricultural Cooperatives from April 2013 to August 2016, an advisor to the chief executive officer (Japan and Korea) at Buhler Group from November 2013 to December 2015. Prior to that, he worked as an Asia-Pacific advisor at Avisa Partners from September 2009 to October 2013, the chief executive officer of Asia Pacific region and Tokyo branch manager at Dresdner Kleinwort from August 2006 to September 2009, managing director, Tokyo branch manager and head of capital markets in Asia Pacific at Dresdner Kleinwort Wasserstein from August 2001 to July 2006, managing director of global equities at Dresdner Kleinwort Benson from March 1998 to July 2001, head of OTC equity derivatives trading at Natwest Securities from February 1997 to February 1998. Mr. Minier also worked as a vice president and an equity derivatives trader at Morgan Stanley Japan from April 1995 to January 1997, an equity derivatives trader and structurer at Bankers Trust from December 1993 to March 1995, and an equity derivatives trader at Indosuez W.I. Carr from September 1992 to November 1993. Mr. Minier received his master of science in financial mathematics from Ecole Polytechnique in Paris, France in 1992 and completed the Allianz SE executive leadership program at IMD Business School in Shanghai, China in November 2003.

B.
Compensation

For the year ended June 30, 2023, noco-noco paid an aggregate of approximately S$0.2 million in cash compensation and benefits in kind to noco-noco’s executive officers as a group. In Singapore, noco-noco is required by the applicable laws and regulations to make contributions, as employers, to the Central Provident Fund for executive officers who are employed by noco-noco as prescribed under the Central Provident Fund Act. The contribution rates vary, depending on the age of the executive officers, and whether such executive officer is a Singapore citizen or permanent resident (contributions are not required or permitted in respect of a foreigner on a work pass). Save as aforesaid, noco-noco’s executive officers do not receive pension, retirement or other similar benefits, and noco-noco has not set aside or accrued any amount to provide cash benefits to its executive officers. noco-noco paid an aggregate of S$45,000 in cash compensation to its independent directors for the year ended June 30, 2023. noco-noco is not a party to any agreements with its executive officers and directors that provide for benefits upon termination of employment.

Share Incentive Plan

2023 Share Incentive Plan

In February 2023, our board of directors adopted, and in August 2023, our shareholders approved, the noco-noco Inc. 2023 Equity Incentive Plan (the “PubCo Incentive Plan”). As of the date of this Report, under the PubCo 2023 Plan, dividend equivalents, options, restricted shares, restricted share units, share appreciation rights or other rights or benefits to purchase 6,621,822 PubCo Ordinary Shares were outstanding.

The following summarizes the material terms of the PubCo Incentive Plan:

Shares Subject to the PubCo Incentive Plan. Under the terms of the Shareholders’ Agreement, the maximum number of PubCo Ordinary Shares that may be issued under the PubCo Incentive Plan from time to time is five percent (5%) of the fully diluted share capital of PubCo as of the date of determination. The maximum aggregate number of PubCo Ordinary Shares which may be subject to awards under the PubCo Incentive Plan initially shall be an aggregate number equal to 6,961,159 (assuming no redemptions of PNAC public shares). The aggregate number of PubCo Ordinary Shares reserved for awards under the PubCo Incentive Plan will automatically increase on July 1 of each year, for a period of not more than ten (10) years, commencing on July 1 of the year following the year in which the effective date occurs and ending on (and including) July 1, 2033, in an amount equal to five percent (5%) of the total number of PubCo Ordinary Shares outstanding on June 30 of the preceding calendar year. Notwithstanding the foregoing, our board may act prior to July 1 of a given year to provide that there will be no July 1 increase for such year or that the increase for such year will be a lesser number of PubCo Ordinary Shares than provided in the PubCo Incentive Plan.

Plan Administration. Our board of directors itself or any committee delegated by our board of directors will administer the PubCo Incentive Plan. The administrator, among other things, determines the participants to receive awards, when and how awards will be granted, the type of award to be granted, the number of awards to be granted, and the other terms and conditions of each award.

Capitalization Adjustment. In the event that the number of outstanding PubCo Ordinary Shares is changed by a share dividend, recapitalization, share split, reverse share split, subdivision, combination, reclassification or other change in our capital structure affecting PubCo Ordinary Shares without consideration, then in order to prevent diminution or enlargement of the benefits or potential benefits intended to be made available under the PubCo Incentive Plan: (a) the number of PubCo Ordinary Shares reserved for issuance under this Plan, (b) the applicable price per PubCo Ordinary Share and number of PubCo Ordinary Shares subject to outstanding awards will be proportionately adjusted, subject to any required action by the our board of directors or our shareholders and compliance with applicable law; provided, however, that fractions of a PubCo Ordinary Share will not be issued but will either be paid in cash at the fair market value of such fraction of a PubCo Ordinary Share or will be rounded down to the nearest whole PubCo Ordinary Share, as determined by the administrator.

Types of Awards. The PubCo Incentive Plan permits the grants of dividend equivalents, options, restricted shares, restricted share units, and share appreciation rights.

Eligibility. Our employees, directors and consultants or any of our subsidiaries and affiliates are eligible to participate in the PubCo Incentive Plan, except that pursuant to any applicable laws, grants to non-employees are prohibited.

Award Agreements. Awards granted under the PubCo Incentive Plan are evidenced by award agreements confirming the grant of awards.

Conditions of Awards. The administrator determines the provisions, terms and conditions of each dividend equivalent, option, restricted share, restricted share unit, and share appreciation right granted under the PubCo 2023 Plan, including but not limited to the term, timing of grant, and the vesting schedule of the awards.

Transferability. The awards and all rights thereunder are exercisable only by the participants and are not assignable or transferable, unless otherwise permitted in the award agreement.

Termination of Employment. Except as may otherwise be provided by the administrator in an award agreement, a grantee’s rights in all dividend equivalent rights shall automatically terminate upon the grantee’s termination of employment (or cessation of service relationship) with us and our subsidiaries for any reason.

Term; Amendment. Unless suspended or terminated earlier, the PubCo Incentive Plan has a term of ten years from the date it was adopted by our board of directors (or, if earlier, the date it was approved by our shareholders). Our board of directors has the authority to, at any time; (i) terminate or amend the PubCo Incentive Plan in any respect, including without limitation amendment of any form of award agreement or other instrument to be executed pursuant to PubCo Incentive Plan, provided that any amendment or termination that has a material and adverse effect on the rights of grantees shall require their consents; and, (ii) terminate any and all outstanding options or share appreciation rights upon a winding up or liquidation of our company, followed by the payment of creditors and the distribution of any remaining funds to the our shareholders.

C.
Board Practices

Board of Directors

Our board of directors currently consists of six directors, three of which are independent. As a controlled company and foreign private issuer, we have elected to not have a majority of our board consist of independent directors. The Amended and Restated Memorandum and Articles of Association provides that the minimum number of directors shall be three, which may be increased or reduced by ordinary resolution, and the maximum number of directors shall be unlimited unless fixed by ordinary resolution. Except as provided in the Amended and Restated Memorandum and Articles of Association, a director may vote in respect of any contract or transaction in which he/she is interested provided that the nature and extent of the interest of any director in any such contract or transaction is disclosed at or prior to its consideration and any vote thereon, and such director may be counted in the quorum at any meeting of directors at which any such contract or transaction is considered. A director who is interested in a contract or proposed contract with us must declare the nature of his interest at a meeting of the directors or otherwise be made in writing. None of our non-employee director has a service contract with us that provides for benefits upon termination of service.

Board Diversity Matrix

The table below provides certain information regarding the diversity of our board of directors as of the date of this Report, pursuant to Nasdaq’s Board Diversity Rule.

Board Diversity Matrix

Country of Principal Executive Office	Singapore
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	6

	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	1	5
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction		0
LGBTQ+		0
Did Not Disclose Demographic Background		0

Duties of Directors

Under the laws of the Cayman Islands, our directors owe certain fiduciary duties to us, including a duty of loyalty, a duty to act honestly, and a duty to act in good faith in what they consider to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also have a duty to exercise the skills they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances.

In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association as may be amended from time to time. Our company has a right to seek damages against any director who breaches a duty owed to us.

The functions and powers of our board of directors include, among others:

•
convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;
•
declaring dividends and distributions;
•
appointing officers and determining the term of office of officers; and
•
exercising the borrowing powers of our company and mortgaging the property of our company.

Appointment and Removal of Directors

The Amended and Restated Memorandum and Articles of Association does not limit the maximum number of directors, though this number may be fixed by ordinary resolution.

The Amended and Restated Memorandum and Articles of Association provides that first directors shall be appointed in writing by the subscriber or subscribers to the Amended and Restated Memorandum and Articles of Association, or a majority of them, and thereafter, the directors may be appointed and removed by our shareholders by ordinary resolution or by the directors.

The Amended and Restated Memorandum and Articles of Association provides for certain circumstances whereby a director’s office shall be terminated forthwith. Our directors have a fixed term expiring at the next-following general meeting of PubCo unless re-appointed or removed pursuant to the Amended and Restated Memorandum and Articles of Association, and there is no requirement for them to retire by rotation nor to make themselves eligible for re-election. Each director shall remain in office until the end of his/her term or if he or she is removed by ordinary resolution and the office of a director shall be vacated automatically if the director, among other things, (i) he or she is prohibited by the law of the Cayman Islands from acting as a director; (ii) he or she is made bankrupt or makes an arrangement or composition with his/her creditors generally; (iii) he or she resigns his/her office by notice to us; (iv) he or she only held office as a director of our Company for a fixed term and such term expires; (v) in the opinion of a registered medical practitioner by whom he/she is being treated he/she becomes physically or mentally incapable of acting as a director; (vi) he/she is made subject to any law relating to mental health or incompetence, whether by court order or otherwise; (vii) without the consent of the other directors, he/she is absent from meetings of directors for a continuous period of six months; or (vii) is removed from office pursuant to any other provision of the Amended and Restated Memorandum and Articles of Association.

Committees of the Board of Directors

Our board of directors have established an audit committee, a compensation committee, and a nominating and corporate committee. Each committee’s members and functions are described below.

Audit Committee

The audit committee consists of Mr. Timothy Lai Wah Teo, Mr. Heizo Takenaka and Mr. Jean- Francois Raymond Roger Minier. Mr. Timothy Lai Wah Teo is the chairperson of the audit committee and he satisfies the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC. Each of Mr. Timothy Lai Wah Teo, Mr. Heizo Takenaka and Mr. Jean-Francois Raymond Roger Minier satisfies the requirements for an “independent director” within the meaning of the Nasdaq listing rules and the criteria for independence set forth in Rule 10A-3 of the Exchange Act.

The audit committee oversees our accounting and financial reporting processes. The audit committee is responsible for, among other things:

•
overseeing the relationship with our independent auditors, including:
•
appointing, retaining and determining the compensation of our independent auditors;
•
approving auditing and pre-approving non-auditing services permitted to be performed by the independent auditors;
•
discussing with the independent auditors the overall scope and plans for their audits and other financial reviews;
•
reviewing a least annually the qualifications, performance and independence of the independent auditors;
•
reviewing reports from the independent auditors regarding all critical accounting policies and practices to be used by us and all other material written communications between the independent auditors and management; and
•
reviewing and resolving any disagreements between management and the independent auditors regarding financial controls or financial reporting;
•
overseeing the internal audit function, including conducting an annual appraisal of the internal audit function, reviewing and discussing with management the appointment of the head of internal audit, at least quarterly meetings between the chairperson of the audit committee and the head of internal audit, reviewing any significant issues raised in reports to management by internal audit and ensuring that there are no unjustified restrictions or limitations on the internal audit function and that it has sufficient resources;
•
reviewing and recommending all related party transactions to our board of directors for approval, and reviewing and approving all changes to our related party transactions policy;
•
reviewing and discussing with management the annual audited financial statements and the design, implementation, adequacy and effectiveness of our internal controls;
•
overseeing risks and exposure associated with financial matters; and
•
establishing and overseeing procedures for the receipt, retention and treatment of complaints received from our employees regarding accounting, internal accounting controls or audit matters and the confidential, anonymous submission by our employees of concerns regarding questionable accounting, auditing and internal control matters.

Compensation Committee

The compensation committee consists of Mr. Heizo Takenaka, Mr. Jean-Francois Raymond Roger Minier and Mr. Masataka Matsumura. Mr. Heizo Takenaka is the chairperson of the compensation committee. Each of Mr. Heizo Takenaka and Mr. Jean-Francois Raymond Roger Minier satisfies the requirements for an “independent director” within the meaning of the Nasdaq listing rules. As a controlled company and foreign private issuer, we have elected to not have our compensation committee consist of entirely independent directors.

The compensation committee is responsible for, among other things:

•
reviewing at least annually the goals and objectives of our executive compensation plans, and amending, or recommending that our board of directors amend, these goals and objectives if the committee deems it appropriate;
•
reviewing at least annually our executive compensation plans in light of our goals and objectives with respect to such plans, and, if the committee deems it appropriate, adopting, or recommending to our board of directors the adoption of, new, or the amendment of existing, executive compensation plans;
•
evaluating at least annually the performance of our executive officers in light of the goals and objectives of our compensation plans, and determining and approving the compensation of such executive officers, provided that Mr. Masataka Matsumura shall not participate in such determination and approval relating to him personally;
•
evaluating annually the appropriate level of compensation for our board of directors and committee service by non-employee directors;
•
reviewing and approving any severance or termination arrangements to be made with any of our executive officers, provided that Mr. Masataka Matsumura shall not participate in such determination and approval relating to him personally; and
•
reviewing perquisites or other personal benefits to our executive officers and directors and recommend any changes to our board of directors; and administering our equity plans.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Mr. Heizo Takenaka, Mr. Timothy Lai Wah Teo and Mr. Masataka Matsumura. Each of Mr. Heizo Takenaka and Mr. Timothy Lai Wah Teo satisfies the requirements for an “independent director” within the meaning of the Nasdaq listing rules. Mr. Heizo Takenaka is chairperson of the nominating and corporate governance committee. As a controlled company and foreign private issuer, we have elected to not have our nominating and corporate governance committee consist of entirely independent directors.

The nominating and corporate governance committee assists our board of directors in evaluating nominees to our board of directors and its committees. In addition, the nominating and corporate governance committee will be responsible for, among other things:

•
reviewing annually with our board of directors the characteristics such as knowledge, skills, qualifications, experience and diversity of directors;
•
overseeing director training and development programs; and
•
advising our board of directors periodically with regards to significant developments in the law and practice of corporate governance as well as compliance with applicable laws and regulations, and making recommendations to our board of directors on all matters of corporate governance and on any remedial action to be taken.

Code of Business Conduct and Ethics

We have adopted a Code of Business Conduct and Ethics applicable to our directors, officers and employees. We seek to conduct business ethically, honestly, and in compliance with applicable laws and regulations. Our Code of Business Conduct and Ethics sets out the principles designed to guide our business practices with integrity, respect and dedication. The code applies to all directors, officers, employees and extended workforce, including our directors and executive officers. We expect our suppliers, contractors, consultants, and other business partners to follow the principles set forth in its code when providing goods and services to us or acting on our behalf.

Employment Agreements and Indemnification Agreements

We have entered into an employment agreement with each of our executive officers. The employment of the executive officers under these employment agreements is for an indefinite period, but may be terminated by us for cause at any time without advance notice or for any other reason by giving prior written notice or by paying certain compensation, and the executive officer may terminate his or her employment at any time by giving us prior written notice. The employment agreements with the executive officers also include confidentiality and non-disclosure restrictions and non-competition and non-solicitation restrictions that apply during employment and for certain periods following termination of employment.

We have entered into indemnification agreements with each of our directors. Under these agreements, we may agree to indemnify our director against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director of us.

D.
Employees

As of June 30, 2023, we had 12 employees based primarily in Singapore, all of which were full-time employees. A majority of our employees are engaged in business development, operations, finance, and administration. None of our employees is either represented by a labor union or subject to a collective bargaining agreement. We enter into non-competition, non-solicitation and confidentiality agreements or service agreement or employment agreement that contains non-competition, non-solicitation and confidentiality clauses with our employees.

E.
Share Ownership

Please see “Item. 7 Major Shareholders and Related Party Transactions” below.

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

As of the date of this Report, there are 135,430,452 Ordinary Shares issued and outstanding.

Unless otherwise indicated, we believe that all persons named in the table below have sole voting and investment power with respect to all shares of voting shares beneficially owned by them.

	Ordinary Shares Beneficially Owned Immediately After Closing of the Business Combination
Name of Beneficial Owner	Ordinary Shares	% of Total Ordinary Shares
Directors and Executive Officers(1)
Masataka Matsumura(2)	55,427,248	40.9
Mari Matsushita	—	—
Yuta Akakuma	—	—
Ng Wee Kiat (Darren)	—	—
Tatsuo Mori	—	—
Timothy Lai Wah Teo	—	—
Heizo Takenaka	—	—
Jean-Francois Raymond Roger Minier	—	—
All executive officers and directors as a group (eight individuals)	55,427,248	40.9
5.0% Shareholders
3DOM Alliance(3)	90,918,596	67.1
Future Science Research(4)	9,331,520	6.9

(1)
The business address for the directors and executive officers of the Company will be 4 Shenton Way, #04-06 SGX Centre II, Singapore 068807.

(2)
Represents shares beneficially owned by Mr. Masataka Matsumura through 3DOM Alliance and Future Science Research.
(3)
Consists of 90,918,596 Ordinary Shares directly held by 3DOM Alliance, a company incorporated under the laws of Japan, which is the majority shareholder of the Company. Mr. Masataka Matsumura is the largest shareholder of 3DOM Alliance, who holds 50.7% its equity interests, as well as the Chief Executive Officer and a Director of the Company.
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

B.
Related Party Transactions

Promissory Note

On August 1, 2020, noco-noco issued a promissory note to 3DOM Alliance (the “Note”). The Note provides for borrowings upon the request of noco-noco, on one or more occasions, up to the principal amount of S$1.0 million ($0.7 million). The principal amount was extended to S$3.0 million ($2.2 million) on January 23, 2023, and further extended to S$8.0 million ($5.8 million) on February 6, 2023. No interest shall accrue to any loans under the Note. There are no payment schedules under the Note; however, the Note must be repaid upon 3DOM Alliance’s request or certain events of default. As of June 30, 2023, we had drawn down an aggregate amount of S$4.8 million ($3.6 million).

Issuance of Shares pursuant to Debt-to-Equity Swaps

On October 22, 2021, noco-noco allotted and issued 15,478 new ordinary shares in its capital, at $100 per share, to 3DOM Alliance, pursuant to a debt-to-equity swap which both parties agreed to convert noco-noco’s debt of $1.5 million owed to 3DOM Alliance into new ordinary shares in the capital of noco-noco.

On July 15, 2022, noco-noco allotted and issued another 759 new ordinary shares in its capital, at the issue price of $1,041.22, to 3DOM Alliance, pursuant to another debt-to-equity swap which both parties agreed to convert noco-noco’s debt of $0.8 million owed to 3DOM Alliance into new ordinary shares in the capital of noco-noco.

2021 License-in Agreement

On August 18, 2021, noco-noco entered into an exclusive, irrevocable license-in agreement (the “2021 license-in agreement”) with 3DOM Alliance. Pursuant to the agreement, 3DOM Alliance granted a license to certain of its proprietary patents, trademarks and other intellectual properties to noco-noco, in return for royalties of the sum equal to 1.5% of noco-noco’s revenue. The 2021 license-in agreement was amended once on August 29, 2022 and was terminated on November 22, 2022.

License-in Agreement

On November 22, 2022, noco-noco entered into a new exclusive, irrevocable license-in agreement with 3DOM Alliance. Pursuant to such agreement, 3DOM Alliance granted noco-noco the exclusive rights to utilize certain of its proprietary and licensed-in patents and other intellectual property, as well as confidential yet critical know-how and other information for a perpetual term, in return for quarterly royalties equal to three percent (3%) of the gross profit generated using each of 3DOM IP Rights. In addition, noco-noco is obligated to pay a one-off, refundable upfront payment of $30 million licensing fee to 3DOM Alliance. Such upfront payment shall be credited against any royalties under the agreement such that the amount of the upfront payment shall be deducted from the royalties when due and payable. In the event that the upfront payment has any remaining amount after the last deduction from the royalties at the end of a five-year period from the last instalment of the upfront payment, the remaining unutilized amount shall be refunded to us at our request. Pursuant to a supplemental agreement to the license-in agreement dated May 10, 2023 (the “Supplemental Agreement”), the upfront payment shall be payable over a series of instalments after the consummation of the Business Combination, in such amounts and manner, and pursuant to such repayment schedule as may be agreed between 3DOM Alliance and us. Both parties shall negotiate the instalment plan in good faith, taking into consideration our working capital needs as well as our liquidity and available capital resources after the consummation of the Business Combination. As of the date of this Report, we had not paid any upfront payments to 3DOM Alliance yet. See “Business — Relationship with 3DOM Alliance” for more details.

Employment Agreements and Indemnification Agreements

See the section headed “Item 6. Directors, Senior Management and Employees — C. Board Practices — Employment Agreements and Indemnification Agreements.”

Lock-up Agreements

Prior to the consummation of the Business Combination, PNAC, PubCo, PNAC Initial Insiders (as defined in the Lock-up Agreement), and certain of the shareholders of noco-noco entered into a lock-up agreement (the “Lock-up Agreement”), pursuant to which the Initial Insiders and certain shareholders of noco-noco agreed not to sell, assign, offer to sell, contract or agreement to sell, hypothecate, pledge, grant of any option to purchase or otherwise dispose of or agreement to dispose of, directly or indirectly, or establishment or increase of a put equivalent position or liquidation with respect to or decrease of a call equivalent position within the meaning of Section 16 of the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Commission promulgated thereunder with respect to, any of the Lock-up Shares (as defined in the Lock-up Agreement); (b) entry into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any of the Lock-up Shares, whether any such transaction is to be settled by delivery of such Lock-up Shares, in cash or otherwise; (c) make public announcement of any intention to effect any transaction specified in clause (a) or (b) above; or (d) engage in any short sales (as defined in the Lock-up Agreement) with respect to any security of PubCo, for a period of six months following the Share Exchange Closing Date with respect to PNAC Founder Shares and PubCo Ordinary Shares that certain shareholders of noco-noco will receive in connection with the Share Exchange, and for a period of 30 days following the Share Exchange Closing Date with respect to PNAC Private Shares and Working Capital Loan Shares, if any. Such lock-up period may end earlier if certain conditions occur as provided in the Lock-up Agreement. The lock-up restrictions imposed on 3DOM and Future Science Research Inc. (“FSR”, together with 3DOM, the “Holders”) were waived by us on and effective from September 29, 2023, as the Holders desire to pledge all or a portion of their Lock-up Shares for the purpose of obtaining financing by third party lender(s) (the “Financing”), the proceeds of which will be used in accordance with the requirements set out in the definitive documents for the Financing.

Registration Rights Agreement

PubCo and certain holders of PubCo Ordinary Shares entered into a Registration Rights Agreement, effective upon the Closing pursuant to which, among other things, PubCo agreed to undertake certain resale registration obligations in accordance with the Securities Act and the holders have been granted certain demand and piggyback registration rights.

As provided in the Registration Rights Agreement, PubCo must upon the demand of the registration rights holders, use reasonable efforts to cause to be declared effective as soon as practicable thereafter, a registration statement for a registration on Form F-1 (“Form F-1”) covering the resale of all registrable securities held by the holders of registration rights on a delayed or continuous basis. Following the filing of the Form F-1, PubCo has agreed to use reasonable efforts to convert the Form F-1 to a shelf registration on Form F-3, and/or to file and cause to become effective a shelf registration on Form F-3, as soon as practicable and in any event after PubCo is eligible to use Form F-3. A majority-in-interest of the Demanding Holders (as defined in the Registration Rights Agreement), may, subject to certain limitations described in the Registration Rights Agreement, make demand for an underwritten offering of all or any portion of their registrable securities pursuant to the registration statement, up to certain number of times depending on the type of registrable securities that such holder holds; provided that PubCo will not be required to effectuate (i) with respect to any Tranche A Registrable Securities (as defined in the Registration Rights Agreement), more than an aggregate of one (1) registration pursuant to a demand registration, (ii) with respect to any Tranche B Registrable Securities (as defined in the Registration Rights Agreement), more than an aggregate of one (1) registration pursuant to a demand registration, (iii) with respect to any Tranche C Registrable Securities (as defined in the Registration Rights Agreement), more than an aggregate of one (1) registration pursuant to a demand registration, and (iv) with respect to any Tranche D Registrable Securities (as defined in the Registration Rights Agreement), more than an aggregate of one (1) registration pursuant to a demand registration; provided, however, that a registration shall not be counted for such purposes unless a Form F-1 or any similar long-form registration statement that may be available at such time has become effective and all of the registrable securities requested by the requesting holders to be registered on behalf of the requesting holders in such Form F-1 registration have been sold, in accordance with the Registration Rights Agreement. In addition, holders of registrable securities have certain “piggy-back” registration rights with respect to registration statements filed after the expiration of any lock-up to which such securities are subject pursuant to any Lock-Up Agreement, with certain customary exceptions. PubCo will bear all costs and expenses incurred in connection with the filing of any such registration statements.

Payoff Letter

On October 10, 2023, the Company entered into a payoff letter agreement (the “Payoff Letter”) with PNAC, PNCPS and WestPark Capital, Inc. (“WestPark”), in connection with: (i) the engagement letter entered into by and among PNAC, PNCPS and WestPark as of October 25, 2022 (the “Financial Advisory Engagement”), (ii) the engagement letter entered into by and between PNAC and PNCPS as of October 25, 2022 (as amended by an amendment dated January 31, 2023 setting forth the compensation therefor, the “Business Combination Advisory Engagement”) and (iii) the placement agent agreement entered into by and between PNAC and PNCPS as of April 30, 2023 (the “Placement Agent Agreement,” together with Financial Advisory Engagement and Business Combination Advisory Engagement, the “Prime Agreements”). Pursuant to the Payoff Letter, the Company would undertake certain amounts and obligations to PNCPS and WestPark (the “Payoff Amount”) under the Prime Agreements in connection with and as a result of the Business Combination. Each of PNCPS and WestPark agreed to equitize the entire Payoff Amount by subscribing for (including having its designated person subscribe for) such number of the Company’s ordinary shares (the “Payoff Shares”), among others under the Payoff Letter. Upon the execution and delivery of the Payoff Letter, the Prime Agreements were terminated automatically without further force and effect and any claims thereunder should be released.

Equity Incentive Plans

See “Item 6. Directors, Senior Management and Employees — B. Compensation — Share Incentive Plan.”

C.
Interests of Experts and Counsel

None.

ITEM 8. FINANCIAL INFORMATION

A.
Consolidated Statements and Other Financial Information

Financial Statements

Consolidated financial statements have been filed as part of this Report. See Item 18 “Financial Statements.”

Legal Proceedings

From time to time, we may become involved in additional legal proceedings arising in the ordinary course of its business. We are currently involved in a civil litigation (the "Litigation") in Singapore relating to an alleged breach of a share swap agreement, pursuant to which, subject to certain condition precedents by the claimant, we would engage in a share swap (the “Share Swap”) with the claimant where we will hold 24% of the claimant’s total equity interests and the claimant would hold 8% (the “Minority Interests”) of our total equity interests. In the Litigation, the claimant alleges that we have substantially breached the contract by not performing the Share Swap, and demands, inter alia, that the court orders specific performance of the Share Swap. On October 31, 2023, with respect to the Litigation, we entered into a settlement agreement with the claimant under which, among others, that (i) the claimant and us have irrevocably and unconditionally agreed to a full and final settlement of any Claims (as defined therein), (ii) the claimant and us have further agreed to unconditionally and absolutely discharge and release each other, its affiliates and other Released Persons (as defined therein) with immediate effect from any and all Claims, and (iii) all parties involved in the litigation shall discontinue its respective legal proceeding under the Litigation with no order as to costs and shall file the Notice of Discontinuance within a stipulated period of time, and bear its own costs in relation to the Litigation, the mediation and the settlement. The Share Swap is therefore voided and our shareholding structure will not be affected under such settlement

Dividend Policy

We may declare dividends on our Ordinary Shares from time to time. The declaration, payment and amount of any future dividends will be made at the discretion of our board of directors and will depend upon, among other things, the results of operations, cash flows and financial condition, operating and capital requirements, and other factors as our board of directors considers relevant. There is no assurance that future dividends will be paid, and if dividends are paid, there is no assurance with respect to the amount of any such dividend.

Our board of directors has complete discretion in deciding whether to distribute dividends, subject to certain restrictions under Cayman Islands law, namely that our Company may only pay dividends out of profits or share premium, and provided always that in no circumstances may a dividend be paid if this would result in the Company being unable to pay its debts as they fall due in the ordinary course of business. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Even if our board of directors decides to pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors.

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

D.
Selling Shareholders

Not applicable.

E.
Dilution

Not applicable.

F.
Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.
Share Capital

As of the date of this Report, there were 135,430,452 Ordinary Shares that were outstanding and issued.

B.
Memorandum and Articles of Association

The memorandum and articles of association of the Company effective as of August 25, 2023, i.e. the Amended and Restated Memorandum and Articles of Association, are filed as part of this Report.

A summary of material terms of the articles of association of the Company is set forth in Exhibit 2.3 to this Report entitled “Description of Securities Registered under Section 12 of the Securities Exchange Act of 1934”.

C.
Material Contracts

Other than in the ordinary course of business and other than those described in “Explanatory Note,” “Item 4. Information on the Company,” “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions” or elsewhere in this annual report, including the below, we have not entered into any material contract during the two years immediately preceding the date of this annual report:

On August 13, 2023, we entered into a Forward Purchase Agreement (the “Forward Purchase Agreement”) with (i) Meteora Capital Partners, LP (“MCP”), (ii) Meteora Select Trading Opportunities Master, LP (“MSTO”), and (iii) Meteora Strategic Capital, LLC (“MSC” and, collectively with MCP and MSTO, the “Seller”) for an OTC Equity Prepaid Forward Transaction. On October 26, 2023, we further entered into a Forward Purchase Agreement Confirmation Amendment with the Seller to amend certain terms of the Forward Purchase Agreement.

On August 14, 2023, we entered into a purchase agreement (the “Purchase Agreement”) with ARENA BUSINESS SOLUTIONS GLOBAL SPC II, LTD on behalf of and for the account of SEGREGATED PORTFOLIO #9 – SPC #9 (“Arena”), which provides that, upon the terms and subject to the conditions and limitations set forth therein, we have the right to direct Arena to purchase up to an aggregate of $150,000,000 of PubCo Ordinary Shares over the 36-month term of the Purchase Agreement. On September 18, 2023, we entered into Amendment No.1 to the Purchase Agreement to amend certain terms of the Purchase Agreement. A summary of material terms and full text of such agreements is set forth in the Registration Statement on Form F-1 filed with the SEC on September 19, 2023, which is incorporated herein by reference.

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

E.
Taxation

Material United States Federal Income Tax Considerations

The following is a discussion of certain material U.S. federal income tax considerations generally applicable to the acquisition, ownership, and disposition of Ordinary Shares by a “U.S. Holder.” This discussion applies only to Ordinary Shares that are held by a U.S. Holder as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not describe all U.S. federal income tax considerations that may be relevant to a U.S. Holder in light of such U.S. Holder’s particular circumstances, nor does it address any state, local, or non-U.S. tax considerations, any non-income tax (such as gift or estate tax) considerations, the alternative minimum tax, the special tax accounting rules under Section 451(b) of the Code, the Medicare contribution tax on net investment income, or any tax consequences that may be relevant to U.S. Holders that are subject to special tax rules, including, without limitation:

•
banks or other financial institutions;
•
insurance companies;
•
mutual funds;
•
pension or retirement plans;
•
S corporations;
•
broker or dealers in securities or currencies;
•
traders in securities that elect mark-to-market treatment;
•
regulated investment companies;
•
real estate investment trusts;
•
trusts or estates;
•
tax-exempt organizations (including private foundations);
•
persons that hold Ordinary Shares as part of a “straddle,” “hedge,” “conversion,” “synthetic security,” “constructive sale,” or other integrated transaction for U.S. federal income tax purposes;
•
persons that have a functional currency other than the U.S. dollar;
•
certain U.S. expatriates or former long-term residents of the United States;
•
persons owning (directly, indirectly, or constructively) 5% (by vote or value) or more of our shares;
•
persons that acquired Ordinary Shares pursuant to an exercise of employee stock options or otherwise as compensation;
•
partnerships or other entities or arrangements treated as pass-through entities for U.S. federal income tax purposes and investors in such entities;
•
“controlled foreign corporations” within the meaning of Section 957(a) of the Code;
•
“passive foreign investment companies” within the meaning of Section 1297(a) of the Code; and
•
corporations that accumulate earnings to avoid U.S. federal income tax.

If a partnership (including an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds Ordinary Shares, the tax treatment of a partner in such partnership generally will depend on the status of the partner and the activities of the partnership and the partner. Partnerships holding Ordinary Shares should consult their tax advisors regarding the tax consequences in their particular circumstances.

This discussion is based on the Code, the U.S. Treasury regulations promulgated thereunder, administrative rulings, and judicial decisions, all as currently in effect and all of which are subject to change or differing interpretation, possibly with retroactive effect. Any such change or differing interpretation could alter the tax consequences described herein. Furthermore, there can be no assurance that the Internal Revenue Service (the “IRS”) will not challenge the tax considerations described herein and that a court will not sustain such challenge.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of Ordinary Shares, that is, for U.S. federal income tax purposes:

•
an individual who is a U.S. citizen or resident of the United States;
•
a corporation (including an entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;

•
an estate the income of which is subject to U.S. federal income taxation regardless of its source; or
•
a trust (i) if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more “United States persons” within the meaning of Section 7701(a)(30) of the Code have the authority to control all substantial decisions of the trust or (B) that has in effect a valid election under applicable U.S. Treasury regulations to be treated as a United States person.

THIS DISCUSSION IS FOR GENERAL INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. U.S. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE TAX CONSEQUENCES OF THE ACQUISITION, OWNERSHIP, AND DISPOSITION OF ORDINARY SHARES IN THEIR PARTICULAR CIRCUMSTANCES.

Distributions on Ordinary Shares

Subject to the PFIC rules discussed below under “—Passive Foreign Investment Company Rules,” distributions on Ordinary Shares generally will be taxable as a dividend for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Such distributions in excess of our current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the applicable U.S. Holder’s adjusted tax basis in its Ordinary Shares. Any remaining excess will be treated as capital gain realized on the sale or other taxable disposition of the Ordinary Shares and will be treated as described below under “—Sale or Other Taxable Disposition of Ordinary Shares.” Notwithstanding the foregoing, our Company does not intend to maintain calculations of its earnings and profits as determined for U.S. federal income tax purposes. Consequently, distributions generally will be reported as dividend income for U.S. information reporting purposes. Subject to the PFIC rules described below, dividends paid by a non-U.S. corporation generally will be taxed at the preferential tax rates applicable to long-term capital gain of non-corporate taxpayers if (a) such non-U.S. corporation is eligible for the benefits of certain U.S. treaties or the dividend is paid by such non-U.S. corporation with respect to stock that is readily tradable on an established securities market in the United States, (b) the U.S. Holder receiving such dividend is an individual, estate, or trust, and (c) such dividend is paid on shares that have been held by such U.S. Holder for at least 61 days during the 121-day period beginning 60 days before the “ex-dividend date.” If the requirements of the immediately preceding sentence are not satisfied, a dividend paid by a non-U.S. corporation to a U.S. Holder, including a U.S. Holder that is an individual, estate, or trust, generally will be taxed at ordinary income tax rates (and not at the preferential tax rates applicable to long-term capital gains). The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the dividend rules. Any such dividends paid in a currency other than the U.S. dollar generally will be the U.S. dollar amount calculated by reference to the exchange rate in effect on the date of actual or constructive receipt of the dividend payment, regardless of whether the payment is in fact converted into U.S. dollars at that time. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of actual or constructive receipt of the dividend payment.

Taxing jurisdictions other than the United States may withhold taxes from distributions on Ordinary Shares, and a U.S. Holder may be eligible for a reduced rate of withholding to the extent there is an applicable tax treaty between the applicable taxing jurisdiction and the United States and/or may be eligible for a foreign tax credit against the U.S. Holder’s U.S. federal income tax liability. Dividends received generally will be income from non-U.S. sources, which may be relevant in calculating your U.S. foreign tax credit limitation. Such non-U.S. source income generally will be “passive category income”, which is treated separately from other types of income for purposes of computing the foreign tax credit allowable to you. The rules with respect to foreign tax credits are complex and involve the application of rules that depend on a U.S. Holder’s particular circumstances. You should consult your own tax advisor to determine the foreign tax credit implications of owning the Ordinary Shares.

Sale or Other Taxable Disposition of Ordinary Shares

Subject to the PFIC rules discussed below under “—Passive Foreign Investment Company Rules,” upon any sale or other taxable disposition of Ordinary Shares, a U.S. Holder generally will recognize gain or loss in an amount equal to the difference, if any, between (i) the sum of (A) the amount of cash and (B) the fair market value of any other property received in such sale or disposition and (ii) the U.S. Holder’s adjusted tax basis in the Ordinary Shares. Any such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if the U.S. Holder’s holding period for such Ordinary Shares exceeds one year. Long-term capital gain recognized by non-corporate U.S. Holders generally will be taxed at currently preferential long-term capital gains rates. The deductibility of capital losses is subject to limitations. For foreign tax credit purposes, any such gain or loss generally will be treated as U.S. source gain or loss.

If the consideration received by a U.S. Holder upon a sale or other taxable disposition of Ordinary Shares is not paid in U.S. dollars, the amount realized will be the U.S. dollar value of such payment calculated by reference to the exchange rate in effect on the date of such sale or disposition. A U.S. Holder may have foreign currency gain or loss to the extent of the difference, if any, between (i) the U.S. dollar value of such payment on the date of such sale or disposition and (ii) the U.S. dollar value of such payment calculated by reference to the exchange rate in effect on the date of settlement.

U.S. Holders should consult their tax advisors regarding the tax consequences of a sale or other taxable disposition of Ordinary Shares, including the creditability of foreign taxes imposed on such sale or disposition by a taxing jurisdiction other than the United States, in their particular circumstances.

Passive Foreign Investment Company Rules

The U.S. federal income tax treatment of U.S. Holders could be materially different from that described above if we are treated as a PFIC for U.S. federal income tax purposes. In general, a non-U.S. corporation is a PFIC for U.S. federal income tax purposes for any taxable year in which (i) 50% or more of the average value of its assets (generally determined on the basis of a weighted quarterly average) consists of assets that produce, or are held for the production of, passive income, or (ii) 75% or more of its gross income consists of passive income. Passive income generally includes dividends, interest, royalties, rents, investment gains, net gains from the sales of property that does not give rise to any income and net gains from the sale of commodities (subject to certain exceptions, such as an exception for certain income derived in the active conduct of a trade or business). Cash and cash equivalents are generally treated as passive assets. The value of goodwill will generally be treated as an active or passive asset based on the nature of the income produced in the activity to which the goodwill is attributable. For purposes of the PFIC rules, a non-U.S. corporation that owns, directly or indirectly, at least 25% by value of the stock of another corporation is treated as if it held its proportionate share of the assets of the other corporation, and received directly its proportionate share of the income of the other corporation.

Based on the current and projected composition of our income and assets, and the valuation of our assets, including goodwill, we do not expect to become a PFIC in the current taxable year for U.S. federal income tax purposes. However, the Company’s PFIC status for any taxable year is a factual annual determination that can be made only after the end of that year and will depend a number of factors, some of which are beyond our Company’s control, such as the composition of the Company’s income and assets and the value of its assets from time to time (including the value of its goodwill, which may be determined in large part by reference to the market price of the Ordinary Shares from time to time, which could be volatile). In addition, the risk of the Company being a PFIC for any taxable year will increase if its market capitalization declines substantially during that year. The above described look-through rule applicable to a corporation which we own directly or indirectly at least 25% by value of the stock may be complex to apply and certain data might not be readily available for us to make such determination. Furthermore, whether and to which extent the Company’s income and assets, including goodwill, will be characterized as active or passive will depend on various factors that are subject to uncertainty, including the Company’s future business plan and business activities and the application of laws that are subject to varying interpretation (including with respect to the treatment of government grants). Moreover, certain of the Company’s business activities generate passive income and, although the amount of such income is currently small, the Company’s risk of being a PFIC will increase if the proportion of the Company’s revenue earned from such business activities increases in future taxable years. Similarly, the Company’s risk of being a PFIC will increase if the proportion of the Company’s revenue earned from active business activities decreases in future taxable years. Accordingly, there can be no assurances that the Company will not be a PFIC for its current or any future taxable year, and the Company’s U.S. counsel expresses no opinion with respect to the Company’s PFIC status for any taxable year. If our Company was currently or were to become a PFIC, U.S. Holders of Ordinary Shares would be subject to special rules and a variety of potentially adverse tax consequences under the Code.

Although PFIC status is generally determined annually, if we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder in its Ordinary Shares and the U.S. Holder did not make either a mark-to-market election or a qualifying electing fund (“QEF”) election or, which are referred to collectively as the “PFIC Elections” for purposes of this discussion, for the first taxable year in which we are treated as a PFIC, and in which the U.S. Holder held (or was deemed to hold) Ordinary Shares, or the U.S. Holder does not otherwise make a purging election, as described below, the U.S. Holder generally will be subject to special and adverse rules with respect to (i) any gain recognized by the U.S. Holder on the sale or other taxable disposition of its Ordinary Shares and (ii) any “excess distribution” made to the U.S. Holder (generally, any distributions to the U.S. Holder during a taxable year of the U.S. Holder that are greater than 125% of the average annual distributions received by the U.S. Holder in respect of its Ordinary Shares during the three preceding taxable years of the U.S. Holder or, if shorter, the U.S. Holder’s holding period in its Ordinary Shares).

Under these rules:

•
the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period in its Ordinary Shares;
•
the amount allocated to the U.S. Holder’s taxable year in which the U.S. Holder recognized the gain or received the excess distribution, and to any period in the U.S. Holder’s holding period before the first day of the first taxable year in which we are treated as a PFIC, will be taxed as ordinary income;
•
the amount allocated to other taxable years (or portions thereof) of the U.S. Holder and included in the U.S. Holder’s holding period will be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder; and
•
an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed on the U.S. Holder with respect to the tax attributable to each such other taxable year of the U.S. Holder.

PFIC Elections

If we are treated as a PFIC and Ordinary Shares constitute “marketable stock,” a U.S. Holder may avoid the adverse PFIC tax consequences discussed above if such U.S. Holder makes a mark-to-market election with respect to its Ordinary Shares for the first taxable year in which the U.S. Holder holds (or is deemed to hold) the Ordinary Shares and each subsequent taxable year. Such U.S. Holder generally will include for each of its taxable years as ordinary income the excess, if any, of the fair market value of its Ordinary Shares at the end of such year over its adjusted tax basis in its Ordinary Shares. The U.S. Holder also will recognize an ordinary loss in respect of the excess, if any, of its adjusted tax basis in its Ordinary Shares over the fair market value of its Ordinary Shares at the end of its taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). The U.S. Holder’s adjusted tax basis in its Ordinary Shares will be adjusted to reflect any such income or loss amounts, and any further gain recognized on a sale or other taxable disposition of its Ordinary Shares will be treated as ordinary income.

The mark-to-market election is available only for “marketable stock,” generally, stock that is regularly traded on a national securities exchange that is registered with the Securities and Exchange Commission, including the Nasdaq (on which Ordinary Shares are currently listed), or on a foreign exchange or market that the IRS determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. As such, such election generally will not apply to any of our non-U.S. subsidiaries, unless the shares in such subsidiaries are themselves “marketable stock.” As such, U.S. Holders may continue to be subject to the adverse PFIC tax consequences discussed above with respect to any lower-tier PFICs, as discussed below, notwithstanding their mark-to-market election with respect to Ordinary Shares.

If made, a mark-to-market election would be effective for the taxable year for which the election was made and for all subsequent taxable years unless Ordinary Shares cease to qualify as “marketable stock” for purposes of the PFIC rules or the IRS consents to the revocation of the election. U.S. Holders should consult their tax advisors regarding the availability and tax consequences of a mark-to-market election with respect to Ordinary Shares in their particular circumstances.

The tax consequences that would apply if we were a PFIC and a U.S. Holder made a valid QEF election would also be different from the adverse PFIC tax consequences described above. In order to comply with the requirements of a QEF election, however, a U.S. Holder generally must receive a PFIC Annual Information Statement from us. If we are determined to be a PFIC for any taxable year, we do not currently intend to provide the information necessary for U.S. Holders to make or maintain a QEF election. As such, U.S. Holders should assume that a QEF election will not be available with respect to Ordinary Shares.

If we are treated as a PFIC and a U.S. Holder failed or was unable to timely make a PFIC Election for prior periods, the U.S. Holder might seek to make a purging election to rid its Ordinary Shares of the PFIC taint. Under the purging election, the U.S. Holder will be deemed to have sold its Ordinary Shares at their fair market value and any gain recognized on such deemed sale will be treated as an excess distribution, as described above. As a result of the purging election, the U.S. Holder will have a new adjusted tax basis and holding period in the Ordinary Shares solely for purposes of the PFIC rules.

Related PFIC Rules

If we are treated as a PFIC and, at any time, has a non-U.S. subsidiary that is treated as a PFIC, a U.S. Holder generally would be deemed to own a proportionate amount of the shares of such lower-tier PFIC, and generally could incur liability for the deferred tax and interest charge described above if we receive a distribution from, or sell or otherwise dispose of all or part of our interest in, such lower-tier PFIC, or the U.S. Holder otherwise was deemed to have sold or otherwise disposed of an interest in such lower-tier PFIC. U.S. Holders should consult their tax advisors regarding the application of the lower-tier PFIC rules in their particular circumstances.

A U.S. Holder that owns (or is deemed to own) shares in a PFIC during any taxable year may have to file an IRS Form 8621 (whether or not a QEF election or a mark-to-market election is made) and to provide such other information as may be required by the U.S. Treasury Department. Failure to do so, if required, will extend the statute of limitations applicable to such U.S. Holder until such required information is furnished to the IRS and could result in penalties.

THE PFIC RULES ARE VERY COMPLEX AND U.S. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE APPLICATION OF SUCH RULES IN THEIR PARTICULAR CIRCUMSTANCES.

Information with Respect to Foreign Financial Assets

In addition, certain U.S. Holders may be subject to certain reporting obligations with respect to Ordinary Shares if the aggregate value of “specified foreign financial assets” exceeds $50,000. If required, this disclosure is made by filing Form 8938 with the IRS. Significant penalties can apply if U.S. Holders are required to make this disclosure and fail to do so. In addition, a U.S. Holder should consider the possible obligation for online filing of a FinCEN Report 114—Foreign Bank and Financial Accounts Report as a result of holding Ordinary Shares. U.S. Holders are thus encouraged to consult their U.S. tax advisors with respect to these and other reporting requirements that may apply to their acquisition of Ordinary Shares.

Information Reporting and Backup Withholding

In general, information reporting requirements will apply to distributions made on our Ordinary Shares within the U.S. to a non-corporate U.S. Holder and to the proceeds from the sale, exchange, redemption or other disposition of Ordinary Shares by a non-corporate U.S. Holder to or through a U.S. office of a broker. Payments made (and sales or other dispositions effected at an office) outside the U.S. will be subject to information reporting in limited circumstances.

In addition, backup withholding of U.S. federal income tax may apply to such amounts if the U.S. Holder fails to provide an accurate taxpayer identification number (or otherwise establishes, in the manner provided by law, an exemption from backup withholding) or to report dividends required to be shown on the U.S. Holder’s U.S. federal income tax returns.

Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle the U.S. Holder to a refund, provided that the required information is timely furnished to the IRS.

U.S. Holders should consult their tax advisors regarding the information reporting requirements and the application of the backup withholding rules in their particular circumstances.

THIS DISCUSSION IS FOR GENERAL INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. U.S. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE U.S. FEDERAL, STATE, AND LOCAL AND NON-U.S. INCOME AND NON-INCOME TAX CONSEQUENCES OF THE ACQUISITION, OWNERSHIP, AND DISPOSITION OF ORDINARY SHARES, INCLUDING THE IMPACT OF ANY POTENTIAL CHANGE IN LAW, IN THEIR PARTICULAR CIRCUMSTANCES.

Cayman Islands Tax Considerations

The following is a discussion on certain Cayman Islands income tax consequences of an investment in the Ordinary Shares. The discussion is a general summary of present law, which is subject to prospective and retroactive change. It is not intended as tax advice, does not consider any investor’s particular circumstances, and does not consider tax consequences other than those arising under Cayman Islands law. Prospective investors should consult their professional advisers on the possible tax consequences of buying, holding or selling any shares under the laws of their country of citizenship, residence or domicile.

Under Existing Cayman Islands Laws:

Payments of dividends and capital in respect of our Ordinary Shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of interest and principal or a dividend or capital to any holder of Ordinary Shares, as the case may be, nor will gains derived from the disposal of the Ordinary Shares be subject to Cayman Islands income or corporation tax. The Cayman Islands currently have no income, corporation or capital gains tax and no estate duty, inheritance tax or gift tax.

The Company has been incorporated under the laws of the Cayman Islands as an exempted company with limited liability and, as such, has obtained an undertaking from the Governor in Cabinet of the Cayman Islands in the following form:

The Tax Concessions Law

Undertaking as to Tax Concessions

In accordance with the Tax Concessions Law, the following undertaking is hereby given to the Company:

(a) that no law which is hereafter enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciations shall apply to its operations; and

(b) in addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable:

(i) on or in respect of the shares, debentures or other obligations of our Company; or

(ii) by way of the withholding in whole or part, of any relevant payment as defined in Tax Concessions Law.

These concessions shall be for a period of TWENTY years from the 18th day of July 2023.

The Cayman Islands currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to the Company levied by the Government of the Cayman Islands save certain stamp duties which may be applicable, from time to time, on certain instruments executed in or brought within the jurisdiction of the Cayman Islands.

The Cayman Islands enacted the International Tax Co-operation (Economic Substance) Act (2021 Revision) together with the Guidance Notes published by the Cayman Islands Tax Information Authority from time to time. The Company is required to comply with the economic substance requirements from July 1, 2019 and make an annual report in the Cayman Islands as to whether or not it is carrying on any relevant activities and if it is, it must satisfy an economic substance test.

F.
Dividends and Paying Agents

Not applicable.

G.
Statement by Experts

Not applicable.

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

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

A.
Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our reports under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and our Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. Based upon that evaluation, our management has concluded that, as of June 30, 2023, our disclosure controls and procedures were not effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

B.
Management’s Annual Report on Internal Control over Financial Reporting

This annual Report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report by our independent registered public accounting firm due to a transition period established by rules of the SEC for newly listed public companies.

C.
Attestation Report of the Registered Public Accounting Firm

This annual Report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

D.
Internal Control Over Financial Reporting

Prior to the closing of the Business Combination, we were a private company with limited numbers of accounting personnel and other resources with which to address our internal controls and procedures. In connection with the audit of our consolidated financial statements for the years ended June 30, 2023 and 2022, we and our auditors, an independent registered public accounting firm, identified one material weakness in our internal control over financial reporting. As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. A “significant deficiency” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, that is less severe than a material weakness yet important enough to merit attention by those responsible for oversight of the company’s financial reporting.

We have started implementing several measures to address this identified material weakness, including: (1) hiring additional accounting and financial reporting personnel with U.S. GAAP and SEC reporting experience, (2) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel; and (3) strengthening corporate governance. Because such remediation measures were not fully implemented, our management concluded that the material weakness still existed as of June 30, 2023. We expect to complete the measures discussed above by the June 30, 2024 and will continue to implement measures to remediate our material weakness in order to meet the deadline for management to report on internal controls as required by Section 404 (a) of the Sarbanes Oxley Act.

E.
Changes in Internal Control over Financial Reporting

Other than as described above, there were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) or 15d-15(f) of the Exchange Act) that occurred during the period covered by this annual Report that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Mr. Timothy Lai Wah Teo is the chairperson of the audit committee, and he satisfies the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC.

ITEM 16B. CODE OF ETHICS

We have adopted a Code of Business Conduct and Ethics applicable to our directors, officers and employees. We seek to conduct business ethically, honestly, and in compliance with applicable laws and regulations. Our Code of Business Conduct and Ethics sets out the principles designed to guide our business practices with integrity, respect and dedication. The code applies to all directors, officers, employees and extended workforce, including our directors and executive officers. We expect our suppliers, contractors, consultants, and other business partners to follow the principles set forth in its code when providing goods and services to us or acting on our behalf.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees Paid to Independent Public Accountants

The following table sets forth, for each of the years indicated, the fees billed by Marcum Asia CPAs LLP.

	Year Ended June 30,
Services	2023	2022
	USD	USD
Audit Fees(1)	288,400	252,350

(1)
“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by the independent registered public accounting firms for the audit of the annual financial statements and the review of the interim financial information of noco-noco, included in our Form 20-F, registration statements and other required filings with the SEC.

Pre-Approval Policies and Procedures

Our Audit Committee has adopted policies and procedures for the pre-approval of audit and non-audit services rendered by our independent registered public accounting firm. Pre-approval of an audit or non-audit service may be given as a general pre-approval, as part of the audit committee’s approval of the scope of the engagement of our independent registered public accounting firm, or on an individual basis. Any proposed services exceeding general pre-approved levels also requires specific pre-approval by our audit committee. The policy prohibits retention of the independent registered public accounting firm to perform the prohibited non-audit functions defined in Section 201 of the Sarbanes-Oxley Act or the rules of the Securities and Exchange Commission, and also requires the audit committee to consider whether proposed services are compatible with the independence of the registered public accounting firm. All of the fees described above were pre- approved by our Audit Committee.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Issuer Purchase of Equity Securities

Neither we, nor any affiliated purchaser of our Company, has purchased any of our securities during the year ended June 30, 2023.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

Controlled Company

We are a “controlled company” as defined under the Nasdaq Stock Market Rules because 3DOM Alliance, our majority shareholder, holds more than 50% of our voting power, and we expect we will continue to be a controlled company upon completion of this offering. For so long as we remain a “controlled company,” we are not required to comply with the following permitted to elect to rely, and may rely, on certain exemptions from the obligation to comply with certain corporate governance requirements, including:

•
our board of directors is not required to be comprised of a majority of independent directors.
•
our board of directors is not subject to the compensation committee requirement; and
•
we are not subject to the requirements that director nominees be selected either by the independent directors or a nomination committee comprised solely of independent directors.

As a result, if we take advantage of these exemptions, you will not have the same protections afforded to shareholders of companies that are subject to all of the Nasdaq corporate governance requirements. We intend to take advantage of these controlled company exemptions. As a result, you may not be provided with the benefits of certain corporate governance requirements of Nasdaq applicable to U.S. domestic public companies. See “Risk Factors — Because we are a “controlled company” as defined in the Nasdaq Stock Market Rules, you may not have protections of certain corporate governance requirements which otherwise are required by Nasdaq’s rules.”

Foreign Private Issuer

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

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

The Company has adopted securities trading policies and procedures governing the purchase, sale, and other dispositions of the group’s securities by directors, senior management, and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to the registrant.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to furnish financial statements and related information specified in Item 18.

ITEM 18. FINANCIAL STATEMENTS

The financial statements are filed as part of this annual Report beginning on page F-1.

ITEM 19. EXHIBITS

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION

1.1

Form of Amended and Restated Memorandum and Articles of Association of the Company, effective on August 25, 2023(incorporated herein by reference to Exhibit 3.5 to Amendment No. 3 to the Registration Statement on Form F-4 (File No. 333-271994), filed with the SEC on July 21, 2023).

2.1*	Specimen Ordinary Share Certificate of the Company

2.2*	Specimen Warrant Certificate of the Company

2.3*	Description of Securities Registered under Section 12 of the Securities Exchange Act of 1934

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

4.8*

Forward Purchase Agreement by and among Prime Number Acquisition I Corp., NOCO-NOCO PTE. LTD., Meteora Select Trading Opportunities Master, LP, Meteora Capital Partners, LP and Meteora Strategic Capital, LLC dated August 13, 2023.

4.9

Forward Purchase Agreement Confirmation Amendment by and among the Company, NOCO-NOCO PTE. LTD., Meteora Select Trading Opportunities Master, LP, Meteora Capital Partners, LP and Meteora Strategic Capital, LLC dated October 26, 2023 (incorporated herein by reference to Exhibit 10.1 to a Current Report on Form 6-K (File No. 001-41789), filed with the SEC on October 30, 2023).

EXHIBIT NUMBER	DESCRIPTION

4.10

Purchase Agreement by and between the Company and Arena Business Solutions Global SPC II, Ltd, dated August 14, 2023 (incorporated herein by reference to Exhibit 10.4 to the Registration Statement on Form F-1 (File No. 333-271994), filed with the SEC on September 19, 2023).

4.11

Amendment No.1 to the Purchase Agreement by and between the Company and Arena Business Solutions Global SPC II, Ltd, dated September 18, 2023 (incorporated herein by reference to Exhibit 10.5 to the Registration Statement on Form F-1 (File No. 333-271994), filed with the SEC on September 19, 2023).

4.12

Payoff Letter among the Company, Prime Number Acquisition I Corp., Prime Number Capital LLC and WestPark Capital, Inc.dated October 10, 2023 (incorporated herein by reference to Exhibit 10.1 to a Current Report on Form 6-K (File No. 333-271994), filed with the SEC on October 12, 2023).

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

12.1*	Certification of Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	Certification of Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1*	Certification of Principal Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2*	Certification of Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of Ogier.

15.2*	Consent of Greenhalgh Pickard.

15.3*	Consent of Icon Law LLC.

* Filed herewith.

† Indicates a management contract or any compensatory plan, contract or arrangement.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

noco-noco Inc.

November 14, 2023	By:	/s/ Masataka Matsumura
		Name:	Masataka Matsumura
		Title:	Director and CEO

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of noco-noco Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of noco-noco Inc. (the “Company”) as of June 30, 2023 and 2022, the related consolidated statements of operations and comprehensive loss, stockholders’ equity and cash flows for each of the two years in the period ended June 30, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2023 and 2022, and the results of its operations and its cash flows for each of the two years in the period ended June 30, 2023, in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph – Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 2, the Company has incurred significant losses and needs to raise additional funds to meet its obligations and sustain its operations. This condition raises substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Marcum Asia CPAs LLP
Marcum Asia CPAs LLP

We have served as the Company’s auditor since 2022.

New York

November 14, 2023

NEW YORK OFFICE • 7 Penn Plaza • Suite 830 • New York, New York • 10001

Phone 646.442.4845 • Fax 646.349.5200 • www.marcumasia.com

NOCO-NOCO GROUP AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Amounts expressed in US dollars (“$”) except for numbers of shares)

	June 30, 2023	June 30, 2022
ASSETS
Current assets
Cash and cash equivalents	$17,789	$81,626
Deposit, upfront payments and other receivables	104,560	102,263
Promissory note – Prime Number Acquisition I Corp.	333,594	—
Total current assets	455,943	183,889

Non-current assets
Property and equipment, net	14,991	10,607
Right of use assets – operating lease, net	220,261	44,925
Total assets	$691,195	$239,421

Liabilities and Shareholders' (Deficit) Equity
Current liabilities
Accruals and other payables	$587,346	$13,227
Operating lease liability – current	173,045	36,385
Total current liabilities	760,391	49,612

Non-current liabilities
Amount due to immediate holding company	3,572,358	974,632
Operating lease liability – non-current	36,700	—
Total liabilities	$4,369,449	$1,024,244

Shareholders’ equity
Ordinary stock ($0.0001 par value, 126,799,854 and 121,432,144 shares issued and outstanding as of June 30, 2023 and 2022, respectively) *	$12,679	$12,143
Additional paid in capital	15,903,549	1,545,661
Accumulated deficit	(19,143,513)	(2,351,743)
Accumulated other comprehensive income	(451,038)	9,116
Total noco-noco Inc. shareholders’ equity	$(3,678,323)	$(784,823)
Non-controlling interest	69	—
Total shareholders' equity	(3,678,254)	(784,823)
Total liabilities and shareholder’s equity	$691,195	$239,421

* Shares and per share data are presented on a retroactive basis to give effect to the reverse recapitalization.

The accompanying notes are an integral part of these financial statements.

NOCO-NOCO GROUP AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	June 30, 2023	June 30, 2022
Operating expenses:
Research and development	$—	$137,412
Selling, general and administrative expenses	16,840,854	951,239
Total operating expenses	16,840,854	1,088,651

Loss from operations	(16,840,854)	(1,088,651)

Other income/(expense):
Other income	36,439	11,792
Other expense	(256)	—
Foreign exchange gain	12,901	36
Total other income	49,084	11,828

Net loss	(16,791,770)	(1,076,823)

Other comprehensive (loss)/income:
Foreign currency translation adjustment	(460,152)	(14,143)
Comprehensive loss	(17,251,922)	(1,090,966)

Basic and diluted loss per ordinary share	$(0.14)	$(0.01)

Basic and diluted weighted average number of ordinary shares outstanding	123,964,463	83,748,856

The accompanying notes are integral to these financial statements.

NOCO-NOCO GROUP AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

	Ordinary shares		Additional	Accumulated Other		Non-
	Number of shares	Amount*	Paid in Capital*	Comprehensive Income (Loss)	Accumulated Deficit	controlling Interest	Total
Balance as of June 30, 2021	779,510	$78	$9,922	$23,259	$(1,274,920)	$—	$(1,241,661)
Ordinary shares issued for conversion of debt	120,652,634	12,065	1,535,739	—	—	—	1,547,804
Foreign currency translation adjustment	—	—	—	(14,143)	—	—	(14,143)
Net loss	—	—	—	—	(1,076,823)	—	(1,076,823)
Balance as of June 30, 2022	121,432,144	$12,143	$1,545,661	$9,116	$(2,351,743)	$—	$(784,823)
Capital contribution from non-controlling interest	—	—	—	(2)	—	69	67
Ordinary shares issued for conversion of debt	295,824	29	790,258	—	—	—	790,287
Share issued under stock-based compensation	5,071,886	507	13,567,630	—	—	—	13,568,137
Foreign currency translation adjustment	—	—	—	(460,152)	—	—	(460,152)
Net loss	—	—	—	—	(16,791,770)	—	(16,791,770)
Balance as of June 30, 2023	126,799,854	$12,679	$15,903,549	$(451,038)	$(19,143,513)	$69	$(3,678,254)

* Shares and per share data are presented on a retroactive basis to give effect to the reverse recapitalization.

The accompanying notes are integral to these financial statements.

NOCO-NOCO GROUP AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	June 30, 2023	June 30, 2022
Cash flows from operating activities
Net loss	$(16,791,770)	$(1,076,823)
Adjustments for reconcile net loss to net cash used in operating activities:
Depreciation	4,855	3,447
Stock-based compensation	13,568,137	—
Loss on disposal of property and equipment	256	—

Changes in operating assets and liabilities:
Inventories	—	163,259
Deposit, upfront payments and other receivables	(2,805)	(18,878)
Accruals and other payables	574,119	121,253
Due from promissory note	(333,594)	—
Operating lease liabilities	(1,976)	2,565
Net cash used in operations	(2,982,778)	(805,177)

Cash flows from investing activities
Purchase of property and equipment	(5,735)	(3,888)
Cash used in investing activities	(5,735)	(3,888)

Cash flows from financing activities
Capital contribution from non-controlling interest	67	—
Proceeds from immediate holding company	3,388,520	873,066
Cash generated from financing activities	3,388,587	873,066

Increase/(decrease) in cash and cash equivalents	400,074	64,001
Effect of exchange rate changes	(463,911)	(14,065)
Cash and cash equivalents at beginning of period	81,626	31,690
Cash and cash equivalents at end of period	$17,789	$81,626

Supplemental cash flow information:
Cash paid during the period for:
Interest	$—	$—

Supplemental disclosure of non-cash investing and financing information:
Issuance of ordinary shares for conversion of debt	$790,287	$1,547,804

The accompanying footnotes are an integral part of these financial statements.

NOCO-NOCO GROUP AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2023 and 2022

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

On November 9, 2022, the Company changed its name from 3DOM (Singapore) Pte. Ltd. to noco-noco Pte. Ltd.

noco-noco Inc. (“we”, "our", “us” or collectively known as the “Company”) is a platform-solution provider of decarbonization offerings, aiming to truly solve urgent environmental crises through the comprehensive decarbonization of all forms of transportation.

Reverse Capitalization

On August 25, 2023 (the “Closing Date”), noco-noco Inc., an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company” or “PubCo”), consummated the previously announced Business Combination (defined below).

On December 29,2022, PubCo, Prime Number Acquisition I Corp. (“PNAC”), Prime Number Merger Sub Inc., a Delaware corporation and a direct wholly-owned subsidiary of PubCo (“Merger Sub”), Prime Number New Sub Pte. Ltd., a Singapore private company limited by shares and a direct wholly-owned subsidiary of PubCo (“New SubCo”), noco-noco Pte. Ltd.., a Singapore private company limited by shares (“noco-noco”), and certain shareholders of noco-noco collectively holding a controlling interest (together with other shareholders of noco-noco subsequently joining the transactions, the “Sellers”), entered into a business combination agreement (“Business Combination Agreement”), pursuant to which, PNAC proposed to enter into a business combination with noco-noco involving a merger and a share exchange, among which: (i) Merger Sub would merge with and into PNAC, with PNAC as the surviving entity and a wholly-owned subsidiary of PubCo (the “Merger”), (ii) New SubCo would acquire all of the issued and outstanding shares of noco-noco from the Sellers, and in exchange, PubCo would issue to the Sellers the ordinary shares of PubCo, with noco-noco becoming a subsidiary of New SubCo and an indirect subsidiary of PubCo (the “Share Exchange”, and together with the Merger and the other transactions contemplated by the Business Combination Agreement, the “Business Combination”).

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

The Company was determined to be the accounting acquirer given that the original shareholders of noco-noco Group effectively controlled the combined entity after the Transaction. PNAC is treated as the acquired company for financial reporting purposes. This determination is primarily based on the fact that subsequent to the SPAC Transaction, the Company’s shareholders have a majority of the voting power of the combined company, the Company comprised all of the ongoing operations of the combined entity, the Company comprised a majority of the governing body of the combined company, and the Company’s senior management comprised all of the senior management of the combined company. Accordingly, for accounting purposes, the SPAC Transaction is accounted for as a reverse recapitalization, which is equivalent to the issuance of shares by the Company for the net assets of PNAC, accompanied by a recapitalization. The Company is determined as the predecessor, and the historical financial statements of noco-noco Group became the Company’s historical financial statements, with retrospective adjustments to give effect of the reverse recapitalization. The share and per share data is retrospectively restated to give effect to the reverse recapitalization. Net assets of PNAC were stated at historical costs. No goodwill or other intangible assets were recorded. Operations prior to the SPAC Transaction were those of the noco-noco Group.

NOTE 2 – LIQUIDITY AND GOING CONCERN

As of June 30, 2023 and 2022, the Company had an accumulated deficit of $19,143,513 and $2,351,743 respectively. The Company incurred net loss of $16,791,770 and $1,076,823 for the financial years ended June 30, 2023 and 2022, respectively. The cash used in operating activities for the financial year ended June 30, 2023 and 2022, was $2,982,778 and $805,177, respectively. These conditions raise substantial doubt about the Company's ability to continue as a going concern.

The Company’s liquidity is based on its ability to generate cash from operating activities, obtain capital financing from equity interest investors and borrow funds on favorable economic terms to fund its general operations and capital expansion needs. The Company’s ability to continue as a going concern is dependent on management’s ability to successfully execute its business plan, which includes increasing revenue while controlling operating cost and expenses to generate positive operating cash flows and obtaining funds from outside sources of financing to generate positive financing cash flows. As of June 30, 2023, the Company’s balance of cash and cash equivalents was $17,789. In addition, up to June 30, 2023, the immediate holding Company, 3DOM Alliance Inc, has extended the Promissory Note for the Company with a principal amount up to $6,022,258 (S$8,000,000) and the Company has drawdown of $3,572,358 (S$4,809,164) from 3DOM Alliance Inc. Moreover, 3DOM Alliance Inc will not demand for payment on the amounts owing by the Company for at least the next twelve months from the issuance of the financial statements.

Furthermore, on August 14, 2023, PubCo entered into a purchase agreement with Arena Business Solutions Global SPC II, Ltd. (“Arena”) as amended from time to time, (the “Purchase Agreement”), pursuant to which, PubCo have the right to sell to Arena up to $150,000,000 of PubCo’s Ordinary Shares, subject to certain limitations and conditions set forth in the Purchase Agreement, from time to time during the 36-month term of the Purchase Agreement. However, it is uncertain how much can be raised from the new share issuances to Arena in the next twelve months, as it is dependent on the PubCo’s Ordinary Shares daily trading volumes and transacted prices.

There is no assurance that the plans will be successfully implemented. If the Company fails to achieve these goals, the Company may need additional financing to repay debt obligations and execute its business plan, and the Company may not be able to obtain the necessary additional capital on a timely basis, on acceptable terms, or at all. In the event that financing sources are not available, or that the Company is unsuccessful in increasing its gross profit margin and reducing operating losses, the Company may be unable to implement its current plans for expansion, repay debt obligations or respond to competitive pressures, any of which would have a material adverse effect on the Company’s business, financial condition and results of operations and may materially adversely affect its ability to continue as a going concern.

The financial statements do not include any adjustments related to the recoverability and classification of recorded assets or the amounts and classification of liabilities or any other adjustments that might be necessary should the Company be unable to continue as a going concern.

The financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The realization of assets and the satisfaction of liabilities in the normal course of business are dependent on, among other things, the Company’s ability to operate profitably, to generate cash flows from operations, and to pursue financing arrangements to support its working capital requirements.

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

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

Deposit, upfront payments and other receivables

Security deposits paid for office lease are accounted for as deposits. Amounts paid in advance for future expenses are accounted for as prepaid expenses. Goods and Service Tax (“GST”) refunds are accounted for as other receivables. We expect that the result of adopting current expected credit loss model (“CECL”) is immaterial to other receivables.

Promissory Note – Prime Number Acquisition I Corp.

During the year, the Company agreed to loan Prime Number Acquisition I Corp. an aggregate of $333,594 to be used for a portion of the expenses of the Business Combination. These loans are non-interest bearing, unsecured and are due at the closing of the Business Combination.

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

Deferred Tax Asset Allowance

Deferred tax assets are recognized for tax losses not yet used and temporary deductible differences. As those deferred tax assets can only be recognized to the extent that it is probable that future taxable profit will be available against which the unused tax credits can be utilized, management’s judgement is required to assess the probability of future taxable profits. Management’s assessment is constantly reviewed and additional deferred tax assets are recognized if it becomes probable that future taxable profits will allow the deferred tax asset to be recovered.

Share-based compensation transaction

The Company measures the cost of equity-settled transactions by reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based compensation transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the stock option, volatility and dividend yield and making assumptions about them. The fair value of the ordinary shares was determined by obtaining quoted prices over-the-counter market based on the latest transacted price of the Company shares that were sold.

Leases

We have entered into operating lease agreements primarily for office. We determine if an arrangement is a lease at inception. For all classes of underlying assets, we elect not to recognize right of use assets or lease liabilities when a lease has a lease term of 12 months or less at the commencement date and does not include an option to purchase the underlying asset that we are reasonably certain to exercise. Operating lease assets and liabilities are included on our balance sheet as of June 30, 2023 and 2022.

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

Comprehensive Gain or Loss

ASC 220 “Comprehensive Income,” establishes standards for the reporting and display of comprehensive income and its components in the financial statements. As of June 30, 2023 and 2022, the Company established that there are items that represented components of comprehensive income and, therefore, has included a statement of operations and comprehensive loss in the financial statements.

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

FASB ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities The Company’s practice is to recognize interest and penalties, if any, related to uncertain tax positions in income tax expense in the statements of operations and comprehensive loss. There were no unrecognized tax benefits as of June 30, 2023 and 2022.

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

At June 30, 2023 and 2022, the Company has no financial assets or liabilities subject to recurring fair value measurements.

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

For the periods ended June 30, 2023, and 2022, the ordinary shares were included in the computation of diluted net loss per share.

Accumulated Other Comprehensive Income/(Loss)

Unrealized gains and losses related to foreign currency translation are accumulated in "Accumulated other comprehensive loss" ("AOCI"). These changes are also reported in "Other comprehensive income (loss)" on the Condensed Consolidated Statements of Comprehensive Income.

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

Comparative Information

Certain items in prior years consolidated financial statements have been reclassified to conform to the current period’s presentation to facilitate comparison..

Recent Accounting Pronouncements

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments – Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments. This standard requires a financial asset (or group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial asset(s) to present the net carrying value at the amount expected to be collected on the financial asset. We adopted the new standard effective January 1, 2023 and the adoption of this guidance did not have a material impact on our financial statements.

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

NOTE 4 – DEPOSIT, UPFRONT PAYMENTS AND OTHER RECEIVABLES

Deposit, upfront payments and other receivables consists of the following:

	June 30, 2023	June 30, 2022
Deposits	$45,369	$44,971
Upfront payments	47,161	51,840
Other receivables	12,030	5,452
Total	$104,560	$102,263

Deposit consists of the security deposit paid for lease of office, increased mainly due to foreign exchange.

Upfront payments as of June 30, 2023 and 2022 relates to the operating expenses paid in advance.

Other receivables relate to GST receivables.

NOTE 5 – PROMISSORY NOTE – PRIME NUMBER ACQUISITION I CORP.

On May 17, 2023, Prime Number Acquisition I Corp. (“PNAC”) issued an unsecured promissory note of $208,594 (the “noco-noco Note 1”) to evidence the payments made by the Company for the First Monthly Extension payment and 50% of the registration fee for filing of a registration statement/proxy statement in Form F-4 with the U.S. securities and exchange commission. The noco-noco Note 1 bears no interest and is payable in full upon the earlier to occur of (i) the consummation of an initial business combination or (ii) the date of expiry of the term of PNAC, in cash or shares of PNAC at $10.00 per share, at the discretion of the note holder.

On June 14, 2023, PNAC issued an unsecured promissory note of $125,000 (the “noco-noco Note 2”) to evidence the payments made by the Company for the Second Monthly Extension payment. The noco-noco Note 2 bears no interest and is payable in full upon the earlier to occur of (i) the consummation of an initial business combination or (ii) the date of expiry of the term of the PNAC, in cash or shares of PNAC at $10.00 per share, at the discretion of the note holder.

As of June 30, 2023, a total amount of $333,594 was outstanding under the noco-noco Note 1 and Note 2.

Following the completion of the Business Combination, the promissory note has become an intra-group item to be eliminated, and the Company has no intention of demanding repayment as of the date of issuance of the audited consolidated financial statements

NOTE 6 – PROPERTY AND EQUIPMENT, NET

Property and equipment consist of the following:

	Office Equipment	Total
Cost
At July 1, 2021	$15,453	15,453
Additions	3,888	3,888
Effects of movements in exchange rates	(210)	(210)
At June 30, 2022	19,131	19,131
Additions	8,888	8,888
Disposal	(703)	(703)
Effects of movements in exchange rates	948	948
At June 30, 2023	28,264	28,264

Accumulated depreciation
At July 1, 2021	$5,209	5,209
Depreciation for the year	3,447	3,447
Effects of movements in exchange rates	(132)	(132)
At June 30, 2022	8,524	8,524
Depreciation for the year	4,855	4,855
Disposal	(442)	(442)
Effects of movements in exchange rates	336	336
At June 30, 2023	13,273	13,273

Carrying amounts
At July 1, 2021	$10,244	$10,244

At June 30, 2022	$10,607	$10,607
At June 30, 2023	$14,991	$14,991

Depreciation expense for the year ended June 30, 2023 and 2022 was $4,855 and $3,447, respectively.

During the year ended June 30, 2023, the Company purchased assets of $8,888 (S$12,399) and disposed of assets of $703 (S$952). During the year ended June 30, 2022, the Company purchased assets of $3,888 (S$5,345).

NOTE 7 – LEASES

As of June 30, 2023 and 2022, the Company has operating lease agreement for its office premises. Leases with an initial term of 12 months or less are not recorded on the balance sheet. The Company accounts for the lease and non-lease components of its leases as a single lease component. Lease expense is recognized on a straight-line basis over the lease term.

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

When measuring lease liabilities for leases that were classified as operating leases as of June 30, 2023 and 2022, the Company discounted lease payments using its estimated borrowing rate of 5.25%.

Information pertaining to lease amounts recognized in financial statements is summarized as follows:

	June 30, 2023	June 30, 2022
Assets:
ROU asset	$220,261	$44,925

Liabilities:
Current:
Operating lease liabilities	$173,045	$36,385
Non-current
Operating lease liabilities	36,700	—
Total lease liabilities	$209,745	$36,385

Minimum lease payments for the Company’s operating lease liabilities were as follows for the twelve-month period ended June 30:

Operating leases
2023	$173,045
2024	36,700
2025	—
Total operating lease payment	$209,745

NOTE 8 – IMMEDIATE HOLDING COMPANY BALANCES

The Company follows ASC 850, “Related Party Disclosures,” for the identification of related parties and disclosure of related party transactions.

Related parties are any entities or individuals that, through employment, ownership or other means, possess the ability to direct or cause the direction of the management and policies of the Company.

Directors’ remuneration

The Directors’ remuneration for the financial years ended June 30, 2023 and 2022 as follow:

	June 30, 2023	June 30, 2022
Andrew Khine	$—	$68,242
Shusuke Oguro	—	76,222
Hiroshi Ilzuka	—	41,857
Teo Lai Wah, Timothy	33,002	27,580
Goh Chao Kuang	49,693	—
Hilda Sin Mei Fong	58,125	—
Total	$140,820	$213,901

Amounts due to immediate holding company

As of June 30, 2023 and 2022, the Company reported amounts due to immediate holding company, 3DOM Alliance Inc. of amount $3,572,358 and $974,632, respectively. These amounts have been reclassified and retrospectively applied to non-current liabilities as the liabilities is expected to be settled over a longer-term horizon from the nature of the promissory note.

The transactions amount due to an immediate holding company are as of the following:

	June 30, 2023	June 30, 2022
Beginning of the year July 1	$974,632	$1,531,488
Advances for operation and administration expenses	2,079,901	873,066
Expenses paid on behalf of Company	1,308,112	117,882
Ordinary shares issued for conversion of debt	(790,287)	(1,547,804)
Year ended June 30	$3,572,358	$974,632

On July 15, 2022, the Company agreed with 3DOM Alliance Inc. to convert the debt amounting to $790,287 (S$1,100,000) into ordinary shares of the Company at $1,041 per share. The Company issued 759 shares of ordinary shares on July 18, 2022.

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

On February 6, 2023. 3DOM Alliance Inc. further issued an amendment of the Original Promissory Note ("Second Amendment to Original Promissory Note") extending the principal amount up to S$8,000,000 to the Company. There is no other change in terms and conditions to the Original Promissory Note. The promissory is interest free and 3DOM Alliance Inc will not demand any payment for at least the next twelve months from the issuance of the financial statements (refer to Note 2).

NOTE 9 – SHAREHOLDERS’ EQUITY

The Company was incorporated on December 28, 2022 with having authorized 500,000,000 ordinary shares with par value of $0.0001 each. Pursuant to the Business Combination Agreement, upon the consummation of the Share Exchange, New SubCo acquired all the outstanding shares of noco-noco from the Sellers, in exchange, the Seller received such number of newly issued PubCo Ordinary Share that amounted to 126,799,854.

On July 18, 2022, the Company issued 295,824 shares of ordinary shares to 3DOM Alliance Inc. in connection with the conversion of debt (refer to Note 7).

On January 19, 2023, the Company granted 5,071,886 shares to Gregory Hannan and Arun Ramachandran (“Gregory and Arun”) during the incorporation of noco-noco Australia Pty Ltd (“noco-noco Australia) and recognized the stock-based compensation expenses as a settlement of their management expertise in the generation of carbon credits. The Company entered into a Share Swap Agreement (“Share Swap”) on July 19, 2022 with Hop2it Holdings Pte. Ltd. (“Hop2it”) and its two shareholders, Gregory and Arun for the purpose of establishing a carbon abatement management business under Hop2it. In this Share Swap, Gregory and Arun transferred 42% and 10% of their respective Hop2it shares in exchange for 3.2% and 0.8% shares in the Company. This resulted the Company to own 52% interest in Hop2it while the Gregory and Arun own 38% and 10% respectively. Subsequent to the Share Swap, on December 27, 2022, the Company together with Hop2it, Gregory and Arun entered into a Restructuring Deed as all parties have decided to carry out the carbon abatement management business through a newly incorporated entity, noco-noco Australia, instead of Hop2it. This was done by the Restructuring Deed specifying that all future potential economic benefits of the carbon abatement management business of Hop2it (represented by the gross proceeds of potential future sales of carbon credits by Hop2it from anticipated issuance of such credits by regulators in Australia and Papua New Guinea; and the expertise and network of potential clients) are to be assigned to noco-noco Australia. The fair value of the ordinary shares was determined by obtaining quoted prices over-the-counter market based on the latest transacted price of the Company shares that were sold.

The consolidated financial statements for the years ended and as of June 30, 2023 and 2022 were prepared on a retroactive basis to reflect the Group’s consummation of the business combination. The number of shares and net loss per share information is presented as if the consummation took place at the beginning of the period presented.

As of June 30, 2023 and 2022, the Company had 126,799,854 shares and 121,432,144 shares of ordinary shares issued, respectively.

NOTE 10 – INCOME TAX

noco-noco Pte. Ltd. is incorporated in Singapore, and under the current tax laws of Singapore, its standard corporate income tax rate is 17%.

Due to the Company’s net loss position, there was no provision for income taxes recorded. Management considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will more-likely-than-not be realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses, forecasts of future profitability, and the duration of statutory carry forward periods. Valuation allowances have been established for deferred tax assets based on a more-likely-than-not threshold. Due to a history of losses, the Company assessed it was not more likely than not that the deferred tax assets would be realized in the foreseeable future.

	June 30, 2023	June 30, 2022
Loss before tax	$16,791,770	$1,076,823
Tax rate	17%	17%
Computed tax benefit (expense) at statutory tax rate	2,854,601	183,060

Tax effect of non-deductible or taxable items:
Share-based compensation expenses	(2,236,523)	-
Additional deduction for R&D expenses	—	11,680
Change in valuation allowance	(618,078)	(194,740)
Effect of preferential tax rates	—	—
Income tax expense (benefit)	—	—

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of June 30, 2023 and 2022, the Company did not have any significant unrecognized uncertain tax positions. The Company did not accrue any liability, interest or penalties related to uncertain tax positions in its provision for income taxes line of its consolidated statements of operations for the years ended June 30, 2023 and 2022. The Company does not believe that its uncertain tax benefits position will materially change over the next twelve months.

As of June 30, 2023, Singapore tax returns for the years 2020 to 2023 are subject to examination by the tax authorities.

Deferred taxes were measured using the enacted tax rates for the periods in which the temporary differences are expected to be reversed. The tax effects of temporary differences that give rise to the deferred tax balances as of June 30, 2023 and 2022 are as follows:

	June 30, 2023	June 30, 2022
Deferred tax assets
Net operating loss carry-forward	$1,015,370	$391,242
Capital allowance	4,805	3,253
Lease liabilities	35,657	6,185
Other provisions	22,470	22,471
Less: valuation allowance	(1,040,858)	(415,300)
Subtotal	37,444	7,851
Deferred tax liabilities
Deferred tax liabilities arising from assets	(37,444)	(7,851)
Total deferred tax assets, net	—	—

The Company had net operating loss carried forward for tax purposes of approximately $5,972,000 as of June 30, 2023 and approximately $2,351,000 as of June 30, 2022, which may be carried forward indefinitely to offset future taxable income.

	June 30, 2023	June 30, 2022
The changes related to valuation allowance are as follows:
Balance at the beginning of the year	$415,300	$220,560
Current year addition	625,558	194,740
Balance at the end of the year	1,040,858	415,300

NOTE 11 – COMMITMENTS AND CONTINGENCIES

In the normal course of business, we are subject to loss contingencies, such as legal proceedings and claims arising out of our business, that cover a wide range of matters, including, among others, government investigations and tax matters. In accordance with ASC No. 450-20, “Loss Contingencies”, we will record accruals for such loss contingencies when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. In the opinion of management, there were no pending or threatened claims and litigation as of June 30, 2023 and through November 14, 2023, the date the financial statements were available to be issued.

NOTE 12 – SUBSEQUENT EVENTS

In accordance with FASB ASC 855-10 Subsequent Events, the Company has analyzed its operations subsequent to June 30, 2023 to the date these consolidated financial statements were issued, and has determined that there is a material subsequent event to disclose in these consolidated financial statements, because we believe that this event will have a significant effect on the future operations of the Company.

On July 14, 2023, PNAC issued an unsecured promissory note of $125,000 (the “noco-noco Note 3”) to evidence the payments made by the Company for the Third Monthly Extension payment. The noco-noco Note 3 bears no interest and is payable in full upon the earlier to occur of (i) the consummation of an initial business combination or (ii) the date of expiry of the term of the PNAC, in cash or shares of PNAC at $10.00 per share, at the discretion of the note holder.

On August 13, 2023, the Company entered into a Forward Purchase Agreement (the “Forward Purchase Agreement”) and Subscription Agreement (the “FPA Subscription Agreement”) with (i) Meteora Capital Partners, LP (“MCP”), (ii) Meteora Select Trading Opportunities Master, LP (“MSTO”), and (iii) Meteora Strategic Capital, LLC (“MSC” and, collectively with MCP and MSTO, the “Meteora Parties”) for an OTC Equity Prepaid Forward Transaction. Pursuant to the terms of the Forward Purchase Agreement and FPA Subscription Agreement, Seller agreed to subscribe for and purchase, and the Company agreed to issue and sell to Seller, on the Closing, up to 2,000,000 Class A Common Stock of the Company, less the number of Class A Common Stock of the Company purchased by Seller separately from third parties through a broker in the open market at prices no higher than the redemption price. Seller has agreed to waive any redemption rights under the Company’s current Charter with respect to any Class A ordinary shares of the Company purchased through the FPA Subscription Agreement and any Recycled Shares (as defined Form F1 File No. 001-41789) in connection with the Business Combination, extensions or otherwise that would require redemption by the Company of such shares.

On August 14, 2023, PubCo entered into a purchase agreement (the “ELOC Purchase Agreement”) with ARENA BUSINESS SOLUTIONS GLOBAL SPC II, LTD on behalf of and for the account of SEGREGATED PORTFOLIO #9 – SPC #9 (“Arena”), which provides that, upon the terms and subject to the conditions and limitations set forth therein, PubCo has the right to direct Arena to purchase up to an aggregate of $150,000,000 of PubCo Ordinary Shares over the 36-month term of the ELOC Purchase Agreement. Under the ELOC Purchase Agreement, after the satisfaction of certain commencement conditions, including, without limitation, the effectiveness of the Resale Registration Statement (as defined below), PubCo has the right to present Arena with an advance notice (each, an “Advance Notice”) directing Arena to purchase any amount of PubCo Shares (each, an “Advance”) up to the Maximum Advance Amount (as defined herein). After the SEC declares a Resale effective relating to the transaction, PubCo will have the right and the sole discretion to sell to Arena up to $150 million worth of shares over a 36-month period subject to certain limitations. PubCo will control the timing and amount of any future investment and Arena will be obligated to make purchases in accordance with the ELOC Purchase Agreement

On August 17, 2023, PNAC issued an unsecured promissory note of $125,000 (the “noco-noco Note 4”) to evidence the payments made by the Company for the Forth Monthly Extension payment. The noco-noco Note 4 bears no interest and is payable in full upon the earlier to occur of (i) the consummation of an initial business combination or (ii) the date of expiry of the term of the PNAC, in cash or shares of PNAC at $10.00 per share, at the discretion of the note holder.

On August 25, 2023 (the “Closing Date”), noco-noco Inc. (formerly known as Prime Number Holding Limited), an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company” or “PubCo”), consummated the previously announced Business Combination (defined below). The Business Combination was announced on December 29, 2022, where PubCo, Prime Number Acquisition I Corp. (“PNAC”), Prime Number Merger Sub Inc., a Delaware corporation and a direct wholly-owned subsidiary of PubCo (“Merger Sub”), Prime Number New Sub Pte. Ltd., a Singapore private company limited by shares and a direct wholly-owned subsidiary of PubCo (“New SubCo”), noco-noco Pte. Ltd.., a Singapore private company limited by shares (“noco-noco”), and certain shareholders of noco-noco collectively holding a controlling interest (together with other shareholders of noco-noco subsequently joining the transactions, the “Sellers”), entered into a business combination agreement (“Business Combination Agreement”), pursuant to which, PNAC proposed to enter into a business combination with noco-noco involving a merger and a share exchange, among which: (i) Merger Sub would merge with and into PNAC, with PNAC as the surviving entity and a wholly-owned subsidiary of PubCo (the “Merger”), (ii) New SubCo would acquire all of the issued and outstanding shares of noco-noco from the Sellers, and in exchange, PubCo would issue to the Sellers the ordinary shares of PubCo, with noco-noco becoming a subsidiary of New SubCo and an indirect subsidiary of PubCo (the “Share Exchange”, and together with the Merger and the other transactions contemplated by the Business Combination Agreement, the “Business Combination”). Upon the

consummation of the Business Combination, each of PNAC and noco-noco would become a subsidiary of PubCo, and PNAC stockholders and the Sellers would receive ordinary shares, par value $0.0001 per share, of PubCo (“PubCo Ordinary Shares”) as consideration and become the shareholders of PubCo. The Merger was consummated on August 24, 2023, and the Share Exchange and Business Combination were consummated on the Closing Date.

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

On October 23, 2023, noco-noco Inc., through its Singapore subsidiary, noco-noco Pte. Ltd. has entered into a Sales and Purchase Agreement to acquire noco-tech Inc. (“noco-tech”), a technology innovator from 3DOM Alliance Inc. (“3DOM”). The agreement includes an indefinite license to produce and market the X-SEPA™ separator technology developed by 3DOM. Under the terms of the transaction, noco-noco will issue up to twenty-five million new shares at US$2 per share to fund the acquisition. The transaction is expected to close in Q4 of 2023. Completion of the Sale and Purchase Agreement is subject to customary conditions precedent, which includes satisfactory completion of due diligence, and noco-noco having obtained the approval of its shareholders for the transaction and necessary regulatory consents and approval (as applicable) for the transaction.