Form 20-F
period 2024-06-30
noco-noco Inc.
filed 2024-12-26
CIK 1964021

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2024

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

3 Temasek Avenue

Centennial Tower, Level 18

Singapore 039190

(Address of principal executive offices)

Masataka Matsumura

Chief Executive Officer

contactus@noco-noco.com

3 Temasek Avenue

Centennial Tower, Level 18

Singapore 039190

Telephone: +65 69503852

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:*

Title of each class	Trading Symbol(s)	Name of exchange on which registered
Ordinary shares, par value US$0.0001	NCNCF	OTC Expert Market
Warrants, each whole warrant exercisable for one ordinary share	NCNWF	OTC Expert Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

* It is anticipated that the securities of the issuer will cease to be registered pursuant to Section 12(b) of the Act.

Indicate the number of outstanding shares of the issuer as of June 30, 2024 the close of the period covered by the annual report: 170,453,431 ordinary shares.

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

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☒ No ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

Pursuant to the Business Combination Agreement, upon the consummation of the Business Combination: (i) each PNAC unit (“PNAC Units”) issued and outstanding immediately prior to the effective time of the Merger was automatically detached and the holder thereof was deemed to hold one share of PNAC Class A Ordinary Share (defined below), one half of PNAC Warrant (defined below), and one PNAC Right (defined below); (ii) each share of PNAC Class A Ordinary Share, par value $0.0001 per share (“PNAC Class A Ordinary Share”, together with PNAC Class B Ordinary Share, par value $0.0001 per share, the “PNAC Ordinary Share”) issued and outstanding immediately prior to the effective time of the Merger was canceled in exchange for the right to receive one PubCo Ordinary Share, (iii) each PNAC warrant (“PNAC Warrant”) outstanding immediately prior to the effective time of the Merger ceased to be a warrant with respect to PNAC Ordinary Share and was assumed by PubCo and converted into a warrant of PubCo (“PubCo Warrant”) to purchase one PubCo Ordinary Share subject to substantially the same terms and conditions prior to the effective time of the Merger; and (iv) each PNAC Right (“PNAC Right”) outstanding immediately prior to the effective time of the Merger was cancelled in exchange for the right to receive one-eighth (1/8) of one PubCo Ordinary Share. In addition, pursuant to the Business Combination Agreement, upon the consummation of the Share Exchange (i) New SubCo acquired all the outstanding shares of noco-noco (“noco-noco Shares”) from the Sellers, (ii) in exchange, each Seller received such number of newly issued PubCo Ordinary Share that was equal to the product of (a) the quotient of (i) $1,350,000,000 (the “noco- noco Valuation”), divided by (ii) the price per PubCo Ordinary Share that equals to the redemption price of each share of PNAC Class A Ordinary Share in connection with the Business Combination (the “PubCo Per Share Price”), multiplied by (b) such Seller’s Pro Rata Portion as set out in the Allocation Schedule of the Business Combination Agreement.

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

On August 14, 2023, the Company entered into a purchase agreement (the “ELOC Purchase Agreement”) with Arena Business Solutions Global SPC II, Ltd on behalf of and for the account of Segregated Portfolio #9 – SPC #9 (“Arena”), which provides that, upon the terms and subject to the conditions and limitations set forth therein, PubCo has the right to direct Arena to purchase up to an aggregate of $150,000,000 of PubCo Ordinary Shares over the 36-month term of the ELOC Purchase Agreement. Under the ELOC Purchase Agreement, after the satisfaction of certain commencement conditions, including, without limitation, the effectiveness of the Resale Registration Statement (as defined below), PubCo has the right to present Arena with an advance notice (each, an “Advance Notice”) directing Arena to purchase any amount of PubCo Shares (each, an “Advance”) up to the Maximum Advance Amount (as defined herein). After the SEC declares a Resale effective relating to the transaction, PubCo will have the right and the sole discretion to sell to Arena up to $150 million worth of shares over a 36-month period subject to certain limitations. PubCo will control the timing and amount of any future investment and Arena will be obligated to make purchases in accordance with the ELOC Purchase Agreement.

INTRODUCTION

Frequently Used Terms

In this annual report on Form 20-F (this “Report”), unless the context otherwise requires, the “Company,” and references to “we,” “us,” or similar such references should be understood to be references to noco-noco Inc. and its subsidiaries. When this Report refers to “noco-noco” “we,” “us,” or similar such references in the context of discussing noco-noco Pte. Ltd.’s business or other affairs prior to the consummation of the Business Combination on August 25, 2023, it refers to the business of noco-noco Pte. Ltd. and its subsidiaries. Following the date of consummation of the Business Combination, references to “noco-noco” “we,” “us,” or similar such references should be understood to refer to noco-noco Inc. and its subsidiaries. References to “PNAC” should be understood to refer to Prime Number Acquisition I Corp.

Certain amounts and percentages that appear in this Report may not sum due to rounding.

Unless otherwise stated or unless the context otherwise requires, in this Report:

“3DOM Alliance” means 3DOM Alliance Inc., a company incorporated under the laws of Japan, which is the majority shareholder of noco-noco;

"Current Memorandum and Articles of Association" means the amended and restated memorandum and articles of association of the Company adopted on August 18, 2023 and which took effect as of August 25, 2023;

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

“ERF” means Emissions Reduction Fund administered by the CER, an Australian government program that incentivizes and financially supports projects that reduce greenhouse gas emissions;

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

“noco-noco Valuation” means $1,350,000,000;

“PNG” means Papua New Guinea;

“PubCo” means noco-noco Inc., an exempted company limited by shares incorporated under the laws of the Cayman Islands, which was formerly known as Prime Number Holding Limited prior to the Closing;

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

Risks Relating to Our Business and Financial Condition

We currently have no operations, and investors therefore have no basis on which to evaluate the Company’s future prospects.

We currently have no operations and will be reliant upon a merger with or acquisition of an operating business to commence operations and generate revenue. Because we have no operations and have not generated revenues, investors have no basis upon which to evaluate our ability to achieve our business objective of locating and completing a business combination with a target business. We have no current arrangements or understandings with any prospective target business concerning a business combination and may be unable to complete a business combination in a reasonable timeframe, on reasonable terms or at all. If we fail to complete a business combination as planned, we will not generate any operating revenues.

We may face difficulties or delays in our search for a business combination, and we may not have access to sufficient capital to consummate a business combination.

We may face difficulty identifying a viable business opportunity or negotiating or paying for any resulting business combination. Economic factors that are beyond our control, including the COVID-19 pandemic and consequent economic downturn, as well as increased competition for acquisitions of operating entities that we expect to encounter as a result thereof, may hinder our efforts to locate and/or obtain a business that is suitable for our business goals at a price we can afford and on terms that will enable us to sufficiently grow our business to generate value to our shareholders. We have limited capital, and we may not be able to take advantage of any available business opportunities on favorable terms or at all due to the limited availability of capital. There can be no assurance that we will have sufficient capital to provide us with the necessary funds to successfully develop and implement our plan of operation or acquire a business we deem to be appropriate or necessary to accomplish our objectives, in which case we may be forced to terminate our business plan and your investment in the Company could become worthless.

If we are not successful in acquiring a new business and generating material revenues, investors will likely lose their investment.

If we are not successful in developing a viable business plan and acquiring a new business through which to implement it, our investors’ entire investment in the Company could become worthless. Even if we are successful in combining with or acquiring the assets of an operating entity, we can provide no assurances that the Company will be able to generate significant revenue therefrom in the short-term or at all or that investors will derive a profit from their investment. If we are not successful, our investors will likely lose their entire investment.

If we cannot manage our growth effectively, we may not become profitable.

Businesses, including development stage companies such as ours and/or any operating business or businesses we may acquire, often grow rapidly, and tend to have difficulty managing their growth. If we are able to acquire an operating business, we will likely need to expand our management team and other key personnel by recruiting and employing experienced executives and key employees and/or consultants capable of providing the necessary support.

We cannot assure you that our management will be able to manage our growth effectively or successfully. Our failure to meet these challenges could cause us to lose money, and your investment could be lost.

Because we have limited capital, we may need to raise additional capital in the future by issuing debt or equity securities, the terms of which may dilute our current investors and/or reduce or limit their liquidation or other rights.

We may require additional capital to acquire a business. We may not be able to obtain additional capital when required. Future business development activities, as well as administrative expenses such as salaries, insurance, general overhead, legal and compliance expenses, and accounting expenses will require a substantial amount of additional capital. The terms of securities we issue in future capital raising transactions may be more favorable to new investors, and may include liquidation preferences, superior voting rights or the issuance of other derivative securities, which could have a further dilutive effect on or subordinate the rights of our current investors. Any additional capital raised through the sale of equity securities will likely dilute the ownership percentage of our shareholders. Additionally, any debt securities we issue would likely create a liquidation preference superior that of our current investors and, if convertible into shares of Common Stock, would also pose the risk of dilution.

We may be unable to obtain necessary financing if and when required.

Our ability to obtain financing, if and when necessary, may be impaired by such factors as the capital markets (both in general and in the particular industry or industries in which we may choose to operate), our limited operating history and current lack of operations, the national and global economies, and the condition of the market for microcap securities. Further, economic downturns such as the current global depression caused by the COVID-19 pandemic may increase our requirements for capital, particularly if such economic downturn persists for an extended period of time or after we have acquired an operating entity, and may limit or hinder our ability to obtain the funding we require. If the amount of capital we are able to raise from financing activities, together with any revenues we may generate from future operations, is not sufficient to satisfy our capital needs, we may be required to discontinue our development or implementation of a business plan, cancel our search for business opportunities, cease our operations, divest our assets at unattractive prices or obtain financing on unattractive terms. If any of the foregoing should happen, our shareholders could lose some or all of their investment.

Because we are still developing our business plan, we do not have any agreement for a business combination.

We have no current arrangement, agreement or understanding with respect to engaging in a business combination with any specific entity. We may not be successful in identifying and evaluating a suitable acquisition candidate or in consummating a business combination. We are neutral as to what industry or segment for any target company. We have not established specific metrics and criteria we will look for in a target company, and if and when we do we may face difficulty reaching a mutual agreement with any such entity, including in light of market trends and forces beyond our control. Given our early-stage status, there is considerable uncertainty and therefore inherent risk to investors that we will not succeed in developing and implementing a viable business plan.

The COVID-19 pandemic could materially adversely affect our financial condition, future plans and results of operations.

This COVID-19 pandemic has had a significant adverse effect on the economy in the United States and on most businesses. The Company is not able to predict the ultimate impact that COVID-19 will have on its business; however, if the pandemic and government action in response thereto impose limitations on our operations or result in a prolonged economic recession or depression, the Company’s development and implementation of its business plan and our ability to commence and grow our operations, as well as our ability to generate material revenue therefrom, will be hindered, which would have a material negative impact on the Company’s financial condition and results of operations.

We may be deemed to be an investment company under the Investment Company Act of 1940.

Currently, our only significant asset are the shares of Prime Number New Sub Pte. Ltd. Accordingly, we may be deemed to be an investment company under the Investment Company Act and as such, we would either have to register as an investment company under the Investment Company Act, obtain exemptive relief from the SEC or modify our investments or organizational structure or our contract rights to fall outside the definition of an investment company. Registering as an investment company could, among other things, materially adversely affect our financial condition, business and results of operations, materially limit our ability to borrow funds or engage in other transactions involving leverage and require us to add directors who are independent of us and otherwise will subject us to additional regulation that will be costly and time-consuming.

Risks Related to a Potential Business Acquisition

We may encounter difficulty locating and consummating a business combination, including as a result of the competitive disadvantages we have.

We expect to face intense competition in our search for a revenue-producing business to combine with or acquire. Given the current economic climate, venture capital firms, larger companies, blank check companies such as special purpose acquisition companies and other investors are purchasing operating entities or the assets thereof in high volumes and at relatively discounted prices. These parties may have greater capital or human resources than we do and/or more experience in a particular industry within which we choose to search. Most of these competitors have a certain amount of liquid cash available to take advantage of favorable market conditions for prospective business purchaser such as those caused by the recent pandemic. Any delay or inability to locate, negotiate and enter into a business combination as a result of the relative illiquidity of our current asset or other disadvantages we have relative to our competitors could cause us to lose valuable business opportunities to our competitors, which would have a material adverse effect on our business.

We may expend significant time and capital on a prospective business combination that is not ultimately consummated.

The investigation of each specific target business and any subsequent negotiation and drafting of related agreements, SEC disclosure and other documents will require substantial amounts of management’s time and attention and material additional costs in connection with outsourced services from accountants, attorneys, and other professionals. We will likely expend significant time and resources searching for, conducting due diligence on, and negotiating transaction terms in connection with a proposed business combination that may not ultimately come to fruition. In such event, all of the time and capital resources expended by the Company in such a pursuit may be lost and unrecoverable by the Company or its shareholders. Unanticipated issues which may be beyond our control or that of the seller of the applicable business may arise that force us to terminate discussions with a target company, such as the target’s failure or inability to provide adequate documentation to assist in our investigation, a party’s failure to obtain required waivers or consents to consummate the transaction as required by the inability to obtain the required audits, applicable laws, charter documents and agreements, the appearance of a competitive bid from another prospective purchaser, or the seller’s inability to maintain its operations for a sufficient time to allow the transaction to close. Such risks are inherent in any search for a new business and investors should be aware of them before investing in an enterprise such as ours.

Conflicts of interest may arise between us and our shareholders, directors, or management, which may have a negative impact on our ability to consummate a business combination or favorable terms or generate revenue.

Our officers are not required to commit their full time to our affairs, which may result in a conflict of interest in allocating their time between managing the Company and other businesses in which they are or may be involved. We do not intend to have any employees prior to the consummation of a business combination. Our officers are not obligated to contribute any specific number of hours to our affairs, and may engage in other business endeavors while providing services to the Company. If any of their other business affairs require them to devote substantial amounts of time to such matters, it could materially limit their ability to devote their time and attention to our business which could have a negative impact on our ability to consummate a business combination or generate revenue.

It is possible that we obtain an operating company in which a director or officer of the Company has an ownership interest in or that he or she is an officer, director, or employee of. If we do obtain any business affiliated with an officer or director, such business combination may be on terms other than what would be arrived at in an arms-length transaction. If any conflict of interest arises, it could adversely affect a business combination or subsequent operations of the Company, in which case our shareholders may see diminished value relative to what would have been available through a transaction with an independent third party.

We may engage in a business combination that causes tax consequences to us and our shareholders.

Federal and state tax consequences will, in all likelihood, be a significant factor in considering any business combination that we may undertake. Under current federal law, such transactions may be subject to significant taxation to the buyer and its shareholders under applicable federal and state tax laws. While we intend to structure any business combination so as to minimize the federal and state tax consequences to the extent practicable in accordance with our business objectives, there can be no assurance that any business combination we undertake will meet the statutory or regulatory requirements of a tax-free reorganization or similar favorable treatment or that the parties to such a transaction will obtain the tax treatment intended or expected upon a transfer of equity interests or assets. A non-qualifying reorganization, combination or similar transaction could result in the imposition of significant taxation, both at the federal and state levels, which may have an adverse effect on both parties to the transaction, including our shareholders.

It is unlikely that our shareholders will be afforded any opportunity to evaluate or approve a business combination.

It is unlikely that our shareholders will be afforded the opportunity to evaluate and approve a proposed business combination. In most cases, business combinations do not require shareholder approval under applicable law, and our Articles of Incorporation and Bylaws do not afford our shareholders with the right to approve such a transaction. Further, Masataka Matsumura, our principal executive officer, owns approximately 63% of our outstanding Common Stock. Accordingly, our shareholders will be relying almost exclusively on the judgement of our board of directors (“Board”) and Chief Executive Officer and any persons on whom they may rely with respect to a potential business combination. In order to develop and implement our business plan, may in the future hire lawyers, accountants, technical experts, appraisers, or other consultants to assist with determining the Company’s direction and consummating any transactions contemplated thereby. We may rely on such persons in making difficult decisions in connection with the Company’s future business and prospects. The selection of any such persons will be made by our Board, and any expenses incurred or decisions made based on any of the foregoing could prove to be adverse to the Company in hindsight, the result of which could be diminished value to our shareholders.

Because our search for a business combination is not presently limited to a particular industry, sector or any specific target businesses, prospective investors will be unable to evaluate the merits or risks of any particular target business’s operations until such time as they are identified and disclosed.

We are still determining the Company’s business plan, and we may seek to complete a business combination with an operating entity in any number of industries or sectors. Because we have not yet entered into any letter of intent or agreement to acquire a particular business, prospective investors currently have no basis to evaluate the possible merits or risks of any particular target business’s operations, results of operations, cash flows, liquidity, financial condition, prospects or other metrics or qualities they deem appropriate in considering to invest in the Company. Further, if we complete a business combination, we may be affected by numerous risks inherent in the operations of the business we acquire. For example, if we acquire a financially unstable business or an entity lacking an established operating history, we may be affected by the risks inherent in the business and operations of a new business or a development stage entity. Although our management intends to evaluate and weigh the merits and risks inherent in a particular target business and make a decision based on the Company and its shareholders’ interests, there can be no assurance that we will properly ascertain or assess all the significant risks inherent in a target business, that we will have adequate time to complete due diligence or that we will ultimately acquire a viable business and generate material revenue therefrom. Furthermore, some of these risks may be outside of our control and leave us with no ability to reduce the likelihood that those risks will adversely impact a target business or mitigate any harm to the Company caused thereby. Should we select a course of action, or fail to select a course of action, that ultimately exposes us to unknown or unidentified risks, our business will be harmed and you could lose some or all of your investment.

Past performance by our management and their affiliates may not be indicative of future performance of an investment in us.

While our Chief Executive Officer has prior experience in advising businesses, his past performance, the performance of other entities or persons with which he is involved, or the performance of any other personnel we may retain in the future will not necessarily be an indication of either (i) that we will be able to locate a suitable candidate for our initial business combination or (ii) the future operating results of the Company including with respect to any business combination we may consummate. You should not rely on the historical record of him or any other of our personnel or their affiliates’ performance as indicative of our future performance or that an investment in us will be profitable. In addition, an investment in the Company is not an investment in any entities affiliated with our management or other personnel. While management intends to endeavor to locate a viable business opportunity and generate shareholder value, there can be no assurance that we will succeed in this endeavor.

We may seek business combination opportunities in industries or sectors that are outside of our management’s area of expertise.

We will consider a business combination outside of our management’s area of expertise if a business combination candidate is presented to us and we determine that such candidate offers an attractive opportunity for the Company. Although management intends to endeavor to evaluate the risks inherent in any particular business combination candidate, we cannot assure you that we will adequately ascertain or assess all the significant risks, or that we will accurately determine the actual value of a prospective operating entity to acquire. In the event we elect to pursue an acquisition outside of the areas of our management’s expertise, our management’s ability to evaluate and make decisions on behalf of the Company may be limited, or we may make material expenditures on additional personnel or consultants to assist management in the Company’s operations. Investors should be aware that the information contained herein regarding the areas of our management’s expertise will not necessarily be relevant to an understanding of the business that we ultimately elect to acquire. As a result, our management may not be able to adequately ascertain or assess all the significant risks or strategic opportunities that may arise. Accordingly, any shareholders in the Company following a business combination could suffer a reduction in the value of their shares, and any resulting loss will likely not be recoverable.

We may attempt to complete a business combination with a private target company about which little information is available, and such target entity may not generate revenue as expected or otherwise by compatible with us as expected.

In pursuing our search for a business to acquire, we will likely seek to complete a business combination with a privately held company. Very little public information generally exists about private companies, and the only information available to us prior to making a decision may be from documents and information provided directly to us by the target company in connection with the transaction. Such documents or information or the conclusions we draw therefrom could prove to be inaccurate or misleading. As such, we may be required to make our decision on whether to pursue a potential business combination based on limited, incomplete, or faulty information, which may result in our subsequent operations generating less revenue than expected, which could materially harm our financial condition and results of operations.

Our ability to assess the management of a prospective target business may be limited and, as a result, we may acquire a target business whose management does not have the skills, qualifications, or abilities to enable a seamless transition, which could, in turn, negatively impact our results of operations.

When evaluating the desirability of a potential business combination, our ability to assess the target business’s management may be limited due to a lack of time, resources, or information. Our management’s assessment of the capabilities of the target’s management, therefore, may prove to be incorrect and such management may lack the skills, qualifications or abilities expected. Further, in most cases the target’s management may be expected to want to manage us and replace our Chief Executive Officer. Should the target’s management not possess the skills, qualifications, or abilities necessary to manage a public company or assist with their former entity’s merger or combination into ours, the operations and profitability of the post-acquisition business may be negatively impacted and our shareholders could suffer a reduction in the value of their shares.

Any business we acquire will likely lack diversity of operations or geographical reach, and in such case we will be subject to risks associated with dependence on a single industry or region.

Our search for a business will likely be focused on entities with a single or limited business activity and/or that operate in a limited geographic area. While larger companies have the ability to manage their risk by diversifying their operations among different industries and regions, smaller companies such as ours and the entities we anticipate reviewing for a potential business combination generally lack diversification, in terms of both the nature and geographic scope of their business. As a result, we will likely be impacted more acutely by risks affecting the industry or the region in which we operate than we would if our business were more diversified. In addition to general economic risks, we could be exposed to natural disasters, civil unrest, technological advances, and other uncontrollable developments that will threaten our viability if and to the extent our future operations are limited to a single industry or region. If we do not diversify our operations, our financial condition and results of operations will be at risk.

Changes in laws or regulations, or a failure to comply with the laws and regulations applicable to us, may adversely affect our business, ability to negotiate and complete a business combination, and results of operations.

We are subject to laws and regulations enacted by federal, state, and local governments. In addition to SEC regulations, any business we acquire in the future may be subject to substantial legal or regulatory oversight and restrictions, which could hinder our growth and expend material amounts on compliance. Compliance with, and monitoring of, applicable laws and regulations may be difficult, time consuming and costly. Those laws and regulations and their interpretation and application by courts and administrative judges may also change from time to time, and any such changes could be unfavorable to us and could have a material adverse effect on our business, investments, and results of operations. In addition, a failure to comply with applicable laws or regulations, as interpreted and applied, could result in material defense or remedial costs and/or damages have a material adverse effect on our financial condition.

Risks Related to Our Common Stock

Our Company is currently quoted on the Expert Market on the OTC Markets platform.

Our stock quote is not currently visible on OTC Markets. The market for our stock is uncertain at this time. Quotations in Expert Market securities are restricted from public viewing and only broker-dealers and professional or sophisticated investors are permitted to view quotations in Expert Market securities. Our securities could be particularly illiquid due to being quoted on this market and that if we remain on the Expert Market it could impede a potential merger, acquisition, reverse merger or business combination pursuant to which the company could become an operating company.

OTC Markets Group has discontinued the public display of quotes for our shares because it has been labeled Caveat Emptor (Buyer Beware). OTC Markets Group designates certain securities as “Caveat Emptor” and places a skull and crossbones icon next to the stock symbol when there may be reason for investors to exercise additional caution and perform thorough due diligence before making an investment decision in that security.

Our stock is not eligible for proprietary broker-dealer quotations. All quotes in this stock reflect unsolicited customer orders. Unsolicited-Only stocks have a higher risk of wider spreads, increased volatility, and price dislocations. Investors may have difficulty selling this stock. An initial review by a broker-dealer under SEC Rule15c2-11 is required for brokers to publish competing quotes and provide continuous market making.

noco noco is traded on the Expert Market and is eligible for unsolicited quotes only. We were labeled Caveat Emptor (Buyer Beware) for public interest concerns.

Quotations in Expert Market securities are restricted from public viewing. Only broker-dealers and professional or sophisticated investors are permitted to view quotations in Expert Market securities. Because of the restrictions imposed on securities quoted on the Expert Market, most investors will not be able to publicly sell their shares. Additionally, they will not have access to bid and ask prices or other information, including trading volume. As such, Expert Market shares are illiquid. Quotes of securities in the Expert Market are unsolicited quotes only. This means that trades of securities subject to unsolicited quotation in the Expert Market are only available to broker-dealers, institutions and other sophisticated investors, and not average investor.

Our stock is quoted on Expert Markets and you may be unable to sell your shares

It is likely that our common stock will be thinly traded, meaning that the number of persons interested in purchasing our common shares at or near bid prices at any given time may be relatively small or non-existent. This situation is attributable to a number of factors, including the fact that we are a small company which is relatively unknown to stock analysts, stock brokers, institutional investors and others in the investment community that generate or influence sales volume, and that even if we came to the attention of such persons, they tend to be risk-averse and would be reluctant to follow an unproven company such as ours or purchase or recommend the purchase of our shares until such time as we became more seasoned and viable. Consequently, there may be periods of several days or more when trading activity in our shares is minimal or non-existent, as compared to a seasoned issuer which has a large and steady volume of trading activity that will generally support continuous sales without an adverse effect on share price. We cannot give you any assurance that a broader or more active public trading market for our common shares will develop or be sustained, or that current trading levels will be sustained. Due to these conditions, we can give you no assurance that you will be able to sell your shares at or near bid prices or at all if you need money or otherwise desire to liquidate your shares.

Our stock has been downgraded to the OTC Expert Market and as a practical matter, the Company’s stockholders no longer have a public trading market for their ordinary shares.

OTC Markets Group has downgraded trading in the Company’s common stock to the OTC Expert Market. The Expert Market is available only for unsolicited quotes, meaning broker-dealers may use the Expert Market to publish unsolicited quotes representing limit orders from retail and institutional investors who are not affiliates or insiders of the issuer. Quotations in Expert Market securities are only made available to broker-dealers, institutions and other sophisticated investors. Because of the restrictions imposed on securities quoted on the Expert Market, most investors will not be able to publicly sell their shares. Additionally, they will not have access to bid and ask prices or other information, including trading volume. As such, Expert Market shares are illiquid and, as a practical matter, the Company’s stockholders no longer have a public trading market for their ordinary shares.

The Company’s ordinary shares is expected to continue to be traded on the OTC Expert Market, and the Company is currently considering alternatives that will provide additional trading opportunities in the Company’s stock at the earliest opportunity, including through submission of a Form 211 and application to upgrade to the Pink Current Tier of OTC Markets Group. However, there can be no assurance that such an application will be filed by the Company or approved by OTC Markets Group and the Company’s common stock accepted for listing by the OTC Markets Group, or that a market for the Company’s shares will develop.

Shares of Common Stock are subject to the “penny stock” rules of the SEC, and the trading market in the Company’s securities is limited, which makes transactions in its stock cumbersome and may reduce the value of an investment in its stock.

Rule 15g-9 under the Exchange Act establishes the definition of a “penny stock,” for the purposes relevant to the Company, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require: (a) that a broker or dealer approve a person’s account for transactions in penny stocks; and (b) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased.

In order to approve a person’s account for transactions in penny stocks, the broker or dealer must: (a) obtain financial information and investment experience objectives of the person; and (b) make a reasonable determination that the transactions in penny stocks are suitable for that person and the person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks.

The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prescribed by the SEC relating to the penny stock market, which, in highlight form: (a) sets forth the basis on which the broker or dealer made the suitability determination; and (b) that the broker or dealer received a signed, written agreement from the investor prior to the transaction. Generally, brokers may be less willing to execute transactions in securities subject to the “penny stock” rules. This may make it more difficult for investors to dispose of shares of Common Stock and may cause a decline in the market value of the Company’s stock. Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading and about the commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

Due to factors beyond our control, our stock price may be volatile.

There is currently a limited market for our Common Stock, and there can be no guarantee that an active market for our Common Stock will develop, even if we are successful in consummating a business combination. Even if an active market for our Common Stock develops, it will likely be subject to significant price volatility when compared to more seasoned issuers. We expect that the price of our Common Stock will continue to be more volatile than more seasoned issuers for the foreseeable future. Fluctuations in the price of our Common Stock can be based on various factors in addition to those otherwise described in this Report, including:

•
General speculative fever;
•
A prospective business combination and the terms and conditions thereof;
•
The operating performance of any business we acquire, including any failure to achieve material revenues therefrom;
•
The performance of our competitors in the marketplace, both pre- and post-combination;
•
The public’s reaction to our press releases, SEC filings, website content and other public announcements and information;
•
Changes in earnings estimates of any business that we acquire or recommendations by any research analysts who may follow us or other companies in the industry of a business that we acquire;
•
Variations in general economic conditions, including as may be caused by uncontrollable events such as the COVID-19 pandemic and the resulting decline in the economy;
•
The public disclosure of the terms of any financing we disclose in the future;
•
The number of shares of our Common Stock that are publicly traded in the future;
•
Actions of our existing shareholders, including sales of Common Stock by our then directors and then executive officers or by significant investors; and
•
The employment or termination of key personnel.

Many of these factors are beyond our control and may decrease the market price of our Common Stock, regardless of whether we can consummate a business combination and of our current or subsequent operating performance and financial condition. In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been instituted. A securities class action suit against us could result in substantial costs and divert our management’s time and attention, which would otherwise be used to benefit our business.

Because trading in our Common Stock is so limited, investors who purchase our Common Stock may depress the market if they sell Common Stock.

Our Common Stock trades on the OTC Pink Market, the successor to the pink sheets. The OTC Pink Market generally is illiquid and most stocks traded there are of companies that are not required to file reports with the SEC under the Exchange Act. Our Common Stock itself infrequently trades.

The market price of our Common Stock may decline if a substantial number of shares of our Common Stock are sold at once or in large blocks.

Presently the market for our Common Stock is limited. If an active market for our shares develops in the future, some or all of our shareholders may sell their shares of our Common Stock which may depress the market price. Any sale of a substantial number of these shares in the public market, or the perception that such a sale could occur, could cause the market price of our Common Stock to decline, which could reduce the value of the shares held by our other shareholders.

Future issuance of our Common Stock could dilute the interests of our existing shareholders, particularly in connection with an acquisition and any resulting financing.

We may issue additional shares of our Common Stock in the future. The issuance of a substantial amount of our Common Stock could substantially dilute the interests of our shareholders. In addition, the sale of a substantial amount of Common Stock in the public market, either in the initial issuance or in a subsequent resale by the target company in a business combination which received our Common Stock as consideration or by investors who has previously acquired such Common Stock could have an adverse effect on the market price of our Common Stock.

The requirements of being a public company may strain our resources, divert our management’s attention and affect our ability to attract and retain qualified board members.

We are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Act, and other applicable securities rules and regulations. These expenses may increase even more if we no longer qualify as an “emerging growth company,” as defined in Section 2(a) of the Securities Act. The Exchange Act requires, among other things, that we file annual and current reports with respect to its business and operating results. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. We may need to hire more employees or engage outside consultants to comply with these requirements, which will increase our costs and expenses.

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

We are a foreign private issuer as such term is defined in Rule 405 under the Securities Act and are a company incorporated in the Cayman Islands. The Nasdaq market rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards applicable to domestic U.S. companies.

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

In addition, we are not required to have: (i) a majority of the board of directors consist of independent directors; (ii) a compensation committee consisting of independent directors; (iii) a nominating and corporate committee consisting of independent directors; (iv) regularly scheduled executive sessions with only independent directors each year or (v) any of the other requirements to be on the Nasdaq Market.

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

In addition, our corporate affairs are governed by our memorandum and articles of association, the Cayman Islands Companies Act and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors to our Company under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England and Wales, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law may not be as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a different body of securities laws than the United States. Some U.S. states, such as Delaware, may have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the memorandum and articles of association, any special resolutions passed by such companies and the register of mortgages and charges of such companies) or to obtain copies of lists of shareholders of these companies. Our directors will have discretion under the Current Memorandum and Articles of Association to determine whether or not, and under what conditions, our corporate records may be inspected by its shareholders, but we are not obliged to make them available to the shareholders (subject to limited circumstances in which an inspector may be appointed to report on the affairs of our Company). This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

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

For further discussion, see “Taxation—Material United States Federal Income Tax Consideration.”

IITEM 4. INFORMATION ON THE COMPANY

A.
History and Development of the Company

We were incorporated as an exempted company limited by shares on December 28, 2022. Upon the consummation of Business Combination on August 25, 2023, “noco-noco Inc.” (formerly known as Prime Number Holding Limited) became the ultimate corporate parent of our Group. On August 28, 2023, our ordinary shares and warrants commenced trading on the Nasdaq Capital Market (“Nasdaq”) under the symbols “NCNC” and “NCNCW”, respectively. The Company's securities and warrants were suspended from trading on Nasdaq Capital Market at the open of business on November 25, 2024 and were moved to Over-the-Counter ("OTC") Market for trading under the symbols "NCNCF" and "NCNWF", respectively.

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

The Company’s registered office is at 89 Nexus Way, Camana Bay, Grand Cayman, KY1-9009, Cayman Islands, and its principal executive office is 3 Temasek Avenue, Centennial Tower, Level 18, Singapore 039190. The Company’s principal website address is http://noco-noco.com. We do not incorporate the information contained on, or accessible through, the Company’s websites into this Report, and you should not consider it a part of this Report. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The SEC’s website is www.sec.gov.

B.
Business Overview

The following discussion reflects the business of noco-noco. Unless the context otherwise requires, all references in this section to the “Company,” “we,” “us,” “our” or “noco-noco” refers collectively to noco-noco Inc. and its subsidiaries.

Overview

We were established to be an early-stage decarbonization solution provider in Asia, aiming to primarily engage in (i) the leasing of battery products, including batteries and BEVs to commercial transportation companies, and of ESS to renewable power plants and other power plants requiring grid stabilization and backup power; and (ii) carbon abatement solutions for landowners and carbon credit sales. Under SEC Rule 405, the Company qualifies as a "shell company" due to its nominal assets and lack of significant operations. Management has no plans to develop a market for the Company's securities, either debt or equity, until a successful business combination is completed or an operating business is developed. The Company will continue to comply with the periodic reporting requirements of the Act as long as it remains subject to them.

The Company's primary objective for the next 12 months and beyond is to achieve long-term growth through a business combination or the successful development of its operating business. As of the date of this report, the Company has not entered into any definitive agreements or specific discussions with potential business combination candidates. The Company has unrestricted flexibility in seeking, analyzing, and participating in potential business opportunities.

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

Based on an internal evaluation, our X-SEPATM battery with a 1C rate was tested over 4,500 cycles, and by applying the square root law to the test results, was found to be able to continue for 6,000 cycles before decreasing to a state of health (“SOH”) of 60%. A similar battery using a conventional separator, however, can last only 2,800 cycles before decreasing to an SOH of 60%. Evaluations in March 2023 produced more impressive results, with the life of our X-SEPATM battery achieving 6,400 cycles at a higher SOH of 70%. Recent evaluations in April 2023 showed that our X-SEPATM battery equipped with high temperature-resistant electrolyte was found theoretically possible to achieve approximately 9,000 cycles before decreasing to an SOH of 60%.

The longer lifespan of our batteries also entitles our batteries to have two useful lives — our batteries can be used in BEVs for e-motorbikes, e-vans, e-buses, and e-trucks in their first life cycle (typically for lease up to eight years), and then in ESS for renewable power plants and other power plants requiring grid stabilization and backup power in their second life cycle (typically for lease up to ten years). This cascade usage model, with the long-term installment of lease payments, is expected to help us attract clients whose operation is capital intensive.

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

Strategic Cooperation and Partnerships with Market Players

We have entered into a series of MOUs with well-known automakers and OEM partners to establish strategic business partnerships, with the ultimate goal of deploying our batteries in certain of their forthcoming battery powered EVs. For example, we have entered into a MOU with Assemblepoint Co. Ltd to utilize our battery cells in their last-mile, 4-wheeled electric light buses in the Philippines. We believe the successful joint development of battery technologies as well as the incorporation of our batteries into well-known automakers’ vehicles will enormously expand our business and operations as well as enhance our brand name.

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

Own-and-Lease of Battery Products

We operate a unique own-and-lease business model where we manufacture, upon our clients’ requests, our battery products through OEMs, including batteries, BEVs and ESS, and lease them to our clients, primarily consisting of commercial transportation companies, renewable energy plants and other power plants requiring grid stabilization and backup power in Asia. Traditionally, it would cost tremendous upfront capital expenditure and operation expenses for companies to purchase the battery products. However, under our own-and-lease business model, our clients only need to lease our battery products without having to purchase them, enabling operation of BEVs and renewable energy plants more affordable. Alternatively, our clients are also able to place orders to customize their battery products with specific specifications using the licensed-in X-SEPATM separator technology. See “— Our Pipeline Products and Services — X-SEPATM Separator.”

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

Australia

In Australia, we offer carbon abatement projects using a variety of agricultural methods that sequester atmospheric carbon in soil, crop vegetation, and biomass. Our solutions include storing carbon in their soils, planting native trees and shrubs, managing stock to allow native forest to regrow, beef herd improvement, and reducing nitrous oxide emissions from irrigated crops. With these carbon-neutral effects, we can assist these landowners to set up ERF projects and apply for ACCUs. The ACCUs can be used by landowners to offset their carbon emissions, can be sold back to the government, and are tradable in the secondary markets.

ERF Projects

ERF provides a mechanism for business and landholders to participate in Australia's efforts to mitigate climate change by earning ACCUs through their emission-reduction activities. We submit for individual carbon project on the ERF government portal for approvals of issuance of an ERF carbon contract or credits. We are entitled to conduct carbon abatement projects on the sites within Australia and PNG and can claim carbon credits for emission abatement achieved by such projects.

Carbon credits are issued upon acceptance and verification of the carbon abatement project by the CER. We are responsible for facilitating the processes of auditable reports, carbon project registrations, carbon abatement contracts and other display information required for the issuance, marketing, auditing, and accounting of carbon credits through the Australian National Registry of Emissions Units for auction or re-sale in the carbon market.

We can sell the carbon credits to third parties via auction or direct sales in the carbon market. We can use the Carbon Market Institute Carbon Marketplace for auction of the carbon credits, or sell the carbon credits directly to third parties through our worldwide network that are under pressure to reduce carbon emission for direct sales. As of the date of this annual report, we had contracted and submitted six carbon abatement projects to the CER, totaling 65,000 hectares and are estimated to produce around 1 million ACCUs.

PNG

The carbon market in PNG operates differently to that of the Australia as a result of minimal regulatory frameworks in place. PNG has a growing carbon market driven by its vast natural resources (particularly its forests), which play a crucial role in global carbon sequestration. PNG's current carbon market primiarly focuses on voluntary carbon offset projects (such as REDD+).

Following the 26th United Nations Climate Change Conference of Parties in Glasgow (COP 26), Australia, Fiji and PNG have collaborated to generate high-integrity carbon offsets in the Indo-Pacific market by virtue of the Indo-Pacific Carbon Offsets Scheme. See “— Government Regulations.”

As of the date of this annual report, we have contracted to deliver over 30 carbon abatement projects in PNG, totaling 5.3 million hectares and are estimated to produce around 159 million tons PNG carbon credits. In addition, as of the same date, we had successfully submitted 11 of these carbon abatement projects, totaling 4.3 million hectares and producing around 128 million carbon credits.

On August 29, 2023, the Climate Change and Development Authority (“CCDA”) of PNG acknowledged, by way of an official letter, its support for two carbon abatement projects in PNG that have been submitted by a subsidiary of Hop2it Holdings Pte. Ltd. (“Hop2it”) to the CCDA.

These two projects, amongst more than 30 contracted projects secured by Hop2it in PNG involve deforestation avoidance. The shareholders of Hop2it, which are noco-noco and two minority shareholders, have a restructuring deed with noco-noco Pte. Ltd., whereby 52% of the profits from Hop2it’s carbon abatement projects will be paid to us. Furthermore, under the terms of the deed, Hop2it’s carbon abatement management business and all future potential economic benefits of Hop2it’s carbon abatement management business will be carried out through and assigned to noco-noco Australia Pty Ltd., a subsidiary of ours, 52% of which is owned by noco-noco and 48% of which is owned by the minority shareholders of Hop2it. As of the date of this annual report, we have been approached by the two minority shareholders and are in discussions with them to re-negotiate the terms of the restructuring deed so as to adjust their respective shareholdings in noco-noco Australia Pty Ltd and their respective economic interest underlying the carbon abatement projects of noco-noco Australia Pty Ltd; if both parties reach a consensus on such re-negotiation, our shareholding in noco-noco Australia Pty Ltd and our share of profits from noco-noco Australia Pty Ltd's carbon abatement projects may be reduced accordingly.

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

Our Pipeline Products and Services

Our primary pipeline products include (i) X-SEPATM separator and (ii) lithium manganese iron phosphate (LMFP) cathode.

X-SEPATM Separator

Our batteries equipped with X-SEPATM separator, developed by 3DOM Alliance after eight years of research and development, is more reliable and longer-lasting compared with conventional batteries, due to our X-SEPATM separator’s high and uniformed porosity, high liquid absorption, and high heat resistance. Below is the illustrative picture of the structure of our batteries using X-SEPATM separators:

Our X-SEPATM separator has the unique advantage of high and uniform porosity, which is the key to high ionic conductivity, resulting in long battery lifespan and the avoidance of dendrite formation, which is the main cause of fire and explosions and fast battery deterioration. X-SEPATM separator is capable of having more than 70% porosity, compared to around 40% porosity for conventional separators. Conventional separators are made through a uniaxial stretching method, which can only produce irregularly shaped and randomly distributed pores by tearing. In our case, we are able to produce, through 3DOM Alliance, pores that are uniformed and with high density through unique manufacturing process using polyimide precursor with beads and put through a process of drying and detachment, imidization and thermal removal of the beads, hence creating pores that are regular in shape and evenly distributed. Below is the illustrative picture showing the different production methods between a general-purpose PP separator and our X-SEPATM separator:

The unique methodology of producing X-SEPATM separators enables us to offer customized separators with pre-specified pore sizes and density, which helps achieve desired battery performance parameters. Furthermore, through a 3-layer die configuration, we are now able to offer separators with 3 layers with the middle layer being of low porosity and the two outer layers of high porosity. The middle layer can provide strength to the overall separator, whilst the outer layers of high porosity can increase the lifespan and make possible high C charge/discharge rates for the battery without causing damage and deterioration. Below is the illustrative picture of the structure of our X-SEPATM separators:

In addition, X-SEPATM separator has a high wettability due to its high and uniform porosity. This enables us to use high viscosity electrolytes, which are non-volatile and can prevent explosion. Such electrolytes, which have up to 30 times more viscosity than conventional electrolytes, are also less prone to evaporation at high temperatures, and thus can enhance battery performance. A 25mAh nickel manganese cobalt (NMC) battery, with non-volatile electrolyte and using X-SEPATM separator, can last 600 cycles to the point when capacity retention drops to 60% at a temperature of 60 degrees Celsius and at 0.5C charge/discharge rate. A similar battery without X-SEPATM separator can last only 370 cycles in the same condition. X-SEPATM separator is hence essential for producing batteries which can withstand very high operating temperature conditions without fast deterioration of battery function.

Furthermore, our batteries, with the X-SEPATM separator fitted in, are found to be high heat resistant, have high reliability in abnormal conditions and a near doubling of lifespan of other batteries. Capacity retention of our battery with X-SEPATM separator only falls to 60% after 7,300 cycles, at an operating temperature of 25 degrees Celsius and a 1C rate, whereas a battery without X-SEPATM separator drops to 60% retention after 3,300 cycles in the same condition. If the operating temperature goes up to 45 degrees Celsius, our battery falls to 60% retention after 3,600 cycles whilst the other can last only 1,450 cycles. In a recent testing at 60 degrees Celsius, our battery was able to reach 2,000 cycles before retention capacity dropped to 80%, which was approximately five times of the cycles achievable by other batteries. Nail penetration testing on the battery cell with a conventional separator had resulted in thermal runaway and venting, corresponding to European Council for Automotive R&D (“EUCAR”) hazard level 4, while testing on the battery cell equipped with our X-SEPATM separator did not result in thermal runaway and produced no smoke or flame, corresponding to EUCAR hazard level 2.

The high uniform porosity of X-SEPATM separator also makes it highly suitable for lithium-metal anode, solid-electrolyte batteries. A lithium-metal anode battery sample was developed and tested in July 2020, with successful achievement of 200 cycles for 400Wh/kg energy density. We expect the mass production of single layer separator to begin in the first quarter of 2025, and 3-layer samples have been provided for client testing since February 2023. Mass manufacturing of 3-layer separator is targeted to commence in the first quarter of 2025. The manufacturing of X-SEPATM separators is expected to be carried out by 3DOM Alliance and OEMs.

Below is a diagram showing the differences between conventional batteries and our batteries using X-SEPATM separators:

Lithium Manganese Iron Phosphate (LMFP) Cathode

Lithium iron phosphate (LFP) batteries are increasingly used in place of nickel cobalt aluminum (NCA) and nickel manganese cobalt (NMC) batteries which are more expensive, but LFP batteries have the disadvantage of lower energy density. In 2014, 3DOM Alliance developed a battery using a cathode fabricated with lithium-manganese-iron-phosphate (LMFP), which has more energy density and cost less, as compared with LFP batteries. Our LMFP batteries developed by 3DOM Alliance have about 30% higher energy density than LFP batteries and a lifespan of about 6,000 cycles compared to 3,000 cycles for third party LFP batteries. Although the average cost of our LMFP batteries is higher than that of the LFP batteries, due to the much longer lifespan, cost of our LMFP batteries per cycle is about 35% lower. We expect to commence commercialization of the LMFP cathode in the first quarter of 2025.

Relationship with 3DOM Alliance

3DOM Alliance is our majority shareholder which engages in the R&D of various battery technologies. The history of 3DOM Alliance can be traced back to 2011 when the patent of “secondary battery separator and lithium secondary battery using the separator” was granted by Japan Patent Office to Professor Kiyoshi Kanamura, and subsequently licensed exclusively to 3DOM Technology Inc., the predecessor of 3DOM Alliance. During 2015 to 2017, 3DOM Alliance was among the list of technology innovation projects and enjoyed a series of governmental and university support. In 2018, 3DOM Alliance began making samples of solid-state batteries, and later in the following year, delivered the first supply of batteries using its proprietary battery technology to a BEV maker. In 2019, 3DOM Alliance also began the development of application for ESS. In 2020, 3DOM Alliance installed a small-scale production line for its separator X-SEPATM, producing lithium-metal anode battery samples for testing.

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

Upfront payment: We are obligated to pay a one-off, refundable upfront payment of $30 million licensing fee to 3DOM Alliance. Such upfront payment shall be credited against any royalties under the agreement such that the amount of the upfront payment shall be deducted from the royalties when due and payable. In the event that the upfront payment has any remaining amount after the last deduction from the royalties at the end of a five- year period from the last installment of the upfront payment, the remaining unutilized amount shall be refunded to us at our request. Pursuant to a supplemental agreement to the license-in agreement dated May 10, 2023 (the “Supplemental Agreement”), the upfront payment shall be payable over a series of installments after the consummation of the Business Combination, in such amounts and pursuant to such repayment schedule as may be agreed between 3DOM Alliance and us. Both parties shall negotiate the installment plan in good faith, taking into consideration our working capital needs as well as our liquidity and available capital resources after the consummation of the Business Combination.

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

Australia

The Australian Federal Government established the ACCU Scheme by virtue of the Clean Energy Regulator Act 2011 and Carbon Credits (Carbon Farming Initiative) Act 2011. The Scheme aims to incentivize projects to reduce emissions as part of the ERF. The CER is the regulatory authority responsible for the (i) administering the ACCU Scheme and the projects that operate under it, and (ii) ACCU project compliance, oversight and enforcement. The CER is established and governed by the Clean Energy Regulator Act 2022. The Department of Climate Change, Energy, the Environment and Water is responsible for the ACCU Scheme's overarching policy, administering the legislation, and advising the Minister.

The ERF was established by virtue of the Carbon Credits (Carbon Farming Initiative) Act 2011 and the Carbon Credits (Carbon Farming Initiative) Rule 2015. Registered proprietors of land and registered proponents are able to create value by undertaking abatement activities on their land or within their operations. These activities involve reducing carbon emissions or removing and storing carbon in vegetation and/or soil.

Eligible projects may earn one ACCU for every ton of emissions reduced, avoided, removed or stored.

In the primary market for ACCU sales, the Australian Government is the primary purchaser through the ERF reverse auction process, The government can also enter into direct contracts with project proponents (outside the reverse auction sustem) to purchase ACCUs. Carbon credits can be also sold via secondary market, which includes private speculation, private carbon commitments or to other proponents for their respective projects. There is currently no exchange for carbon credits to be traded. Australia is introducing the Australian Carbon Exchange (“ACE”) which will facilitate the purchase, sale and settlement of ACCUs. Whether the ACE will integrate with international markets is yet to be determined.

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

The latest Independent Review of Australian Carbon Credit Units undertaken by the Australian Government recommended moving responsibility for government purchase of ACCUs out of the CER and into another government body to avoid actual or perceived conflicts of interest. As of the date of this annual report, the CER no longer hold Australian Carbon Credit Units (ACCUs) Scheme auctions on behalf of the Commonwealth. Participants can no longer enter into carbon abatement contracts with the CER. The government is consulting with stakeholders on the purpose and role of government purchasing of ACCUs. The government will decide on the appropriate entity for purchasing ACCUs in light of the outcome of the consultation. As of the date of this annual report, the government has not announced any legislative amendments in relation to the new purchasing entity. Being listed as one of the priority reforms, the new purchasing entity is expected to be announced in the near future.

PNG

The current state of the law and policy regarding developing carbon projects, issuing carbon credits and the carbon market in PNG is in a developmental phase. Policy makers and lawmakers are taking their time forming the appropriate institutional and regulatory framework to create a workable carbon market which is internationally attractive, provides for local landowner stakeholders and ensures compliance with the Paris Agreement and its own constitution. The current regulatory framework comprises only the Climate Change (Management) Act 2015. The draft and longstanding Climate Change (Management) (Carbon Market) Regulation 2023 will provide further clarity for carbon project proponents and will be supported by numerous safeguard policies and the REDD+ strategy.

The Climate Change and Development Authority ("CCDA") is PNG's statutory body with responsibility for carbon capture and storage, coordinating all climate change related policies and actions, and greenhouse gas measuring and reporting etc. In the past, the PNG Forest Authority ("PNGFA") issued carbon licenses as part of its role in managing forest-based carbon projects. Now the CCDA is the primary authority overseeing carbon markets and carbon credit issuance, while the PNGFA continues to play a primary role in the sustainable management of the nation's forest resource.

PNG currently has no compliant carbon market established but the voluntary market has issued carbon credits with varying success over many years. The current operational voluntary carbon projects are agreements negotiated directly with landowners and national and provincial governments. Given the developmental phase of the carbon market industry in PNG, there is a lack of legislation, policy framework and administrative arrangements and confidence to fully participate in domestic and international voluntary and compliance markets.. Some current voluntary carbon projects are moving to jurisdictionally nested compliance projects.

Currently, there is a moratorium on new voluntary carbon projects in PNG as the government believed that a stronger and clearer regulatory framework was required, which is the draft Climate Change (Management) (carbon Market) Regulation 2023. Once this regulation is operational, the voluntary and compliance carbon market is expected to resume with respect to the approval of new projects

PNG is a party to the Indo-Pacific Carbon Offsets Scheme, which allows for credits obtained via carbon abatement projects to be openly traded between companies in the private sector.

PNG and Singapore singed an Implementation Agreement on carbon credits cooperation under Article 6 of the Paris Agreement on December 8, 2023.

Due to its rich biodiversity, historical low rate of logging and its ‘blue ecosystems’, PNG is considered a potentially desirable location for carbon capture and carbon credit sales, which is the best way to slow the increasingly poorly regulated and aggressive logging operations. The National Court of PNG has placed an injunction on further logging until logging projects are audited but it is not known if this has been effective.

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

Customers

We currently do not have any customers as we have yet to commercialize our leasing services and other services. Our business primarily targets commercial transportation companies as well as renewable power plants and other power plants requiring grid-stabilization and backup power, that have environmental concerns, sustainability goals, and zero-emission mission. Based on our estimates of the market conditions and our operation status, we expect to commence our leasing business in the first quarter of 2025.

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

Assemble Point

We entered into an MOU with 3DOM Alliance and Assemblepoint Co. Ltd. (“Assemble Point”), a Japanese EV maker, on December 28, 2022. By signing this MOU, we aim to jointly develop electric mini buses and batteries for such electric mini buses, and jointly provide battery-related services and carbon-free leasing services in the Philippines. On December 28, 2023, the MOU was extended for an additional one-year period, which will expire on December 28, 2024. This extension underscores our commitment to advancing the development plans that are currently in progress.

Greenfuel Energy Solutions ("Greenfuel")

We entered into a 2-year business alliance MOU with Greenfuel, on December 15, 2023, aimed at revolutionizing India's clean electric mobility landscape through batteries with superior efficiency, performance, and longevity capabilities. Pursuant to the MOU, we will supply Greenfuel with cells inbuilt with the X-SEPA™ technology and Greenfuel will manufacture battery packs with these cells. Greenfuel will also spearhead marketing and sales activities in India and Africa, catering to a diverse range of applications including Drone as a Service (DaaS) and Battery as a Service (BaaS) for solutions such as battery swapping. The collaboration will unfold in multiple phases, with the final manufacturing capacity determined by noco-noco (or its designated third party) supplying 3MWh of the cells on a quarterly basis or 12MW hour per year.

Neogen Ionics (India) Ltd, ("Neogen")

We entered into a 3-year marketing and distribution agreement for noco-noco's X-SEPA™ technology with Neogen Ionics (India) Ltd, a wholly owned subsidiary of Indian listed company, Neogen Chemicals Ltd (NSE: NEOGEN) on January 20, 2024. We aim to swiftly penetrate the rapidly growing Indian electric mobility and energy storage market leveraging on Neogen's expansive customer network in India’s battery manufacturing sector. This agreement paves the way for the introduction of noco-noco's revolutionary X-SEPA™ battery separator technology into the Indian market, with the ultimate goal for Neogen to manufacture X-SEPATM separators domestically.

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

We customize different marketing strategies for different customer types or regions, based on factors that are peculiar to their specific requirements for batteries. For example, we develop and market batteries with high viscosity electrolyte, in order to supply batteries that are highly reliable and enduring in regions where high operating temperature is an issue. For applications requiring high torque batteries, such as drones and sports cars, we adopt the X-SEPATM multi-layer separators to develop high C discharge rate batteries that will not deteriorate. For the ESS market, we strategically focus on developing long-life batteries that can last up to 6,000 cycles to reduce our clients’ costs. With respect to our business of carbon abatement solutions and carbon credit sales, we secure contracts with more landowners by offering a higher percentage share of the revenue generated from carbon credit sales. In addition, we also demonstrate expertise, industry knowledge, high standards of integrity and strong relationship with the regulators.

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

The primary areas of focus for 3 DOM Alliance’s R&D include, but are not limited to, X-SEPATM multi-layer separators for high torque batteries, large lithium-ion battery prototypes, next-generation lithium metal anode, solid electrolyte rechargeable batteries, and phosphoric acid fuel cells (PAFC). 3DOM Alliance undertakes significant testing and validation of the battery products before supplying to us in order to meet our internal quality control standards and the demands of our clients.

Environmental Matters

We recognize that large-scale global adoption of lithium-ion batteries will require cost-effective recycling processes. Accordingly, we focus on the use of the X-SEPATM battery separator, which can double the lifespan of traditional batteries, so that our battery packs can have a “second life” as refurbished batteries or for use in stationary storage application.

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

D.
Property, Plants and Equipment

Our registered office is at 89 Nexus Way, Camana Bay, Grand Cayman, KY1-9009, Cayman Islands, and our principal executive office is 3 Temasek Avenue, Centennial Tower, Level 18, Singapore 039190.

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

Recent Developments

Recent events impacting our business are as follows:

Business Combination

We consummated the Business Combination on August 25, 2023. Our ordinary shares and warrants commenced trading on the Nasdaq on August 28, 2023, under the symbols “NCNC” and “NCNCW”, respectively. The Company's securities and warrants were suspended from trading on Nasdaq Capital Market at the open of business on November 25, 2024 and were moved to Over-the-Counter ("OTC") Market for trading under the symbols "NCNCF" and "NCNWF", respectively.

Dissolution of subsidiary

Pursuant to the Business Combination, the dissolution of PNAC ("the corporation") was duly authorized by the Board of Directors and stockholders of the corporation in accordance to the state of Delaware on March 14, 2024. The liquidation of the corporation includes a distribution to noco-noco Inc. of any assets of the corporation after satisfaction of the obligations of the Corporation in accordance with applicable law.

Acquisition of assets from noco-tech Inc ("noco-tech")

We entered into an asset acquisition agreement with noco-tech on October 11, 2024, in which we purchased manufacturing equipment featuring the revolutionary X-SEPA™ technology.

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

Capital Needs

We have incurred net loss and negative cash flows from operations for the years ended June 30, 2024, 2023 and 2022. Assuming we experience no significant delays in the commercialization of our business, we believe that our cash resources are sufficient to fund our marketing activities and manufacturing of battery products through OEMs. For more information, see “— Liquidity and Capital Resources.”

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

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted int he United States of America ("U.S. GAAP") and pursuant to the rules and regulations of the Securities and Exchange Commission (the "SEC").

Principles of Consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All inter-company transactions and balances between the Company and its subsidiaries have been eliminated upon consolidation. Subsidiaries are those entities in which the Company, directly or indirectly, controls more than one half of the voting power; or has the power to govern the financial and operating policies to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of directors.

Significant Accounting Policies

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand and demand deposit with banks, which are unrestricted as to withdrawal and use, and which have original maturities of three months or less when purchased.

Deposits, Upfront Payment and Other Receivables

Security deposits paid for office lease are accounted for as deposits. Amounts paid in advance for future expenses are accounted for as prepaid expenses. Goods and service tax refunds and tax receivables are accounted for as other receivables. No allowance for expected credit loss was recognized as of June, 2024 and 2023.

Promissory Note - Prime Number Acquisition I Corp.

As of June 30, 2023, we had made loans to Prime Number Acquisition I Corp. of an aggregate of $333,594, to be used for a portion of the expenses of the Business Combination. These loans are non-interest bearing, unsecured and are due at the closing of the Business Combination.

Property and Equipment, net

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

Leases

The Company has entered into operating lease agreements primarily for office premises. The Company determine if an arrangement is a lease at inception. For all classes of underlying assets, the Company elect not to recognize right-of-use assets or lease liabilities when a lease has a lease term of 12 months or less at the commencement date and does not include an option to purchase the underlying asset that the Company are reasonably certain to exercise. The Company does not have operating lease assets and liabilities recorded on the consolidated balance sheet as of June 30, 2024. Operating lease assets and liabilities are included on the consolidated balance sheet as of June 30, 2023.

Operating lease assets and liabilities are recognized at the present value of the future lease payments at the lease commencement date. The interest rate used to determine the present value of the future lease payments is the incremental borrowing rate, because the interest rate implicit in most of the leases is not readily determinable. The incremental borrowing rate is estimated to approximate the interest rate on a collateralized basis with similar terms and payments, and in economic environments where the leased asset is located. Operating lease assets also include any prepaid lease payments and lease incentives. The lease terms include periods under options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. The Company generally use the base, non-cancellable, lease term when determining the lease assets and liabilities. Operating lease expense is recognized on a straight-line basis over the lease term.

Warrants

The Company accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 480, Distinguishing Liabilities from Equity (“ASC 480”) and ASC 815, Derivatives and Hedging (“ASC 815”). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Company’s own ordinary share and whether the warrant holders could potentially require “net cash settlement” in a circumstance outside of the Company’s control, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent quarterly period end date while the warrants are outstanding.

For issued or modified warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of equity at the time of issuance. As the Company’s warrants meet all of the criteria for equity classification, so the Company classified each warrant as its own equity.

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

Comprehensive Gain or Loss

ASC 220 “Comprehensive Income,” establishes standards for the reporting and display of comprehensive income and its components in the consolidated financial statements. As of June 30, 2024, 2023 and 2022, the Company established that there are items that represented components of comprehensive income and, therefore, has included a consolidated statement of operations and comprehensive loss in the consolidated financial statements.

Income Taxes

The Company accounts for income taxes in accordance with U.S. GAAP for income taxes. The charge for taxation is based on the results for the fiscal year as adjusted for items, which are non-assessable or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred taxes are accounted for using the asset and liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the consolidated financial statements and the corresponding tax basis used in the computation of assessable tax profit. In principle, deferred tax liabilities are recognized for all taxable temporary differences. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which deductible temporary differences can be utilized. Deferred tax is calculated using tax rates that are expected to apply to the period when the asset is realized or the liability is settled. Deferred tax is charged or credited in the income statement, except when it is related to items credited or charged directly to equity, in which case the deferred tax is also dealt with in equity. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. No penalties and interest incurred related to underpayment of income tax for the years ended June 30, 2024 and 2023. The Company had no uncertain tax positions for the years ended June 30, 2024 and 2023. The Company does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months.

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

At June 30, 2023 and 2022, the Company has no financial assets or liabilities subject to recurring fair value measurements. At June 30, 2024, the Company entered into a Standby Equity Purchase Agreement. Under the true-up arrangement, the commitment shares payable are subject to Level 1 fair value measurements upon the date where the true-up is recognized. Refer to Note 13 to the consolidated financial statements included elsewhere in this annual report for further details.

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

Impairment for Long-lived Assets

The Company periodically evaluates the need to recognize impairment losses relating to long-lived assets in accordance with ASC 360, Property, Plant, and Equipment. Long-lived assets are evaluated for recoverability whenever events or circumstances indicate that an asset may have been impaired. In evaluating an asset for recoverability, the Company estimates the future cash flows, on an undiscounted basis, expected to result from the use of the asset and eventual disposition. If the sum of the expected future cash flows is less than the carrying amount of the asset, the Company would write the asset down to fair value and record an impairment charge accordingly. No impairment of long-lived assets was recognized as of June 30, 2024 and 2023.

Prepaid Forward Contract Equity

The Company recorded a Prepaid Forward Contract Equity on its Consolidated Balance Sheets of $21,299,979 to account for the Prepayment Amount of the Forward Purchase Agreement, as discussed above within the discussion of the Business Combination. The Prepayment Amount will be held in a deposit account until the Valuation Date (the second anniversary of the closing of the

Business Combination, subject to certain acceleration provisions). On the Valuation Date, the Company will receive a pro rata portion of remaining Prepayment Amount. Also, in connection with the Forward Purchase Agreement, the Company recognized this instrument as a reduction to additional paid in capital, on its consolidated balance sheets. Refer to Note 12 to the consolidated financial statements included elsewhere in this annual report for further details.

Transaction Costs

The Company applied the requirements of ASC 340-10-S99-1 and SEC Staff Accounting Bulletin (“SAB”) Topic 5A, Expenses of Offering. The Company incurred $2.5 million for the period ended December 31, 2023, in advisory, legal, accounting and management fees in conjunction with the Business Combination detailed above, which are included in general and administrative expense in the consolidated statements of operations. Direct and specific incremental transaction costs related to the Business Combination that would not otherwise have been incurred had the transaction not consummated were allocated across the derivative instruments associated with the transaction.

Net Loss Per Share

The Company has adopted ASC Topic 260, “Earnings per Share,” (“EPS”) which requires presentation of basic EPS on the face of the income statement for all entities with complex capital structures and requires a reconciliation of the numerator and denominator of the basic EPS computation. In the accompanying consolidated financial statements, basic earnings per share is computed by dividing net loss by the weighted average number of shares of ordinary shares outstanding during the period.

For the periods ended June 30, 2024, 2023 and 2022, the ordinary shares were included in the computation of diluted net loss per share.

Accumulated Other Comprehensive Income/(Loss)

Unrealized gains and losses related to foreign currency translation are accumulated in "accumulated other comprehensive loss" ("AOCI"). These changes are also reported in "other comprehensive income (loss)" on the consolidated statements of comprehensive income.

Foreign Currency Translation

The functional currency of the Company is the currency of the primary economic environment in which the Company operates. Assets and liabilities denominated in currencies other than the functional currency are remeasured using the current exchange rate for monetary accounts and historical exchange rates for nonmonetary accounts, with exchange differences on remeasurement included in comprehensive income in the consolidated statements of comprehensive income.

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

Recent Accounting Pronouncements

In August 2020, the FASB issued ASU 2020-06, Debt – Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging – Contracts in Entity’s Own Equity (Subtopic 815-40). This ASU reduces the number of accounting models for convertible debt instruments and convertible preferred stock and amends the guidance for the derivatives scope exception for contracts in an entity’s own equity to reduce form-over-substance-based accounting conclusions. In addition, this ASU improves and amends the related earnings per share guidance. This standard becomes effective for the Company beginning on October 1, 2024. Adoption is either a modified retrospective method or a fully retrospective method of transition. The Company adopted this guidance effective September 1, 2023, and the adoption of this standard did not have a material impact on its consolidated financial statements.

In November 2023, the FASB issued ASU 2023-07, Improvement to Reportable Segment Disclosures. This ASU aims to improve segment disclosures through enhanced disclosures about significant segment expenses. The standard requires disclosure of significant expense categories and amounts for such expenses, including those segment expenses that are regularly provided to the chief operating decision maker, easily computable from information that is regularly provided, or significant expenses that are expressed in a form other than actual amounts. This standard will be effective for the Company in Fiscal Year 2025 and is required to be applied retrospectively to all prior periods presented in the financial statements. The Company is currently evaluating the impact of the additional disclosure requirements on the Company’s consolidated financial statements.

In December 2023, the FASB issued ASU 2023-09, Improvements to Income Tax Disclosures, a final standard on improvements to income tax disclosures which applies to all entities subject to income taxes. The standard requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as information on income taxes paid. The standard is intended to benefit investors by providing more detailed income tax disclosures that would be useful in making capital allocation decisions. This standard will be effective for the Company in Fiscal Year 2026 and should be applied prospectively. The Company is currently evaluating the impact of the additional disclosure requirements on the Company’s consolidated financial statements.

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

Operating expenses

Our operating expenses primarily consist selling, general and administrative expenses. Our selling, general and administrative expenses consist primarily of professional service fees, audit and compliance expenses, legal, accounting and other advisory services, directors’ remuneration, payroll and related cost, expenses incurred for depreciation of property and equipment and amortization of right-of-use assets. For the years ended June 30, 2024 and 2023, we incurred total operating expenses of $8,075,623 and $16,840,854, respectively.

Upon commencement of commercial operations, we expect to incur customer and sales support and advertising expenses. Accordingly, we also expect our selling, general and administrative expenses to increase significantly.

Other income/(expenses)

Other income/(expenses) comprises of (i) fair value adjustment, (ii) other income, (iii) other expense, including property and equipment written-off, (iv) interest expenses, (v) foreign exchange gain and (vi) commitment fees for the equity line of credit. For the years ended June 30, 2024 and 2023, we generated total other (expenses)/income of $3,179,003 and $49,084, respectively.

Results of Operations

The following table sets forth a summary of our results of operations for the years ended June 30, 2024, and 2023, respectively, and provides information regarding the dollar and percentage increase during such periods.

	June 30, 2024	June 30, 2023	Change	Change
	$	$	$	%
Operating expenses:
General and administrative expense	(8,075,623)	(16,840,854)	8,765,231	(52.0%)
Total operating expenses	(8,075,623)	(16,840,854)	8,765,231	(52.0%)

Loss from operations	(8,075,623)	(16,840,854)	8,765,231	(52.0%)

Other income/(expense):
Other income	5,070	36,439	(31,369)	(86.1%)
Other expense	(3,235,573)	(256)	(3,235,317)	1,263,795.7%
Interest expense	(6,876)	—	(6,876)	100.0%
Foreign exchange gain	58,376	12,901	45,475	352.5%
Total other income/(expense)	(3,179,003)	49,084	(3,228,087)	(6,576.7%)

Loss for the year	(11,254,626)	(16,791,770)	5,537,144	(33.0%)

Comparison of Years Ended June 30, 2024 and 2023

Operating expenses. Total operating expenses decreased by 52.0% to $8.1 million for the year ended June 30, 2024 from $16.8 million for the year ended June 30, 2023. The decrease was primarily due to (i) a decrease in general and administrative expense of $5.5 million, which was attributable to non-recurring stock-based compensation for services relating to carbon credit expertise in the year ended June 30, 2023, offset by an increase in payroll and related cost associated with the hiring of new employees, professional fees incurred in relation to the Business Combination.

Other income/(expense). Total other expense increased by 6,576.7% to $3,179,003 for the year ended June 30, 2024 from a total other income amount of $49,084 for the year ended June 30, 2023. Such increase was primarily due to commitment fees incurred for a standby equity purchase agreement of $3,228,510.

Loss for the year. As a result of the foregoing, our loss for the year decreased by 33.0% to $11.3 million for the year ended June 30, 2024 from $16.8 million for the year ended June 30, 2023.

The following table sets forth a summary of our results of operations for the years ended June 30, 2023, and 2022, respectively, and provides information regarding the dollar and percentage increase during such periods.

	June 30, 2023	June 30, 2022	Change	Change
	$	$	$	%
Operating expenses:
Research and development	—	(137,412)	137,412	(100.0%)
General and administrative expense	(16,840,854)	(951,239)	(15,889,615)	1,670.4%
Total operating expenses	(16,840,854)	(1,088,651)	(15,752,203)	1,446.9%

Loss from operations	(16,840,854)	(1,088,651)	(15,752,203)	1,446.9%

Other income/(expense):
Other income	36,439	11,792	24,647	209.0%
Other expense	(256)	—	(256)	100.0%
Foreign exchange gain	12,901	36	12,865	35,736.1%
Total other income	49,084	11,828	37,256	315.0%

Loss for the year	(16,791,770)	(1,076,823)	(15,714,947)	1,459.4%

Comparison of Years Ended June 30, 2023 and 2022

Operating expenses. Total operating expenses increased by 1,447% to $16.8 million for the year ended June 30, 2023 from $1.1 million for the year ended June 30, 2022. The increase was primarily due to an increase in general and administrative expense of $15.9 million, which was attributable to an increase in payroll and related cost associated with the hiring of new employees, and stock-based compensations for services relating to carbon credit expertise.

Other income/(expense). Total other income increased by 315% to $49,084 for the year ended June 30, 2023 from $11,828 for the year ended June 30, 2022. Such increase was primarily because (i) we received an increase in government working labor relief of $36,439, and (ii) exchanges gains of $12,901.

Loss for the year. As a result of the foregoing, our loss for the year increased by 1,459% to $16.8 million for the year ended June 30, 2023 from $1.1 million for the year ended June 30, 2022.

B.
Liquidity and Capital Resources

Historically, our principal sources of liquidity have been financing transactions with investors and loans from our majority shareholder that have provided us with the necessary funds to support our business activities. On August 1, 2020, we issued a promissory note with 3DOM Alliance (the “Note”). The Note provides for borrowings upon our request, on one or more occasions, up to an aggregate of principal amount of $5.8 million (S$8.0 million). No interest shall accrue to any loans under the Note. On March 6, 2024, S$6.8 million owed to 3DOM Alliance, representing the aggregate amount drawn down, was capitalized into 28,700,000 ordinary shares at an issuance price of $0.1785. As of June 30, 2024, we had drawdown of $0.6 million (S$0.8 million) from 3DOM Alliance Inc.

On November 22, 2022, we entered into an exclusive, irrevocable license-in agreement with 3DOM Alliance, pursuant to which we are obligated to pay a one-off, refundable upfront payment of $30 million licensing fee to 3DOM Alliance. In addition, we shall pay quarterly royalties equal to three percent (3%) of the gross profit generated using each of 3DOM IP Rights granted to us, including its proprietary and licensed-in patents and other intellectual property, as well as confidential yet critical know-how and other information. Such upfront payment shall be credited against any royalties under the agreement such that the amount of the upfront payment shall be deducted from the royalties when due and payable. In the event that the upfront payment has any remaining amount after the last deduction from the royalties at the end of a five-year period from the last installment of the upfront payment, the remaining unutilized amount shall be refunded to us at our request. Pursuant to a supplemental agreement to the license-in agreement dated May 10, 2023 (the “Supplemental Agreement”), the upfront payment shall be payable over a series of installments after the consummation of the Business Combination, in such amounts and pursuant to such repayment schedule as may be agreed between 3DOM Alliance and us. Both parties shall negotiate the installment plan in good faith, taking into consideration our working capital needs as well as our liquidity and available capital resources after the consummation of the Business Combination. As a result, we do not expect that the $30 million upfront payment will have a material impact on our liquidity and capital resources before or after the consummation of the Business Combination. As of the date of this annual report, we had not paid any upfront payments to 3DOM

Alliance yet. See “noco-noco’s Business — Relationship with 3DOM Alliance” and “Certain Relationships and Related Person Transactions — noco-noco and Pubco Relationships and Related Party Transactions — License-in Agreement.”

On August 14, 2023, we entered into a purchase agreement with Arena Business Solutions Global SPC II, Ltd. (“Arena”) as amended from time to time, (the “Purchase Agreement”), pursuant to which, we have the right to sell to Arena up to $150,000,000 of our ordinary shares, subject to certain limitations and conditions set forth in the Purchase Agreement, from time to time during the 36-month term of the Purchase Agreement. Sales of our ordinary shares pursuant to the Purchase Agreement, and the timing of any sales, are solely and exclusively at our option, and we are under no obligation to sell any securities to Arena under the Purchase Agreement. Between September 5, 2024 to September 30, 2024, we had drawdown of $206,168 through the issuance and sales of 1,640,000 ordinary shares to Arena.

On October 14, 2024, we allotted and issued 90,433,183 restricted ordinary shares, at the issue price of $0.10 per share to noco-tech, for a total consideration of $9,043,318, pursuant to an asset acquisition agreement in which we purchased manufacturing equipment featuring the revolutionary X-SEPA™ technology from noco-tech.

As of June 30, 2024, we had cash and cash equivalents of $437,184. Our cash and cash equivalents are primarily denominated in Singapore dollars as well as in local currencies of our Priority Markets. We have yet to generate any revenue from our business operations, and we have not achieved profitable operations or positive cash flows from our operations since inception. Our accumulated deficit aggregated $30.4 million as of June 30, 2024 and we expect to incur substantial losses in future periods. As an early-stage growth company in the pre-commercialization stage of development, the net loss we have incurred since inception are consistent with our strategy and budget.

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

There is no assurance that the plans will be successfully implemented. If the we fail to achieve these goals, we may need additional financing to repay debt obligations and execute our business plan, and we may not be able to obtain the necessary additional capital on a timely basis, on acceptable terms, or at all. In the event that financing sources are not available, or that we are unsuccessful in increasing our gross profit margin and reducing operating losses, we may be unable to implement our current plans for expansion, repay debt obligations or respond to competitive pressures, any of which would have a material adverse effect on our business, financial condition and results of operations and may materially adversely affect our ability to continue as a going concern. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business and Industry — The consolidated financial statements accompanying this Report contain disclosures related to our ability to continue as a going concern.”

Our consolidated financial statements do not include any adjustments related to the recoverability and classification of recorded assets or the amounts and classification of liabilities or any other adjustments that might be necessary should we be unable to continue as a going concern.

Our consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The realization of assets and the satisfaction of liabilities in the normal course of business are dependent on, among other things, our ability to operate profitably, to generate cash flows from operations, and to pursue financing arrangements to support our working capital requirements.

Working Capital/(Deficit)

	June 30, 2024	June 30, 2023	Change	Change
	$	$	$	%
Current assets	494,104	455,943	38,161	8.4%
Current liabilities	(3,422,574)	(760,391)	(2,662,183)	(350.1%)
Working capital deficit	(2,928,470)	(304,448)	(2,624,022)	(861.9%)

Our cash and cash equivalents amounted to $437,184 and $17,789 as of June 30, 2024 and 2023, respectively.

As of June 30, 2024, we had total liabilities of $7.6 million, consisting of accruals and other payable of $3.2 million, deferred underwriting fees of $2.3 million and amount due to shareholders of $1.9 million.

As of June 30, 2023, we had total liabilities of $4.4 million, which included accruals and other payable of $0.6 million, amount due to shareholders of $3.6 million and current portion operating lease liabilities of $173,045 and non-current portion of operating lease liabilities of $36,700.

As of June 30, 2024, we had a working capital deficiency of $2,928,470 compared with a working capital deficiency of $304,448 as of June 30, 2023.

The increase in the working capital deficiency was due to (i) an increase in accruals and other payables of $2,624,486, partially offset by (ii) a decrease in the current portion of operating lease liabilities of $173,045.

Cash Flows

The following table summarizes our cash flow data for the year ended June 30, 2024, 2023 and 2022.

	June 30, 2024	June 30, 2023	June 30, 2022
	$	$	$
Cash flows from operating activities	(865,215)	(2,982,778)	(805,177)
Cash flows from investing activities	(2,054,406)	(5,735)	(3,888)
Cash flows from financing activities	3,304,161	3,388,587	873,066
Increase in cash and cash equivalents	384,540	400,074	64,001

Net cash used in operating activities

Net cash used in operating activities for the year ended June 30, 2024 was $0.9 million, while our loss for the year was $11.3 million. The difference was primarily due to (i) adjustments for non-cash items including depreciation of property and equipment of $5,644, amortization of right-of-use assets of $174,788, property and equipment written-off of $855, stock-based compensation of $2,214,431, issuance of shares as part of the ELOC commitment fee of $3,228,510, issuance of shares for forward purchase agreement of $756,000, issuance of shares for marketing fee of $200,000, and changes in working capital including (ii) a decrease in due from promissory note of $333,594, and (iii) a decrease in deposits, upfront payments and other receivables of $47,640, partially offset by (iv) an increase in accruals and other payables of $3,404,973 and (v) an increase in amount due to directors of $7,638.

Net cash used in operating activities for the year ended June 30, 2023 was $3.0 million, while our loss for the year was $16.8 million. The difference was primarily due to (i) adjustments for non-cash items including depreciation of property and equipment of $4,855, property and equipment written-off of $256, stock-based compensation of $13,568,137, and changes in working capital including (ii) an increase in due from promissory note of $333,594, (iii) an increase in deposits, upfront payments and other receivables of $2,805, and (iv) a decrease in operating lease liabilities of $1,976, partially offset by (v) an increase in accruals and other payables of $574,119.

Net cash used in operating activities for the year ended June 30, 2022 was $0.8 million, while our loss for the year was $1.1 million. The movement was primarily due to (i) adjustments for non-cash items including depreciation of property and equipment of $3,447, and changes in working capital including (ii) a decrease in inventory of $163,259, (iii) an increase in accruals and other payables of $121,253, and (iv) an increase in operating lease liabilities of $2,565, partially offset by (v) an increase in deposit, upfront payments and other receivables of $18,878.

Net cash used in investing activities

Net cash used in investing activities for the year ended June 30, 2024 was $2.1 million, primarily resulting from the issuance of shares upon the completion of the business combination.

Net cash used in investing activities for the year ended June 30, 2023 and 2022 was $5,735 and $3,888, primarily comprising of purchase of property and equipment.

Net cash generated from financing activities

Net cash generated from financing activities primarily consisted of (i) repayment of lease liabilities amounted to $179,652, for the year ended June 30, 2024 and (ii) advances from shareholders, 3DOM Alliance Inc and Future Science Research Inc, amounting to $3.5 million, $3.4 million and $0.9 million for the years ended June 30, 2024, 2023 and 2022, respectively.

Capital Expenditures

Our capital expenditures amounted to $Nil for the year ended June 30, 2024. We expect to continue to make capital expenditures to meet the expected growth in scale of our business and expect that cash generated from our cash and cash equivalents following the Business Combination and cash from operating activities and financing activities may be used to meet our capital expenditure needs in the foreseeable future.

Off-Balance Sheet Commitments and Arrangements

As of June 30, 2024, we did not have any off-balance sheet arrangements, as defined in the rules and regulations of the SEC, that have or are reasonably likely to have a current or future effect on our financial condition, changes in our financial condition, revenue, or expenses, results of operations, liquidity, capital expenditures, or capital resources that are material to investors.

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

Holding Company Structure

noco-noco Inc. (formerly known as Prime Number Holding Limited prior to Closing) is an exempted company with limited liability incorporated in the Cayman Islands on December 28, 2022 with no material operations of its own. We currently conduct our operations primarily through our subsidiaries. As a result, our ability to pay dividends primarily depends upon dividends paid by our subsidiaries. If our existing subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us.

C.
Research and Development, Patents and Licenses

We do not operate or have any R&D department. Our success depends in part on the innovative and advanced technologies generated by 3DOM Alliance’s R&D department.

The primary areas of focus for 3 DOM Alliance’s R&D include, but are not limited to, X-SEPATM multi-layer separators for high torque batteries, large lithium-ion battery prototypes, next-generation lithium metal anode, solid electrolyte rechargeable batteries, and phosphoric acid fuel cells (PAFC). 3DOM Alliance undertakes significant testing and validation of the battery products before supplying to us in order to meet our internal quality control standards and the demands of our clients.

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

D.
Trend Information

Other than as disclosed elsewhere in this annual Report, we are not aware of any trends, uncertainties, demands, commitments or events for the fiscal year ended June 30, 2024 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

E.
Critical Accounting Estimates

For our critical accounting estimates, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Significant Accounting Policies and Estimates.”

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.
Directors and Senior Management

The following table sets forth certain information relating to our executive officers and directors. Our board of directors is comprised of five directors.

Name	Age	Position
Mr. Masataka Matsumura	44	Chief Executive Officer and Director
Mr. Yuta Akakuma	39	Head of Business Development and Director
Mr. Jean-Francois Raymond Roger Minier	53	Independent Director
Mr. Minoru Tanaka	70	Independent Director
Mr. Noriyoshi Suzuki	68	Independent Director
Mr. Ng Wee Kiat (Darren)	49	Chief Financial Officer
Mr. Koji Ito	39	Chief Product Officer

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

Noriyoshi Suzuki has served as an Independent Director on our board of directors since February 26, 2024. Mr. Noriyoshi Suzuki is a seasoned professional with extensive experience in major securities firms, worked at Nikko Cordial Securities Co., Ltd. (currently SMBC Nikko Securities Co., Ltd.) for 37 years from April 1982 to June 2019 and at Edmon de Rothschild Nikko Co., Ltd. for 12 years from December 2008 to March 2020, serving as representative directors. He has served as President of Suzuki Noriyoshi Office Co., Ltd. from June 2020 till now and as a representative director of Les Rois Mages Japon Co., Ltd. from January 2021 till now. He has also served as an independent director at several firms, including Electric Kogyo Co., Ltd. and transcosmos Inc.

Minoru Tanaka has served as an Independent Director on our board of directors since February 26, 2024. Mr. Minoru Tanaka is an experienced executive with extensive audit experience, and was registered as a certified public accountant in Japan in March 1986. He served at Shinko Audit Corporation from September 1982 to April 1988 and Kaikei Joho Center K.K. from April 1988 to November 1994 before being appointed as a representative director of an accounting firm, Recolte, in December 1994 (incumbent). He has been serving as a representative director of abreuvoir since August 2004, as a director of Trans Continental since January 2017, and as a director of Standard Link K.K. since July 2022. He has also served and serves as a statutory auditor of several firms, including Hikari Tsushin, Inc., Kamikawa Taisetu Sake Brewery, and Kamikawa Taisetu Sake Brewery.

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

Koji Ito has served as our Chief Product Officer since August 1, 2024, responsible for providing strategic management of the X-SEPA™ separator manufacturing process. Mr. Ito brings extensive experience to our Company. He began his career at Toyota Motor Corporation in April 2010, where he improved factory working conditions and production efficiency through his work in plant engineering. Following his tenure at Toyota, Mr. Ito founded an IT service business in May 2013 and subsequently worked at a consulting firm specializing in the manufacturing sector in August 2015. In December 2015, he joined Future Science Research Inc., an affiliate of 3DOM Alliance Inc., where he served as an executive officer and led the business strategy office. Mr. Ito was appointed as a director at Tesnology Inc. in March 2021, and Tesnology Consulting Inc. in July 2021, focusing on system development. He further served as a director at BINEX Inc., a subsidiary of 3DOM Alliance, in July 2022. Mr. Ito holds a master’s degree in engineering from Kyoto University

B.
Compensation

For the year ended June 30, 2024, noco-noco paid an aggregate of approximately S$1.1 million in cash compensation and benefits in kind to noco-noco’s executive officers as a group. In Singapore, noco-noco is required by the applicable laws and regulations to make contributions, as employers, to the Central Provident Fund for executive officers who are employed by noco-noco as prescribed under the Central Provident Fund Act. The contribution rates vary, depending on the age of the executive officers, and whether such executive officer is a Singapore citizen or permanent resident (contributions are not required or permitted in respect of a foreigner on a work pass). Save as aforesaid, noco-noco’s executive officers do not receive pension, retirement or other similar benefits, and noco-noco has not set aside or accrued any amount to provide cash benefits to its executive officers. noco-noco paid an aggregate of S$0.2 million in cash compensation to its independent directors for the year ended June 30, 2024. noco-noco is not a party to any agreements with its executive officers and directors that provide for benefits upon termination of employment.

Share Incentive Plan

2023 Share Incentive Plan

In February 2023, our board of directors adopted, and in August 2023, our shareholders approved, the noco-noco Inc. 2023 Equity Incentive Plan (the “PubCo Incentive Plan”). As of the date of this annual report, under the PubCo 2023 Plan, dividend equivalents, options, restricted shares, restricted share units, share appreciation rights or other rights or benefits to purchase 6,621,822 PubCo Ordinary Shares were outstanding.

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

C.
Board Practices

Board of Directors

Our board of directors currently consists of five directors, three of which are independent. We have a majority of our board consisting of independent directors. The Current Memorandum and Articles of Association provides that the minimum number of directors shall be three, which may be increased or reduced by ordinary resolution, and the maximum number of directors shall be unlimited unless fixed by ordinary resolution. Except as provided in the Current Memorandum and Articles of Association, a director may vote in respect of any contract or transaction in which he/she is interested provided that the nature and extent of the interest of any director in any such contract or transaction is disclosed at or prior to its consideration and any vote thereon, and such director may be counted in the quorum at any meeting of directors at which any such contract or transaction is considered. A director who is interested in a contract or proposed contract with us must declare the nature of his interest at a meeting of the directors or otherwise be made in writing. None of our non-employee director has a service contract with us that provides for benefits upon termination of service.

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

Appointment and Removal of Directors

The Current Memorandum and Articles of Association does not limit the maximum number of directors, though this number may be fixed by ordinary resolution.

The Current Memorandum and Articles of Association provides that first directors shall be appointed in writing by the subscriber or subscribers to the Current Memorandum and Articles of Association, or a majority of them, and thereafter, the directors may be appointed and removed by our shareholders by ordinary resolution or by the directors.

The Current Memorandum and Articles of Association provides for certain circumstances whereby a director’s office shall be terminated forthwith. Our directors have a fixed term expiring at the next-following general meeting of PubCo unless re-appointed or removed pursuant to the Current Memorandum and Articles of Association, and there is no requirement for them to retire by rotation nor to make themselves eligible for re-election. Each director shall remain in office until the end of his/her term or if he or she is removed by ordinary resolution and the office of a director shall be vacated automatically if the director, among other things, (i) he or she is prohibited by the law of the Cayman Islands from acting as a director; (ii) he or she is made bankrupt or makes an arrangement or composition with his/her creditors generally; (iii) he or she resigns his/her office by notice to us; (iv) he or she only held office as a director of our Company for a fixed term and such term expires; (v) in the opinion of a registered medical practitioner by whom he/she is being treated he/she becomes physically or mentally incapable of acting as a director; (vi) he/she is made subject to any law relating to mental health or incompetence, whether by court order or otherwise; (vii) without the consent of the other directors, he/she is absent from meetings of directors for a continuous period of six months; or (vii) is removed from office pursuant to any other provision of the Current Memorandum and Articles of Association.

Committees of the Board of Directors

Our board of directors have established an audit committee, a compensation committee, and a nominating and corporate committee. Each committee’s members and functions are described below.

Audit Committee

The audit committee consists of three independent directors, Mr. Minoru Tanaka, Mr. Noriyoshi Suzuki and Mr. Jean-Francois Raymond Roger Minier. Mr. Minoru Tanaka is the chairperson of the audit committee and he satisfies the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC. Each of Mr. Minoru Tanaka, Mr. Noriyoshi Suzuki and

Mr. Jean-Francois Raymond Roger Minier satisfies the requirements for an “independent director” within the meaning of the Nasdaq listing rules and the criteria for independence set forth in Rule 10A-3 of the Exchange Act.

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

Compensation Committee

The compensation committee consists of Mr Noriyoshi Suzuki, Mr. Jean-Francois Raymond Roger Minier and Mr. Masataka Matsumura. Mr Noriyoshi Suzuki is the chairperson of the compensation committee. Each of Mr. Noriyoshi Suzuki and Mr. Jean-Francois Raymond Roger Minier satisfies the requirements for an “independent director” within the meaning of the Nasdaq listing rules. As a controlled company and foreign private issuer, we have elected to not have our compensation committee consist of entirely of independent directors.

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

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Mr. Minoru Tanaka, Mr. Jean-Francois Raymond Roger Minier and Mr. Masataka Matsumura. Each of Mr. Minoru Tanaka and Mr. Jean-Francois Raymond Roger Minier satisfies the requirements for an “independent director” within the meaning of the Nasdaq listing rules. Mr. Jean-Francois Raymond Roger Minier is chairperson of the nominating and corporate governance committee. As a controlled company and foreign private issuer, we have elected to not have our nominating and corporate governance committee consist of entirely independent directors..

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

D.
Employees

As of June 30, 2024, we had four employees based primarily in Singapore, all of which were full-time employees. Our employees are engaged in business development, operations, finance, and administration. None of our employees is either represented by a labor union or subject to a collective bargaining agreement. We enter into non-competition, non-solicitation and confidentiality agreements or service agreement or employment agreement that contains non-competition, non-solicitation and confidentiality clauses with our employees. We also rely on 3DOM Alliance to provide support function services in business development, operations and administration.

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

As of the date of this Annual Report, there are 283,382,728 ordinary shares issued and outstanding.

Unless otherwise indicated, we believe that all persons named in the table below have sole voting and investment power with respect to all shares of voting shares beneficially owned by them.

Name of Beneficial Owner	Ordinary Shares	% of Total Ordinary Shares
Directors and Executive Officers(1)
Mr. Masataka Matsumura(2)	177,617,308	62.68
Mr. Yuta Akakuma	252,079	0.09
Mr. Ng Wee Kiat (Darren)	483,992	0.17
Mr. Minoru Tanaka	101,245	0.04
Mr. Jean-Francois Raymond Roger Minier	289,070	0.10
Mr. Noriyoshi Suzuki	101,245	0.04
All other executive officers and directors as a group	178,844,939	63.11
5.0% Shareholders
3DOM Alliance(3)	127,118,596	44.86
noco-tech Inc(4)	90,433,183	31.91
Future Science Research(5)	15,566,930	5.49

(1)
The business address for the directors and executive officers of the Company will be 3 Temasek Avenue, Centennial Tower, Level 18, Singapore 039190.
(2)
Represents shares beneficially owned by Mr. Masataka Matsumura through 3DOM Alliance, Future Science Research and noco-tech Inc.
(3)
Consists of 127,118,596 ordinary shares directly held by 3DOM Alliance, a company incorporated under the laws of Japan, which is the majority shareholder of the Company. Mr. Masataka Matsumura is the largest shareholder of 3DOM Alliance, who holds 50.7% its equity interests, as well as the Chief Executive Officer and a Director of the Company.
(4)
Consists of 90,433,183 ordinary shares directly held by noco-tech Inc, a company incorporated under the laws of Japan, which is a wholly owned subsidiary of 3DOM Alliance.
(5)
Consists of 15,566,930 ordinary shares directly held by Future Science Research, a company incorporated under the laws of Japan, which is wholly owned by Mr. Masataka Matsumura.

We have experienced significant changes in the percentage ownership held by major shareholders as a result of the Business Combination. Prior to the consummation of the Business Combination, the sole shareholder of our Company is Dongfeng Wang, the Chief Executive Officer and Chairman of PNAC.

B.
Related Party Transactions

Promissory Note

On August 1, 2020, noco-noco issued a promissory note to 3DOM Alliance (the “Note”). The Note provides for borrowings upon the request of noco-noco, on one or more occasions, up to the principal amount of S$1.0 million ($0.7 million). The principal amount was extended to S$3.0 million ($2.2 million) on January 23, 2023, and further extended to S$8.0 million ($5.8 million) on February 6, 2023. No interest shall accrue to any loans under the Note. There are no payment schedules under the Note; however, the Note must be repaid upon 3DOM Alliance’s request or certain events of default. On March 6, 2024, S$6.8 million owed to 3DOM Alliance, representing the aggregate amount drawn down, was capitalized into 28,700,000 ordinary shares at an issuance price of $0.1785. As of June 30, 2024, we had drawdown of S$0.3 million ($0.2 million) from 3DOM Alliance Inc.

Issuance of Shares pursuant to Debt-to-Equity Swaps

On October 22, 2021, noco-noco allotted and issued 15,478 new ordinary shares in its capital, at $100 per share, to 3DOM Alliance, pursuant to a debt-to-equity swap which both parties agreed to convert noco-noco’s debt of $1.5 million owed to 3DOM Alliance into new ordinary shares in the capital of noco-noco.

On July 15, 2022, noco-noco allotted and issued another 759 (295,824 after reverse recapitalization) new ordinary shares in its capital, at the issue price of $1,041.22 ($2.67 after reverse recapitalization), to 3DOM Alliance, pursuant to another debt-to-equity swap which both parties agreed to convert noco-noco’s debt of $0.8 million owed to 3DOM Alliance into new ordinary shares in the capital of noco-noco.

On March 28, 2024, noco-noco allotted and issued another 28,700,000 new ordinary shares, at the issue price of $0.1785 per share to 3DOM Alliance, pursuant to another debt-to-equity swap which both parties agreed to convert our debt of $5.1 million owed to 3DOM Alliance in relation to the Promissory Note into new ordinary shares in the capital of noco-noco.

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

License-in Agreement

On November 22, 2022, noco-noco entered into a new exclusive, irrevocable license-in agreement with 3DOM Alliance. Pursuant to such agreement, 3DOM Alliance granted noco-noco the exclusive rights to utilize certain of its proprietary and licensed-in patents and other intellectual property, as well as confidential yet critical know-how and other information for a perpetual term, in return for quarterly royalties equal to three percent (3%) of the gross profit generated using each of 3DOM IP Rights. In addition, noco-noco is obligated to pay a one-off, refundable upfront payment of $30 million licensing fee to 3DOM Alliance. Such upfront payment shall be credited against any royalties under the agreement such that the amount of the upfront payment shall be deducted from the royalties when due and payable. In the event that the upfront payment has any remaining amount after the last deduction from the royalties at the end of a five-year period from the last installment of the upfront payment, the remaining unutilized amount shall be refunded to us at our request. Pursuant to a supplemental agreement to the license-in agreement dated May 10, 2023 (the “Supplemental Agreement”), the upfront payment shall be payable over a series of installments after the consummation of the Business Combination, in such amounts and manner, and pursuant to such repayment schedule as may be agreed between 3DOM Alliance and us. Both parties shall negotiate the instalment plan in good faith, taking into consideration our working capital needs as well as our liquidity and available capital resources after the consummation of the Business Combination. As of the date of this annual report, we had not paid any upfront payments to 3DOM Alliance yet. See “Business — Relationship with 3DOM Alliance” for more details.

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

Lock-up Waiver Agreements

On September 29, 2023, the board of directors of our Company (“our Board”) agreed to waive (the “Waivers”): (i) the lock-up restrictions set forth in the lock-up agreement by and among our Company, PNAC and 3DOM dated August 1, 2023 (the “3DOM Lock-up Agreement”), and (ii) the lockup restrictions set forth in the lock-up agreement by and among our Company, PNAC and Future Science Research Inc. (“FSR”) dated August 1, 2023 (the “FSR Lock-up Agreement”), in relation to the business combination of our Company and PNAC, among others. Pursuant to the 3DOM Lock- up Agreement and the FSR Lock-up Agreement, each of FSR and 3DOM has agreed, among other things, not to pledge or enter into any arrangement that transfers to another any of the economic consequences or ownership of any of the Lock-up Shares.

3DOM and FSR desire to pledge or transfer all or a portion of their Lock-up Shares for the purpose of obtaining financing from third party lender(s) (the “Financing”), the proceeds of which will be used in accordance with the requirements set out in the definitive documents for the Financing. A portion of funds from the Financing will be injected by 3DOM and/or FSR into our Company as loans to fund our Company’s operations. Our Board believes granting such Waivers would assist to make financing available for our Company’s operations (and 3DOM’s operations which is important for our Company) which would otherwise not be forthcoming. The effectiveness of Waivers took place on September 29, 2023.

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

Equity Incentive Plans

See “Item 6. Directors, Senior Management and Employees — B. Compensation — Share Incentive Plan.”

Share-based Compensation

On March 19, 2024, we issued 2,522,980 ordinary shares, priced at $0.1785 (Average per share (the average of 30 trading-day moving average and 50 trading-day moving average with reference date on February 1, 2024) to our directors and executive officers as form of compensation.

On July 2, 2024, we issued 873,149 ordinary shares, priced at $0.1785 (Average per share (the average of 30 trading-day moving average and 50 trading-day moving average with reference date on February 1, 2024) to our directors and executive officers as form of compensation.

Acquisition of assets from noco-tech Inc ("noco-tech")

On October 14, 2024, we allotted and issued 90,433,183 restricted ordinary shares, at the issue price of $0.10 per share to noco-tech, for a total consideration of $9,043,318, pursuant to an asset acquisition agreement in which we purchased manufacturing equipment featuring the revolutionary X-SEPA™ technology from noco-tech.

C.
Interests of Experts and Counsel

None.

ITEM 8. FINANCIAL INFORMATION

A.
Consolidated Statements and Other Financial Information

Financial Statements

Consolidated financial statements have been filed as part of this Report. See "Item 18. Financial Statements.”

Legal Proceedings

From time to time, we may become involved in additional legal proceedings arising in the ordinary course of its business. We are currently involved in a civil litigation (the "Litigation") in Singapore relating to an alleged breach of a share swap agreement, pursuant to which, subject to certain condition precedents by the claimant, we would engage in a share swap (the “Share Swap”) with the claimant where we will hold 24% of the claimant’s total equity interests and the claimant would hold 8% (the “Minority Interests”) of our total equity interests. In the Litigation, the claimant alleges that we have substantially breached the contract by not performing the Share Swap, and demands, inter alia, that the court orders specific performance of the Share Swap. On October 31, 2023, with respect to the Litigation, we entered into a settlement agreement with the claimant under which, among others, that (i) the claimant and us have irrevocably and unconditionally agreed to a full and final settlement of any Claims (as defined therein), (ii) the claimant and us have further agreed to unconditionally and absolutely discharge and release each other, its affiliates and other Released Persons (as defined therein) with immediate effect from any and all Claims, and (iii) all parties involved in the litigation shall discontinue its respective legal proceeding under the Litigation with no order as to costs and shall file the Notice of Discontinuance within a stipulated period of time, and bear its own costs in relation to the Litigation, the mediation and the settlement. The Share Swap is therefore voided and our shareholding structure will not be affected under such settlement.

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

B.
Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since June 30, 2024.

ITEM 9. THE OFFER AND LISTING

A.
Offer and Listing Details

Our ordinary shares and warrants were listed on Nasdaq under the symbols “NCNC” and “NCNCW,” respectively. The Company's securities and warrants were suspended from trading on Nasdaq Capital Market at the open of business on November 25, 2024 and were moved to Over-the-Counter ("OTC") Market for trading under the symbols "NCNCF" and "NCNWF", respectively. Holders of ordinary shares and warrants should obtain current market quotations for their securities.

B.
Markets

The Company's securities and warrants were suspended from trading on Nasdaq Capital Market at the open of business on November 25, 2024 and were moved to Over-the-Counter ("OTC") Market for trading under the symbols "NCNCF" and "NCNWF", respectively.

C.
Selling Shareholders

Not applicable.

D.
Dilution

Not applicable.

E.
Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.
Share Capital

As of the date of this annual report, there were 283,382,728 ordinary shares that were outstanding and issued.

B.
Memorandum and Articles of Association

The memorandum and articles of association of the Company effective as of August 25, 2023, i.e. the Current Memorandum and Articles of Association, are filed as part of this Report.

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

On June 26, 2024, we entered into a share subscription agreement with Future Science Research. Pursuant to the agreement, Future Science Research agreed to purchase an aggregate of 6,235,410 ordinary shares of the Company, at a price per share of $0.1656, representing aggregate gross proceeds to the company of $1,032,583.89,

On August 16, 2024, we entered into a securities purchase agreement (the "Securities Purchase Agreement") with Arena Investors, LP. Pursuant to the Securities Purchase Agreement, we have agreed to issue Arena a convertible promissory note and a warrant to purchase ordinary shares of the Company.

On October 11, 2024, we entered into an asset purchase agreement (the "Asset Purchase Agreement") with noco-tech Inc, to purchase manufacturing equipment featuring the revolutionary X-SEPA™ technology. We allotted and issued 90,433,183 ordinary shares, at a price of $0.10 in consideration for the assets.

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

A.
Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our reports under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and our Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. Based upon that evaluation, our management has concluded that, as of June 30, 2024, our disclosure controls and procedures were not effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

B.
Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) under the Exchange Act. Our internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of its published consolidated financial statements. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules promulgated by the Securities and Exchange Commission, our management conducted an assessment of the effectiveness of our internal control over financial reporting as of June 30, 2024. In making this assessment, it used the criteria established within the Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that assessment, our management concluded that our internal control over financial reporting was not effective as of June 30, 2024 due to material weaknesses in internal control over financial reporting.

As defined in Regulation 12b-2 under the Exchange Act, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented, or detected on a timely basis.

C.
Attestation Report of the Registered Public Accounting Firm

Since we qualified as an “emerging growth company” as defined under the JOBS Act, this annual report on Form 20-F does not include an attestation report of our independent registered public accounting firm.

D.
Internal Control Over Financial Reporting

Prior to the closing of the Business Combination, we were a private company with limited numbers of accounting personnel and other resources with which to address our internal controls and procedures. In connection with the audit of our consolidated financial statements for the years ended June 30, 2024 and 2023, we and our auditors, an independent registered public accounting firm, identified one material weakness in our internal control over financial reporting. As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. A “significant deficiency” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, that is less severe than a material weakness yet important enough to merit attention by those responsible for oversight of the company’s financial reporting.

We have started implementing several measures to address this identified material weakness, including: (1) hiring additional accounting and financial reporting personnel with U.S. GAAP and SEC reporting experience, (2) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel; and (3) strengthening corporate governance. Because such remediation measures were not fully implemented, our management concluded that the material weakness still existed as of June 30, 2024.

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

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Mr. Minoru Tanaka is the chairperson of the audit committee, and he satisfies the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees Paid to Independent Public Accountants

On October 17, 2024, we engaged WWC, P.C. ("WWC") as its independent registered public accounting firm and auditor to audit our consolidated financial statements as of and for the fiscal year ended June 30, 2024, to be filed with the SEC.

The following table sets forth, for each of the years indicated, the fees billed by WWC for the year ended June 30, 2024 and Marcum Asia CPAs LLP for the year ended June 30, 2024 and 2023.

Services	June 30, 2024	June 30, 2023
	$	$
Audit Fees - Marcum Asia CPAs LLP	355,686	288,400
Audit Fees - WWC, P.C.	138,000	—
Total audit fees(1)	493,686	288,400

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Issuer Purchase of Equity Securities

Neither we, nor any affiliated purchaser of our Company, has purchased any of our securities during the year ended June 30, 2024.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On September 26, 2024, our audit committee and board of directors approved the engagement of WWC and the dismissal of Marcum Asia CPAs LLP ("Marcum Asia") as our independent registered public accounting firm for the fiscal year ended June 30, 2024 for U.S. financial reporting purposes. The engagement of WWC became effecting on October 17, 2024. The decision to change our independent registered public accounting firm was not made due to any disagreements between Marcum Asia and us.

The audit reports of Marcum Asia on the financial statements of the Company as of and for the years ended June 30, 2022 and 2023 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles; provided that there is an explanatory paragraph on the Company's ability to continue as a going concern for the year ended June 30, 2023.

During the fiscal years ended June 30, 2022 and 2023 and in the subsequent interim period through October 17, 2024, there have been no disagreements (as described under Item 16F(a)(1)(iv) of Form 20-F) between the Company and Marcum Asia on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements if not resolved to Marcum Asia’s satisfaction, would have caused Marcum Asia to make reference to the subject matter of such disagreements in its reports on the financial statements for such years. Except for the material weaknesses relating to the lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to properly address complex U.S. GAAP technical accounting issues, prepare and review financial statements including related disclosures in accordance with U.S. GAAP and reporting requirements set forth by the SEC, none of “reportable events”, as that term is described in Item 16F(a)(1)(v) of Form 20-F, occurred within the two fiscal years of the Company ended June 30, 2022 and 2023 and subsequently up to the date of dismissal.

We provided a copy of the foregoing disclosure to Marcum Asia and requested that Marcum Asia furnish us with a letter addressed to the SEC stating whether it agrees with the statements made above, and if not, stating the respects in which it does not agree. A copy of the letter from Marcum Asia is filed as Exhibit 16.1 to this annual report on Form 20-F.

During the Company’s most recent two fiscal years and in the subsequent interim period through October 17, 2024, neither the Company nor anyone on its behalf has consulted with WWC on either (a) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements, and neither a written report nor oral advice was provided to the Company that WWC concluded was an important factor considered by the Company in reaching a decision as to any accounting, audit, or financial reporting issue or (b) any matter that was the subject of a disagreement, as that term is defined in Item 16F(a)(1)(iv) of Form 20-F (and the related instructions thereto) or a reportable event as set forth in Item 16F(a)(1)(v)(A) through (D) of Form 20-F.

ITEM 16G. CORPORATE GOVERNANCE

Controlled Company

We are a “controlled company” as defined under the Nasdaq Stock Market Rules because 3DOM Alliance, our parent company, together with its wholly-owned subsidiary, noco-tech Inc., holds more than 50% of our voting power. For so long as we remain a “controlled company,” we are not required to comply with the following permitted to elect to rely, and may rely, on certain exemptions from the obligation to comply with certain corporate governance requirements, including:

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

ITEM 16K. CYBERSECURITY

Risk Management and Strategy

We recognize the critical importance of developing, implementing, and maintaining robust cybersecurity measures to safeguard our information systems and protect the confidentiality, integrity, and availability of our data.

Because we are aware of the risks associated with third-party service providers, we implement stringent processes to oversee and manage these risks. We conduct thorough security assessments of all third-party providers before engagement and maintain ongoing monitoring to ensure compliance with our cybersecurity standards, including risk assessment for each service provider and strict control of privileged access granted to service providers. This approach is designed to mitigate risks related to data breaches or other security incidents originating from third-parties.

As of the date of this annual report, we have not experienced any material cybersecurity incidents or identified any material cybersecurity threats that have affected or are reasonably likely to materially affect us, our business strategy, results of operations or financial condition.

Governance

Our board of directors is responsible for overseeing our cybersecurity risk management. Our board of directors shall (i) maintain oversight of the disclosure related to cybersecurity matters in current reports or periodic reports of our company, (ii) review updates to the status of any material cybersecurity incidents or material risks from cybersecurity threats to our company, and the disclosure issues, if any, and (iii) review disclosure concerning cybersecurity matters in our annual report on Form 20-F.

At management level, our information technology department is responsible for overseeing the process of assessing, identifying and managing material risks from cybersecurity threats to our company and monitoring the prevention, detection, mitigation and remediation of material cybersecurity incident.

If a cybersecurity incident occurs, our information technology department will promptly organize personnel for internal assessment and report to our board of directors. If it is further determined that the incident could potentially be a material cybersecurity event, our information technology department will promptly report the incident and assessment results to our disclosure committee and external legal counsel to the extent appropriate.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to furnish financial statements and related information specified in Item 18.

ITEM 18. FINANCIAL STATEMENTS

The financial statements are filed as part of this annual Report beginning on page F-1.

ITEM 19. EXHIBITS

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION

1.1

Form of Amended and Restated Memorandum and Articles of Association of the Company as adopted by special resolution passed on August 18, 2023 and effective on August 25, 2023 (incorporated herein by reference to Exhibit 3.5 to Amendment No. 3 to the Registration Statement on Form F-4 (File No. 333-271994), filed with the SEC on July 21, 2023).

2.1	Specimen Ordinary Share Certificate of the Company

2.2	Specimen Warrant Certificate of the Company

2.3	Description of Securities Registered under Section 12 of the Securities Exchange Act of 1934

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

4.8

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

4.13

Share Subscription Agreement by and between the Company and Future Science Research Inc, dated June 24, 2024 (incorporated herein by reference to Exhibit 99.1 to a current report on Form 6-K (File No. 001-41789), filed with the SEC on August 2, 2024)

4.14

Securities Purchase Agreement by and between the Company and Arena Investors LP, dated August 16, 2024 (incorporated herein by reference to Exhibit 99.1 to a current report on Form 6-K (File No. 001-41789), filed with the SEC on August 22, 2024).

4.15*	Asset Purchase Agreement by and between the Company and noco-tech Inc, dated October 11, 2024.

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

16.1

Letter from Marcum Asia CPAs LLP to SEC dated October 17, 2024 (incorporated herein by reference to Exhibit 16.1 to a current report on Form 6-K (File No.001-41789), filed with the SEC on October 17, 2024).

97.1*	Incentive Compensation Recoupment Policy

101.INS	Inline XBRL Instance Document—this instance document does not appear in the Interactive Data File because its XBRL tags embedded within the Inline XBRL document

101.SCH	Inline XBRL Taxonomy Extension Schema With Embedded Linkbase Documents

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

* Filed herewith.

† Indicates a management contract or any compensatory plan, contract or arrangement.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

noco-noco Inc.

December 24, 2024	By:	/s/ Masataka Matsumura
		Name:	Masataka Matsumura
		Title:	Director and CEO

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To:	The Board of Directors and Shareholders of
noco-noco Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of noco-noco Inc. and its subsidiaries (the “Company”) as of June 30, 2024, and the related consolidated statement of operations and comprehensive loss, changes in shareholders' deficit, and cash flows of the year ended June 30, 2024, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2024, and the results of its operations and its cash flows for the year ended June 30, 2024, in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company had an accumulated deficit and its net cash outflows from operating activities raises substantial doubt about its ability to continue as a going concern. Management’s plan regarding these matters are described in Note 2. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

/s/ WWC, P.C.
WWC, P.C.
Certified Public Accountants
PCAOB ID No. 1171

We have served as the Company’s auditor since 2024.

San Mateo, California
December 24, 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of noco-noco Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of noco-noco Inc. (the “Company”) as of June 30, 2023, the related consolidated statements of operations and comprehensive loss, stockholders’ equity and cash flows for each of the two years in the period ended June 30, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2023, and the results of its operations and its cash flows for each of the two years in the period ended June 30, 2023, in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph – Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 2, the Company has a significant working capital deficiency, has incurred significant losses and needs to raise additional funds to meet its obligations and sustain its operations. This condition raises substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

New York

November 14, 2023

NEW YORK OFFICE • 7 Penn Plaza • Suite 830 • New York, New York • 10001

Phone 646.442.4845 • Fax 646.349.5200 • www.marcumasia.com

NOCO-NOCO INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Amounts expressed in US dollars (“$”) except for numbers of shares)

	June 30, 2024	June 30, 2023
	$	$
ASSETS
Current assets
Cash and cash equivalents	437,184	17,789
Deposits, upfront payments and other receivables	56,920	104,560
Promissory note – Prime Number Acquisition I Corp	—	333,594
Total current assets	494,104	455,943

Non-current assets
Property and equipment, net	8,440	14,991
Right-of-use assets – operating lease, net	—	220,261
Total non-current assets	8,440	235,252

Total assets	502,544	691,195

Liabilities and shareholders' deficit
Current liabilities
Accruals and other payables - current	3,211,832	587,346
Amount due to directors	210,742	—
Operating lease liability – current	—	173,045
Total current liabilities	3,422,574	760,391

Non-current liabilities
Accruals and other payables – non-current	2,257,500	—
Amount due to shareholders	1,933,221	3,572,358
Operating lease liability – non-current	—	36,700
Total non-current liabilities	4,190,721	3,609,058

Total liabilities	7,613,295	4,369,449

Commitments and contingencies	—	—

Shareholders’ deficit
Ordinary shares ($0.0001 par value, 170,453,431 and 126,799,854 shares issued and outstanding as of June 30, 2024 and June 30, 2023, respectively) *	17,044	12,679
Additional paid-in capital	23,686,552	15,903,549
Accumulated deficits	(30,398,139)	(19,143,513)
Accumulated other comprehensive loss	(416,277)	(451,038)
Equity attributable to owners of the Company	(7,110,820)	(3,678,323)
Non-controlling interest	69	69
Total shareholders' deficit	(7,110,751)	(3,678,254)

Total liabilities and shareholder’s deficit	502,544	691,195

* Shares and per share data are presented on a retroactive basis to give effect to the reverse recapitalization.

The accompanying notes are an integral part of these consolidated financial statements.

NOCO-NOCO INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Amounts expressed in US dollars (“$”) except for numbers of shares)

	June 30, 2024	June 30, 2023	June 30, 2022
	$	$	$
Operating expenses:
Research and development	—	—	(137,412)
General and administrative expense	(8,075,623)	(16,840,854)	(951,239)

Total operating expenses	(8,075,623)	(16,840,854)	(1,088,651)

Loss from operations	(8,075,623)	(16,840,854)	(1,088,651)

Other income/(expense):
Other income	5,070	36,439	11,792
Other expense	(3,235,573)	(256)	—
Interest expense	(6,876)	—
Foreign exchange gain	58,376	12,901	36
Total other income/(expense)	(3,179,003)	49,084	11,828

Loss for the year	(11,254,626)	(16,791,770)	(1,076,823)

Other comprehensive income/(loss):
Foreign currency translation adjustment	34,761	(460,152)	(14,143)
Total comprehensive income attributable to equity owners of the Company	(11,219,865)	(17,251,922)	(1,090,966)

Basic and diluted: Loss per ordinary share	(0.08)	(0.14)	(0.01)

Basic and diluted: Weighted average number of ordinary shares outstanding	142,822,127	123,964,463	83,748,856

* Shares and per share data are presented on a retroactive basis to give effect to the reverse recapitalization.

The accompanying notes are integral to these consolidated financial statements.

NOCO-NOCO INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT

(Amounts expressed in US dollars (“$”) except for numbers of shares)

	Ordinary shares
	Number of shares	Amount*	Additional paid-in capital*	Accumulated deficits	Accumulated other comprehensive loss	Equity attributable to owners of the Company	Non-controlling interest	Total
		$	$	$	$	$	$	$
Balance as of July 1, 2021	779,510	78	9,922	(1,274,920)	23,259	(1,241,661)	—	(1,241,661)
Ordinary shares issued for conversion of debt	120,652,634	12,065	1,535,739	—	—	1,547,804	—	1,547,804
Foreign currency translation adjustment	—	—	—	—	(14,143)	(14,143)	—	(14,143)
Net loss	—	—	—	(1,076,823)	—	(1,076,823)	—	(1,076,823)
Balance as of June 30, 2022	121,432,144	12,143	1,545,661	(2,351,743)	9,116	(784,823)	—	(784,823)
Capital contribution from non-controlling interest	—	—	—	—	(2)	(2)	69	67
Ordinary shares issued for conversion of debt	295,824	29	790,258	—	—	790,287	—	790,287
Shares issued under stock-based compensation	5,071,886	507	13,567,630	—	—	13,568,137	—	13,568,137
Foreign currency translation adjustment	—	—	—	—	(460,152)	(460,152)	—	(460,152)
Net loss	—	—	—	(16,791,770)	—	(16,791,770)	—	(16,791,770)
Balance as of June 30, 2023	126,799,854	12,679	15,903,549	(19,143,513)	(451,038)	(3,678,323)	69	(3,678,254)
Shares issued for commitment shares under Equity Line of Credit Arrangement	2,994,012	299	2,251,198	—	—	2,251,497	—	2,251,497
Shares issued for PNCPS Compensation Shares	609,756	61	1,060,914	—	—	1,060,975	—	1,060,975
New share issuances	3,015,437	302	22,552,764	—	—	22,553,066	—	22,553,066
Reverse capitalisation of Prime Number Acquisition I Corp.	2,011,392	201	(24,607,673)	—	—	(24,607,472)	—	(24,607,472)
Ordinary shares issued for conversion of debt	28,700,000	2,870	5,120,080	—	—	5,122,950	—	5,122,950
Share issued under stock-based compensation	2,522,980	252	450,100	—	—	450,352	—	450,352
Share issued for marketing services	800,000	80	199,920	—	—	200,000	—	200,000
Share issued for Forward Purchase Agreement	3,000,000	300	755,700	—	—	756,000	—	756,000
Foreign currency translation adjustment	—	—	—	—	34,761	34,761	—	34,761
Net loss	—	—	—	(11,254,626)	—	(11,254,626)		(11,254,626)
Balance as of June 30, 2024	170,453,431	17,044	23,686,552	(30,398,139)	(416,277)	(7,110,820)	69	(7,110,751)

* Shares and per share data are presented on a retroactive basis to give effect to the reverse recapitalization.

The accompanying notes are integral to these consolidated financial statements.

NOCO-NOCO INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts expressed in US dollars (“$”) except for numbers of shares)

	June 30, 2024	June 30, 2023	June 30, 2022
	$	$	$
Cash flows from operating activities
Loss before tax	(11,254,626)	(16,791,770)	(1,076,823)
Adjustments for:
Depreciation of property and equipment	5,644	4,855	3,447
Amortization of right-of-use asset	174,788	—	—
Property and equipment written-off	855	256	—
Lease modification	8,462	—	—
Interest expense	6,876	—	—
Stock-based compensation	2,214,431	13,568,137	—
Shares issued for ELOC commitment fee	3,228,510	—	—
Shares issued for forward purchase agreement	756,000	—	—
Shares issued for marketing fee	200,000	—	—
Operating cash flows before working capital changes	(4,659,060)	(3,218,522)	(1,073,376)
Changes in working capital:
Inventories	—	—	163,259
Due from promissory note	333,594	(333,594)	—
Deposit, upfront payments and other receivables	47,640	(2,805)	(18,878)
Accruals and other payables	3,404,973	574,119	121,253
Operating lease liabilities	—	(1,976)	2,565
Amount due to directors	7,638	—	—
Net cash used in operating activities	(865,215)	(2,982,778)	(805,177)

Cash flows from investing activities
Purchase of property and equipment	—	(5,735)	(3,888)
Effect of reverse capitalization of PNAC, net	(2,054,406)	—	—
Net cash used in investing activities	(2,054,406)	(5,735)	(3,888)

Cash flows from financing activities
Capital contribution from non-controlling interest	—	67	—
Advances from shareholders	3,483,813	3,388,520	873,066
Repayment of lease liabilities	(172,776)	—	—
Interest paid for lease liabilities	(6,876)	—	—
Net cash generated from financing activities	3,304,161	3,388,587	873,066

Increase in cash and cash equivalents	384,540	400,074	64,001
Effect of exchange rate changes	34,855	(463,911)	(14,065)
Cash and cash equivalents at beginning of period	17,789	81,626	31,690
Cash and cash equivalents at end of period	437,184	17,789	81,626

Supplemental cash flow information:
Cash paid during the period for:
Interest expense	—	—	—
Income tax paid	—	—	—

Supplemental disclosure of non-cash investing and financing information:
Issuance of ordinary shares for commitment fee	2,251,497	—	—
Issuance of ordinary shares for conversion of debts	5,122,950	790,287	1,547,804

The accompanying notes are an integral part of these consolidated financial statements.

NOCO-NOCO INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2024 and 2023

NOTE 1 – ORGANIZATION AND NATURE OF OPERATIONS

The Company incorporated as a Singapore corporation on July 25, 2019 under the name 3DOM (Singapore) Pte. Ltd. The Company is wholly-owned by 3DOM Alliance Inc., a Company incorporated in Japan and the ultimate controlling shareholder is Mr. Masataka Matsumara.

On November 9, 2022, the Company changed its name from 3DOM (Singapore) Pte. Ltd. to noco-noco Pte. Ltd ("noco-noco").

noco-noco Inc. (the “Company”) is a platform-solution provider of decarbonization offerings, aiming to truly solve urgent environmental crises through the comprehensive decarbonization of all forms of transportation.

Business combination

On August 25, 2023 (the “Closing Date”), noco-noco Inc., an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company” or “PubCo”), consummated the previously announced Business Combination (defined below).

On December 29,2022, PubCo, Prime Number Acquisition I Corp. (“PNAC”), Prime Number Merger Sub Inc., a Delaware corporation and a direct wholly-owned subsidiary of PubCo (“Merger Sub”), Prime Number New Sub Pte. Ltd., a Singapore private company limited by shares and a direct wholly-owned subsidiary of PubCo (“New SubCo”), noco-noco Pte. Ltd., a Singapore private company limited by shares, and certain shareholders of noco-noco collectively holding a controlling interest (together with other shareholders of noco-noco subsequently joining the transactions, the “Sellers”), entered into a business combination agreement (“Business Combination Agreement”), pursuant to which, PNAC proposed to enter into a business combination with noco-noco involving a merger and a share exchange, among which: (i) Merger Sub would merge with and into PNAC, with PNAC as the surviving entity and a wholly-owned subsidiary of PubCo (the “Merger”), (ii) New SubCo would acquire all of the issued and outstanding shares of noco-noco from the Sellers, and in exchange, PubCo would issue to the Sellers the ordinary shares of PubCo, with noco-noco becoming a subsidiary of New SubCo and an indirect subsidiary of PubCo (the “Share Exchange”, and together with the Merger and the other transactions contemplated by the Business Combination Agreement, the “Business Combination”).

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

Pursuant to the Business Combination Agreement, upon the consummation of the Business Combination: (i) each PNAC unit (“PNAC Units”) issued and outstanding immediately prior to the effective time of the Merger was automatically detached and the holder thereof was deemed to hold one share of PNAC Class A Ordinary Share (defined below), one half of PNAC Warrant (defined below), and one PNAC Right (defined below); (ii) each share of PNAC Class A Ordinary Share, par value $0.0001 per share (“PNAC Class A Ordinary Share”, together with PNAC Class B Ordinary Share, par value $0.0001 per share, the “PNAC Ordinary Share”) issued and outstanding immediately prior to the effective time of the Merger was canceled in exchange for the right to receive one PubCo Ordinary Share, (iii) each PNAC warrant (“PNAC Warrant”) outstanding immediately prior to the effective time of the Merger ceased to be a warrant with respect to PNAC Ordinary Share and was assumed by PubCo and converted into a warrant of PubCo (“PubCo Warrant”) to purchase one PubCo Ordinary Share subject to substantially the same terms and conditions prior to the effective time of the Merger; and (iv) each PNAC Right (“PNAC Right”) outstanding immediately prior to the effective time of the Merger was cancelled in exchange for the right to receive one-eighth (1/8) of one PubCo Ordinary Share. In addition, pursuant to the Business Combination Agreement, upon the consummation of the Share Exchange (i) New SubCo acquired all the outstanding shares of noco-noco (“noco-noco Shares”) from the Sellers, (ii) in exchange, each Seller received such number of newly issued PubCo Ordinary Share that was equal to the product of (a) the quotient of (i) $1,350,000,000 (the “noco-noco Valuation”), divided by (ii) the price per PubCo Ordinary Share that equals to the redemption price of each share of PNAC Class A Ordinary Share in connection with the Business Combination (the “PubCo Per Share Price”), multiplied by (b) such Seller’s Pro Rata Portion as set out in the Allocation Schedule of the Business Combination Agreement.

The Company was determined to be the accounting acquirer given that the original shareholders of noco-noco effectively controlled the combined entity after the Transaction. PNAC is treated as the acquired company for financial reporting purposes. This determination is primarily based on the fact that subsequent to the SPAC Transaction, the Company’s shareholders have a majority of the voting power of the combined company, the Company comprised all of the ongoing operations of the combined entity, the Company comprised a majority of the governing body of the combined company, and the Company’s senior management comprised all of the senior management of the combined company. Accordingly, for accounting purposes, the SPAC Transaction is accounted for as a reverse recapitalization, which is equivalent to the issuance of shares by the Company for the net assets of PNAC, accompanied by a recapitalization. The Company is determined as the predecessor, and the historical financial statements of noco-noco Group became the Company’s historical financial statements, with retrospective adjustments to give effect of the reverse recapitalization. The share and per share data is retrospectively restated to give effect to the reverse recapitalization. Net assets of PNAC were stated at historical costs. No goodwill or other intangible assets were recorded. Operations prior to the SPAC Transaction were those of the noco-noco Group.

Prior to the Closing of the Business Combination, on August 13, 2023, PNAC entered into an agreement (the “Forward Purchase Agreement”) with (i) Meteora Capital Partners, LP (“MCP”), (ii) Meteora Select Trading Opportunities Master, LP (“MSTO”), and (iii) Meteora Strategic Capital, LLC (“MSC” and, collectively with MCP and MSTO, the “Seller”) for a cash-settled OTC Equity Prepaid Forward Transaction (the “Forward Purchase Transaction”). Pursuant to the terms of the Forward Purchase Agreement, the Seller purchased 1,999,998 shares of PNAC’s Class A Ordinary Shares (the “Forward Purchase shares”) from third parties at approximately $10.65 per share through a broker in the open market and, three business day following the closing of the Business Combination, the Company paid out to the Seller an amount (such amount, as adjusted under the Forward Purchase Agreement, the “Prepayment Amount”) equal to the redemption price per share multiplied by the number of subject shares on the date of prepayment. The prepayment amount of $21,299,979 was paid out of the funds received by the Company from PNAC's trust account and will be held in deposit account for the benefit of the Seller until the “Valuation Date” (the second anniversary of the closing of the Business Combination, subject to certain acceleration provisions). At any time prior to the Valuation Date, the Seller may elect an optional early termination to sell some or all of the Forward Purchase shares in the open market. If the Seller sells any shares prior to the Valuation Date, a pro-rata portion of the prepayment amount will be released from the deposit account and paid to the Company. Depending on the manner in which the Forward Purchase Transaction is settled, the Company may never have access to the full remaining prepayment amount of $21,299,979. Refer to Note 12 for further details on the Forward Purchase Agreement and the related settlement scenarios.

August 28, 2023
$
Cash - PNAC trust and cash, net of redemptions	24,029,660
Less: Combined company transaction costs	(755,872)
Net cash proceeds from Business Combination	23,273,788
Less: Prepayment amount pursuant to Forward Purchase Transaction	(21,299,979)
Less: Forward Purchase Transaction share consideration reimbursement and trading commissions	(1,201,348)
Cash proceeds, net of Forward Purchase Transaction Prepayment Amount	772,461

As at June 30, 2024, subsidiaries of the Company include the following entities:

Entity	Date of incorporation	Place of incorporation	Ownership	Principal activities
Prime Number New Sub Pte. Ltd.	January 25, 2023	Singapore	100% owned by the Company	Dormant
noco-noco Pte. Ltd.	July 25, 2019	Singapore	100% owned by Prime Number New Sub Pte. Ltd.	Principally engaged in providing platform-solutions of decarbonizing offerings
noco-noco Australia Pty. Ltd. ("noco-noco Australia")	January 19, 2023	Australia	52% owned by noco-noco Pte. Ltd.	Dormant

NOTE 2 – LIQUIDITY AND GOING CONCERN

As of June 30, 2024 and 2023, the Company had an accumulated deficit of $30,398,139 and $19,143,513 respectively. The Company incurred net loss of $11,254,626 and $16,791,770 for the financial years ended June 30, 2024 and 2023, respectively. The cash used in operating activities for the financial year ended June 30, 2024 and 2023, was $865,215 and $2,982,778, respectively. These conditions raise substantial doubt about the Company's ability to continue as a going concern.

The Company’s liquidity is based on its ability to generate cash from operating activities, obtain capital financing from equity interest investors and borrow funds on favorable economic terms to fund its general operations and capital expansion needs. The Company’s ability to continue as a going concern is dependent on management’s ability to successfully execute its business plan, which includes increasing revenue while controlling operating cost and expenses to generate positive operating cash flows and obtaining funds from outside sources of financing to generate positive financing cash flows. As of June 30, 2024, the Company’s balance of cash and cash equivalents was $437,184. In addition, up to June 30, 2024, the immediate holding Company, 3DOM Alliance Inc, has extended the Promissory Note for the Company with a principal amount up to $6,015,037 (S$8,000,000) and the

Company has drawn down $885,751 (S$1,197,959) from 3DOM Alliance Inc after taking into account the capitalization of $5,122,950 (S$6,813,655) on March 6, 2024 into ordinary shares. Moreover, 3DOM Alliance Inc will not demand for payment on the amounts owing by the Company for at least the next twelve months from the issuance of the financial statements.

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

There is no assurance that the plans will be successfully implemented. If the Company fails to achieve these goals, the Company may need additional financing to repay debt obligations and execute its business plan, and the Company may not be able to obtain the necessary additional capital on a timely basis, on acceptable terms, or at all. In the event that financing sources are not available, or that the Company is unsuccessful in reducing operating losses, the Company may be unable to implement its current plans for expansion, repay debt obligations or respond to competitive pressures, any of which would have a material adverse effect on the Company’s business, financial condition and results of operations and may materially adversely affect its ability to continue as a going concern.

The consolidated financial statements do not include any adjustments related to the recoverability and classification of recorded assets or the amounts and classification of liabilities or any other adjustments that might be necessary should the Company be unable to continue as a going concern.

The consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The realization of assets and the satisfaction of liabilities in the normal course of business are dependent on, among other things, the Company’s ability to operate profitably, to generate cash flows from operations, and to pursue financing arrangements to support its working capital requirements.

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") and pursuant to the rules and regulations of the Securities and Exchange Commission (the "SEC").

Principles of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All inter-company transactions and balances between the Company and its subsidiaries have been eliminated upon consolidation. Subsidiaries are those entities in which the Company, directly or indirectly, controls more than one half of the voting power; or has the power to govern the financial and operating policies to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of directors.

Use of estimates

The preparation of the consolidated financial statements in conformity with US GAAP requires management of the Company to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an on-going basis the Company review their estimates and assumptions. The estimates were based on historical experience and other assumptions that the Company believe to be reasonable under the circumstances. Actual results could differ from those estimates under different assumptions or conditions, but the Company does not believe such differences will materially affect the consolidated financial position or results of operations.

Fiscal year

The Company operates on a fiscal year basis with the fiscal year ending on June 30.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and demand deposit with banks, which are unrestricted as to withdrawal and use, and which have original maturities of three months or less when purchased.

Deposits, upfront payments and other receivables

Security deposits paid for office lease are accounted for as deposits. Amounts paid in advance for future expenses are accounted for as prepaid expenses. Goods and Service Tax (“GST”) refunds and tax receivables are accounted for as other receivables. No allowance for expected credit loss was recognized as of June, 2024 and 2023.

Promissory note – Prime Number Acquisition I Corp.

As of June 30, 2023, the Company agreed to loan Prime Number Acquisition I Corp. an aggregate of $333,594, to be used for a portion of the expenses of the Business Combination. These loans are non-interest bearing, unsecured and are due at the closing of the Business Combination.

Property and equipment, net

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

Leases

The Company has entered into operating lease agreements primarily for office premises. The Company determine if an arrangement is a lease at inception. For all classes of underlying assets, the Company elect not to recognize right-of-use assets or lease liabilities when a lease has a lease term of 12 months or less at the commencement date and does not include an option to purchase the underlying asset that the Company are reasonably certain to exercise. The Company does not have operating lease assets and liabilities recorded on the consolidated balance sheet as of June 30, 2024. Operating lease assets and liabilities are included on the consolidated balance sheet as of June 30, 2023.

Operating lease assets and liabilities are recognized at the present value of the future lease payments at the lease commencement date. The interest rate used to determine the present value of the future lease payments is the incremental borrowing rate, because the interest rate implicit in most of the leases is not readily determinable. The incremental borrowing rate is estimated to approximate the interest rate on a collateralized basis with similar terms and payments, and in economic environments where the leased asset is located. Operating lease assets also include any prepaid lease payments and lease incentives. The lease terms include periods under options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. The Company generally use the base, non-cancellable, lease term when determining the lease assets and liabilities. Operating lease expense is recognized on a straight-line basis over the lease term.

Warrants

The Company accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 480, Distinguishing Liabilities from Equity (“ASC 480”) and ASC 815, Derivatives and Hedging (“ASC 815”). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Company’s own ordinary share and whether the warrant holders could potentially require “net cash settlement” in a circumstance outside of the Company’s control, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent quarterly period end date while the warrants are outstanding.

For issued or modified warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of equity at the time of issuance. As the Company’s warrants meet all of the criteria for equity classification, the Company classified each warrants as its own equity.

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

Comprehensive gain / (loss)

ASC 220 “Comprehensive Income,” establishes standards for the reporting and display of comprehensive income and its components in the consolidated financial statements. As of June 30, 2024, 2023 and 2022, the Company established that there are items that represented components of comprehensive income and, therefore, has included a consolidated statement of operations and comprehensive loss in the consolidated financial statements.

Income taxes

The Company accounts for income taxes in accordance with U.S. GAAP for income taxes. The charge for taxation is based on the results for the fiscal year as adjusted for items, which are non-assessable or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred taxes are accounted for using the asset and liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the consolidated financial statements and the corresponding tax basis used in the computation of assessable tax profit. In principle, deferred tax liabilities are recognized for all taxable temporary differences. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which deductible temporary differences can be utilized. Deferred tax is calculated using tax rates that are expected to apply to the period when the asset is realized or the liability is settled. Deferred tax is charged or credited in the income statement, except when it is related to items credited or charged directly to equity, in which case the deferred tax is also dealt with in equity. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. No penalties and interest incurred related to underpayment of income tax for the years ended June 30, 2024 and 2023. The Company had no uncertain tax positions for the years ended June 30, 2024 and 2023. The Company does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months.

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

At June 30, 2023 and 2022, the Company has no financial assets or liabilities subject to recurring fair value measurements. At June 30, 2024, the Company entered into a Standby Equity Purchase Agreement. Under the true-up arrangement, the commitment shares payable are subject to Level 1 fair value measurements upon the date where the true-up is recognised (Note 13).

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

Impairment for long-lived assets

The Company periodically evaluates the need to recognize impairment losses relating to long-lived assets in accordance with ASC 360, Property, Plant, and Equipment. Long-lived assets are evaluated for recoverability whenever events or circumstances indicate that an asset may have been impaired. In evaluating an asset for recoverability, the Company estimates the future cash flows, on an undiscounted basis, expected to result from the use of the asset and eventual disposition. If the sum of the expected future cash flows is less than the carrying amount of the asset, the Company would write the asset down to fair value and record an impairment charge accordingly. No impairment for long-lived assets was recognized as of June 30, 2024 and 2023.

Prepaid forward contract equity

The Company recorded a Prepaid Forward Contract Equity on its consolidated balance sheet of $21,299,979 to account for the prepayment amount of the Forward Purchase Agreement, as discussed above within the discussion of the Business Combination. The prepayment amount will be held in a deposit account until the Valuation Date (the second anniversary of the closing of the Business Combination, subject to certain acceleration provisions). On the Valuation Date, the Company will receive a pro rata portion of the remaining Prepayment Amount. Also, in connection with the Forward Purchase Agreement, the Company recognized this instrument as a reduction to additional paid in capital, on its consolidated balance sheets. Refer to Note 12 for further details.

Transaction costs

The Company applied the requirements of ASC 340-10-S99-1 and SEC Staff Accounting Bulletin (“SAB”) Topic 5A, Expenses of Offering. The Company incurred $2.5 million for the period ended December 31, 2023, in advisory, legal, accounting and management fees in conjunction with the Business Combination detailed above, which are included in general and administrative expense in the consolidated statements of operations. Direct and specific incremental transaction costs related to the Business Combination that would not otherwise have been incurred had the transaction not consummated were allocated across the derivative instruments associated with the transaction.

Net loss per share

The Company has adopted ASC Topic 260, “Earnings per Share,” (“EPS”) which requires presentation of basic EPS on the face of the income statement for all entities with complex capital structures and requires a reconciliation of the numerator and denominator of the basic EPS computation. In the accompanying consolidated financial statements, basic earnings per share is computed by dividing net loss by the weighted average number of shares of ordinary shares outstanding during the period.

For the periods ended June 30, 2024, 2023 and 2022, the ordinary shares were included in the computation of diluted net loss per share.

Accumulated other comprehensive income/(loss)

Unrealized gains and losses related to foreign currency translation are accumulated in "accumulated other comprehensive loss" ("AOCI"). These changes are also reported in "other comprehensive income (loss)" on the consolidated statements of comprehensive income.

Foreign currency translation

The functional currency of the Company is the currency of the primary economic environment in which the Company operates. Assets and liabilities denominated in currencies other than the functional currency are remeasured using the current exchange rate for monetary accounts and historical exchange rates for nonmonetary accounts, with exchange differences on remeasurement included in comprehensive income in the consolidated statements of comprehensive income.

The Company that utilizes foreign currency as their functional currency translate such currency into U.S. dollars using (i) the exchange rate on the balance sheet dates for assets and liabilities, (ii) the average exchange rates prevailing during the period for revenues and expenses, and (iii) historical exchange rates for equity. Any translation adjustments resulting from this process are shown separately as a component of accumulated other comprehensive loss within shareholders’ deficits in balance sheets.

Related parties

Parties, which can be a corporation or individual, are considered to be related if the Company has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Companies are also considered to be related if they are subject to common control or common significant influence.

Comparative information

Certain items in prior years consolidated financial statements have been reclassified to conform to the current period’s presentation to facilitate comparison..

Recent accounting pronouncements

Recently adopted accounting guidance

In August 2020, the FASB issued ASU 2020-06, Debt – Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging – Contracts in Entity’s Own Equity (Subtopic 815-40). This ASU reduces the number of accounting models for convertible debt instruments and convertible preferred stock and amends the guidance for the derivatives scope exception for contracts in an entity’s own equity to reduce form-over-substance-based accounting conclusions. In addition, this ASU improves and amends the related earnings per share guidance. This standard becomes effective for the Company beginning on October 1, 2024. Adoption is either a modified retrospective method or a fully retrospective method of transition. The Company adopted this guidance effective September 1, 2023, and the adoption of this standard did not have a material impact on its consolidated financial statements.

Recent accounting guidance not yet adopted

In November 2023, the FASB issued ASU 2023-07, Improvement to Reportable Segment Disclosures. This ASU aims to improve segment disclosures through enhanced disclosures about significant segment expenses. The standard requires disclosure of significant expense categories and amounts for such expenses, including those segment expenses that are regularly provided to the chief operating decision maker, easily computable from information that is regularly provided, or significant expenses that are expressed in a form other than actual amounts. This standard will be effective for the Company in Fiscal Year 2025 and is required to be applied retrospectively to all prior periods presented in the financial statements. The Company is currently evaluating the impact of the additional disclosure requirements on the Company’s consolidated financial statements.

In December 2023, the FASB issued ASU 2023-09, Improvements to Income Tax Disclosures, a final standard on improvements to income tax disclosures which applies to all entities subject to income taxes. The standard requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as information on income taxes paid. The standard is intended to benefit investors by providing more detailed income tax disclosures that would be useful in making capital allocation decisions. This standard will be effective for the Company in Fiscal Year 2026 and should be applied prospectively. The Company is currently evaluating the impact of the additional disclosure requirements on the Company’s consolidated financial statements.

Except as mentioned above, the Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated balance sheets, statements of operations and comprehensive loss and statements of cash flows.

NOTE 4 – DEPOSITS, UPFRONT PAYMENTS AND OTHER RECEIVABLES

Deposits, upfront payments and other receivables consists of the following:

	June 30, 2024	June 30, 2023
	$	$
Deposits	311	45,369
Upfront payments	30,972	47,161
Other receivables	25,637	12,030
Total	56,920	104,560

Deposits consist of the security deposit paid for lease of office. The decrease is mainly due to termination of office lease.

Upfront payments as of June 30, 2024 and 2023 relates to the operating expenses paid in advance.

Other receivables relate to GST receivables, net and tax receivables.

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

As of June 30, 2024 and June 30, 2023, a total of $Nil and $333,594 respectively, was outstanding (Note 1 and Note 2).

Following the completion of the Business Combination, the promissory notes have become an intra-group item to be eliminated, and the Company has no intention of demanding repayment as of the date of issuance of the consolidated financial statements

NOTE 6 – PROPERTY AND EQUIPMENT, NET

Property and equipment consist of the following:

	Office equipment	Total
	$	$
Cost
At July 1, 2022	19,131	19,131
Additions	8,888	8,888
Written-off	(703)	(703)
Effects of movements in exchange rates	948	948
At June 30, 2023	28,264	28,264
Written-off	(7,740)	(7,740)
Effects of movements in exchange rates	(130)	(130)
At June 30, 2024	20,394	20,394

Accumulated depreciation
At July 1, 2022	8,524	8,524
Depreciation for the year	4,855	4,855
Written-off	(442)	(442)
Effects of movements in exchange rates	336	336
At June 30, 2023	13,273	13,273
Depreciation for the year	5,644	5,644
Written-off	(6,885)	(6,885)
Effects of movements in exchange rates	(78)	(78)
At June 30, 2024	11,954	11,954

Carrying amounts
At June 30, 2023	14,991	14,991
At June 30, 2024	8,440	8,440

Depreciation expense for the year ended June 30, 2024 and 2023 were $5,644 and $4,855, respectively.

NOTE 7 – ACCRUALS AND OTHER PAYABLES

Accruals and other payables consist of the following:

June 30, 2024
$
Other payables - non-current
Other payables*	2,257,500

Accruals and other payables - current
Other payables**	3,055,916
Accrued expenses	155,916
3,211,832

Total	5,469,332

* Other payables - non-current mainly consist of payable for deferred underwriting fees.

** Other payables - current consist of payable for professional service fees in relation to business combination, and advisory and commitment fees incurred for a standby equity purchase agreement (Note 13).

NOTE 8 – LEASES

As of June 30, 2023, the Company has operating lease agreement for its office premises. Leases with an initial term of 12 months or less are not recorded on the balance sheet. The Company accounts for the lease and non-lease components of its leases as a single lease component. Lease expense is recognized on a straight-line basis over the lease term.

Operating lease right-of-use (“ROU”) assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. ROU assets represent the right to use an underlying asset for the lease term and lease liabilities represent the obligation to make lease payments arising from the lease. Generally, the implicit rate of interest (“discount rate”) in arrangements is not readily determinable and the Company utilizes its incremental borrowing rate in determining the present value of lease payments. The Company’s incremental borrowing rate is a hypothetical rate based on its understanding of what its credit rating would be. The operating lease ROU asset includes any lease payments made and excludes lease incentives.

Operating lease

The Company had previously entered into commercial operating leases for the use of office premises in Singapore. The lease has varying terms, escalation clauses and run for a period of three years with an option to renew the lease after that term.

When measuring lease liabilities for leases that were classified as operating leases as of June 30, 2023, the Company discounted lease payments using its estimated borrowing rate of 5.25% per annum.

The Company recognized ROU assets and lease liabilities as follows:

June 30, 2024
$
Assets:
Leasehold premise	220,261
Addition	—
Amortization	(174,788)
Written-off	(44,991)
Effects of movements in exchange rates	(482)
Total right-of-use assets - Operating leases	—

Amortization expenses for the year ended June 30, 2024 was $174,788.

June 30, 2024
$
Liabilities:
Current:
Operating lease liabilities	—
Non-current
Operating lease liabilities	—
Total lease liabilities	—

There is no further minimum lease payments for the Company’s operating lease liabilities for the twelve-month period ended June 30, 2024.

June 30, 2024
$
Short-term lease expenses	1,418

The Company has elected not to recognize ROU assets and operating lease liabilities for short-term leases that have lease terms of 12 months or low value leases. Lease payments relating to these leases are expensed to statements of operations on a straight-line basis over the lease term.

NOTE 9 – RELATED PARTY BALANCES AND TRANSACTIONS

The Company follows ASC 850, “Related Party Disclosures” for the identification of related parties and disclosure of related party transactions.

Related parties are any entities or individuals that, through employment, ownership or other means, possess the ability to direct or cause the direction of the management and policies of the Company.

The Company's relationships with related parties who had transactions with the Company are summarized as follows:

Related Parties	Relationship
3DOM Alliance Inc.	Shareholder
Future Science Research Inc.	Shareholder

Masataka Matsumura	Chief Executive Officer and Director
Yuta Akakuma	Director
Jean-Francois Raymond Roger Minier	Independent Director
Minoru Tanaka	Independent Director
Noriyoshi Suzuki	Independent Director
Ng Wee Kiat (Darren)	Chief Financial Officer

a. Related party balances

Nature	Name	June 30, 2024	June 30, 2023
		$	$
Amount due to shareholder	3DOM Alliance Inc	885,751	3,572,358
Amount due to shareholder	Future Science Research Inc	1,047,470	—
		1,933,221	3,572,358

Amount due to director	Masataka Matsumura	101,514	—
Amount due to director	Yuta Akakuma	47,247	—
Amount due to independent director	Jean-Francois Raymond Roger Minier	25,837	—
Amount due to independent director	Minoru Tanaka	18,072	—
Amount due to independent director	Noriyoshi Suzuki	18,072	—
		210,742	—

b. Related party transactions

Nature	Name	June 30, 2024	June 30, 2023	June 30, 2022
		$	$	$
Cash advances provided to the Company	3DOM Alliance Inc	1,266,916	2,079,901	873,066
Payment on behalf of the Company	3DOM Alliance Inc	639,604	1,308,112	117,882
Purchases by the Company	3DOM Alliance Inc	—	—	—
Fees for support services received by the Company	3DOM Alliance Inc	446,250	—	—
Ordinary shares issued for conversion of debt	3DOM Alliance Inc	(5,122,950)	(790,287)	(1,547,804)

Cash advances provided to the Company	Future Science Research Inc	1,047,470	—	—

Cash advances provided to the Company	Masataka Matsumura	7,638	—	—
Share-based compensation	Masataka Matsumura	177,753	—	—

Share-based compensation	Yuta Akakuma	44,996	—	—

Share-based compensation	Jean-Francois Raymond Roger Minier	51,599	—	—

Share-based compensation	Minoru Tanaka	18,072	—	—

Share-based compensation	Noriyoshi Suzuki	18,072	—	—

Share-based compensation	Ng Wee Kiat (Darren)	86,393	—	—

Amounts due to shareholder - 3DOM Alliance Inc

As of June 30, 2024 and 2023, the Company reported amounts due to immediate holding company, 3DOM Alliance Inc. of amount $885,751 and $3,572,358, respectively. These amounts have been reclassified and retrospectively applied to non-current liabilities as the liabilities is expected to be settled over a longer-term horizon from the nature of the promissory note.

On July 15, 2022, the Company agreed with 3DOM Alliance Inc. to convert the debt amounting to $790,287 (S$1,100,000) into ordinary shares of the Company at $1,041.22 ($2.67 after reverse recapitalization) per share. The Company issued 759 (295,824 after reverse recapitalization) shares of ordinary shares on July 18, 2022.

On January 23, 2023. 3DOM Alliance Inc. issued an amendment of the Original Promissory Note (“First Amendment to Original Promissory Note”) extending the principal amount up to $2,255,639 (S$3,000,000) to the Company. There is no other change in terms and conditions to the Original Promissory Note.

On February 2, 2023, the Company requested an additional drawdown of $2,240,601 (S$2,980,000) of which 3DOM Alliance Inc. split the amount into two tranches. The Company received $1,030,075 (S$1,370,000) on February 3, 2023 and $1,210,526 (S$1,610,000) on February 6, 2023.

On February 6, 2023. 3DOM Alliance Inc. further issued an amendment of the Original Promissory Note ("Second Amendment to Original Promissory Note") extending the principal amount up to $6,015,037 (S$8,000,000) to the Company. There is no other change in terms and conditions to the Original Promissory Note. The promissory is interest-free and 3DOM Alliance Inc will not demand any payment for at least the next twelve months from the issuance of the consolidated financial statements (refer to Note 2).

On March 6, 2024, the Company agreed with 3DOM Alliance Inc. to convert the debt amounting to $5,122,950 (S$6,813,655) into ordinary shares of the Company at $0.1785 per share. The Company issued 28,700,000 shares of ordinary shares on March 28, 2024.

NOTE 10 – SHAREHOLDERS’ EQUITY

The Company was incorporated on December 28, 2022 with having authorized 500,000,000 ordinary shares with par value of $0.0001 each. Pursuant to the Business Combination Agreement, upon the consummation of the Share Exchange, New SubCo acquired all the outstanding shares of noco-noco from the Sellers, in exchange, the Seller received such number of newly issued PubCo Ordinary Shares that amounted to 126,799,854.

On July 18, 2022, the Company issued 759 (295,824 after reverse recapitalization) ordinary shares to 3DOM Alliance Inc. in connection with the conversion of debt (refer to Note 9).

On January 19, 2023, the Company granted 5,071,886 shares to Gregory Hannan and Arun Ramachandran (“Gregory and Arun”) during the incorporation of noco-noco Australia Pty Ltd (“noco-noco Australia") and recognized the stock-based compensation expenses as a settlement of their management expertise in the generation of carbon credits. The Company entered into a Share Swap Agreement (“Share Swap”) on July 19, 2022 with Hop2it Holdings Pte. Ltd. (“Hop2it”) and its two shareholders, Gregory and Arun for the purpose of establishing a carbon abatement management business under Hop2it. In this Share Swap, Gregory and Arun transferred 42% and 10% of their respective Hop2it shares in exchange for 3.2% and 0.8% shares in the Company. This resulted the Company to own 52% interest in Hop2it while the Gregory and Arun own 38% and 10% respectively. Subsequent to the Share Swap, on December 27, 2022, the Company together with Hop2it, Gregory and Arun entered into a Restructuring Deed as all parties have decided to carry out the carbon abatement management business through a newly incorporated entity, noco-noco Australia, instead of Hop2it. This was done by the Restructuring Deed specifying that all future potential economic benefits of the carbon abatement management business of Hop2it (represented by the gross proceeds of potential future sales of carbon credits by Hop2it from anticipated issuance of such credits by regulators in Australia and Papua New Guinea; and the expertise and network of potential clients) are to be assigned to noco-noco Australia. The fair value of the ordinary shares was determined by obtaining quoted prices over-the-counter market based on the latest transacted price of the Company shares that were sold.

On August 28, 2023, the Company issued 5,636,585 ordinary shares in relation to the business combination (refer to Note 1).

On October 12, 2023, the Company issued 2,994,012 ordinary shares to Arena Business Solutions Global SPC II Ltd as commitment fee in relation to the Standby Equity Purchase Agreement (refer to Note 13).

On February 1, 2024, the Company issued 400,000 ordinary shares to Outside of the Box Capital Inc as payment for marketing services.

On March 19, 2024, the Company issued 2,522,980 in restricted ordinary shares, priced at $0.1785 (Average per share (the average of 30 trading-day moving average and 50 trading-day moving average with reference date on February 1, 2024) to the employees, directors and executive officers as form of compensation.

On March 26, 2024, the Company issued 3,000,000 ordinary shares to (i) Meteora Capital Partners, LP (“MCP”), (ii) Meteora Select Trading Opportunities Master, LP (“MSTO”), and (iii) Meteora Strategic Capital, LLC (“MSC” and, collectively with MCP and MSTO, the “Meteora Parties”) in relation to the Forward Purchase Agreement (refer to Note 12).

On March 28, 2024, the Company issued 28,700,000 ordinary shares to 3DOM Alliance Inc. in connection with the conversion of debt (refer to Note 9).

On April 22, 2024, the Company issued an additional 400,000 ordinary shares to Outside of the Box Capital Inc as payment for marketing services.

The consolidated financial statements for the years ended and as of June 30, 2024 and 2023 were prepared on a retroactive basis to reflect the Group’s consummation of the business combination. The number of shares and net loss per share information is presented as if the consummation took place at the beginning of the period presented.

As of June 30, 2024 and 2023, the Company had 170,453,431 and 126,799,854 ordinary shares issued and outstanding, respectively.

Issuance of warrants

On August 28, 2023, in relation to the business combination (refer to Note 1), the Company issued 3,224,994 warrants at an offering price of $11.50 per share. These warrants can be exercised beginning on August 28, 2023, for a period of 5 years. As at June 30, 2024, none of the warrants have been exercised. The fair value of the warrants which was determined by using the Black-Scholes model using the following assumptions: (1) expected volatility of 90.8%, (2) risk-free interest rate of 4.58%, (3) expected life of 4.17 years, (4) exercise price of $11.50 and (5) share price of $0.18 as at end of reporting period. Due to the market conditions of the Company's share prices, the fair value of the warrants is immaterial.

NOTE 11 – INCOME TAX

Cayman Islands

The Company is incorporated in Cayman Islands and is not subject to tax on income or capital gains under current Cayman Islands law. In addition, upon payments of dividends by the Company entities to their shareholders, no Cayman Islands withholding tax will be imposed. Accordingly, the Company do not accrue for taxes.

Australia

noco-noco Australia Pty Ltd is incorporated in Australia and under the current tax laws of Australia, its standard corporate income tax rate is 30%. noco-noco Australia has been dormant since incorporation and has not engaged in any business activities since its incorporation.

Singapore

noco-noco Pte. Ltd. is incorporated in Singapore, and under the current tax laws of Singapore, its standard corporate income tax rate is 17%.

Due to the noco-noco's net loss position, there was no provision for income taxes recorded as of June 30, 2024 and 2023. Management considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will more-likely-than-not be realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses, forecasts of future profitability, and the duration of statutory carry forward periods. Valuation allowances have been established for deferred tax assets based on a more-likely-than-not threshold. Due to a history of losses, noco-noco assessed it was not more likely than not that the deferred tax assets would be realized in the foreseeable future.

	June 30, 2024	June 30, 2023	June 30, 2022
	$	$	$
Loss before tax	(11,254,626)	(16,791,770)	(1,076,823)
Singapore statutory income tax rate	17%	17%	17%
Income tax expense computed at statutory rate	(1,913,286)	(2,854,601)	(183,060)
Reconciling items:
Income not subject to tax in Singapore	—	—	(11,680)
Non-deductible expenses	1,875,179	2,236,523	—
Change in valuation allowance	—	618,078	194,740
Others	38,107	—	—
Income tax expenses	—	—	—

noco-noco evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of June 30, 2024 and 2023, noco-noco did not have any significant unrecognized uncertain tax positions. noco-noco did not accrue any liability, interest or penalties related to uncertain tax positions in its provision for income taxes line of its consolidated statements of operations for the years ended June 30, 2024 and 2023. noco-noco does not believe that its uncertain tax benefits position will materially change over the next twelve months.

As of June 30, 2024, Singapore tax returns for the years 2020 to 2024 are subject to examination by the tax authorities.

noco-noco had net operating loss carried forward for tax purposes of approximately $2,590,374 as of June 30, 2024 arising from prior periods, which may be carried forward indefinitely to offset future taxable income.

NOTE 12 - PREPAID FORWARD CONTRACT EQUITY

As discussed in Note 1, prior to the Closing of the Business Combination, on August 13, 2023, PNAC entered into an agreement with (i) Meteora Capital Partners, LP (“MCP”), (ii) Meteora Select Trading Opportunities Master, LP (“MSTO”), and (iii) Meteora Strategic Capital, LLC (“MSC” and, collectively with MCP and MSTO, the “Seller”) (the “Forward Purchase Agreement”) for OTC Equity Prepaid Forward Transactions. Pursuant to the terms of the Forward Purchase Agreement, the Seller purchased approximately 1,999,998 shares of PNAC’s Class A ordinary shares in exchange for the prepayment amount of $21,299,979, which was paid out of the funds received by the Company from PNAC's trust account and will be held in a deposit account for the benefit of the Seller until the Valuation Date.

The Seller may at any time, sell the shares in whole or in part by providing written notice to the Company (the "Optional Early Termination" or the "OET"), to which the Company will be entitled to an amount from the Seller for the sale of ordinary shares.

“Valuation Date” will be the earlier to occur of (a) the date that is two (2) years after the date of the closing of the Business Combination (the date of the closing of the Business Combination, the “Closing Date”) pursuant to the Business Combination

Agreement, (b) the date specified by the Investor in a written notice to be delivered to the Counterparty at the Investor’s discretion (which Valuation Date will not be earlier than the day such notice is effective) after the occurrence of any of (v) a Shortfall Variance Registration Failure, (w) a VWAP Trigger Event, (x) a Delisting Event, (y) a Registration Failure or (z) unless otherwise specified therein, upon any Additional Termination Event, and (c) the date specified by the Investor in a written notice to be delivered to the Counterparty at the Investor’s sole discretion (which Valuation Date will not be earlier than the day such notice is effective). The Valuation Date notice will become effective immediately upon its delivery from the Investor to the Counterparty in accordance with the Forward Purchase Agreement.

The prepayment amount of $21,299,979 was recorded as a reduction of the additional paid-in capital in consolidated balance sheet as at June 30, 2024. The Company has also assessed that the OET option for the Seller is a derivative instrument, specifically a derivative asset indexed to the Company's shares. The fair value of the OET option which was determined by using the Black-Scholes model using the following assumptions: (1) expected volatility of 90.8%, (2) risk-free interest rate of 4.58%, (3) expected life of 1.17 years, (4) exercise price of $10.65 and (5) share price of $0.18 as at end of reporting period. Due to the market conditions of the Company's share prices, the fair value of the OET option is immaterial, and as such, the Company has not recorded any derivative asset in relation to this Forward Purchase Agreement.

For the year ended June 30, 2024, the Company did not receive any written notice of any Valuation Date by the Seller and did not receive any funds from the Forward Purchase Agreement.

NOTE 13 - STANDBY EQUITY PURCHASE AGREEMENT

On August 14, 2023, the Company entered into a purchase agreement (the “ELOC Purchase Agreement”, or “SEPA”) with Arena Business Solutions Global SPC II, Ltd on behalf of and for the account of SGREGATED PORTFOLIO #9 – SPC #9 (“Arena”). Pursuant to the SEPA, the Company has the right, but not the obligation, to sell to Arena up to $150,000,000 of shares of its ordinary shares at the Company’s request at any time during the commitment period, which commenced on August 28, 2023.

The Company evaluated the contract includes the right to require Arena to purchase ordinary shares in the future ("put right") considering the guidance in ASC 815-40, Derivatives and Hedging - Contracts on an Entity's Own Equity and concluded that it is an equity-linked contract that does not qualify for equity classification, and therefore requires fair value accounting. The fair value of the put right which was determined by using the Black-Scholes model using the following assumptions: (1) expected volatility of 90.8%, (2) risk-free interest rate of 4.58%, (3) expected life of 1.17 years, (4) exercise price of $1.00 and (5) share price of $0.18 as at end of reporting period. The Company has not utilized the SEPA, and no shares have been sold as at the end of the reporting period, management concluded that the fair value of the put right is immaterial as of June 30, 2024, and as such, the Company has not recorded any put right.

Pursuant to the terms and conditions set forth in the SEPA, the Company has elected and issued 2,994,012 ordinary shares to Arena on October 12, 2023 as consideration for its irrevocable commitment to purchase ordinary shares. The Company will issue additional 5,519,847 ordinary shares to Arena under the true-up arrangement. The additional 5,519,847 ordinary shares are payable to Arena in lieu of cash and are subjected to fair value accounting upon the date where the true-up is recognized. The fair value of these shares of $3,228,510, was recorded as other expense for the period ended June 30, 2024. On August 22, 2024, the Company allotted and issued 5,519,847 restricted ordinary shares to Arena under the true-up arrangement in relation to the SEPA (Note 15).

For the period ended June 30, 2024, the Company has not issued and raised any funds from the SEPA.

NOTE 14 – COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Company are subject to loss contingencies, such as legal proceedings and claims arising out of the business, that cover a wide range of matters, including, among others, government investigations and tax matters. In accordance with ASC No. 450-20, “Loss Contingencies”, the Company will record accruals for such loss contingencies when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. In the opinion of management, there were no pending or threatened claims and litigation as of June 30, 2024 and through the issuance date of these consolidated financial statements.

NOTE 15 – SUBSEQUENT EVENTS

The Company evaluated all events and transactions from June 30, 2024 up through December 24, 2024, which is the date that these consolidated financial statements are available to be issued, there were no other material subsequent events that require disclosure in these consolidated financial statements except below:

On July 2, 2024, the Company issued 873,149 restricted ordinary shares, priced at $0.1785 (the average of 30 trading-day moving average and 50 trading-day moving average with reference date on February 1, 2024) to the directors and executive officers as form of compensation.

On July 2, 2024, the Company allotted and issued 6,235,410 restricted ordinary shares, pursuant to a share subscription agreement for a private placement on June 26, 2024, at the issue price of $0.1656 per share to Future Science Research Inc, for a total consideration of $1,032,584.

On August 16, 2024, the Company entered into a securities purchase agreement (the “Purchase Agreement”) with Arena Investors LP (“Arena”) whereby it issued a convertible promissory note and warrant (the “Private Placement”). Pursuant to the Purchase Agreement, the Company has agreed to issue Arena a convertible promissory note in an amount of up to $285,714 (the “Note”) and a warrant to purchase up to 1,783,676 ordinary shares (the “Warrant”), par value $0.0001 per share, of the Company at a price of $0.1927 per share (the “Warrant Shares”). The gross proceeds from the Note and Warrant will be used for working capital purposes. The Note has a maturity date of February 15, 2025. The Company’s failure to comply with the material terms of the Note will be considered an event of default. Upon an event of default the Note becomes convertible at a conversion price of 85% of the lowest one-day VWAP (the daily volume weighted average price of the ordinary shares for such trading day on the principal market) for the previous ten (10) trading days prior to conversion. Additionally, Arena may redeem any portion of the Note at a cash price equal to 100% of the amount Arena is electing to redeem. The Warrant is exercisable until August 15, 2029. The exercise price will reset every three months on the sixteenth (16th) of each month beginning November 16, 2024 to a price equal to 100% of the closing price of the ordinary shares on the trading day immediately prior to each such reset date. If there is no Registration Statement of the Company effective by November 15, 2024, the Warrant Shares will be subject to cashless exercise. The number of Warrant Shares deliverable upon exercise of the Warrant is subject to adjustment for subdivision or consolidation of shares and other standard dilutive events.

On August 22, 2024, the share subscription agreement entered into on July 26, 2024 with GEE Strategy Revitalize Japan Limited was superseded with an amended agreement, pursuant to which the Company shall issue 25,770,308 restricted ordinary shares to GEE Strategy Revitalize Japan Limited, at the price of $0.1785 per share and for a total consideration of $4,600,000.

On August 22, 2024, the Company allotted and issued 5,519,847 restricted ordinary shares to Arena under the true-up arrangement in relation to the SEPA (Note 13).

On August 26, 2024, the Company allotted and issued 127,708 restricted ordinary shares to Garden State Securities Inc, the Company's placement agent, pursuant to the issuance of the commitment fee shares to Arena in relation to the SEPA.

On September 5, 2024, the Company allotted and issued 600,000 restricted ordinary shares as payment to Outside The Box Capital Inc, pursuant to a marketing services agreement on August 29, 2024, at the price of $0.25 per share and for a total consideration of $150,000.

On September 6, 2024 and September 9, 2024, the Company allotted and issued another 7,500,000 restricted ordinary shares, at the issue price of $0.1785 per share to 3DOM Alliance, pursuant to a debt-to-equity swap which both parties agreed to convert the debt of $1,338,750 owed to 3DOM Alliance in relation to a Master Service Agreement into ordinary shares.

Between September 5, 2024 to October 1, 2024, the Company allotted and issued 1,640,000 ordinary shares to Arena to raise $206,168 from the SEPA.

On October 14, 2024, the Company allotted and issued 90,433,183 restricted ordinary shares, pursuant to an asset purchase agreement on October 11, 2024, at the issue price of $0.10 per share to noco-tech Inc, a related party, for a total consideration of $9,043,318 (¥1,340,000,000).

On November 22, 2024, the Company received a determination letter dated November 21, 2024 from Nasdaq Capital Market notifying the Company of its decision to delist the Company’s securities and warrants due to non-compliance with Nasdaq’s continued listing requirements. The Company's securities and warrants were suspended from trading on Nasdaq Capital Market at the open of business on November 25, 2024 and were moved to Over-the-Counter ("OTC") Market for trading.

On December 11, 2024, the Company received a letter of notice of default and reservation or rights from Arena with regard to that certain convertible note issued to Arena on June 27, 2024.

On December 17, 2024, the Company received a letter from GEE Strategy Revitalize Japan Limited that there was a delay in the transfer of funds as it faced administrative issues. Pursuant to the receipt of a total consideration of $4,600,000, the Company shall issue 25,770,308 restricted ordinary shares to GEE Strategy Revitalize Japan Limited, at the price of $0.1785 per share.

On December 18, 2024, the Company held an Extraordinary General Meeting and the shareholders approved a share consolidation, the alteration of share capital, the adoption of the proposed second amended and restated memorandum and articles of association and the increase of share capital with effect on December 20, 2024 or a later date as determined by the board of directors.

On December 19, 2024, the Company entered into a share and warrant subscription agreement with 3DOM Alliance Inc, pursuant to which, the Company shall issue 21,800,000 ordinary shares, par value $0.0001 per share, of the Company (the “PIPE Shares”), at a price per share of $0.10, representing the total consideration of $2,180,000, prior to the payment of related fees and expenses, and a warrant to purchase up to 65,400,000 ordinary shares (the "Warrant"), par value of $0.0001 per share of the Company at a price of $0.05 per share (the "Warrant Shares"). The Warrant is exercisable until February 1, 2030. If there is no registration statement of the Company effective by February 1, 2025, the Warrant Shares will be subject to cashless exercise.

On December 20, 2024, the Company, through its legal counsel, responded to the Nasdaq Listing and Hearing Review Council to appeal on the delisting determination dated November 21, 2024, and also provided an update of the action steps and plans the Company had taken to achieve full compliance of the listing requirements. Apart from holding an Extraordinary General Meeting on December 18, 2024 to approve a share consolidation in an effort to comply with Nasdaq's minimum bid price requirement, the Company has also concluded several initiatives to facilitate compliance with continued listing standards. These initiatives include securing new PIPE financing to achieve the minimum shareholder equity requirement of $2,500,000, refreshing the management team and establishing new strategic partnerships to accelerate business growth.