Form 20-F/A
period 2024-06-30
noco-noco Inc.
filed 2025-01-08
CIK 1964021

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

EXPLANATORY NOTE

This Form 20-F/A is being filed as Amendment No. 1 (the "Amendment") to our annual report on Form 20-F for the year ended June 30, 2024 (the "Original Annual Report"), which was originally filed with the U.S. Securities and Exchange Commission on December 26, 2024. The purpose of this Amendment is to amend the Cover Page of the Original Report as the box to indicate whether the Company is a "shell company" was erroneously check marked yes, when it should have been check marked no. The Company is not a "shell company" as defined in Rule 12b-2 of the Exchange Act.

Except for the amended disclosure set forth above, this Form 20-F/A has not been updated to reflect events that occurred after December 26, 2024, the filing date of the Original Annual Report. Accordingly, this Form 20-F/A should be read in conjunction with our filings made with the SEC subsequent to the filing of the Original Annual Report, including any amendments to those filings. However, this Form 20-F/A includes Exhibits 12.1, 12.2, 13.1 and 13.2, new certifications by the Company’s Chief Executive Officer and Chief Financial Officer as required by Rule 12b-15.

ITEM 19. EXHIBITS

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION

12.1*	Certification of Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	Certification of Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1*	Certification of Principal Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2*	Certification of Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

101.INS	Inline XBRL Instance Document—this instance document does not appear in the Interactive Data File because its XBRL tags embedded within the Inline XBRL document

101.SCH	Inline XBRL Taxonomy Extension Schema With Embedded Linkbase Documents

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

* Filed herewith.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this report on its behalf.

noco-noco Inc.

January 8, 2025	By:	/s/ Masataka Matsumura
		Name:	Masataka Matsumura
		Title:	Director and CEO